                                               Filed Pursuant to Rule 424(b)(3)
                                                Registration File No. 333-58652

Prospectus, Offer to Exchange and Consent Solicitation
April 27, 2001

                         -------------------------------

                                     [Logo]

                     Pegasus Satellite Communications, Inc.

        Exchange of Pegasus Satellite 12-3/8% senior notes due 2006 for any and all of Golden Sky Systems, Inc.'s outstanding
           12-3/8% Series A and B senior subordinated notes due 2006
                                       and
       Exchange of Pegasus Satellite 13-1/2% senior subordinated discount notes due 2007 for any and all of Golden Sky DBS, Inc.'s
           outstanding 13-1/2% Series B senior discount notes due 2007

                         -------------------------------

o We are offering to exchange Pegasus Satellite senior notes due 2006 for Golden Sky Systems' 12-3/8% Series A and B senior subordinated notes due 2006, of which $195.0 million in principal amount is outstanding.

o We are also offering to exchange Pegasus Satellite 13-1/2% senior subordinated discount notes due 2007 for Golden Sky DBS' 13-1/2% Series B senior discount notes due 2007, of which $130.5 million in accreted value as of March 1, 2001 ($193.1 million in principal amount at maturity) is outstanding.

o We are also soliciting the consent of the holders of the Golden Sky Systems notes and the Golden Sky DBS notes for certain proposed amendments to their notes indentures. We will pay a consent fee of $5.00 for each $1,000 in principal amount of Golden Sky Systems notes and each $1,000 in accreted value of Golden Sky DBS notes as of the settlement date of the exchange offer validly tendered to us and as to which a valid and unrevoked consent to the proposed amendments to the applicable indenture from the holder is received by the applicable consent expiration date. To tender your Golden Sky Systems notes or Golden Sky DBS notes, you must consent to the proposed amendments to the indenture pursuant to which the notes were issued.

o We do not expect that there will be a public market for the Pegasus Satellite senior notes or the Pegasus Satellite senior subordinated discount notes. We do not intend to apply for the listing of any of the new notes on any national securities exchange or for quotation through the Nasdaq National Market.

o Each exchange offer will expire at 5:00 p.m., New York City time, on May 25, 2001, unless extended or earlier terminated. The consent expiration date for each consent solicitation is May 25, 2001, if, on that date, we have received valid and unrevoked consents to the proposed amendments to the applicable indenture from holders of a majority of the outstanding Golden Sky Systems notes and Golden Sky DBS notes, or such later date when we first receive the requisite consents.

o You should contact either of the dealer managers listed below for further information. You should contact the information agent listed on the back page of this prospectus to request copies of the exchange offer materials.

--------------------------------------------------------------------------------
     These investments involve risks. Please see "Risk Factors" on Page 21.
--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

   The dealer managers for the exchange offers and consent solicitations are:

CIBC World Markets                                   Credit Suisse First Boston


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                Table of Contents

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                                                                                                            Page
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Forward-Looking Statements....................................................................              iii

Additional Information........................................................................               iv

Prospectus Summary............................................................................                1

Summary Historical and Pro Forma Consolidated Financial Data
   for Pegasus Satellite Communications, Inc..................................................               17

Summary Historical and Pro Forma Consolidated Financial Data
   for Golden Sky Systems, Inc................................................................               19

Summary Historical and Pro Forma Consolidated Financial Data
   for Golden Sky DBS, Inc....................................................................               20

Risk Factors..................................................................................               21

Ratio of Earnings to Fixed Charges and Preferred Dividends....................................               30

Use of Proceeds...............................................................................               30

Capitalization of Pegasus Satellite...........................................................               31

Capitalization of Golden Sky Systems..........................................................               33

Capitalization of Golden Sky DBS..............................................................               34

The Exchange Offers and Consent Solicitations.................................................               35

Certain Federal Income Tax Considerations.....................................................               48

Proposed Amendments to the Golden Sky Systems Notes Indenture.................................               52

Proposed Amendments to the Golden Sky DBS Notes Indenture.....................................               56

Description of the Pegasus Satellite Senior Notes.............................................               60

Description of the Pegasus Satellite Senior Subordinated Discount Notes.......................               99

Business of Pegasus Satellite.................................................................              141

Business of Golden Sky Systems and Golden Sky DBS.............................................              159

Selected Historical and Pro Forma Consolidated Financial Data
   for Pegasus Satellite......................................................................              161



Selected Historical and Pro Forma Consolidated Financial Data
         for Golden Sky Systems...............................................................               163

Selected Historical and Pro Forma Consolidated Financial Data
         for Golden Sky DBS...................................................................               164

Management's Discussion and Analysis of Financial Condition
         and Results of Operations of Pegasus Satellite.......................................               165

Management's Discussion and Analysis of Financial Condition
         and Results of Operations of Golden Sky Systems......................................               178

Management's Discussion and Analysis of Financial Condition
         and Results of Operations of Golden Sky DBS..........................................               183

Management and Certain Transactions...........................................................               188

Description of Certain Indebtedness of Pegasus Satellite......................................               199

Legal Matters.................................................................................               213

Experts.......................................................................................               213

Annex A:  Pegasus Satellite Communications, Golden Sky Systems and Golden Sky DBS
             Pro Forma Financial Information..................................................               A-1

Annex B:  Pegasus Satellite Communications, Inc. Consolidated
             Financial Statements.............................................................               B-1

Annex C:  Golden Sky Systems, Inc. Consolidated Financial Statements..........................               C-1

Annex D:  Golden Sky DBS, Inc. Consolidated
             Financial Statements.............................................................               D-1

Annex E:  Golden Sky Holdings, Inc. Consolidated
             Financial Statements.............................................................               E-1


                           Forward-Looking Statements

         This prospectus contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements reflect our current views with respect to future events and are subject to unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated in such forward-looking statements. Such factors include the risks described under "Risk Factors" and elsewhere in this prospectus and, among others, the following: general economic and business conditions, both nationally, internationally and in the regions in which we operate; relationships with and events affecting third parties like DIRECTV and the National Rural Telecommunications Cooperative; litigation with DIRECTV; demographic changes; existing government regulations and changes in, or the failure to comply with government regulations; competition; the loss of any significant numbers of subscribers or viewers; changes in business strategy or development plans; technological developments and difficulties; the ability to attract and retain qualified personnel; our significant indebtedness; the availability and terms of capital to fund the expansion of our businesses; and other factors referenced in this prospectus and in our filings with the Securities and Exchange Commission (the "SEC"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                             Additional Information

         We file annual, quarterly and special reports, as well as other information, with the SEC. You may read and copy any of the documents we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549 or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like Pegasus Satellite that file electronically with the SEC.

         This prospectus is part of a registration statement on Form S-4 we have filed with the SEC. This prospectus omits certain information contained in the registration statement. You should refer to the registration statement and the exhibits for further information with respect to Pegasus Satellite and the securities offered in this prospectus. The statements that we make in this prospectus concerning the provisions of the notes indentures or other documents are not necessarily complete, and you should refer to the registration statement for a more complete description of these provisions.

         You may obtain a copy of any of our SEC filings, at no cost, by writing to or telephoning us at the following address:

                     Pegasus Satellite Communications, Inc.
                  c/o Pegasus Communications Management Company
                         225 City Line Avenue, Suite 200
                              Bala Cynwyd, PA 19004
                   Attention: Vice President of Communications
                            Telephone: (888) 438-7488

         To obtain timely delivery of this information you must request this information no later than May 20, 2001 or five days before any extension of these offers, whichever is later. You should rely only on the information provided in this prospectus and in the accompanying letters of transmittal. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of the prospectus. We are not making this offer of securities in any state or country in which the offer or sale is not permitted.

                               Prospectus Summary

         This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before deciding to exchange your Golden Sky notes for Pegasus Satellite notes. We urge you to read the entire prospectus carefully, including the Risk Factors section and our financial statements that we have included as annexes. As used in this prospectus, the term "Golden Sky" refers to Golden Sky Systems, Inc. and Golden Sky DBS, Inc., collectively. In this prospectus, the term "Golden Sky notes" refers to the Golden Sky DBS notes and the Golden Sky Systems notes, collectively.

         "Pegasus Satellite" refers to Pegasus Satellite Communications, Inc. As used in this prospectus, the term "Pegasus Satellite senior notes" refers to the Pegasus Satellite senior notes due 2006 and the terms "Pegasus Satellite subordinated discount notes" and "Pegasus Satellite senior subordinated discount notes" refer to the Pegasus Satellite senior subordinated discount notes due 2007. In this prospectus, the term "Pegasus Satellite notes" refers to the Pegasus Satellite senior notes due 2006 and the Pegasus Satellite senior subordinated discount notes due 2007, collectively. References to "Pegasus Satellite" or to "we," "us" or "our company" refer to Pegasus Satellite Communications, Inc., and references to "our holding company" or "Pegasus Communications" refer to Pegasus Communications Corporation. Pegasus Satellite's historical financial and other data are presented below on a consolidated basis.

                                Pegasus Satellite

     Pegasus Satellite is:

o the only publicly-traded satellite TV and Internet services company primarily focused on providing services to rural and underserved areas of the United States;

o one of the fastest growing media companies in the United States; we have increased our direct broadcast satellite revenues at a compound growth rate of 287% per annum since our inception of this business in 1994;

o the tenth largest multichannel video provider in the United States and the third largest direct broadcast satellite provider;

o the largest independent distributor of DIRECTV(R) with over 1.4 million subscribers at December 31, 2000, the exclusive right to distribute DIRECTV digital broadcast satellite services to over 7.5 million rural households in 41 states and a retail network of over 3,500 independent retailers;

o through agreements with Liberate Technologies, Genuity, Hughes Network Systems and other companies, expanding the array of advanced digital satellite products and services it offers, including high-speed Internet connectivity through Pegasus Expresssm Powered by DirecPC(R) (a two-way broadband always-on satellite connection); and

o the owner or programmer of ten TV stations affiliated with either Fox, UPN or the WB.

         We were incorporated in Delaware in May 1996. Our principal executive office is c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, Pennsylvania 19004. Our telephone number is (888) 438-7488.

         Until February 22, 2001, Pegasus Satellite was a publicly-held company named Pegasus Communications Corporation. On that date, Pegasus Satellite became a wholly-owned subsidiary of a new holding company (now named Pegasus Communications Corporation) and adopted its present name. Pegasus Satellite remains liable on its publicly-held debt securities and obligated on its Series A preferred stock. The other former preferred stockholders and all the common stockholders of Pegasus Satellite received identical shares of stock in Pegasus Communications, the new holding company. The financial statements that we have included in Annex B to this prospectus are the financial statements of Pegasus Satellite for the period prior to the reorganization. In the reorganization, Pegasus Satellite contributed cash of $1.5 million and its investment in Pegasus Development Corporation along with Pegasus Development's investments in intellectual property assets and other entities to Pegasus Communications.

                  The Exchange Offers and Consent Solicitations

Purposes of the exchange
offers and consent solicitations.....       Golden Sky Systems and Golden Sky DBS are indirect subsidiaries of
                                            Pegasus Satellite.  Golden Sky Systems is a direct subsidiary of Golden
                                            Sky DBS.  The purposes of the exchange offers are to eliminate the separate restrictive covenants in the Golden Sky notes indentures, and to establish covenants in the Pegasus Satellite notes that are substantially the same as in our other outstanding publicly held notes.
                                            This is intended to simplify the capital structure of Pegasus Satellite,
                                            Golden Sky Systems and Golden Sky DBS and afford Pegasus Satellite more
                                            flexibility under the covenants of its existing indebtedness.   In
                                            addition, at some time after the exchange offers are completed, Pegasus
                                            Satellite anticipates that it will pay off amounts outstanding under
                                            Golden Sky Systems' revolving credit facility and term loan facility.

                                            Pegasus Satellite will not have to consummate the Golden Sky Systems exchange offer or the Golden Sky DBS exchange offer unless at least
                                            95%, on a combined basis, of the aggregate principal amount of Golden
                                            Sky Systems notes and the Golden Sky DBS notes are tendered. In addition, the consummation of each exchange offer is contingent upon the other so that we will not have to consummate one of the exchange offers unless the conditions to both exchange offers are satisfied. We have the right to waive either of these conditions in our sole discretion.

                                            We are also seeking consents to proposed amendments to the Golden Sky notes indentures in the consent solicitations. The primary purpose of the proposed amendments is to eliminate substantially all of the restrictive covenants in the Golden Sky notes indentures. See Proposed
                                            Amendments to the Golden Sky Systems Notes Indenture and Proposed
                                            Amendments to the Golden Sky DBS Notes Indenture. The proposed amendments to the Golden Sky Systems notes indenture and the Golden
                                            Sky DBS notes indenture will become effective if adopted by the respective holders of a majority in aggregate principal amount of each of the outstanding Golden Sky Systems notes and Golden Sky DBS notes, respectively, but will not become operative until consummation of the applicable exchange offer.

The Golden Sky Systems notes.........       Golden Sky Systems has $195.0 million in principal amount of its 12-3/8%
                                            Series A and B senior subordinated notes due 2006 outstanding.  Series B of the Golden Sky Systems notes are registered and are therefore not subject to restrictions on transfer.  Series A of the Golden Sky Systems notes are not registered, but restrictions on their transfer by non-affiliates of Golden Sky Systems have expired.



The Golden Sky DBS notes.............       Golden Sky DBS has $193.1 million in principal amount at maturity
                                            ($132.0 million accreted value at March 31, 2001) of its
                                            13-1/2%  Series B senior discount notes due 2007 outstanding.  The
                                            Golden Sky DBS notes are registered and are therefore not subject to restrictions on transfer.

The Pegasus Satellite
senior notes.........................       We are offering $195.0 million in principal amount of our 12-3/8% senior notes due 2006 in this prospectus.  See Description of the Pegasus
                                            Satellite Senior Notes.

The Pegasus Satellite senior subordinated
discount notes.......................       We are offering $193.1 million in principal amount at maturity of our
                                            13-1/2% senior subordinated discount notes due 2007 in this prospectus.
                                            See Description of the Pegasus Satellite Senior Subordinated Discount
                                            Notes.

The exchange offers..................       We are offering to exchange $1,000 in principal amount of Pegasus
                                            Satellite senior notes in return for each $1,000 in principal amount of
                                            Golden Sky Systems notes tendered for exchange.  We are also offering to exchange $1,000 in principal amount at maturity of Pegasus Satellite senior subordinated discount notes in return for each $1,000 in principal amount at maturity of Golden Sky DBS notes tendered for exchange.  Each exchange offer is subject to the conditions discussed below.

The consent solicitations............       Concurrently with the exchange offers, Pegasus Satellite is soliciting consents from holders of Golden Sky notes with respect to proposed amendments to each of the Golden Sky notes indentures.  The proposed amendments would eliminate substantially all of the restrictive covenants in the Golden Sky notes indentures.  Holders cannot tender
                                            Golden Sky notes in the exchange offers unless they also consent to the proposed amendments.  Each of the proposed amendments to the Golden Sky
                                            Systems notes indenture and Golden Sky DBS notes indenture will become effective upon execution of the Golden Sky Systems supplemental indenture and Golden Sky DBS supplemental indenture, respectively, but each will become operative only upon consummation of the respective exchange offer.

Requisite consents...................       Consents from holders of a majority in aggregate principal amount of the outstanding Golden Sky Systems notes and Golden Sky DBS notes are required to approve the amendments to the Golden Sky Systems notes indenture and Golden Sky DBS notes indenture, respectively.

Consent payment......................       A consent payment of $5.00 for each $1,000 in principal amount of Golden
                                            Sky Systems notes and each $1,000 in accreted value of Golden Sky DBS notes as of the settlement date of the exchange offer will be paid with respect to Golden Sky notes for which consents have been delivered and not validly revoked prior to 5:00 p.m., New York City time, on the consent expiration date, if, but only if, the Golden Sky notes are exchanged under the terms of the applicable exchange offer and the proposed amendments are approved.  Holders who tender their notes after
                                            5:00 p.m., New York City time, on the consent expiration date will not receive the consent payment.

Consent expiration date..............       The consent expiration date for each consent solicitation is
                                            May 25, 2001 at 5:00 p.m., New York City time, if on that date
                                            Pegasus Satellite has the requisite consents to the proposed amendments, or such later date as Pegasus Satellite first receives the requisite consents.  We expect that Golden Sky Systems and Golden Sky DBS and the trustees will execute the supplemental indentures promptly after the consent expiration date.

Exchange offer expiration
date.................................       The exchange offer expiration date for each exchange offer is 5:00 p.m.,
                                            New York City time, on May 25, 2001, unless we extend the
                                            expiration date of the exchange offers.

Settlement date......................       The settlement date for each exchange offer will be the third business day following the exchange offer expiration date, or as soon as practicable after that day.

Accrued interest.....................       If we accept your Golden Sky Systems notes for exchange, you will receive accrued and unpaid interest on the Golden Sky Systems notes up to, but not including, the settlement date.  This interest will be paid in cash on the settlement date of the exchange offer.  The Pegasus
                                            Satellite senior notes will bear interest from and including the date of issuance of the Pegasus Satellite senior notes, which will be the settlement date.  Golden Sky DBS notes will not begin accruing interest until March 1, 2004.  Consequently, if we accept your Golden Sky DBS notes for exchange, the Pegasus Satellite senior subordinated discount notes will not begin to accrue interest until March 1, 2004; however, discount on those notes will continue to accrete on the same basis as on the Golden Sky DBS notes.

Conditions of the exchange
offers...............................        Pegasus Satellite's obligation to accept validly tendered Golden Sky notes is conditioned, among other things, on:

                                             o    at least 95%, on a combined basis, of the aggregate principal amount of Golden Sky Systems notes and Golden Sky DBS notes being validly tendered and not withdrawn before the exchange offer expiration date;

                                             o    receipt of the requisite consents; and

                                             o    with respect to each exchange offer, the satisfaction of the conditions to the consummation of the other exchange offer.

                                             Other conditions are described under The Exchange Offers and Consent
                                             Solicitations - Conditions of the Exchange Offers and Consent
                                             Solicitations. Pegasus Satellite may waive any of the above conditions in its sole discretion.

Procedures for tendering
and consenting.......................       If you hold Golden Sky notes and you wish to accept this offer, you must complete a consent and letter of transmittal and deliver it to the appropriate exchange agent.  You must follow the instructions contained in that letter and in this prospectus.  For further information, call the information agent or either of the dealer managers at the phone numbers listed on the back of this prospectus, or consult your broker, dealer, commercial bank or trust company for assistance.  A beneficial owner whose Golden Sky notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if the beneficial owner desires to tender notes and to consent to the proposed amendments.  Depository Trust Company participants may, in lieu of physically completing and signing the letter of transmittal, transmit their acceptance to The Depository Trust Company through the
                                            Automated Tender Offer Program.

Withdrawal rights....................       Tenders of Golden Sky notes may be withdrawn and consents may be revoked at any time before 5:00 p.m., New York City time, on the consent expiration date by following the procedures described in this prospectus.  A valid withdrawal of tendered Golden Sky notes before that time will be deemed a revocation of the consent.  Tenders of Golden Sky notes may not be withdrawn and consents may not be revoked after 5:00
                                            p.m., New York City time, on the consent expiration date except under limited circumstances.  See The Exchange Offers and Consent
                                            Solicitations-- Withdrawal of Tenders and Revocation of Consents.

Guaranteed delivery
procedures...........................       If you wish to tender your Golden Sky notes and you cannot deliver them, the consent and letter of transmittal or any other required documents before the offers expire, you must tender your Golden Sky notes according to procedures we discuss below in The Exchange Offers and
                                            Consent Solicitations-- Guaranteed Delivery Procedures.  You can use
                                            this procedure only if you tender through an eligible institution as described in The Exchange Offers and Consent Solicitations--  Procedures
                                            for Tendering and Consenting.


Delivery of Pegasus Satellite
notes................................       Pegasus Satellite will accept all validly tendered Golden Sky notes, subject to the conditions described in this prospectus, and deliver
                                            Pegasus Satellite notes to the tendering holders on the settlement date.

No appraisal rights..................       No appraisal rights are available to holders of Golden Sky notes in connection with these exchange offers.

Government approvals.................       Pegasus Satellite is not aware of any governmental or regulatory approval required for the consummation of the exchange offers or consent solicitations, other than compliance with applicable securities laws.

Waivers; extensions;
amendments...........................       Pegasus Satellite expressly reserves the right, in its sole discretion, subject to applicable law, at any time or from time to time, to:

                                            o    waive any condition to the exchange offers and consent
                                                 solicitations and accept all Golden Sky notes previously tendered in the exchange offers and consent solicitations;

                                            o    extend the exchange offer expiration date and retain all notes tendered in each exchange offer, subject, however, to the
                                                 withdrawal rights of holders as described under The Exchange
                                                 Offers and Consent Solicitations -- Withdrawal of Tenders and
                                                 Revocation of Consents; and

                                            o    amend the terms of either exchange offer and consent
                                                 solicitation.

                                            If we waive any condition or make any amendment, we will notify holders and extend the exchange offers if required by law. Any amendment to the Golden Sky Systems exchange offer and consent solicitation will apply to all notes tendered and consents delivered in the Golden Sky Systems exchange offer and consent solicitation. Any amendment to the Golden Sky DBS exchange offer and consent solicitation will apply to all notes tendered and consents delivered in the Golden Sky DBS exchange offer and consent solicitation. See The
                                            Exchange Offers and Consent Solicitations -- Expiration; Extensions;
                                            Amendments; Appraisal Rights.

Certain United States federal income
tax consequences of the exchange
offers...............................       We anticipate that your exchange of Golden Sky notes for the
                                            Pegasus Satellite notes will be a taxable event. We discuss certain federal income tax considerations relating to the exchange offers and consent solicitations in Risk Factors - Risk of Investing in the
                                            Pegasus Satellite Notes - Exchange or Defeasance of Your Golden Sky
                                            Notes May Have Adverse Tax Consequences for You and Certain Federal
                                            Income Tax Considerations.

Dealer managers......................       CIBC World Markets Corp. and Credit Suisse First Boston Corporation are
                                            serving as dealer managers and solicitation agents in connection with the exchange offers and consent solicitations.

Exchange agents......................       State Street Bank and Trust Company is serving as the exchange agent in connection with the Golden Sky Systems exchange offer and consent solicitation.  United States Trust Company of New York is serving as the exchange agent in connection with the Golden Sky DBS exchange offer and consent solicitation.

Information agent....................       Georgeson Shareholder is serving as information agent in connection with the exchange offers and consent solicitations.



                      Failure to Exchange Golden Sky Notes

         If you do not tender your Golden Sky notes in these exchange offers or we do not accept them, your Golden Sky notes will remain outstanding. If the proposed amendments to the Golden Sky notes indentures become operative, holders of Golden Sky notes that are not exchanged will no longer be entitled to the benefits of certain restrictive covenants that now apply to Golden Sky Systems or Golden Sky DBS, as the case may be, because those covenants will have been modified, waived or deleted by the proposed amendments. Notwithstanding anything to the contrary, we reserve the right to cause Golden Sky Systems or Golden Sky DBS to defease any and all non-tendered Golden Sky Systems notes and Golden Sky DBS notes, respectively.

           Comparison of Golden Sky Notes and Pegasus Satellite Notes

         The economic terms of the Pegasus Satellite notes will be substantially the same as the terms of the Golden Sky notes. Other terms of the Pegasus Satellite notes, such as covenants, will be similar to those applicable to currently outstanding notes of Pegasus Satellite. The following is a summary of certain terms of these securities. The terms of the notes are contained in the respective indentures. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, the Pegasus Satellite notes indentures and the Golden Sky notes indentures. For more information, please see Description of the Pegasus Satellite Senior Notes, Description of the Pegasus Satellite Senior Subordinated Discount Notes and Description of Certain Indebtedness of Pegasus Satellite and consult the documents described above, which we will provide to you upon request free of charge. You may obtain copies of these documents by contacting us at the address on page iv of this prospectus.

             Golden Sky Systems Notes/Pegasus Satellite Senior Notes



                               Golden Sky Systems Notes                     Pegasus Satellite Senior Notes
                               ------------------------                     ------------------------------
Issuer..................       Golden Sky Systems, Inc.                     Pegasus Satellite Communications, Inc.

Total amount of notes
outstanding/offered.....       $195.0 million in principal amount of        $195.0 million in principal amount of
                               12-3/8% senior subordinated notes due        12-3/8% senior notes due 2006 are being
                               2006 outstanding as of the date hereof       offered

Maturity................       August 1, 2006                               August 1, 2006

Interest................       Annual rate - 12-3/8%                        Annual rate - 12-3/8%

                               Payment frequency - every six months on      Payment frequency - every six months on
                               August 1 and February 1                      August 1 and February 1

                                                                            First payment - August 1, 2001

                                                                                        Pegasus Satellite
                                       Golden Sky Systems Notes                            Senior Notes
                                       ------------------------               -------------------------------------
Ranking.................       The Golden Sky Systems notes are             The Pegasus Satellite senior notes will
                               unsecured senior subordinated obligations    be unsecured senior obligations of
                               of Golden Sky Systems and are                Pegasus Satellite, will rank senior to
                               subordinated in right of payment to all      our subordinated indebtedness, and will
                               existing and future senior debt of Golden    rank equally in right of payment with
                               Sky Systems.                                 our other senior indebtedness. We do
                                                                            not currently have any subordinated
                                                                            indebtedness. However, the Pegasus
                                                                            Satellite senior subordinated discount
                                                                            notes offered by this prospectus in the
                                                                            Golden Sky DBS exchange offer, if
                                                                            issued, will be subordinated
                                                                            indebtedness. Not counting these
                                                                            Pegasus Satellite senior notes, at
                                                                            December 31, 2000, we have issued an
                                                                            aggregate of $370.0 million in
                                                                            principal amount of other series of
                                                                            senior notes. The Pegasus Satellite
                                                                            senior notes will effectively rank
                                                                            junior to the indebtedness of our
                                                                            subsidiaries, even their subordinated
                                                                            indebtedness. Excluding the Golden Sky
                                                                            notes subject to this exchange offer,
                                                                            our subsidiaries had at December 31,
                                                                            2000, $703.3 million of indebtedness
                                                                            that effectively will rank senior to
                                                                            the Pegasus Satellite notes. We
                                                                            describe this in more detail under Risk
                                                                            Factors - Risk of Investing in the
                                                                            Pegasus Satellite Notes - The Pegasus
                                                                            Satellite Notes Are Not Guaranteed
                                                                            Which Could Adversely Affect Your
                                                                            Investment.

Subsidiary
guarantors..............       Golden Sky Systems' payment obligations      None of our subsidiaries will guarantee
                               are unconditionally guaranteed, on a         the Pegasus Satellite senior notes.
                               senior subordinated basis, jointly and       However, our subsidiaries may in the
                               severally, by certain of Golden Sky          future unconditionally guarantee our
                               Systems' direct and indirect                 obligations on a senior, unsecured
                               subsidiaries.  Each subsidiary guarantee     basis, jointly and severally, by
                               is subordinated in right of payment to       signing a supplemental indenture. They
                               all senior debt of the guarantor.            are required to do this if they
                                                                            guarantee or incur certain types of
                                                                            other indebtedness.


                                                                                        Pegasus Satellite
                                        Golden Sky Systems Notes                           Senior Notes
                                        ------------------------            -------------------------------------
Optional
redemption..............       Prior to August 1, 2001, Golden Sky          Prior to August 1, 2001, we may redeem
                               Systems may, subject to certain              up to 35% of the Pegasus Satellite
                               exceptions, redeem up to 35% of the          senior notes at a redemption price of
                               Golden Sky Systems notes at a redemption     112.375% of the principal amount of
                               price of 112.375% of the principal amount    such notes, plus accrued and unpaid
                               of such notes, plus accrued and unpaid       interest, with the net proceeds of
                               interest, with the net proceeds of           certain equity offerings.
                               certain equity offerings resulting in
                               gross proceeds exceeding $40.0 million.

                               On or after August 1, 2003, Golden Sky       On or after August 1, 2003, we may
                               Systems may redeem some or all of the        redeem some or all of the Pegasus
                               Golden Sky notes at redemption prices        Satellite senior notes at any time at
                               that appear in the Golden Sky Systems        the same redemption prices that apply
                               notes indenture, plus accrued and unpaid     to the Golden Sky Systems notes.  These
                               interest.                                    redemption prices appear in Description
                                                                            of the Pegasus Satellite Senior Notes -
                                                                            Optional Redemption.

Mandatory offer to
repurchase..............       Subject to certain exceptions, if Golden     Subject to certain exceptions, if we
                               Sky Systems sells certain assets or          sell certain assets or experience
                               experiences specific kinds of changes in     specific kinds of changes in control,
                               control, it must offer to repurchase the     we must offer to repurchase the Pegasus
                               Golden Sky Systems notes.                    Satellite senior notes.


                                                                                        Pegasus Satellite
                                        Golden Sky Systems Notes                           Senior Notes
                                        ------------------------             -------------------------------------
Basic covenants of the
indentures..............       The Golden Sky Systems notes indenture       The indenture for the Pegasus Satellite
                               restricts Golden Sky Systems and its         senior notes will restrict our ability
                               restricted subsidiaries' abilities to:       and the ability of our restricted
                               o    sell assets;                            subsidiaries to:
                               o    make certain payments, including        o    sell assets;
                                    dividends;                              o    make certain payments,
                               o    incur indebtedness and create                including dividends;
                                    liens;                                  o    incur indebtedness and create
                               o    sell certain preferred                       liens;
                                    securities;                             o    sell certain preferred
                               o    engage in certain transactions               securities;
                                    with affiliates;                        o    engage in certain transactions
                               o    issue certain equity securities;             with affiliates;
                                    and                                     o    issue certain equity
                               o    merge or consolidate.                        securities; and
                                                                            o    merge or consolidate.

                                                                            The detailed provisions of these
                                                                            covenants differ from those that apply
                                                                            to the Golden Sky Systems notes.


Important information
regarding covenants.....       If the proposed amendments become            The above restrictions are subject to
                               operative, the Golden Sky Systems notes      important qualifications that we
                               indenture will be modified to eliminate      explain below in Description of the
                               substantially all the restrictive            Pegasus Satellite Senior Notes -
                               covenants and to amend certain other         Certain Covenants.
                               sections of the indenture.

Exchange offer;
registration............       Series B of the Golden Sky Systems notes    The Pegasus Satellite senior notes will
                               are registered under the Securities Act     be registered under the Securities Act
                               and are not subject to restrictions on      and will not be subject to restrictions
                               transfer.  Series A of the Golden Sky       on transfer, except by affiliates of
                               Systems notes are not registered, but       Pegasus Satellite.
                               restrictions on their transfer by
                               non-affiliates of Golden Sky have expired.

    Golden Sky DBS Notes/Pegasus Satellite Senior Subordinated Discount Notes

                                                                             Pegasus Satellite Senior Subordinated
                                          Golden Sky DBS Notes                           Discount Notes
                                          --------------------               -------------------------------------
Issuer..................       Golden Sky DBS, Inc.                         Pegasus Satellite Communications, Inc.

Total amount of notes
outstanding/offered.....       $193.1 million in principal amount at        $193.1 million in principal amount at
                               maturity of 13-1/2% senior discount notes    maturity of 13-1/2% senior subordinated
                               due 2007 outstanding as of the date          discount notes due 2007 are being
                               hereof.  These notes had an accreted         offered.
                               value of $132.0 million at March 31, 2001.

Maturity................       March 1, 2007                                March 1, 2007

Interest................       Annual rate - 13-1/2%                        Annual rate - 13-1/2%

                               Cash interest does not accrue on the         Cash interest will not accrue on the
                               Golden Sky DBS notes until March 1,          Pegasus Satellite senior subordinated
                               2004. Thereafter, cash interest will be      discount notes prior to March 1, 2004.
                               payable on March 1 and September 1 of        Thereafter, cash interest will be
                               each year, commencing September 1, 2004.     payable on March 1 and September 1 of
                               Until March 1, 2004, original issue          each year, commencing September 1,
                               discount accretes at the rate of 13-1/2%     2004. Until March 1, 2004, original
                               per year (calculated on a semi-annual        issue discount will accrete at the same
                               bond equivalent basis).                      rate and on the same basis as on the
                                                                            Golden Sky DBS notes.

Ranking.................       The Golden Sky DBS notes are not             The Pegasus Satellite senior
                               guaranteed by Golden Sky DBS'                subordinated discount notes will be
                               subsidiaries or secured by their assets,     unsecured senior subordinated
                               so they effectively rank junior to all       obligations of Pegasus Satellite and
                               liabilities of Golden Sky Systems and        will be subordinated in right of
                               Golden Sky DBS' other subsidiaries,          payment to all existing and future
                               including trade payables.                    senior indebtedness of Pegasus
                                                                            Satellite described under Description
                                                                            of the Pegasus Satellite Senior
                                                                            Subordinated Discount Notes, including
                                                                            the $195.0 million of Pegasus Satellite
                                                                            senior notes offered by this prospectus
                                                                            and Pegasus Satellite's other
                                                                            outstanding senior notes. Not counting
                                                                            the senior notes offered by this
                                                                            prospectus, at December 31, 2000, we
                                                                            and our subsidiary Pegasus Media &
                                                                            Communications have issued an aggregate
                                                                            of $455.0 million in maturity value of
                                                                            other series of senior and senior
                                                                            subordinated notes. The Pegasus Satellite
                                                                            senior subordinated discount notes will
                                                                            also effectively rank junior to the
                                                                            indebtedness of our


                                                                             Pegasus Satellite Senior Subordinated
                                          Golden Sky DBS Notes                           Discount Notes
                                          --------------------               -------------------------------------

                                                                            subsidiaries. Excluding the Golden Sky
                                                                            notes subject to this exchange offer, our
                                                                            subsidiaries had at December 31, 2000
                                                                            $703.3 million of indebtedness that will
                                                                            effectively rank senior to the Pegasus
                                                                            Satellite notes. We describe this in more
                                                                            detail under Risk Factors - Risk of
                                                                            Investing in the Pegasus Satellite Notes
                                                                            - Subordination of the Pegasus Satellite
                                                                            Senior Subordinated Discount Notes
                                                                            Presents Greater Risk to Holders and -
                                                                            The Pegasus Satellite Notes Are Not
                                                                            Guaranteed Which Could Adversely Affect
                                                                            Your Investment.

Subsidiary
guarantors..............       Golden Sky DBS' payment obligations are      None of our subsidiaries will guarantee
                               not guaranteed by Golden Sky DBS' direct     the Pegasus Satellite senior
                               and indirect subsidiaries.                   subordinated discount notes. However,
                                                                            our subsidiaries may in the future
                                                                            unconditionally guarantee our
                                                                            obligations on a senior subordinated,
                                                                            unsecured basis, jointly and severally,
                                                                            by signing a supplemental indenture.
                                                                            They are required to do this if they
                                                                            guarantee or incur certain types of
                                                                            other indebtedness.

                                                                             Pegasus Satellite Senior Subordinated
                                          Golden Sky DBS Notes                           Discount Notes
                                          --------------------               -------------------------------------
Optional
redemption..............       On or after March 1, 2004, Golden Sky DBS    On or after March 1, 2004, we may
                               may redeem some or all of the Golden Sky     redeem some or all of the Pegasus
                               DBS notes at redemption prices that          Satellite senior subordinated discount
                               appear in the Golden Sky DBS notes           notes at any time at the same
                               indenture, plus accrued and unpaid           redemption prices that apply to the
                               interest.                                    Golden Sky DBS notes. These redemption
                                                                            prices appear in Description of the
                                                                            Pegasus Satellite Senior Subordinated
                                                                            Discount Notes - Optional Redemption.

Mandatory offer to
repurchase..............       Subject to certain exceptions, if Golden     Subject to certain exceptions, if we
                               Sky DBS sells certain assets or              sell certain assets or experience
                               experiences specific kinds of changes in     specific kinds of changes in control,
                               control, it must offer to repurchase the     we must offer to repurchase the Pegasus
                               Golden Sky DBS notes.                        Satellite senior subordinated discount
                                                                            notes.


Basic covenants of the
indentures..............       The Golden Sky DBS notes indenture           The indenture for the Pegasus Satellite
                               restricts Golden Sky DBS and its             senior subordinated discount notes will
                               restricted subsidiaries' abilities to:       restrict our ability and the ability of
                               o    sell assets;                            our restricted subsidiaries to:
                               o    make certain payments, including        o    sell assets;
                                    dividends;                              o    make certain payments,
                               o    incur indebtedness and create                including dividends;
                                    liens;                                  o    incur indebtedness and create
                               o    sell certain preferred                       liens;
                                    securities;                             o    sell certain preferred
                               o    engage in certain transactions               securities;
                                    with affiliates;                        o    engage in certain transactions
                               o    issue certain equity securities;             with affiliates;
                                    and                                     o    issue certain equity
                               o    merge or consolidate.                        securities; and
                                                                            o    merge or consolidate.

                                                                            The detailed provisions of these
                                                                            covenants differ from those that apply
                                                                            to the Golden Sky DBS notes.


                                                                             Pegasus Satellite Senior Subordinated
                                          Golden Sky DBS Notes                           Discount Notes
                                          --------------------               -------------------------------------
Important information
regarding covenants.....       If the proposed amendments become            The above restrictions are subject to
                               operative, the Golden Sky DBS notes          important qualifications that we
                               indenture will be modified to eliminate      explain below in Description of the
                               substantially all the restrictive            Pegasus Satellite Senior Subordinated
                               covenants and to amend certain other         Discount Notes - Certain Covenants.
                               sections of the indenture.

Exchange offer;
registration.............      The Golden Sky DBS notes are registered     The Pegasus Satellite senior
                               under the Securities Act and are not        subordinated discount notes will be
                               subject to restrictions on transfer.        registered under the Securities Act and
                                                                           will not be subject to restrictions on
                                                                           transfer.

          Summary Historical And Pro Forma Consolidated Financial Data
                              For Pegasus Satellite

         The following table shows summary historical and pro forma consolidated financial data for Pegasus Satellite. This information should be read in conjunction with the financial statements and the notes to the financial statements of Pegasus Satellite included in Annex B to this prospectus and the pro forma financial information included in Annex A to this prospectus, as well as Selected Historical And Pro Forma Consolidated Financial Data For Pegasus Satellite included elsewhere in this prospectus. You should also read the paragraphs that follow this table for more information.


(in thousands, except per share                                                                                        Pro Forma
amounts)                                       1996         1997           1998           1999            2000            2000
                                            -------------------------------------------------------------------        -----------
Statement of Operating Data for the
year ended December 31:
Net revenues:
   DBS                                        $  5,829       $ 38,254      $ 147,142      $ 286,353       $ 582,075      $ 640,221
   Broadcast                                    28,604         31,876         34,311         36,415          35,433         35,433
                                             ---------      ---------      ---------      ---------       ---------      ---------
Total net revenues                            $ 34,433       $ 70,130      $ 181,453      $ 322,768       $ 617,508      $ 675,654
                                             =========       ========      =========      =========       =========      =========

Operating expenses:
   DBS                                        $  6,890       $ 49,852      $ 204,422      $ 397,359       $ 767,878      $ 869,891
   Broadcast                                    23,486         25,428         28,783         34,317          37,636         37,636
Loss from continuing operations                 (7,021)       (22,324)       (64,802)      (184,242)       (213,660)      (255,121)
Loss from continuing operations per
common share                                     (0.56)         (1.75)         (2.81)         (5.32)          (5.11)            N/A

Balance Sheet Data at December 31:
Total assets                                   173,680        380,862        890,634        881,838       2,605,386      2,475,188
Total long-term debt (including current
  maturities)                                  115,575        208,355        559,029        684,414       1,182,858      1,182,858
Redeemable preferred stocks                         --        111,264        126,028        142,734         490,646        162,017
Total stockholder's equity (deficit)            40,326         27,364         88,434        (36,311)        534,431        743,397

Other Data for the year ended December 31:
Pre-marketing cash flow-DBS                      1,517         12,212         44,723         85,195         174,898        186,550
Location cash flow-Broadcast                     9,850         10,500         10,262          7,299           3,428          3,428
Aggregate location cash flow                    10,721         16,739          9,279        (25,280)          8,328         10,415


       Basic and diluted loss from continuing operations per common share were the same within each year presented in the above table as any additional potential common shares in each year were antidilutive and, accordingly, excluded from the computation. On a pro forma basis, loss from continuing operations per common share is not applicable because in the corporate reorganization, which effects are reflected in the pro forma information, Pegasus Satellite becomes a wholly owned subsidiary and as such is not required to present such information.

         Comparability between years has been affected due to the number of acquisitions we have made in each of the years presented. Our acquisitions of Digital Television Services in 1998 and Golden Sky Holdings in 2000 were individually significant transactions that materially affected amounts in 1998 and 2000, respectively. The total consideration, as revised (see below) of these acquisitions, was $336.5 million for Digital Television Services and $1.2 billion for Golden Sky Holdings. In addition to these acquisitions, we completed 25 acquisitions in 1997, 26 in 1998, 15 in 1999 and 19 in 2000 that also contributed to the amounts presented for these years.

         At year end 2000, we corrected the purchase accounting and allocations of the purchase consideration in the acquisitions of Golden Sky Holdings and Digital Television Services. See Notes 2, 12 and 20 of the Notes to Consolidated Financial Statements of Pegasus Satellite included in Annex B to this prospectus for further information on the purchase accounting revisions and restatements to the financial statements. Total assets, total stockholder's equity (deficit), DBS operating expenses and loss from continuing operations for 1998 and 1999 presented in the table above have been restated from the amounts previously reported to reflect these revisions.

         The pro forma statement of operating data, balance sheet data and other data reflect the effects of the exchange offer, corporate reorganization and associated recapitalization and the acquisition of Golden Sky Holdings. The exchange offer and corporate reorganization are assumed to have occurred on December 31, 2000 for pro forma balance sheet data purposes and all three transactions are assumed to have occurred on January 1, 2000 for statement of operating data and other data purposes.

         Pre-marketing cash flow of the DBS business is calculated by taking the DBS revenues and deducting from them their related programming, technical, general and administrative expenses. Location cash flow of the DBS business is its pre-marketing cash flow less its marketing and selling expenses. Location cash flow for the broadcast television business is calculated by taking the broadcast revenues and deducting from them their related programming, technical, general and administrative and marketing and selling expenses.

         Pre-marketing and location cash flows are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing and location cash flows also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures or to react to changes in our industry or the economy generally. We believe that pre-marketing and location cash flows are important for the following reasons:

          o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

          o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

          Summary Historical and Pro Forma Consolidated Financial Data
                          for Golden Sky Systems, Inc.

         The following table shows summary historical and pro forma consolidated financial data for Golden Sky Systems. This information should be read in conjunction with the financial statements and the notes to the financial statements of Golden Sky Systems included in Annex C to this prospectus and the pro forma financial information included in Annex A to this prospectus, as well as Selected Historical And Pro Forma Consolidated Financial Data For Golden Sky Systems included elsewhere in this prospectus. You should also read the paragraphs that follow this table for more information.



                                           Inception
                                            through
                                          December 31,                                                                  Pro Forma
(in thousands)                                1996           1997           1998           1999           2000             2000
--------------------------------------    -------------  ------------------------------------------------------         ----------
Statement of Operating Data for the
year ended December 31:
Net revenues:
   DBS services                              $    219      $   16,452     $   72,667     $  136,166    $   180,426      $  180,426
   Lease and other                                 36             944          1,014            640          7,143           7,143
                                             --------      ----------     ----------     ----------    -----------      ----------
Total net revenues                           $    255      $   17,396     $   73,681     $  136,806    $   187,569        $187,569
                                             ========      ==========     ==========     ==========   ============        ========

Total operating expenses                     $  1,361       $  30,047     $  116,867     $  221,255    $   290,418        $324,009
Loss from continuing operations                (1,167)        (15,784)       (62,150)      (114,899)       (95,046)       (106,400)

Balance Sheet Data at December 31:
Total assets                                    6,383         156,236        322,497        287,347      1,201,416       1,186,432
Total long-term debt (including
current maturities)                             4,450          69,113        278,204        257,283        272,916          77,916


         On May 5, 2000, we became an indirect wholly-owned subsidiary of Pegasus Satellite when our ultimate parent company, Golden Sky Holdings, Inc., was acquired by Pegasus Satellite. The total purchase consideration was $1.2 billion. As a result of Pegasus Satellite's use of the purchase method of accounting for the acquisition, the purchase consideration was pushed down to our financial statements and allocated to our assets and liabilities, resulting in a new basis being assigned to them. The principal effect of the push down of the purchase consideration was an increase in the amount of our DBS rights assets of $1.0 billion, as revised (see below), in 2000. Our operating expenses increased in 2000, which also increased our loss from continuing operations for 2000, for the additional DBS rights amortization expense resulting from the increased DBS rights assets.

         At year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the Golden Sky Holdings acquisition. See Notes 1 and 13 of the Notes to Consolidated Financial Statements of Golden Sky Systems included in Annex C to this prospectus for further information on the purchase accounting revision.

         The pro forma statement of operations data and balance sheet data reflect the effects of the exchange offer and the Golden Sky Holdings acquisition. The exchange offer is assumed to have occurred on December 31, 2000 for balance sheet data purposes and both transactions are assumed to have occurred on January 1, 2000 for statement of operations data.

                  Summary Historical and Pro Forma Consolidated
                     Financial Data for Golden Sky DBS, Inc.

         The following table shows summary historical and pro forma consolidated financial data for Golden Sky DBS. This information should be read in conjunction with the financial statements and the notes to the financial statements of Golden Sky DBS included in Annex D to this prospectus and the pro forma financial information included in Annex A to this prospectus, as well as Selected Historical And Pro Forma Consolidated Financial Data For Golden Sky DBS included elsewhere in this prospectus. You should also read the paragraphs that follow this table for more information.



                                           Inception
                                            through
                                          December 31,                                                                   Pro Forma
(in thousands)                                1996              1997           1998           1999           2000          2000
                                         -------------       --------------------------------------------------------    ---------
Statement of Operating Data for the
year ended December 31:
Net revenues:
   DBS services                              $    219         $   16,452     $   72,667     $  136,166    $   180,426    $ 180,426
   Lease and other                                 36                944          1,014            640          7,143        7,143
                                             --------         ----------     ----------     ----------    -----------    ---------
Total net revenues                           $    255         $   17,396     $   73,681     $  136,806    $   187,569    $ 187,569
                                            =========         ==========     ==========     ==========    ===========    =========
Total operating expenses                    $   1,361         $   30,047     $  116,867     $  221,260    $   290,418    $ 324,009
Loss from continuing operations                (1,167)           (15,784)       (62,150)      (127,940)      (107,066)    (110,873)
Balance Sheet Data at December 31:
Total assets                                    6,383            156,236        322,497        291,030      1,205,033    1,186,432
Total long-term debt (including
current maturities)                             4,450             69,113        278,204        369,378        400,655       77,916


         On May 5, 2000, we became an indirect wholly-owned subsidiary of Pegasus Satellite when our parent company, Golden Sky Holdings, Inc., was acquired by Pegasus Satellite. The total purchase consideration was $1.2 billion. As a result of Pegasus Satellite's use of the purchase method of accounting for the acquisition, the purchase consideration was pushed down to our financial statements and allocated to our assets and liabilities, resulting in a new basis being assigned to them. The principal effect of the push down of the purchase consideration was an increase in the amount of our DBS rights assets of $1.0 billion, as revised (see below), in 2000. Our operating expenses increased in 2000, which also increased our loss from continuing operations for 2000 for the additional DBS rights amortization expense resulting from the increased DBS rights assets.

         At year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the Golden Sky Holdings acquisition. See Notes 1 and 13 of the Notes to Consolidated Financial Statements of Golden Sky DBS included in Annex D to this prospectus for further information on the purchase accounting revision.

         The pro forma statement of operations data and balance sheet data reflect the effects of the exchange offer and the Golden Sky Holdings acquisition. The exchange offer is assumed to have occurred on December 31, 2000 for balance sheet data purposes and both transactions are assumed to have occurred on January 1, 2000 for statement of operations data.

                                  Risk Factors

         You should consider carefully the risks described below before you decide to exchange your Golden Sky notes for Pegasus Satellite notes. The risks described below could materially and adversely affect our financial condition and results of operation and impair our ability to repay the Pegasus Satellite notes and pay interest on the notes, and you might lose all or part of your investment as a result. You should also consider the more detailed information contained elsewhere in this prospectus together with the information in the annexes.

Risk of Investing in the Pegasus Satellite Notes

         Exchange or Defeasance of Your Golden Sky Notes May Have Adverse Tax Consequences for You

         We believe that the exchange of Pegasus Satellite notes for Golden Sky notes pursuant to the exchange offers will constitute a taxable event. Even if you do not tender and exchange your Golden Sky notes pursuant to the exchange offers, we may defease your notes. Defeasance of your Golden Sky notes may constitute a taxable event. See Certain Federal Income Tax Considerations -- Consequences of the Exchange Offers to Tendering Owners and Certain Federal Income Tax Considerations -- Consequences to Non-Tendering Owners.

         Failure To Exchange Golden Sky Notes Could Adversely Affect Your Investment

         Golden Sky notes not exchanged in these exchange offers will remain outstanding. If the proposed amendments to the Golden Sky notes indentures become effective, holders of notes that are not exchanged will no longer be entitled to the benefits of certain restrictive covenants applicable to Golden Sky Systems and Golden Sky DBS. The deletion of these restrictive covenants may permit Golden Sky Systems and Golden Sky DBS to take certain actions previously prohibited that could increase the credit risks, adversely affect the market price and credit rating of any remaining Golden Sky notes, or otherwise be materially adverse to the interests of the holders of the remaining Golden Sky notes. See Proposed Amendments to the Golden Sky Systems Notes Indenture and Proposed Amendments to the Golden Sky DBS Notes Indenture.

         The proposed amendments are intended to provide us with increased operating flexibility following the exchange offers. The proposed amendments may have a material adverse effect on the value of the Golden Sky notes resulting from, among other things, the ability of Golden Sky Systems and Golden Sky DBS to:

      o  incur additional debt;
      o  legally defease the Golden Sky notes; and
      o  pay dividends.

In addition, the proposed amendments may have a material adverse effect on the value of the remaining Golden Sky notes resulting from the absence of restrictions on Golden Sky Systems' and Golden Sky DBS' ability to transfer funds from their operations and other assets to Pegasus Satellite and from Pegasus Satellite's ability to effect material restructuring of its assets and subsidiaries.

         Under their respective notes indentures, following the exchange offers and subject to certain restrictions, Golden Sky Systems and Golden Sky DBS may be discharged from substantially all of their obligations with respect to the notes and the collateral pledged to secure the notes may be released. Among these conditions are that Golden Sky Systems and Golden Sky DBS deposit with the trustees, cash, non-callable U.S. Government securities, or a combination of both, in such amounts as shall be sufficient to pay all principal of, premium, if any, and interest on their notes on the dates such payments are due. In addition, Golden Sky Systems and Golden Sky DBS must satisfy certain other conditions, including conditions that establish that the legal defeasance would not be a taxable event for holders of Golden Sky notes. The proposed amendments would delete certain of these protective conditions. As a result, any Golden Sky notes not tendered in the exchange offers may be subject to legal defeasance under the Golden Sky notes indentures after the expiration date of the exchange offers in a manner that may result in taxable gain or loss to the holders of these notes.

         The Reduced Trading Market for Untendered Golden Sky Notes Could Adversely Affect the Market Price of the Untendered Notes

         If not all of the Golden Sky notes are tendered and accepted for exchange, the trading market for any remaining Golden Sky notes could become limited. A debt security with a smaller outstanding principal amount available for trading may command a lower price than a comparable debt security with a greater public float. Accordingly, the market price of any untendered Golden Sky notes could be adversely affected and may become more volatile.

         Absence of a Public Market for the Pegasus Satellite Notes

         The Pegasus Satellite notes are new securities for which there currently is no market. We do not intend to apply for listing of the Pegasus Satellite notes on any securities exchange or for inclusion in any automated quotation system. Accordingly, we cannot assure you as to the development of any market for the Pegasus Satellite notes. If a market for the Pegasus Satellite notes were to develop, the prices at which the notes trade may fluctuate depending upon many factors, including our operating results, the markets for similar securities, including general economic and market conditions and other factors beyond our control. Historically, the market for non-investment grade debt has experienced substantial volatility in the prices of securities similar to the Pegasus Satellite notes. We cannot assure you that, if a market for either of the Pegasus Satellite notes were to develop, the market would not be subject to similar volatility.

         Our Substantial Indebtedness Could Adversely Affect Your New Investment

         Pegasus Satellite has now and, after the exchange offers, will continue to have a significant amount of indebtedness. Our substantial indebtedness could have important consequences to you. For example, it could:

          o make it more difficult for us to satisfy our obligations under these securities;

          o increase our vulnerability to generally adverse economic and industry conditions;

          o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other activities;

          o limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

          o place us at a competitive disadvantage compared to our competitors that have less debt.

         The following chart shows certain important information about us and is presented with the assumption that we have consummated the exchange offers, and reflects the effects of the corporate reorganization and Golden Sky Holdings acquisition.

                                                              Pro Forma at
                                                           December 31, 2000
                                                           -----------------
                                                         (dollars in thousands)

   Total indebtedness..........................                $1,383,233
   Common stockholder's equity.................                $  743,397
   Debt to equity ratio........................                     1.86x

         On the assumption that the holding company reorganization, as discussed in the prospectus summary, the exchange offers and the Golden Sky Holdings acquisition each had occurred at the beginning of the period, our pro forma earnings would have been inadequate to cover our fixed charges and preferred stock dividends by $405.3 million for the year ended December 31, 2000. Excluded from total indebtedness is $76.3 million in letters of credit outstanding at December 31, 2000.

         Subordination of the Pegasus Satellite Senior Subordinated Discount Notes Presents Greater Risk to Holders

         The payment of principal or premium, if any, and interest on the Pegasus Satellite senior subordinated discount notes will be subordinated to the prior payment in full of existing and future senior debt of Pegasus Satellite. Therefore, in the event of the liquidation, dissolution, reorganization or any similar proceeding regarding Pegasus Satellite, the assets of Pegasus Satellite will be available to pay obligations on the senior subordinated discount notes only after the senior debt has been paid in full in cash or cash equivalents or any other form acceptable to the holders of the senior debt. As a consequence, there may not be sufficient assets to pay amounts due with respect to the senior subordinated discount notes. Furthermore, any payment with respect to a subsidiary guarantee, if any, of the Pegasus Satellite subordinated discount notes would also be subordinated to the payment of any senior debt of that guarantor. At December 31, 2000, on a pro forma basis, after giving effect to the exchange offers, the aggregate amount of senior debt would have been approximately $565.0 million. Pegasus Satellite's ability to incur additional indebtedness will be restricted under the Indenture. See Description of the Pegasus Satellite Senior Subordinated Discount Notes - Certain Covenants - Incurrence of Indebtedness and Issuance of Preferred Stock.

         We and Our Subsidiaries May Still Be Able to Incur Substantially More Debt Which Could Exacerbate the Risks Described Above

         We and our subsidiaries may be able to incur substantial additional indebtedness. If new debt is added to our current debt levels, the risks described above that we now face could intensify. The terms of the Pegasus Satellite notes do not fully prohibit us and our subsidiaries from incurring additional debt. At December 31, 2000, our credit facilities currently permit our subsidiaries to borrow up to an additional $149.4 million, and all of those borrowings effectively would be senior to the Pegasus Satellite notes.

         We May Not Be Able to Generate Enough Cash to Service Our Debt

         Pegasus Satellite's ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures and other activities will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other facts that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow to service our debt. In any event, the cash flow of the intellectual property and other subsidiaries of our holding company, Pegasus Communications, will not be available to service Pegasus Satellite's debt.

         Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs for at least the next several years.

         We cannot assure you that:

          o    our business will generate sufficient cash flow from operations;
               or

          o future borrowings will be available to us under our credit facilities in amounts sufficient to pay our indebtedness, or to fund other liquidity needs.

         We may need to refinance all or a portion of our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

         We May Have Difficulty Obtaining Cash from Our Subsidiaries to Pay the Pegasus Satellite Notes

         Pegasus Satellite's only source for cash to pay interest on the Pegasus Satellite notes and our other debt is the cash our subsidiaries generate from their operations and borrowings. The credit facility of one of our principal subsidiaries permits that subsidiary to distribute cash to Pegasus Satellite to pay interest after January 1, 2002 on the Pegasus Satellite notes and certain other series of our senior debt, but not during any period when the subsidiary is in default under the credit facility. If we default under that credit facility, we may not have sufficient cash to pay interest on the Pegasus Satellite notes.

         If a Change of Control Occurs, We May Be Unable to Refinance Our Publicly-Held Debt, Bank Debt and Preferred Stock

         If certain kinds of change of control events occur, Pegasus Satellite will be required to offer to repurchase all outstanding publicly-held debt securities, excluding the Golden Sky notes subject to this exchange offer, and our Series A preferred stock for approximately $613.9 million based on amounts outstanding at December 31, 2000. We will also be required to repay our credit facilities and those of Golden Sky Systems, which had an aggregate outstanding amount of $382.0 million at December 31, 2000, upon a change of control. If a change of control occurs, and we are unable to refinance our debt that becomes due, we would be in default. See Description of the Pegasus Satellite Senior Subordinated Discount Notes - Change of Control and Description of the Pegasus Satellite Senior Notes - Change of Control.

         The Pegasus Satellite Notes Are Not Guaranteed Which Could Adversely Affect Your Investment

         The notes are payable by Pegasus Satellite and are not guaranteed. None of our subsidiaries have guaranteed them, and if our business were to be liquidated, our subsidiaries' debt would be paid first before payment is made on these notes.

         Our subsidiary Pegasus Media & Communications had $85.0 million in maturity value of publicly-held debt issued at December 31, 2000. At December 31, 2000, Pegasus Media & Communications and Golden Sky Systems had borrowed an aggregate of $382.0 million under credit facilities, with availability at

December 31, 2000 to borrow an additional $149.4 million under these facilities. If our business were to be liquidated, our subsidiaries would have to repay all this debt, plus their other liabilities such as trade payables, before we could receive distributions from them to pay these notes and our other obligations. Therefore, while the Pegasus Satellite senior notes are not subordinated to other debts of Pegasus Satellite, they effectively rank behind our subsidiaries' debts. The Pegasus Satellite senior subordinated discount notes rank junior to all existing and future senior indebtedness of Pegasus Satellite. Accordingly, they effectively rank behind our subsidiaries' debts and our senior debt.

         Federal and State Courts Could Void Guarantees of the Pegasus Satellite Notes and Require Noteholders To Return Payments Received From Guarantors

         None of our subsidiaries have guaranteed the Pegasus Satellite notes, but they could be required to do so in certain circumstances. If a subsidiary guarantor was found to be insolvent, any payments made by the guarantor could be voided and would be required to be returned.

         Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee was insolvent. In addition, these laws could require that any payment by the guarantor under its guarantee be voided and returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

         The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in a proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if the sum of its debts were greater than the value of all of its assets or it could not pay its debts as they become due. See Description of the Pegasus Satellite Senior Notes - Description of the Pegasus Satellite Senior Subordinated Discount Notes - Subsidiary Guarantees for a description of the circumstances under which a subsidiary might be required to guarantee the Pegasus Satellite notes.

Risks of Our Direct Broadcast Satellite Business

         Satellite and Direct Broadcast Satellite Technology Could Fail or be Impaired

         If any of the DIRECTV satellites are damaged or stop working partially or completely DIRECTV may not be able to continue to provide its customers with programming services. We would in turn likely lose customers, which could materially and adversely affect our operations, financial performance and our ability to pay dividends on our preferred stock or pay our debt obligations.

         Direct broadcast satellite technology is highly complex and is still evolving. As with any high-technology product or system, it may not function as expected. For example, the satellites at the 101(degree) W orbital location may not last for their expected lives. In July 1998, DIRECTV reported that the primary spacecraft control processor failed on one of their satellites, DBS-1. As it was designed to do, the satellite automatically switched to its on-board spare processor with no interruption of service to DIRECTV subscribers. A more substantial failure of the DIRECTV direct broadcast satellite system could occur in the future.

         Events at DIRECTV Could Adversely Affect Us

         Because we are an intermediary for DIRECTV, events we do not control at DIRECTV could adversely affect us. One of the most important of these is

DIRECTV's ability to provide programming that appeals to mass audiences. DIRECTV generally does not produce its own programming; it purchases programming from third parties. DIRECTV's success - and therefore ours - depends in large part on its ability to select popular programming sources and acquire access to this programming on favorable terms. We have no control or influence over this.

         Programming Costs May Increase, Which Could Adversely Affect Our Direct Broadcast Satellite Business

         Program suppliers could increase the rates they charge DIRECTV for programming, increasing our costs. Increases in programming costs could cause us to increase the rates we charge customers and, as a result, we could lose customers.

         FCC regulations require programming suppliers affiliated with cable companies to provide programming to all multi-channel distributors - including DIRECTV - on nondiscriminatory terms. The rules implementing this law are scheduled to expire in 2002. If they are not extended, these programmers could increase the rates DIRECTV pays for programming, and therefore our programming costs. If we increase our rates, we may lose customers. If we do not increase our rates, our revenues and financial performance could be adversely affected.

         Our Ability to Provide DIRECTV Products May Be Limited by the Outcome of Litigation with DIRECTV

         Our ability to offer DIRECTV may be affected by the outcome of litigation between DIRECTV and the National Rural Telecommunications Cooperative and between DIRECTV and us and our wholly-owned subsidiary, Golden Sky Systems. DIRECTV has filed counterclaims in this litigation in which it is contesting the term of our and the National Rural Telecommunications Cooperative's agreements, the scope and term of a right of first refusal provided to the National Rural Telecommunications Cooperative in its agreement with DIRECTV, and whether Pegasus Satellite and Golden Sky have any right of first refusal. If DIRECTV were to succeed in its counterclaims, the initial term of the agreements could be significantly shorter than we believe is provided for in the agreements, and we and Golden Sky Systems may not have a right of first refusal to distribute DIRECTV services after this initial term. As a result of the outcome of this litigation, we may or may not be able to continue offering DIRECTV products after the initial term of our agreement with the National Rural Telecommunications Cooperative. If we can continue, we cannot predict what it will cost us to do so. For further information relating to the DIRECTV litigation, see Business of Pegasus Satellite - Legal Proceedings - DIRECTV Litigation.

         The outcome of this litigation could have a material adverse effect on our direct broadcast satellite business. Our revenue and financial performance would be adversely affected if we were unable to continue offering DIRECTV products.

         The Effect of New Federal Satellite Television Legislation on Our Business Is Unclear

         On November 29, 1999, The Satellite Home Viewer Improvement Act of 1999 became law. The FCC and other federal agencies have undertaken rulemaking studies in connection with this legislation, therefore, we cannot predict full effect of this law on our business at this time.

         The Act resolves many of the issues between the networks and the direct broadcast satellite industry regarding retransmission of network programming by satellite television providers to direct broadcast satellite subscribers. Generally, the Act preserves satellite television provider rights to retransmit distant network programming to subscribers in "unserved" areas. The Act also extends, through December 31, 2004, the statutory right, for a copyright royalty fee, of the industry to retransmit independent programming - superstations - to subscribers as "distant" signals. Further, satellite carriers will be required only to deliver signals to households that cannot clearly receive over-the-air network signals with a rooftop antenna.

         The Act also directs the FCC to take actions to prescribe the picture quality standard that the FCC uses to predict what households do not receive a strong enough network broadcast signal over the air and therefore are eligible to receive distant network signals. The effect on our business of these FCC actions and other studies and rulemakings that the FCC will undertake cannot be predicted at this time.

         We Could Lose Money Because of Signal Theft

         If signal theft becomes widespread, our revenues would suffer. Signal theft has long been a problem in the cable and direct broadcast satellite industries, and, while DIRECTV uses encryption technology in an attempt to prevent people from receiving programming without paying for it, the technology is not foolproof and there have been reports that the technology has been compromised.

         We Could Lose Revenues if We Have Out-of-Territory Subscribers

         While we have exclusive rights to distribute DIRECTV products in our territories, we are not allowed to have customers outside our territories. If it turns out that large numbers of our subscribers are not in our territories, we would lose substantial revenues when we disconnect them. We could also face legal consequences for having subscribers in Canada, where DIRECTV reception is illegal. The existence of out-of-territory subscribers by the National Rural Telecommunications Cooperative and/or us could affect our rights to offer DIRECTV products.

         Direct Broadcast Satellite Services Face Competition from Cable
         Operators

         One of the competitive advantages of direct broadcast satellite systems is their ability to provide customers with more channels and a better-quality digital signal than traditional analog cable television systems. Many cable television operators are making significant investments to upgrade their systems from analog to digital. This upgrade will significantly increase the number of channels and the quality of the transmission that they can provide to their customers. In addition, many cable television operators are upgrading their systems to provide their customers with high-speed Internet access. These upgrades could make cable television a more attractive alternative for consumers, which could have an adverse effect on our direct broadcast satellite business.

         Direct Broadcast Satellite Equipment Shortages Could Adversely Affect Our Direct Broadcast Business

         There have been periodic shortages of direct broadcast satellite equipment and there may be shortages in the future. During such shortages, we may be unable to accept new subscribers and, as a result, potential revenue could be lost. If we are unable to obtain direct broadcast satellite equipment, or if we cannot obtain such equipment on favorable terms, our subscriber base and revenues could be adversely affected.

Other Risks of Our Business

         We Face Certain Other Regulatory Risks

         The direct broadcast satellite industry is subject to regulation by the FCC and, to a certain extent, by state and local authorities. Proceedings to implement the Communications Act are ongoing, and we cannot predict the outcomes of these proceedings or their effect on our business. DIRECTV depends on FCC licenses to operate its digital broadcast satellite service. If the FCC cancels, revokes, suspends, or fails to renew any of these licenses, or fails to approve our pending licenses, it could have a harmful effect on us.

         We Have a History of Substantial Losses; We Expect Them To Continue; Losses Could Adversely Affect Our Access to Capital Markets

         We have never made a profit, except in 1995, when we had a $10.2 million extraordinary gain. Because of interest expense on our substantial debt and because of the expense associated with amortizing the goodwill incurred in our acquisitions, we do not expect to have net income for the foreseeable future. To the extent investors measure our performance by net income or loss, rather than alternative measures based on cash flow, continuing losses could adversely affect our access to capital markets.

         We Face Significant Competition; the Competitive Landscape Changes Constantly

         Our direct broadcast satellite business faces competition from other multi-channel programming distributors, including other direct broadcast satellite operators, direct-to-home distributors, cable operators, wireless cable operators, Internet and local and long-distance telephone companies, which may be able to offer more competitive programming packages or pricing than we or DIRECTV can provide. In addition, the direct broadcast satellite industry and the multi-channel programming distribution industry are still evolving and recent or future competitive developments could adversely affect us.

         The markets in which we operate are in a constant state of technological, economic and regulatory change. We are unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on our businesses.

         Our Acquisition Strategy May Become Too Expensive Which Could Adversely Affect Our Financial Performance

         We may not be able to continue making acquisitions on attractive terms. If we cannot continue to make acquisitions on attractive terms, our financial performance could suffer.

         If we finance an acquisition by borrowing, we would increase our already high leverage and interest expense.

         We May Not Be Able to Get the Consents Necessary To Implement Our Acquisition Strategy

         We have received the consents necessary to make acquisitions in the past, but this could change, or acquiring consents could become more difficult or require us to incur additional costs. Our acquisitions normally require consent from third-parties that we do not control, including DIRECTV and the National Rural Telecommunications Cooperative for direct broadcast satellite acquisitions. Some acquisitions also require the consent of our lenders.

         We May Not Be Able to Integrate Acquired Companies Successfully Which Could Affect Our Financial Performance

         We could encounter difficulties integrating acquired businesses into our operations. These difficulties can cost money and divert management's attention from other important matters.

         We May Incur Significant Costs in Pursuing New Business Initiatives Which May Not Be Successful

         We are actively pursuing the development of new products in connection with our Internet broadband and related businesses. The nature of these products requires that we incur significant costs prior to our being able to provide them to our customers. An example of these expenditures include costs associated with acquiring rights to satellites, securing FCC licenses and developing or acquiring complicated technology used to provide these products. We can not assure you that all of our expenditures will result in successfully completed products or that we will be successful in marketing and selling these products. A number of factors could prevent or inhibit us from providing these products, including technological issues, our ability to obtain favorable FCC approval and our obtaining the financing necessary to complete the development of these products.

           Ratio of Earnings to Fixed Charges and Preferred Dividends

         The following table describes our deficiency in earnings to fixed charges for each of the last five years ended December 31 (in thousands).



                                              1996           1997           1998            1999           2000
                                              ----           ----           ----            ----           ----
    Deficiency in earnings
    to fixed charges.......                 $(7,166)       $(22,156)     $(101,853)      $(183,746)     $(315,649)


         Assuming that the holding company reorganization, as discussed in the prospectus summary, and the exchange offers and the Golden Sky Holdings acquisition each had occurred at the beginning of 2000, the pro forma deficiency in earnings to fixed charges would have been $376.8 million for the year ended December 31, 2000.

         Earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $7.2 million, $34.5 million, $125.1 million, $200.5 million and $376.3 million for the years ended December 31, 1996, 1997, 1998, 1999 and 2000, respectively. Assuming that the holding company reorganization, the exchange offers and the Golden Sky Holdings acquisition each had occurred at the beginning of 2000, pro forma earnings would have been inadequate to cover combined fixed charges and preferred stock dividends by approximately $405.3 million for the year ended December 31, 2000. For the purposes of the calculation of the above ratios, fixed charges consist of interest expense, amortization of deferred financing costs and the component of operating lease expense that management believes represents an appropriate interest factor. The pro forma earnings exclude estimated nonrecurring expenses expected to be incurred in the exchange offers of $1.5 million.

                                 Use of Proceeds

         We will not receive any cash proceeds from the exchange offers. We will retire and cannot reissue the Golden Sky notes that holders surrender in exchange for Pegasus Satellite notes.

                       Capitalization of Pegasus Satellite

         The following table shows Pegasus Satellite's capitalization:

         o        on an actual basis as of December 31, 2000; and

         o on a pro forma basis to reflect these offerings (assuming holders tender all of their notes), the holding company reorganization, as discussed in the prospectus summary, the associated recapitalization, and the Golden Sky Holdings acquisition (see Business of Pegasus Satellite - Recent Completed and Pending Transactions).

                                                                    As of December 31, 2000
                                                                  ---------------------------
                                                                         (in thousands)
                                                                    Actual         Pro Forma
                                                                  ---------        ---------
Cash and cash equivalents.....................................     $214,361         $199,706
Restricted cash...............................................        9,071            9,071
                                                                   --------         --------
   Total cash and cash equivalents............................     $223,432         $208,777
                                                                   ========         ========

Total debt (including current maturities):
   Pegasus Media & Communications
   credit facilities..........................................     $310,000         $310,000
   Golden Sky Systems credit facilities.......................       72,000           72,000
   Senior subordinated discount notes - Pegasus
     Satellite - due 2007.....................................      ---              127,739
   12.375% Senior notes - Pegasus Satellite -
     due 2006.................................................      ---              195,000
   9.75% Senior notes - Pegasus Satellite - due 2006                100,000          100,000
   Senior notes - Pegasus Satellite - due 2005................      115,000          115,000
   Senior notes - Pegasus Satellite - due 2007................      155,000          155,000
   Senior subordinated notes - Pegasus Media &
     Communications - due 2005................................       83,176           83,176
   Senior discount notes - Golden Sky DBS -
     due 2007.................................................      127,739              ---
   Senior subordinated notes - Golden Sky Systems - due
     2006.....................................................      195,000              ---
   Other notes - due 2001 to 2005.............................       16,161           16,161
   Mortgage payable - due 2010................................        8,680            8,680
   Capital leases.............................................          102              102
                                                                -----------      -----------
   Total debt.................................................    1,182,858        1,182,858
Series A exchangeable preferred stock, $1,000
   liquidation preference per share...........................      162,017          162,017
Series B junior convertible participating preferred
   stock, $1,000 liquidation preference per share                     5,707              ---
Series C convertible preferred stock, $100 liquidation
   preference per share.......................................      290,422              ---
Series D junior convertible participating
   preferred stock, $1,000 liquidation
   preference per share.......................................       22,500              ---
Series E junior convertible participating preferred
   stock, $1,000 liquidation preference per share ............       10,000              ---
Minority interest.............................................          911              911
Total stockholder's equity....................................      534,431          743,397
                                                                -----------      -----------
Total capitalization..........................................  $ 2,208,846      $ 2,089,183
                                                                ===========      ============

         Minority interest represents preferred stock of a subsidiary of Golden Sky Systems issued in connection with a completed direct broadcast satellite acquisition.

         Series B, C, D and E preferred stocks and Class A and Class B common stocks are recapitalized into 100 shares of new $.01 par value Class B common stock of Pegasus Satellite in connection with the reorganization.

         For a description of the principal terms of the debt and preferred stock listed above, see Description of Certain Indebtedness of Pegasus Satellite.

                      Capitalization of Golden Sky Systems

         The following table shows Golden Sky Systems' capitalization:

         o        on an actual basis as of December 31, 2000; and

         o on a pro forma basis to reflect the Golden Sky Systems exchange offer (assuming holders tender all of their notes) and the Golden Sky Holdings acquisition.

                                                                        As of December 31, 2000
                                                                    ------------------------------
                                                                             (in thousands)
                                                                      Actual           Pro Forma
                                                                    ---------          ---------
Total cash and cash equivalents.............................        $  31,481          $   21,426
                                                                    =========          ==========

Total debt (including current maturities):
   Credit facilities........................................        $  72,000          $   72,000
   Senior subordinated notes - due 2006.....................          195,000                 ---
   Other notes - due 2001 to 2003...........................            5,916               5,916
                                                                    ---------          ----------
   Total debt...............................................          272,916              77,916
Minority interest...........................................              911                 911
Total stockholder's equity..................................          585,408             775,479
                                                                    ---------          ----------
Total capitalization........................................        $ 859,235          $  854,306
                                                                    =========          ==========


                        Capitalization of Golden Sky DBS

         The following table shows Golden Sky DBS' capitalization:

          o    on an actual basis as of December 31, 2000; and

          o on a pro forma basis to reflect the Golden Sky DBS and Golden Sky Systems exchange offers (assuming holders tender all of their notes) and the Golden Sky Holdings acquisition.

                                                                       As of December 31, 2000
                                                                   ----------------------------
                                                                          (in thousands)
                                                                     Actual           Pro Forma
                                                                    -------           ---------
Total cash and cash equivalents.............................        $  31,481         $  21,426
                                                                    =========         =========

Total debt (including current maturities):
   Golden Sky Systems' credit facilities....................        $  72,000          $ 72,000
   Senior subordinated notes - Golden Sky Systems
    - due 2006..............................................          195,000               ---
   Senior discount notes - Golden Sky DBS - due 2007........          127,739               ---
   Other notes - due 2001 to 2003...........................            5,916             5,916
                                                                    ---------         ---------
  Total debt................................................          400,655            77,916
Minority interest...........................................              911               911
Total stockholder's equity..................................          464,955           779,148
                                                                    ---------         ---------
Total capitalization........................................        $ 866,521         $ 857,975
                                                                    =========         =========

             The Exchange Offers and Consent Solicitations

         Golden Sky Systems and Golden Sky DBS are indirect subsidiaries of Pegasus Satellite. The purposes of the exchange offers are to eliminate the separate restrictive covenants in the Golden Sky notes indentures and to establish covenants in the Pegasus Satellite notes that are substantially the same as our other outstanding publicly held notes. This is intended to simplify the capital structures of Pegasus Satellite, Golden Sky Systems and Golden Sky DBS and afford Pegasus Satellite more flexibility under the covenants of its existing indebtedness. In addition, at some time after the exchange offers are completed, Pegasus Satellite anticipates that it will pay off amounts outstanding under Golden Sky Systems' revolving credit facility and term loan facility.

         Pegasus Satellite is also seeking consents to the proposed amendments to each of the Golden Sky notes indentures in the consent solicitations. The primary purpose of the proposed amendments is to eliminate substantially all of the restrictive covenants in the Golden Sky notes indentures. See Proposed Amendments to the Golden Sky Systems Notes Indenture and Proposed Amendments to the Golden Sky DBS Notes Indenture. The proposed amendments to the Golden Sky Systems notes indenture and Golden Sky DBS notes indenture will become effective if adopted by the holders of a majority in aggregate principal amount of each of the outstanding Golden Sky Systems notes and Golden Sky DBS notes, respectively, but will not become operative until the settlement date for the exchange offers.

Terms of the Exchange Offers

         Subject to the terms and conditions set forth below, including if these exchange offers are supplemented or amended, and the conditions in the accompanying letters of transmittal, we will accept any and all Golden Sky notes validly tendered and not withdrawn before the exchange offer expiration date. Pegasus Satellite shall be deemed to have accepted validly tendered notes in each exchange offer and validly delivered consents in each consent solicitation when and if Pegasus Satellite has given oral or written notice thereof to the applicable exchange agent. The exchange agents will act as agents for the tendering holders of Golden Sky notes for the purpose of receiving Pegasus Satellite notes from Pegasus Satellite. Holders who tender their Golden Sky notes pursuant to the exchange offers and in accordance with the procedures described in this prospectus will be deemed to have consented to the proposed amendments to the applicable Golden Sky notes indenture.

         We will issue $1,000 principal amount of Pegasus Satellite senior notes in exchange for each $1,000 principal amount of outstanding Golden Sky Systems notes. We will issue $1,000 principal amount at maturity of Pegasus Satellite senior subordinated discount notes in exchange for each $1,000 principal amount at maturity of outstanding Golden Sky DBS notes. We will exchange notes only in integral multiples of $1,000, except that we will exchange notes in any denomination with any beneficial owner that tenders all of its notes. We will not be required to consummate either the Golden Sky Systems exchange offer or the Golden Sky DBS exchange offer unless we receive tenders of at least 95%, on a combined basis, of the aggregate principal amounts of the Golden Sky Systems notes and the Golden Sky DBS notes. In addition, the consummation of each exchange offer is contingent upon the other so that we will not have to consummate either exchange offer unless the conditions to both exchange offers are satisfied. We have the right to waive both of these conditions in our sole discretion.

         Pegasus Satellite reserves the right in the future to seek to acquire Golden Sky notes not tendered in the exchange offers by means of open market purchases, privately negotiated acquisitions, exchange offers, subsequent tender offers, redemptions or otherwise, at prices or on terms which may be higher or lower or more or less favorable than those in these exchange offers. The terms of any such purchases or offers could differ from the terms of these exchange offers. In addition, Pegasus Satellite reserves the right to defease Golden Sky notes not tendered in the exchange offers pursuant to the terms of the applicable Golden Sky notes indenture, as supplemented by the proposed amendments to the indenture.

         As of March 31, 2001, all $195.0 million aggregate principal amount of the Golden Sky Systems notes and all $193.1 million aggregate principal amount at maturity ($132.0 million accreted value at March 31, 2001) of the Golden Sky DBS notes were outstanding. All Golden Sky notes were registered in the name of Cede & Co., as nominee for The Depository Trust Company. All registered and beneficial owners of Golden Sky notes may participate in the applicable exchange offer and consent solicitation. There will be no fixed record date for determining which registered holders of the Golden Sky notes may participate in the exchange offers and consent solicitations.

Expiration; Extensions; Amendments; Appraisal Rights

         The exchange offers will expire at 5:00 p.m., New York City time, on May 25, 2001 unless we extend them in our sole discretion.


         To extend the exchange offers, we must notify the applicable exchange agent and the registered holders of the Golden Sky notes by mail or other means we select before 9:00 a.m., New York City time, on the next business day after the previously scheduled exchange offer expiration date. Pegasus Satellite intends to extend the exchange offers and consent solicitations, if necessary, so that the exchange offer expiration date occurs no earlier than five business days following the consent expiration date.

         We may also end the exchange offers by notifying the applicable exchange agent if the conditions to the offers described below are not satisfied. We will notify the holders by mail or other means if we select of any such extension or ending as promptly as practicable.

         We may amend the exchange offers in our sole discretion. If the amendments are material, we will promptly disclose the amendments in a prospectus supplement that we will distribute to registered holders.

         We will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

         No appraisal rights are available to Golden Sky note holders in connection with the exchange offers.

The Consent Solicitations

         Concurrently with the exchange offers, Pegasus Satellite is soliciting consents from holders of the Golden Sky notes with respect to the proposed amendments to the Golden Sky notes indentures. Holders of Golden Sky notes who desire to accept the applicable exchange offer must consent to the proposed amendments to the applicable indenture.

         The Golden Sky Systems exchange offer and the Golden Sky DBS exchange offer are each subject to, among other things, the condition that consents of holders representing a majority in aggregate principal amount of each of the outstanding Golden Sky Systems notes and Golden Sky DBS notes, respectively, will have been received and not revoked on or before the consent expiration date. The consent expiration date is May 25, 2001 if we have received the requisite consents by 5:00 p.m., New York City time, on that date. If we have not received the requisite consents by the consent expiration date, the consent expiration date will occur as soon thereafter as we receive the requisite consents. The proposed amendments will become effective upon receipt of the requisite consents, but will not become operative as to either notes indenture until consummation of the applicable exchange offer. The primary purpose of the proposed amendments is to eliminate substantially all of the restrictive covenants in the Golden Sky notes indentures.

         The proposed amendments to the Golden Sky Systems notes indenture and the Golden Sky DBS notes indenture require the consent of holders of a majority in aggregate principal amount of each of the Golden Sky Systems notes and the Golden Sky DBS notes, respectively. In addition, in order for any of the proposed amendments to become effective as to each Golden Sky notes indenture, a supplemental indenture amending the applicable Golden Sky notes indenture must be executed by Golden Sky Systems and Golden Sky DBS and the trustees under the Golden Sky notes indenture. See Proposed Amendments to the Golden Sky Systems Notes Indenture and Proposed Amendments to the Golden Sky DBS Notes Indenture.

         Upon receipt of the requisite consents from holders of Golden Sky notes and the requisite tender of notes, Pegasus Satellite will deliver the consents to the trustees along with a written certification that the requisite consents to the adoption of the proposed amendments have been received. After receipt by the trustees of the certification and any other documents the trustees may require, Pegasus Satellite and the trustees will execute the supplemental indentures, and all consents to the proposed amendments previously received will be irrevocable. Except as explained under - Guaranteed Delivery Procedures, consents from tendering holders of Golden Sky notes will not be counted towards determining whether Pegasus Satellite has received the requisite consents unless Pegasus Satellite is prepared to accept the tender of Golden Sky notes to which such consents relate or waive any defects in the tender. Pegasus Satellite will not be obligated to accept tendered Golden Sky Systems notes and Golden Sky DBS notes and pay the consent payment unless, among other things, the requisite consents to the adoption of the proposed amendments from holders of the Golden Sky Systems notes and Golden Sky DBS notes, respectively, have been received.

         Pegasus Satellite will not be obligated to issue the Pegasus Satellite senior subordinated discount notes and Pegasus Satellite senior notes under the exchange offers unless, among other things, the requisite consents to the adoption of the proposed amendments have been received from both the Golden Sky DBS note holders and Golden Sky Systems note holders. See Conditions of the Exchange Offers and Consent Solicitations.

         If the proposed amendments become operative:

         o the exchange agents, as soon as practicable, will transmit a notice prepared by Pegasus Satellite containing a description of the substance of the supplemental indentures to all registered holders of Golden Sky Systems notes and Golden Sky DBS notes, which remain outstanding; and

         o non-tendering holders will hold their Golden Sky Systems notes or Golden Sky DBS notes under the Golden Sky Systems notes indenture and Golden Sky DBS notes indenture, respectively, as amended by the proposed amendments, whether or not that holder consented to the proposed amendments.

         All registered and beneficial owners may participate in the consent solicitations. A beneficial owner that is not a registered owner must make arrangements with the record owner as described below. Subsequent transfers of Golden Sky notes on the applicable security register for the notes will not have the effect of revoking any consent previously given by the holder of the Golden Sky notes. These consents will remain valid unless revoked by the transferee holder in accordance with the procedures described herein under the heading Withdrawal of Tenders and Revocation of Consents.

Consent Payment

         Pegasus Satellite agrees to pay a consent payment on the following terms. The payment will be equal to $5.00 for each $1,000 in accreted value of Golden Sky DBS notes as of the settlement date of the exchange offer and each $1,000 in principal amount of Golden Sky Systems notes validly tendered to Pegasus Satellite and as to which a valid and unrevoked consent is received from the holder on or before 5:00 p.m., New York City time, on the consent expiration date. Pegasus Satellite will pay the consent payment, together with accrued and unpaid interest on the Golden Sky Systems notes, if any, in cash on the settlement date.

 Procedures for Tendering and Consenting

         The tendering of Golden Sky notes pursuant to the exchange offers and in accordance with the procedures described below will be deemed to constitute the delivery of a consent with respect to the notes tendered. Holders who do not deliver their consents on or prior to 5:00 p.m., New York City time, on the consent expiration date will not receive the consent payment.

         To tender, a registered or beneficial holder must complete, sign and date the letter of transmittal including the consent to the proposed amendments. If required by the letter of transmittal, the holder must have the signatures on the letter of transmittal guaranteed by one of the eligible institutions we describe below. The holder must then deliver the letter of transmittal to the exchange agent at the address given in the letter. In addition:

         o the applicable exchange agent must receive certificates for such Golden Sky notes along with the letter of transmittal;

         o the applicable exchange agent must receive a timely confirmation of a book-entry transfer of the tendered Golden Sky notes into the exchange agent's account at The Depository Trust Company, before the end of the applicable exchange offer; or

         o the holder must comply with the guaranteed delivery procedures described below.

         Holders who do not timely withdraw their tenders or consents will have agreed with the terms and conditions discussed in this prospectus and in the letter of transmittal.

         Holders select the method of delivery of Golden Sky notes and the letter of transmittal and all other required documents to the exchange agent at their own risk. We recommend that holders use a properly insured overnight or hand delivery service instead of the mails. Holders should allow sufficient time to assure delivery to the exchange agent before the end of the offer. Holders must not send a letter of transmittal or Golden Sky notes to Pegasus Satellite. Holders may ask their respective brokers, dealers, commercial banks, trust companies or nominees to complete the transaction for them.

         Holders of Golden Sky notes will not be able to validly tender in the exchange offers unless they consent to the proposed amendments. Tendering holders who sign the letter of transmittal or tender through the Automated Tender Offer Program shall be deemed to have consented to the proposed amendments.

         Any beneficial owner whose Golden Sky notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If the beneficial owner wishes to tender on its own behalf, then before completing and executing the letter of transmittal and delivering the owner's old notes, the owner must either register ownership of the Golden Sky notes in the owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

         An eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal described below unless the Golden Sky notes are tendered:

          o by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the letter of transmittal; or

          o    for the account of an eligible institution.

         The following are eligible institutions:

          o a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

          o a commercial bank or trust company having an office or correspondent in the United States; or

          o an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

         If a person other than the registered holder of any Golden Sky notes signs the letter of transmittal, the Golden Sky notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on the notes.

         If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other acting in a fiduciary or representative capacity is signing the letter of transmittal or any Golden Sky notes or bond powers, such person should so indicate when signing. Unless we waive this requirement, such persons should submit evidence of their authority with the letter of transmittal.

         The exchange agents and The Depository Trust Company have confirmed that any financial institution that is a participant in The Depository Trust Company's system may tender Golden Sky notes through The Depository Trust Company's Automated Tender Offer Program.

         If for any reason whatsoever, an acceptance for exchange of any Golden Sky notes tendered or consents delivered pursuant to the exchange offers and consent solicitations is delayed, or Pegasus Satellite is unable to accept for purchase notes tendered pursuant to the exchange offers, then, without prejudice to Pegasus Satellite's rights, the applicable exchange agent may nevertheless on behalf of Pegasus Satellite, and subject to rules under the Securities Exchange Act of 1934, retain tendered notes, and the notes may not be withdrawn except to the extent that the tendering holder of the notes is entitled to withdrawal rights as described herein. See Withdrawal of Tenders and Revocation of Consents.

         No alternative, conditional or contingent tenders will be accepted. A tendering holder, by execution of a letter of transmittal, or facsimile thereof, or by electronically transmitting its acceptance through the Automated Tender Offer Program, waives all rights to receive notice of acceptance of such holder's Golden Sky notes for purchase.

         We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Golden Sky notes. Our determination will be final and binding. We may reject any and all Golden Sky notes not properly tendered or any Golden Sky notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Golden Sky notes.

         Our interpretation of the terms and conditions of the exchange offers and consent solicitations, including the instructions in the letter of transmittal, will be final and binding. A holder must cure any defects or irregularities in connection with tenders of Golden Sky notes within such time as we will determine. Although we intend to notify holders of such defects or irregularities, no one will incur any liability for failure to notify. A tender will not be effective until the holder has cured or we have waived any defects or irregularities.

Return of Golden Sky Notes

         If we reject any tendered Golden Sky notes, or if holders withdraw Golden Sky notes, or if any condition to the exchange offers is not satisfied and we terminate the offers, we will return the applicable Golden Sky notes without expense to the tendering holder as promptly as practicable. If any holder delivers notes in a principal amount greater than the holder wishes to exchange, we will deliver the untendered portion without expense to the tendering holder as promptly as practicable after the exchange offer expiration date. If the holder tenders by book-entry transfer into the exchange agent's account at The Depository Trust Company, such Golden Sky notes will be credited to an account maintained with The Depository Trust Company.

Book-Entry Transfer

         The exchange agents will request to establish an account for the Golden Sky notes at The Depository Trust Company. Any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of Golden Sky notes by causing the depositary to transfer such Golden Sky notes into the applicable exchange agent's account at The Depository Trust Company. Although holders may deliver Golden Sky notes through book-entry transfer, holders must transmit, and the applicable exchange agent must receive, the letter of transmittal, with any required signature guarantees and any other required documents at the address given below on or before the end of the exchange offers or under the guaranteed delivery procedures described below.

         The exchange agents and The Depository Trust Company have confirmed that the exchange offers are eligible for the Automated Tender Offer Program. To effectively tender notes that are held through The Depository Trust Company, Depository Trust Company participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance through the program (and thereby provide their consents to the proposed amendments), and The Depository Trust Company will then verify the acceptance and send an agent's message to the exchange agent for its acceptance. Delivery of tendered notes must be made to the applicable exchange agent pursuant to the book-entry delivery procedures described below.

         The term "agent's message" means a message transmitted by The Depository Trust Company and received by the exchange agents and forming part of a book-entry confirmation that states The Depository Trust Company has received an express acknowledgment from a participant in The Depository Trust Company tendering notes that are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that Pegasus Satellite may enforce the agreement against such participant. Delivery of the agent's message by The Depository Trust Company will satisfy terms of the exchange offers and consent solicitations as to execution and delivery of a letter of transmittal by the participant identified in the agent's message.

Guaranteed Delivery Procedures

         Holders who wish to tender their Golden Sky notes and whose Golden Sky notes are not immediately available or who cannot deliver their Golden Sky notes, the letter of transmittal or any other required documents to the applicable exchange agent before the end of the applicable exchange offer, may effect a tender if all of the following conditions are satisfied:

          o    The holder tenders through an eligible institution.

          o Before the end of the exchange offers, the applicable exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery substantially in the form provided by us. This form must set forth the name and address of the holder, the certificate number(s) of the Golden Sky notes and the principal amount of Golden Sky notes tendered. This form must further state that a tender is being made and guaranteeing that, within three business days after the expiration of this offer, an eligible institution will deposit the letter of transmittal together with the certificate(s) representing the Golden Sky notes in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal with the applicable exchange agent.

          o The applicable exchange agent receives within three business days of the end of the offer such properly executed letter of transmittal or facsimile of the letter of transmittal, and the certificate(s) representing all tendered applicable Golden Sky notes in proper form for transfer and all other documents required by the letter of transmittal.

         Upon request, the information agent will send a notice of guaranteed delivery to holders who wish to tender their Golden Sky notes according to the guaranteed delivery procedures.

Withdrawal of Tenders and Revocation of Consents

         Tenders of Golden Sky notes pursuant to each exchange offer may be withdrawn and consents may be revoked at any time until the requisite consents have been delivered by Pegasus Satellite to the applicable trustee and the applicable supplemental indenture has been executed. Thereafter, tenders may be withdrawn and consents may be revoked only if an exchange offer is terminated without any of the related Golden Sky notes being accepted for exchange thereunder. Holders who tender after the applicable consent expiration date but before the expiration of the applicable exchange offer cannot revoke their tenders. The withdrawal of Golden Sky notes prior to 5:00 p.m., New York City time, on the consent expiration date in accordance with the procedures set forth herein will effect a revocation of the related consent. In order for a holder of Golden Sky notes to revoke a consent, such holder must withdraw the related tendered notes.

         For the withdrawal to be effective, the applicable exchange agent must receive a written or facsimile transmission notice of withdrawal or revocation at its address set forth below before the consent expiration date. The notice of withdrawal or revocation must:

          o specify the name of the person who deposited the Golden Sky notes to be withdrawn or granted the consent to be revoked;

          o identify the Golden Sky notes to be withdrawn or with respect to which consent is to be revoked including the certificate number or numbers and principal amount of such Golden Sky notes;

          o be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Golden Sky notes were tendered and consent granted including any required signature guarantees; and

          o if Golden Sky notes have been tendered or consents delivered pursuant to the book-entry procedures described above, must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn notes.

         We will determine all questions as to the validity, form and eligibility, including time of receipt, of those notices. We will deem notes withdrawn not to have been validly tendered for purposes of the exchange offers. No Pegasus Satellite notes will be issued with respect to withdrawn tenders unless the Golden Sky notes so withdrawn are validly retendered. Properly withdrawn Golden Sky notes may be retendered by following one of the procedures described above at any time before an exchange offer ends.

Conditions of the Exchange Offers and Consent Solicitations

         If the exchange offers violate applicable law, rule or regulation or an applicable interpretation of the staff of the SEC, we will not accept for exchange any Golden Sky notes and may end the exchange offers before we accept any Golden Sky notes. If we determine that any of these violations may be present, we can extend or amend the exchange offers and attempt to cure the problem. See Expiration; Extensions; Amendments; Appraisal Rights above for a discussion of the relevant procedures.

         In addition, we may terminate, extend or amend the exchange offers or consent solicitations and may postpone the acceptance of the Golden Sky notes tendered and consents that have been delivered on or prior to the exchange offer expiration date if any of the following occurs:

          o The minimum tender of Golden Sky Systems notes and Golden Sky DBS notes has not been satisfied. The minimum tender is 95%, on a combined basis, of the aggregate principal amount of the Golden Sky Systems notes and the Golden Sky DBS notes.

          o The requisite consents have not been validly delivered or are revoked.

          o With respect to each exchange offer, the failure to satisfy the conditions to the consummation of the other exchange offer.

          o The supplemental indenture relating to the notes containing the proposed amendments has not been executed by the trustee under the relevant indenture.

          o Any action is taken or threatened or is pending before any governmental, regulatory or administrative agency or authority or by any court or tribunal or any statute, rule, regulation, judgment, order stay, decree or injunction proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the exchange offer or consent solicitation, which:

                  o in Pegasus Satellite's reasonable judgment, might directly or indirectly prohibit, prevent, restrict or delay consummation of the exchange offer or consent solicitation or otherwise relates to either the exchange offer or consent solicitation;

                  o in Pegasus Satellite's reasonable judgment, could materially adversely affect the business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects of Pegasus Satellite; or

                  o in Pegasus Satellite's reasonable judgment, could materially impair the contemplated benefits of the exchange offer or consent solicitation to Pegasus Satellite or be material to holders of the notes in deciding whether to accept the exchange offer or consent solicitation.

          o Any event affecting the business or financial affairs of Pegasus Satellite that, in the reasonable judgment of Pegasus Satellite, would or might result in any of the consequences referred to above has occurred or is likely to occur.

          o    One of the following has occurred:

                  o any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets or any other significant adverse change in United States securities or financial markets;

                  o any significant adverse change in the price of the Golden Sky notes;

                  o a material impairment in the trading market for debt securities generally;

                  o a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory);

                  o a declaration of a national emergency or commencement of a war, armed hostilities or other national or international crises directly or indirectly involving the United States;

                  o any limitation (whether or not mandatory) by any government or regulatory authority on, or any other event that, in the reasonable judgment of Pegasus Satellite, might affect the nature or extension of credit by banks or other financial institutions;

                  o any significant change in United States currency exchange rates or a suspension of, or limitation on, the markets for currency exchange rates (whether or not mandatory); or

                  o in the case of any of the foregoing existing at the time of the commencement of the exchange offer and consent solicitation, in the reasonable judgment of Pegasus Satellite, a material acceleration, escalation or worsening of the foregoing.

          o There is, in Pegasus Satellite's reasonable judgment, any actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which

               Pegasus Satellite, Golden Sky Systems or Golden Sky DBS is a party, or by which any of them is bound) to the acceptance of Pegasus Satellite notes in exchange for Golden Sky notes, or to the scope, validity or effectiveness of the consents solicited using this prospectus.

          o Any event affecting the business or financial affairs of Pegasus Satellite has occurred or is likely to occur that, in the reasonable judgment of Pegasus Satellite, could prevent, restrict or delay consummation of the exchange offer or the consent solicitation or materially impair the contemplated benefits of the exchange offer and the consent solicitation.

We may waive any of the foregoing conditions in whole or in part in our sole discretion. If we waive any condition, we will notify holders of Golden Sky Notes and extend the exchange offers if required by law or regulation.

Termination

         If we terminate the exchange offers for any of these reasons, we will return your Golden Sky notes as soon as practicable after the date of termination at no cost to you. If we terminate the exchange offers, the proposed amendments will not take effect and you will not receive the consent payment or the payment of accrued and unpaid interest, if any.

Exchange Agents

         We have appointed State Street Bank and Trust Company and United States Trust Company of New York as exchange agents for the Golden Sky Systems notes and Golden Sky DBS notes, respectively. All executed letters of transmittal should be directed to the exchange agents as follows:


                        For the Golden Sky Systems notes:

By Mail:                                     By Hand/Overnight Courier:              New York Drop:
State Street Bank and Trust Company         State Street Bank and Trust Company      State Street Bank and Trust Company
Corporate Trust Department                  Corporate Trust Window                   Corporate Trust Department
P.O. Box 778                                Fifth Floor                              61 Broadway, 15th Floor
Boston, MA  02102-0778                      2 Avenue De Lafayette                    New York, NY  10006
                                            Boston, MA  02111-1724
                                                                                     Telephone:   617-662-1548
                                                                                     Fax:  617-662-1452


                                           For the Golden Sky DBS notes:


By Overnight Courier/Hand after
4:30 p.m. on the Expiration Date only:      By Hand up to 4:30 p.m.                   By Registered/Certified Mail:

United States Trust Company                 United States Trust Company               United States Trust Company
of New York                                 of New York                               of New York
30 Broad Street, 14th Floor                 30 Broad Street, B-Level                  P.O. Box 112
New York, NY  10004-2304                    New York, NY  10004-2304                  Attn.:  Corporate Trust Services
Attn.: Corporate Trust Services             Attn.: Corporate Trust Window             Bowling Green Station
                                                                                      New York, NY  10274-0112

                                                                                      Telephone:  800-548-6565
                                                                                      Fax:  212-422-0183
                                                                                      or 646-458-8104

Dealer Managers/Solicitation Agents

         Pegasus Satellite has retained CIBC World Markets Corp. and Credit Suisse First Boston Corporation to act as dealer managers and solicitation agents in connection with the exchange offers and consent solicitations. In this capacity, the dealer managers may contact holders of Golden Sky notes and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this prospectus and related materials to beneficial owners of the Golden Sky notes.

         Subject to the terms of the Dealer Manager and Consent Solicitation Agreement dated April 18, 2001, among Pegasus Satellite and the dealer managers, the dealer managers will be reimbursed for their reasonable out-of-pocket expenses in connection with the exchange offers and consent solicitations. Pegasus Satellite has agreed to indemnify the dealer managers and their respective affiliates against certain liabilities under federal or state securities laws caused by, relating to or arising out of the exchange offers and consent solicitations.

         At any time, the dealer managers may trade the Pegasus Satellite notes for their own accounts or for the accounts of customers and, accordingly, may hold a long or short position on the Pegasus Satellite notes.

         Any holder that has questions concerning the terms of the exchange offers and the consent solicitations may contact the dealer managers at the addresses and telephone numbers set forth on the back cover of this prospectus.

         Affiliates of CIBC World Markets Corp. have in the past acted as agent and lender to Pegasus Satellite and its subsidiaries, and both CIBC World Markets Corp. and Donaldson, Lufkin & Jenrette Securities Corporation (which Credit Suisse First Boston Corporation has acquired) have acted as underwriters for their securities and may act in such capacities in the future. CIBC World Markets Corp. and its affiliates and Credit Suisse First Boston Corporation have and expect to receive customary fees and commissions for their services. CIBC World Markets Corp. has also from time to time provided financial advisory services to Pegasus Satellite and has received customary fees and expenses for its services.

         CIBC World Markets Corp. or its affiliates have performed the following services for Pegasus Satellite:

          o provided a fair market value appraisal in connection with the merger of Digital Television Services, Inc. into a wholly-owned subsidiary of Pegasus Satellite and the designation of Digital Television Services as a restricted subsidiary;

          o served as an initial purchaser in Pegasus Satellite's Rule 144A offering of $300.0 million in aggregate liquidation preference of Series C convertible preferred stock;

          o acted as a dealer manager in connection with an offer by Pegasus Satellite to exchange its 12-1/2% Series A senior notes due 2007 for senior subordinated notes of Digital Television Services and DTS Capital, Inc. and a related consent solicitation;

          o acted as a dealer manager in connection with an offer by Pegasus Satellite to exchange its 12-3/4% Series A cumulative exchangeable preferred stock for outstanding 12-3/4% Series A cumulative exchangeable preferred stock of its new holding company, Pegasus Communications, and a related consent solicitation;

          o issued letters of credit in connection with bridge financing obtained by Pegasus Satellite;

          o provided fairness opinions to Pegasus Satellite and/or its affiliates in connection with certain intercompany loans and other intercompany transactions;

          o acted as lender in connection with the Pegasus Media & Communications credit facility;

          o provided a fairness opinion in connection with the Golden Sky merger;

          o acted as administrative agent in connection with a credit facility of Digital Television Services;

          o    acted as underwriter in Pegasus Satellite's 1999 equity offering;
               and

          o agreed to purchase any and all Golden Sky notes tendered in response to Golden Sky's offers to purchase the notes.

Credit Suisse First Boston Corporation (then known as Donaldson, Lufkin & Jenrette Securities Corporation) has performed the following services for Pegasus Satellite:

          o served as an initial purchaser in Pegasus Satellite's Rule 144A offering of $300.0 million in aggregate liquidation preference of Series C convertible stock;

          o acted as underwriter in Pegasus Satellite's 1999 common stock offering; and

          o acted as dealer manager in connection with an offer by Pegasus Satellite to exchange its 12-1/2% Series A senior notes due 2007 for senior subordinated notes of Digital Television Services and DTS Capital, Inc. and a related consent solicitation.

         In the first quarter of 2001 and during the years 2000 and 1999, for services rendered, Pegasus Satellite or its subsidiaries paid to CIBC World Markets Corp. or its affiliates an aggregate of $250,000, $4.4 million and $940,000, respectively, in fees. In the first three months of 2001 and during 2000 and 1999, for services rendered, Pegasus Satellite paid Credit Suisse First

Boston Corporation (then known as Donaldson, Lufkin & Jenrette Securities Corporation) $0, $5.4 million and $3.0 million, respectively. Pegasus Satellite believes that all fees paid to CIBC World Markets Corp. or its affiliates and Donaldson, Lufkin & Jenrette Securities Corporation in connection with the transactions described above were customary. Pegasus Satellite anticipates that it or its subsidiaries may engage the services of CIBC World Markets Corp. or its affiliates and Credit Suisse First Boston Corporation in the future, although no such engagement is currently contemplated. William P. Phoenix, a Managing Director of CIBC World Markets Corp., is a director of Pegasus Communications and Pegasus Satellite.

Information Agent

         We have retained Georgeson Shareholder to act as information agent in connection with the exchange offers and consent solicitations. Questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal and requests for notices of guaranteed delivery should be directed to the information agent as set forth below:

                             Georgeson Shareholder
                               111 Commerce Road
                              Carlstadt, NJ 07072
                     Banks and Brokers call: (201)896-1900
                    All others call toll free: (888)373-0391

Fees and Expenses; Accounting Treatment

         We will bear the expenses of soliciting tenders and consents. We are making the principal solicitation by mail; however, we may make additional solicitations by telephone or in person by officers and our regular employees and affiliates.

         Other than the consent payment, no fee, commission or discount has been or will be paid or allowed to any broker, dealer or other person, other than the dealer managers, in connection with the exchange offers or the consent solicitations.

         We will pay the cash expenses we incur in the exchange offers and consent solicitations. These expenses are estimated in the aggregate to be approximately $3.1 million, including $1.0 million in the aggregate payable to the dealer managers and $1.6 million in consent fees to the holders of the Golden Sky notes. Additional expenses include filing fees, fees and expenses of the exchange agents, the information agent and the indenture trustees, accounting and legal fees and printing costs. The consent fees will be deferred and amortized over the remaining terms of the Pegasus Satellite notes issued in the exchange offer to which they apply. The other nonrecurring expenses incurred, including the dealer manager fees, of $1.5 million will be expensed as incurred.

         The unamortized expenses and initial purchaser's discount relating to the original issuance of the Golden Sky Systems and Golden Sky DBS notes that amounted to $4.9 million and $3.6 million at December 31, 2000, respectively, will attach to the new notes issued by Pegasus Satellite in the exchange offer and will continue to be amortized over the term of the new notes.

         We will pay all transfer taxes, if any, applicable to the exchange of Golden Sky notes. If, however, a transfer tax is imposed for any reason other than the exchange of the Golden Sky notes, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If the tendering holder does not submit satisfactory evidence of payment of such taxes or exemption therefrom with the letter of transmittal, we will bill the taxes directly to such tendering holder. In addition, we will not pay any tax payable on receipt of the consent payment.

                    Certain Federal Income Tax Considerations

         The following is a general discussion of certain material United States federal income tax consequences to owners of the Golden Sky notes relating to the exchange offers and receipt of the consent fee. This summary is not a complete description of all tax consequences that may be relevant to owners of Golden Sky notes and, in particular, does not address tax considerations that may affect the treatment of certain special status taxpayers such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations and investment companies. In addition, no information is provided herein with respect to tax consequences under any foreign, state or local laws.

         The following discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change at any time by legislative, judicial or administrative action. Any such change may be applied retroactively. The discussion does not consider the particular facts or circumstances of any particular owner of Golden Sky notes. We have not sought and will not seek any rulings from the IRS, nor have we sought or received any opinion of counsel, with respect to any of the matters discussed herein. The discussion assumes that the Golden Sky notes are held as capital assets within the meaning of section 1221 of the Internal Revenue Code.

         Owners of Golden Sky notes are urged to consult their tax advisors regarding the tax consequences of tendering or failing to tender Golden Sky notes in the exchange offers, the adoption of the proposed amendments, receipt of the consent fee and the possible defeasance of the notes, including the application and effect of any gift, estate, applicable state, local, foreign income or other tax laws.

Consequences of the Exchange Offers to Tendering Owners

         We believe that the exchange of the Pegasus Satellite notes for the Golden Sky notes will constitute a taxable exchange for owners of Golden Sky notes. Each such owner generally will recognize gain or loss equal to the difference between (i) the amount realized on the exchange, generally, the issue price of the Pegasus Satellite notes and possibly including the consent fee if, as discussed below, the fee is treated as additional consideration for the Golden Sky notes, and (ii) such owner's adjusted tax basis in the Golden Sky notes. Interest paid on the Golden Sky notes on the settlement date will generally be taxable as ordinary income. Each exchanging owner will have a tax basis in the Pegasus Satellite notes generally equal to the issue price of such notes and the holding period will start from the date the Pegasus Satellite notes are received by such owner.

         The issue price of the Pegasus Satellite notes will depend upon whether the Golden Sky notes or the Pegasus Satellite notes are publicly traded, as determined under applicable Treasury regulations, during the 60-day period ending 30 days after the exchange offers are consummated. For this purpose, a note will be treated as publicly traded if, among other things, (1) it appears on a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations (including rates, yields or other pricing information) of one or more identified brokers, dealers or traders, or actual prices (including rates, yields or other pricing information) of recent sales transactions or (2) price quotations of the note are readily available from dealers, brokers or traders unless no other outstanding debt instrument of the issuer is publicly traded, the original stated principal amount of the issue is not more than $25 million, the conditions and covenants relating the issuer's performance with respect to the debt instrument are materially less restrictive than the conditions and covenants included in all the issuer's other traded debt, or the maturity date of the debt instrument is more than three years after the latest maturity date of the issuer's other traded debt. We believe that the Pegasus Satellite notes will be publicly traded (and the Golden Sky notes are publicly traded) within this meaning. Therefore, the issue price of the Pegasus Satellite notes will equal their trading value on the date of the exchange.

         If the issue price of the Pegasus Satellite senior notes is less than their stated principal amount by more than a de minimis amount, there will be original issue discount with respect to the Pegasus Satellite senior notes and exchanging owners will be required for federal income tax purposes to accrue such original issue discount into income in advance of the receipt of cash with respect thereto using a constant yield method under the provisions of the Internal Revenue Code and Treasury regulations relating to original issue discount. The Pegasus Satellite senior subordinated discount notes will be issued with original issue discount in an amount equal to the difference between the sum of all payments due on such notes and the issue price of such notes, which will be required to be included in income using a constant yield method under the provisions of the Internal Revenue Code and Treasury regulations relating to original issue discount.

         Any gain or loss recognized on the exchange will be capital gain or loss, except in the case of any accrued market discount, as described below. In the case of noncorporate owners, capital gain will generally be taxed at a maximum rate of 20% if the owner's holding period for the Golden Sky notes is more than 12 months.

         In the case of an owner of Golden Sky notes who acquired the Golden Sky notes at a market discount within the meaning of sections 1276 and 1278(a)(2) of the Internal Revenue Code, any gain recognized upon the taxable exchange of the notes will be treated as ordinary income to the extent of the market discount that accrued during the period the person held the Golden Sky notes, unless he or she previously elected to include such accrued market discount in income on a current basis. Market discount generally equals in the case of the Golden Sky Systems notes, the excess of the stated redemption price at maturity of such notes over the owner's tax basis in the debt instrument immediately after the acquisition and, in the case of the Golden Sky DBS notes, the excess of the "revised issue price" of such notes (i.e., the original issue price plus accrued original issue discount) over the owner's tax basis immediately after the acquisition.

         The Golden Sky DBS notes were issued with original issue discount and, accordingly, owners of those notes have been required to accrue a portion of such original issue discount into income, properly adjusted for any premium or acquisition premium each owner may have with respect to those notes. An owner's adjusted tax basis in Golden Sky notes as of this time should include the acquisition cost of the notes, plus any amounts of original issue discount or market discount previously included in income, and minus any amounts of deductions previously taken for amortization of bond premium.

The Consent Fee

         There is no direct authority concerning the federal income tax consequences of the receipt of the consent fee. We believe that the consent fee should be treated as a separate fee paid to owners of Golden Sky notes who grant their consents. Under this treatment, each recipient of the consent fee will recognize ordinary income equal to the amount of cash received.

         Other characterizations of the consent fee are possible. For example, the consent fee may be treated as additional consideration received in the exchange offers, which would increase the amount of any gain or reduce the amount of any loss recognized on the exchange.

Consequences to Non-Tendering Owners

         The adoption of the proposed amendments should not result in a taxable transaction for owners of Golden Sky notes who do not tender in the exchange offers, unless the notes are legally defeased. In the absence of a legal defeasance, non-tendering owners should continue to have the same tax basis and holding period with respect to the Golden Sky notes as they had before the adoption of the proposed amendments.

         By contrast, a legal defeasance of the remaining Golden Sky notes would probably constitute a taxable exchange for owners of Golden Sky notes who do not tender in the exchange offers. On such an exchange, each such non-tendering owner would probably recognize gain or loss based on the difference between the fair market value of the Treasury securities used to defease the notes and the non-tendering owner's tax basis in the Golden Sky notes. The federal income tax treatment of each non-tendering owner on an ongoing basis would then be the same as if such non-tendering owner had purchased an undivided interest in the pool of Treasury securities used to defease the notes.

Tax Rules Applicable to Non-United States Owners

         The term "non-United States owner" means an owner of a Pegasus Satellite note who is not a "United States person" within the meaning of the Internal Revenue Code.

         Payment of Interest. Interest, including original issue discount, paid on a Pegasus Satellite note to a non-United States owner will not be subject to United States federal income tax or withholding tax, provided that the interest income is not effectively connected with a United States trade or business of the non-United States owner and provided that the non-United States owner (i) does not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation related to us actually or constructively through stock ownership,
(iii) is not a bank for which the Pegasus Satellite notes reflect an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either (a) the owner provides a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes the owner's name and address and certifies as to the owner's non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business holds the notes and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form W-8BEN (or a suitable substitute) has been received by it from the non-United States owner or qualifying intermediary and furnishes us or our agent with a copy thereof.

         Treasury regulations that became effective January 1, 2001 provide alternative methods for satisfying the certification requirement described in clause (iv) above. These Treasury regulations also will require, in the case of notes owned by a foreign partnership, that (i) the certification described in clause (iv) above be provided by the partners rather than by the foreign partnership (unless the foreign partnership agrees to become a withholding foreign partnership) and (ii) the partnership provide certain information. In addition, there are special rules applicable to intermediaries. A look-through rule will apply in the case of tiered partnerships.

         Except to the extent that an applicable treaty otherwise provides, a non-United States owner generally will be taxed in the same manner as a United States owner with respect to interest if the interest income is effectively connected with a United States trade or business of the non-United States owner. Effectively connected interest received by a corporate non-United States owner may also, in some circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the owner delivers a properly executed IRS Form W-8ECI (or a permissible predecessor form) to the payor.

         Sale, Exchange or Redemption of the Notes. A non-United States owner of a Pegasus Satellite note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the note (other than any amount representing interest) unless (1) the gain or the payment is effectively connected with a United States trade or business of the non-United States owner, or (2) in the case of a non-United States owner who is an individual, the owner is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met.

         Death of a Non-United States Owner. A Pegasus Satellite note held by an individual who is a non-United States owner at the time of his or her death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that the owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of Pegasus Satellite entitled to vote, and provided that, at the time of death, payments with respect to such notes would not have been effectively connected with the conduct by such non-United States owner of a trade or business within the United States.

         Information Reporting and Backup Withholding Tax. United States information reporting requirements and backup withholding tax will not apply to payments of interest on a Pegasus Satellite note to a non-United States owner if the requirements for exemption from tax described in - Payment of Interest are met.

         Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a Pegasus Satellite note effected outside the United States by a foreign office of a broker (as defined in applicable Treasury regulations), unless the broker is (i) a United States person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States, (iii) a controlled foreign corporation for United States federal income tax purposes or (iv) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-United States owner and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note provides the statement described in - Payment of Interest or otherwise establishes an exemption.

         Consent Fee. A non-United States owner may be subject to withholding at 30% on amounts received as a consent fee. Such withholding tax may be reduced or eliminated if the owner is eligible for relief under an applicable treaty (and provides a Form W-8BEN) or is engaged in a trade or business in the United States and the fee is effectively connected with such trade or business (and provides a Form W-8ECI).

     Proposed Amendments to the Golden Sky Systems Notes Indenture

         The proposed amendments are set forth in the supplemental indenture, which will be provided by Pegasus Satellite upon any Golden Sky Systems note holder's request. Upon receipt by Pegasus Satellite of consents representing a majority of the outstanding principal amount of the Golden Sky Systems notes, the Golden Sky Systems supplemental indenture will become effective. The Golden Sky Systems supplemental indenture will be binding on all Golden Sky Systems note holders who do not tender their notes in the exchange offer. The proposed amendments will not become operative, however, unless and until the settlement date. The proposed amendments, if adopted and operative, will eliminate substantially all of the covenants in the Golden Sky Systems notes indenture other than the covenants to pay interest on and principal of the Golden Sky Systems notes when due and the obligations to repurchase notes upon a change of control. See Prospectus Summary - Comparison of Golden Sky Notes and Pegasus Satellite Notes and Risk Factors - Risk of Investing in the Pegasus Satellite Notes - Failure to Exchange Golden Sky Notes Could Adversely Affect Your Investment. The following are summaries of the proposed amendments. For more complete information regarding the Golden Sky Systems notes indenture, you should consult the Golden Sky Systems notes indenture and the supplemental indenture, which will be provided by Pegasus Satellite upon any Golden Sky Systems note holder's request.

         The proposed amendments to the Golden Sky Systems notes indenture would eliminate covenants that currently impose the following requirements, restrictions and prohibitions on Golden Sky Systems, certain of Golden Sky Systems' subsidiaries, or all of them:

          o a prohibition against entering into a transaction with an affiliate unless the terms of the transactions are set forth in writing and are fair and reasonable to Golden Sky Systems or the applicable subsidiary;

          o a prohibition against incurring debt or issuing certain equity interests, except for certain permitted indebtedness, unless after doing so, Golden Sky Systems would have a debt to operating cash flow ratio of not more than 6.5 to 1.0;

          o all restrictions on declaring or paying dividends on equity interests of Golden Sky Systems or its subsidiaries, acquiring such equity interests, purchasing or redeeming subordinated indebtedness, or making investments;

          o a prohibition on the issuance of preferred stock by certain subsidiaries of Golden Sky Systems;

          o    a requirement to maintain corporate existence;

          o a requirement to pay material taxes and claims that may give rise to liens before such taxes and claims become delinquent;

          o a requirement to notify the Golden Sky Systems notes trustee of any default under any indebtedness;

          o a requirement to maintain properties in normal condition, repair and working order, and to keep them insured;

          o a requirement to deliver an officer's certificate to the trustee after the end of each fiscal year certifying as to the compliance by Golden Sky Systems with the covenants, conditions and obligations required by the indenture and stating whether or not there is any default under the Golden Sky Systems notes;

          o a requirement to furnish to each holder of Golden Sky Systems notes and to file with the indenture trustee the information required by annual, quarterly and other reports that would have been required if Golden Sky Systems were required to file such reports with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act of 1934, whether or not Golden Sky Systems is subject to those sections;

          o a prohibition against incurring debt that is both subordinate in right of payment to any other indebtedness of Golden Sky Systems, and senior in right of payment to the Golden Sky Systems notes;

          o a prohibition against allowing any restriction on the ability of certain subsidiaries to pay dividends, make loans, or transfer property to Golden Sky Systems;

          o a prohibition against designating subsidiaries as "unrestricted subsidiaries" unless certain conditions are met;

          o    all restrictions on liens against properties or assets;

          o a requirement, in the event Golden Sky Systems or certain of its subsidiaries sell assets, to follow rules regarding the amount and type of consideration received and the timing and object of the application of proceeds from the sale;

          o all restrictions on the nature of the business that Golden Sky Systems or its subsidiaries may conduct; and

          o a requirement that Golden Sky Systems maintain an office or agency in Manhattan, New York City, where the Golden Sky Systems notes may be presented for transfer, exchange, payment or the receipt of notices and demands.

         The definitions relating solely to the eliminated covenants will be eliminated. Certain other sections of the Golden Sky Systems notes indenture may be amended to reflect the elimination of the foregoing covenants.

         The proposed amendments would not eliminate covenants that currently require Golden Sky Systems, certain of Golden Sky Systems' subsidiaries, or all of them, to do the following:

          o pay principal and interest on the Golden Sky Systems notes in the manner provided in the notes; and

          o offer to purchase the Golden Sky Systems notes in the event of a change of control or certain asset sales.

         The proposed amendments would also eliminate provisions making it an event of default under the Golden Sky Systems notes indenture if a default occurs under other indebtedness of Golden Sky Systems or its subsidiaries, or if certain court judgments, orders or decrees are entered against Golden Sky Systems or its subsidiaries and not dismissed.

         The proposed amendments to the Golden Sky Systems notes indenture would also allow Golden Sky Systems to merge into or consolidate with or dispose of its assets to another entity without meeting a certain debt to operating cash flow ratio on a pro forma basis, and without structuring the transaction as a non-taxable event for holders of the Golden Sky Systems notes.

         In addition, substantially all of the conditions to legal and covenant defeasance would be eliminated, including the condition that Golden Sky Systems must deliver to the trustee an opinion of counsel confirming that holders of Golden Sky Systems notes will not recognize income, gain or loss for federal income tax purposes as a result of defeasance, and the condition that certain events of bankruptcy or insolvency not occur with respect to Golden Sky Systems or its subsidiaries before or within 91 days after defeasance.

         As a result of the proposed amendments, the only remaining conditions to legal or covenant defeasance would be that:

          o Golden Sky Systems irrevocably deposit with the trustee under the Golden Sky Systems notes indenture for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government securities, or a combination thereof, in amounts sufficient to pay principal or, premium, if any, and interest and liquidation damages on the non-tendered notes on the stated payment or redemption date; and

          o Golden Sky Systems shall deliver an officer's certificate and an opinion of counsel to the trustee, each stating that all conditions precedent to the legal or covenant defeasance shall have been satisfied.

         A defeasance of Golden Sky Systems notes will probably constitute a taxable event for holders who do not tender their notes. Accordingly, each non-tendering holder would probably recognize gain or loss. See Certain Federal Income Tax Considerations - Consequences to Non-Tendering Owners.

         The proposed amendments for the Golden Sky Systems notes require the consent of holders of a majority in aggregate principal amount at maturity of the Golden Sky Systems notes. In addition, in order for any of the proposed amendments to become effective, a supplemental indenture amending the Golden Sky Systems notes indenture must be executed by Golden Sky Systems and the trustee. See The Exchange Offers and Consent Solicitations - Conditions of the Exchange Offers and Consent Solicitations and Prospectus Summary - Comparison of Golden Sky Notes and Pegasus Satellite Notes. In addition, the consents are subject to a number of conditions. These are discussed above in The Exchange Offers and Consent Solicitations - Conditions of the Exchange Offers and Consent Solicitations.

         If the proposed amendments become effective:

          o the trustee under the Golden Sky Systems notes indenture, as soon as practicable, will transmit a notice describing the amendments to the indenture to all registered holders of Golden Sky Systems notes which remain outstanding; and

          o non-tendering holders will hold their Golden Sky Systems notes under the Golden Sky Systems notes indenture, as amended by the proposed amendments, whether or not that holder consented to the proposed amendments.

         Consents given by holders of Golden Sky Systems notes tendered but rejected by Pegasus Satellite pursuant to an exchange offer will not be counted for the purpose of determining whether the requisite consents have been obtained.

         Both registered and beneficial holders may participate in the consent solicitation. Beneficial holders should contact their broker, dealer, bank or trust company for information with respect to delivery of their consents. Under the terms of the Golden Sky Systems notes indenture, subsequent transfers of Golden Sky Systems notes on the applicable security register for such Golden Sky Systems notes will not have the effect of revoking any consent previously given by the holder of such Golden Sky Systems notes. Such consents will remain valid unless revoked by the transferee holder in accordance with the procedures described herein under the heading The Exchange Offers and Consent Solicitations
- Withdrawal of Tenders and Revocation of Consents.

            Proposed Amendments to the Golden Sky DBS Notes Indenture

         The proposed amendments are set forth in the supplemental indenture, which will be provided by Pegasus Satellite upon any Golden Sky DBS note holder's request. Upon receipt by Pegasus Satellite of consents representing a majority of the outstanding principal amount of the Golden Sky DBS notes, the Golden Sky DBS supplemental indenture will become effective. The Golden Sky DBS supplemental indenture will be binding on all Golden Sky DBS note holders who do not tender their notes in the exchange offer. The proposed amendments will not become operative, however, unless and until the settlement date. The proposed amendments, if adopted and operative, will eliminate substantially all of the covenants in the Golden Sky DBS notes indenture other than the covenants to pay interest on and principal of the Golden Sky DBS notes when due and the obligations to repurchase notes upon a change of control. See Prospectus Summary
- Comparison of Golden Sky Notes and Pegasus Satellite Notes and Risk Factors-- Risk of Investing in the Pegasus Satellite Notes - Failure To Exchange Golden Sky Notes Could Adversely Affect Your Investment. The following are summaries of the proposed amendments. For more complete information regarding the Golden Sky DBS notes indenture, you should consult the Golden Sky DBS notes indenture and the supplemental indenture, which will be provided by Pegasus Satellite upon any Golden Sky DBS note holder's request.

         The proposed amendments to the Golden Sky DBS notes indenture would eliminate covenants that currently impose the following requirements and prohibitions on Golden Sky DBS, certain of Golden Sky DBS's subsidiaries, or all of them:

         o a prohibition against entering into a transaction with an affiliate unless the terms of the transactions are set forth in writing and are fair and reasonable to Golden Sky DBS or the applicable subsidiary;

         o a prohibition against the incurrence of debt or the issuance of certain equity interests by Golden Sky DBS, other than certain permitted indebtedness;

         o a prohibition against the incurrence of debt or the issuance of certain equity interests by Golden Sky Systems or other restricted subsidiaries of Golden Sky DBS, except for certain permitted indebtedness, unless after doing so, Golden Sky DBS would have a debt to operating cash flow ratio of not more than 6.5 to 1.0;

         o all restrictions on declaring or paying dividends on equity interests of Golden Sky DBS or its subsidiaries, acquiring such equity interests, purchasing or redeeming subordinated indebtedness, or making investments;

         o a prohibition on the issuance of preferred stock by certain subsidiaries of Golden Sky DBS;

         o a requirement to maintain corporate existence;

         o a requirement to pay material taxes and claims that may give rise to liens before such taxes and claims become delinquent;

         o a requirement to notify the Golden Sky DBS notes trustee of any default under any indebtedness;

         o a requirement to maintain properties in normal condition, repair and working order, and to keep them insured;

         o a requirement to deliver an officer's certificate to the trustee after the end of each fiscal year certifying as to the compliance by Golden Sky DBS with the covenants, conditions and obligations required by the indenture and stating whether or not there is any default under the Golden Sky DBS notes;

         o a requirement to furnish to each holder of Golden Sky DBS notes and to file with the indenture trustee the information required by annual, quarterly and other reports that would have been required if Golden Sky DBS were required to file such reports with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act of 1934, whether or not Golden Sky DBS is subject to those sections;

         o a prohibition against allowing any restriction on the ability of certain subsidiaries to pay dividends, make loans, or transfer property to Golden Sky DBS;

         o a prohibition against designating subsidiaries as "unrestricted subsidiaries" unless certain conditions are met;

         o all restrictions on liens against properties or assets;

         o a requirement, in the event Golden Sky DBS or certain of its subsidiaries sell assets, to follow rules regarding the amount and type of consideration received and the timing and object of the application of proceeds from the sale;

         o all restrictions on the guarantee by certain subsidiaries of Golden Sky DBS of indebtedness of Golden Sky DBS or other subsidiaries;

         o all restrictions on the nature of the business that Golden Sky DBS or its subsidiaries may conduct; and

         o a requirement that Golden Sky DBS maintain an office or agency in Manhattan, New York City, where the Golden Sky DBS notes may be presented for transfer, exchange, payment or the receipt of notices and demands.

         The definitions relating solely to the eliminated covenants will be eliminated. Certain other sections of the Golden Sky DBS notes indenture may be amended to reflect the elimination of the foregoing covenants.

         The proposed amendments would not eliminate covenants that currently require Golden Sky DBS, certain of Golden Sky DBS's subsidiaries, or all of them, to do the following:

         o pay principal and interest on the Golden Sky DBS notes in the manner provided in the notes; and

         o offer to purchase the Golden Sky DBS notes in the event of a change of control or certain asset sales.

         The proposed amendments would also eliminate provisions making it an event of default under the Golden Sky DBS notes indenture if a default occurs under other indebtedness of Golden Sky DBS or its subsidiaries, or if certain court judgments, orders or decrees are entered against Golden Sky DBS or its subsidiaries and not dismissed.

         The proposed amendments to the Golden Sky DBS notes indenture would also allow Golden Sky DBS to merge into or consolidate with or dispose of its assets to another entity without meeting a certain debt to operating cash flow ratio on a pro forma basis, and without structuring the transaction as a non-taxable event for holders of the Golden Sky DBS notes.

         In addition, substantially all of the conditions to legal and covenant defeasance would be eliminated, including the condition that Golden Sky DBS must deliver to the trustee an opinion of counsel confirming that holders of Golden Sky DBS notes will not recognize income, gain or loss for federal income tax purposes as a result of defeasance.

         As a result of the proposed amendments, the only remaining conditions to legal or covenant defeasance would be that:

         o Golden Sky DBS irrevocably deposit with the trustee under the Golden Sky DBS notes indenture for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government securities, or a combination thereof, in amounts sufficient to pay principal or premium, if any, and interest and liquidation damages on the non-tendered notes on the stated payment or redemption date; and

         o Golden Sky DBS shall deliver an officer's certificate and an opinion of counsel to the trustee, each stating that all conditions precedent to the legal or covenant defeasance shall have been satisfied.

         A defeasance of Golden Sky DBS notes will probably constitute a taxable event for holders who do not tender their notes. Accordingly, each non-tendering holder would probably recognize gain or loss. See Certain Federal Income Tax Considerations - Consequences to Non-Tendering Owners.

         The proposed amendments for the Golden Sky DBS notes require the consent of holders of a majority in aggregate principal amount at maturity of the Golden Sky DBS notes. In addition, in order for any of the proposed amendments to become effective, a supplemental indenture amending the Golden Sky DBS notes indenture must be executed by Golden Sky DBS and the trustee. See The Exchange Offers and Consent Solicitations - Conditions of the Exchange Offers and Consent Solicitations and Prospectus Summary - Comparison of Golden Sky Notes and Pegasus Satellite Notes. In addition, the consents are subject to a number of conditions. These are discussed above in The Exchange Offers and Consent Solicitations - Conditions of the Exchange Offers and Consent Solicitations.

         If the proposed amendments become effective:

         o the trustee under the Golden Sky DBS notes indenture, as soon as practicable, will transmit a notice describing the amendments to the indenture to all registered holders of Golden Sky DBS notes which remain outstanding; and

         o non-tendering holders will hold their Golden Sky DBS notes under the Golden Sky DBS notes indenture, as amended by the proposed amendments, whether or not that holder consented to the proposed amendments.

         Consents given by holders of Golden Sky DBS notes tendered but rejected by Pegasus Satellite pursuant to an exchange offer will not be counted for the purpose of determining whether the requisite consents have been obtained.

         Only a registered holder can effectively deliver a consent to the proposed amendments. Under the terms of the Golden Sky DBS notes indenture, subsequent transfers of Golden Sky DBS notes on the applicable security register for such Golden Sky DBS notes will not have the effect of revoking any consent previously given by the registered holder of such Golden Sky DBS notes. Such consents will remain valid unless revoked by the transferee holder in accordance with the procedures described herein under the heading The Exchange Offers and Consent Solicitations - Withdrawal of Tenders and Revocation of Consents.

                Description of the Pegasus Satellite Senior Notes

         You can find the definition of certain terms used in this description under the subheading -- Certain Definitions. In this description, the word "Pegasus Satellite" refers only to Pegasus Satellite Communications, Inc., and not to any of its subsidiaries.

         Pegasus Satellite will issue the Pegasus Satellite senior notes under an indenture between itself and First Union National Bank, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

         The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of these notes. Copies of the proposed form of indenture will be made available to prospective investors as set forth under the caption Prospectus Summary - Comparison of Golden Sky Notes and Pegasus Satellite Notes.

Brief Description of the Notes

         The Pegasus Satellite senior notes will rank senior in right of payment to all subordinated indebtedness of Pegasus Satellite and will rank equally in right of payment with all senior unsecured indebtedness of Pegasus Satellite, and senior to the Pegasus Satellite senior subordinated discount notes offered by this prospectus.

         Substantially all operations of Pegasus Satellite are conducted through its subsidiaries and, therefore, Pegasus Satellite is dependent upon the cash flow of its subsidiaries to meet its obligations, including its obligations under the Pegasus Satellite senior notes. On the date of issuance of the notes, none of Pegasus Satellite's subsidiaries will guarantee the Pegasus Satellite senior notes. Any right of Pegasus Satellite to receive assets of any of its subsidiaries that do not guarantee the Pegasus Satellite senior notes will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors.

Principal, Maturity and Interest

         The total principal amount of the Pegasus Satellite senior notes will be a maximum of $195.0 million. Pegasus Satellite will issue the notes in denominations and integral multiples of $1,000. The notes will mature on August 1, 2006.

         Interest on these notes will accrue at the rate of 12-3/8% per annum and will be payable semi-annually in arrears on August 1 and February 1, commencing on August 1, 2001, to holders of record on the immediately preceding July 15 and January 15, respectively.

         Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Methods of Receiving Payments on the Notes

         If a holder gives wire instructions to Pegasus Satellite, Pegasus Satellite will wire all principal of, premium, if any, and interest on the notes in accordance with the holder's instructions. All other payments of principal of, premium, if any, and interest on the notes will be payable at the office or agency of Pegasus Satellite maintained for such purpose within the City and State of New York. At the option of Pegasus Satellite, payment of interest may be made by check mailed to the holders of the notes. Until otherwise designated by Pegasus Satellite, Pegasus Satellite's office or agency in New York will be the office of the trustee maintained for such purpose.

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
Optional Redemption

         The Pegasus Satellite senior notes will not be redeemable at Pegasus Satellite's option prior to August 1, 2003. The notes may be redeemed, in whole or in part, at the option of Pegasus Satellite on or after August 1, 2003, at the redemption prices specified below (expressed as percentages of principal amount), in each case, together with accrued and unpaid interest on the notes to the date of redemption, upon not less than 30 nor more than 60 days' notice, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

                                                           Redemption
         Year                                                 Price
         ----                                                -------

         2003.......................................          112%
         2004.......................................          110%
         2005 and thereafter........................          108%

         Notwithstanding the foregoing, prior to August 1, 2001, Pegasus Satellite may, on any one or more occasions, use the net proceeds of one or more offerings of its Capital Stock to redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 112.375% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the date of redemption; provided that:

         (1) after any such redemption, the aggregate principal amount of the notes outstanding (excluding notes held by Pegasus Satellite and its subsidiaries) must equal at least 65% of the notes issued in the exchange offer; and

         (2) any such redemption shall occur within 90 days of the date of closing of such offering of Capital Stock of Pegasus Satellite.

Selection and Notice

         If less than all of the Pegasus Satellite senior notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

         (1) if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or


         (2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

         No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

         If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount that is to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

         Pegasus Satellite is not required to make mandatory redemption or sinking fund payments with respect to the Pegasus Satellite senior notes.

Repurchase at the Option of Holders

         Change of Control

         Upon the occurrence of a Change of Control, each holder of Pegasus Satellite senior notes will have the right to require Pegasus Satellite to repurchase all or any part (but not, in the case of any holder requiring Pegasus Satellite to purchase less than all of the notes held by such holder, any note in principal amount less than $1,000) of such holder's notes pursuant to a Change of Control Offer at an offer price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest to the date of purchase. Within ten days following any Change of Control, Pegasus Satellite will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice. Pegasus Satellite will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

         On the Change of Control Payment Date, Pegasus Satellite will, to the extent lawful:

         (1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

         (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

         (3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes being purchased by Pegasus Satellite.

         The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. Pegasus Satellite will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Pegasus Satellite repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

         The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Pegasus Satellite and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Pegasus Satellite to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Pegasus Satellite and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

         The publicly-held debt securities and bank credit facilities of Pegasus Satellite's subsidiaries restrict them from paying dividends or making other distributions to Pegasus Satellite. Thus, if a Change of Control occurs, Pegasus Satellite could seek the consent of its subsidiaries' lenders to provide funds to Pegasus Satellite for the purchase of the notes or could attempt to refinance the borrowings that contain such restrictions. If Pegasus Satellite does not obtain such a consent or repay such borrowings, it will likely not have the financial resources to purchase the notes, and its subsidiaries will be restricted in paying dividends to Pegasus Satellite for the purpose of such purchase. In any event, we cannot assure you that Pegasus Satellite's subsidiaries will have the resources available to make any such dividend or distribution. In addition, any future credit agreements or other agreements relating to indebtedness to which Pegasus Satellite becomes a party may prohibit it from purchasing any notes before their maturity, and may also provide that certain Change of Control events with respect to Pegasus Satellite would constitute a default under these agreements. If a Change of Control occurs at a time when Pegasus Satellite is prohibited from purchasing notes, it could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Pegasus Satellite does not obtain such a consent or repay such borrowings, it will remain prohibited from purchasing the notes. If this happens, Pegasus Satellite's failure to purchase tendered notes would constitute an event of default under the indenture.

         Pegasus Satellite will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Pegasus Satellite and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Asset Sales

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

         (1) Pegasus Satellite (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair value (evidenced by a resolution of the board of directors set forth in an Officers' Certificate delivered to the trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

         (2) at least 85% of the consideration therefor received by Pegasus Satellite or such Restricted Subsidiary is in the form of cash; provided that the following amount shall be treated as cash for purposes of this provision:

             (a) any liabilities (as shown on Pegasus Satellite's or such
                 Restricted Subsidiary's most recent balance sheet or in the notes thereto) of Pegasus Satellite or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes or any guarantee of the notes) that are assumed by the transferee of any such assets; and

             (b) any securities, notes or other obligations received by Pegasus
                 Satellite or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by Pegasus Satellite or such Restricted Subsidiary into cash (to the extent of the cash received).

         Notwithstanding the foregoing, Pegasus Satellite and its Restricted Subsidiaries may engage in Asset Swaps (which shall not be deemed to be Asset Sales for purposes of this covenant); provided that, immediately after giving effect to such Asset Swap, Pegasus Satellite would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Indebtedness to Adjusted Operating Cash Flow Ratio set forth in the first paragraph of the covenant described under the caption Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock.

         Within 180 days after the receipt of any Net Proceeds from an Asset Sale, Pegasus Satellite or the applicable Restricted Subsidiary may, at its option, apply such Net Proceeds:

         (1) to permanently reduce Indebtedness outstanding pursuant to any Bank Facility (and to permanently reduce the commitments thereunder by a corresponding amount);

         (2) to permanently reduce Indebtedness of any of Pegasus Satellite's Restricted Subsidiaries; or

         (3) to the acquisition by Pegasus Satellite or any of its Restricted Subsidiaries of another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in a Permitted Business; provided, however, that if Pegasus Satellite or any Restricted Subsidiary enters into a legally binding agreement with an entity that is not an Affiliate of Pegasus Satellite to reinvest such Net Proceeds in accordance with this clause (3) within 180 days after the receipt thereof, the provisions of this covenant will be satisfied so long as such binding agreement is consummated within one year after the receipt of such Net Proceeds.

         If any such legally binding agreement to reinvest such Net Proceeds is terminated, then Pegasus Satellite may, within 360 days of such Asset Sale, apply such Net Proceeds as provided in clauses (1), (2) or (3) above (without regard to the proviso contained in clause (3) above).

         Pending the final application of any such Net Proceeds, Pegasus Satellite or the applicable Restricted Subsidiary may temporarily reduce Indebtedness pursuant to any Bank Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture. A reduction of Indebtedness pursuant to any Bank Facility is not permanent for purposes of clause (1) above if an amount equal to the amount of such reduction is reborrowed and used to make an acquisition described in clause (3) above within the time period specified in this covenant. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute Excess Proceeds.

         Within five days of each date on which the aggregate amount of Excess Proceeds exceeds $10.0 million, Pegasus Satellite will be required to make an Asset Sale Offer to all holders of Pegasus Satellite senior notes and the holders of Pari Passu Debt, to the extent required by the terms thereof to purchase the maximum principal amount of notes and Pari Passu Debt that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of principal amount plus, in each case, accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the indenture or the agreements governing Pari Passu Debt, as applicable; provided, however, that Pegasus Satellite may only purchase Pari Passu Debt in an Asset Sale Offer that was issued pursuant to an indenture having a provision substantially similar to the Asset Sale Offer provision contained in the indenture for the Pegasus Satellite senior notes. To the extent that the aggregate amount of notes and Pari Passu Debt tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, Pegasus Satellite may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes and Pari Passu Debt surrendered exceeds the amount of Excess Proceeds, the trustee shall select the notes and Pari Passu Debt to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

Certain Covenants

         Restricted Payments

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

         (1) declare or pay any dividend or make any other payment or distribution on account of Pegasus Satellite's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Pegasus Satellite) or on account of any Qualified Subsidiary Stock or make any payment or distribution (other than compensation paid to, or reimbursement of expenses of, employees in the ordinary course of business) to or for the benefit of the direct or indirect holders of Pegasus Satellite's Equity Interests or the direct or indirect holders of any Qualified Subsidiary Stock in their capacities as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Pegasus Satellite or additional shares of such Qualified Subsidiary Stock);

         (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Pegasus Satellite or any direct or indirect parent of Pegasus Satellite (other than any such Equity Interests owned by Pegasus Satellite or any of its Restricted Subsidiaries);

         (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at Stated Maturity;

         (4) forgive any loan or advance to or other obligation of any Affiliate of Pegasus Satellite (other than a loan or advance to or other obligations of a Wholly Owned Restricted Subsidiary of Pegasus Satellite) which at the time it was made was not a Restricted Payment; or

         (5) make any Restricted Investment (all such payments and other actions set forth in this clause and clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and immediately after giving effect to such Restricted
Payment:

         (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

         (2) Pegasus Satellite would be permitted to incur $1.00 of additional Indebtedness pursuant to the Indebtedness to Adjusted Operating Cash Flow Ratio described in the first paragraph of the covenant described under the caption --Incurrence of Indebtedness and Issuance of Preferred Stock; and

         (3) such Restricted Payment, together with the aggregate of all other Restricted Payments made by Pegasus Satellite and its Restricted Subsidiaries after November 30, 1998 (excluding Restricted Payments permitted by clauses (2) and (3) of the next succeeding paragraph, is less than the sum of, without duplication:

             (a) an amount equal to the Cumulative Operating Cash Flow for the period (taken as one accounting period) from the beginning of the first full month commencing after November 30, 1998 to the end of Pegasus Satellite's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (the "Basket Period") less 1.4 times Pegasus Satellite's Cumulative Total Interest Expense for the Basket Period; plus

             (b) 100% of the aggregate net cash proceeds and, in the case of proceeds consisting of assets constituting or used in a Permitted Business, 100% of the fair market value of the aggregate net proceeds other than cash, received since November 30, 1998 by Pegasus Satellite as capital contributions to Pegasus Satellite (other than from a Subsidiary) or from the sale by Pegasus Satellite (other than to a Subsidiary) of its Equity Interests (other than Disqualified Stock); plus

             (c) to the extent that any Restricted Investment that was made after November 30, 1998 is sold for cash or otherwise liquidated or repaid for cash, the Net Proceeds received by Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite upon the sale, liquidation or repayment of such Restricted Investment; plus

             (d) to the extent that any Unrestricted Subsidiary is designated by
                 Pegasus Satellite as a Restricted Subsidiary, an amount equal to the fair market value of such Investment at the time of such designation; plus

             (e) 100% of any cash dividends and other cash distributions received by Pegasus Satellite from an Unrestricted Subsidiary; plus

             (f) $2.5 million.

The foregoing provisions shall not prohibit:

         (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

         (2) the redemption, repurchase, retirement or other acquisition of any Equity Interests or subordinated Indebtedness of Pegasus Satellite in exchange for, or out of the net proceeds of, the substantially concurrent sale (other than to a Subsidiary of Pegasus Satellite) of other Equity Interests of Pegasus Satellite (other than any Disqualified Stock); provided that the amount of any such net proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause
             (3)(b) of the preceding paragraph;

         (3) the defeasance, redemption or repurchase of Indebtedness with the proceeds of a substantially concurrent issuance of Permitted Refinancing Debt in accordance with the provisions of the covenant described under the caption --Incurrence of Indebtedness and Issuance of Preferred Stock;

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

         (4) the payment by Pegasus Satellite of advances under the Split Dollar Agreement in an amount not to exceed $250,000 in any four-quarter period;

         (5) the repurchase or redemption from employees of Pegasus Satellite and its Subsidiaries (other than the Principal) of Capital Stock of Pegasus Satellite in an amount not to exceed an aggregate of $5.0 million since November 30, 1998;

         (6) the payment of dividends on the Series A or Series B Preferred Stock in accordance with the terms thereof as in effect on the Settlement Date, provided, however, that cash dividends may not be paid on the Series A or Series B Preferred Stock pursuant to this clause (6) prior to July 1, 2002;

         (7) the issuance of Subordinated Exchange notes in exchange for shares of the Series A or Series B Preferred Stock; provided that such issuance is permitted by the covenant described below under the caption --Incurrence of Indebtedness and Issuance of Preferred Stock;

         (8) in the event that Pegasus Satellite elects to issue Subordinated Exchange Notes in exchange for Series A or Series B Preferred Stock, cash payments made in lieu of the issuance of Subordinated Exchange Notes having a face amount less than $1,000 and any cash payments representing accrued and unpaid dividends in respect of Series A or Series B Preferred Stock, not to exceed $100,000 in the aggregate in any fiscal year; and

         (9) cash payments made in lieu of the issuance of additional Subordinated Exchange Notes having a face amount less than $1,000 and any cash payments representing accrued and unpaid interest in respect of Subordinated Exchange Notes, not to exceed $100,000 in the aggregate in any fiscal year.

         The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Pegasus Satellite or the applicable Restricted Subsidiary, as the case may be, net of any liabilities proposed to be assumed by the transferee and novated pursuant to a written agreement releasing Pegasus Satellite and its subsidiaries. Not later than the date of making any Restricted Payment, Pegasus Satellite shall deliver to the trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon Pegasus Satellite's latest available financial statements.

         The board of directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default or an Event of Default. For purposes of making such determination, all outstanding Investments by Pegasus Satellite and its Restricted Subsidiaries in the subsidiary so designated shall be deemed to be Restricted Payments at the time of such designation (valued as set forth below) and shall reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments shall be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation shall only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary would otherwise meet the definition of an Unrestricted Subsidiary.

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         Incurrence of Indebtedness and Issuance of Preferred Stock

         The indenture will provide that Pegasus Satellite may not, and may not permit any of its subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and shall not, and shall not permit any Subsidiary Guarantor to, issue any Disqualified Stock and shall not permit any of its Restricted Subsidiaries that are not Subsidiary Guarantors to issue any shares of preferred stock (other than Qualified Subsidiary Stock); provided, however, that Pegasus Satellite or any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue shares of preferred stock (including Disqualified Stock) if, in each case, Pegasus Satellite's Indebtedness to Adjusted Operating Cash Flow Ratio as of the date on which such Indebtedness is incurred or such preferred stock or Disqualified Stock is issued would have been 7.0 to 1 or less, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, as of the date of such calculation and no Default or Event of Default would occur as a consequence thereof.

         The indenture will also provide that Pegasus Satellite will not, and will not permit any Subsidiary Guarantor to, incur any Indebtedness that is contractually subordinated to any other Indebtedness of Pegasus Satellite or of such Subsidiary Guarantor, as the case may be, unless such Indebtedness is also contractually subordinated to the notes or the subsidiary guarantee of such Subsidiary Guarantor, as the case may be, on substantially identical terms; provided, however, that no Indebtedness shall be deemed to be contractually subordinated to any other Indebtedness solely by virtue of being unsecured.

         The foregoing provisions shall not apply to (collectively, "Permitted Debt"):

         (1) the incurrence by Pegasus Satellite's Unrestricted Subsidiaries of Non-Recourse Debt or the issuance by such Unrestricted Subsidiaries of preferred stock; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary or any such preferred stock becomes preferred stock (other than Qualified Subsidiary Stock) of a Restricted Subsidiary, as the case may be, such event shall be deemed to constitute an incurrence of Indebtedness by, or an issuance of preferred stock (other than Qualified Subsidiary Stock) of, as the case may be, a Restricted Subsidiary of Pegasus Satellite;

         (2) the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Indebtedness pursuant to one or more Bank Facilities if the aggregate principal amount at any time outstanding incurred pursuant to this clause (2) does not exceed $50.0 million;

         (3) the incurrence by Pegasus Satellite and its Restricted Subsidiaries of the Existing Indebtedness;

         (4) the incurrence by Pegasus Satellite of Indebtedness under the Subordinated Exchange Notes to pay interest on outstanding Subordinated Exchange Notes;

         (5) Indebtedness under the notes and the subsidiary guarantees;

         (6) the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Pegasus Satellite and any of its Wholly Owned Restricted Subsidiaries; provided, however, that:

             (a) if Pegasus Satellite or a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes or the subsidiary guarantee of such Subsidiary Guarantor, as the case may be; and

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
             (b) any subsequent issuance or transfer of Equity Interests that result in any such Indebtedness being held by a Person other than Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite and any sale or other transfer of such Indebtedness to a Person that is not either Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Pegasus Satellite or such Restricted Subsidiary, as the case may be;

         (7) the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of Pegasus Satellite or such Restricted Subsidiary, in an aggregate principal amount not to exceed $7.5 million at any time outstanding, including all Permitted Refinancing Debt incurred pursuant to clause (8) below to refund, replace or refinance any Indebtedness incurred pursuant to this clause (7);

         (8) the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred;

         (9) the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Debt incurred pursuant to clause (8) above to refund, replace or refinance any Indebtedness incurred pursuant to this clause (9), not to exceed $7.5 million; and

         (10) the guarantee by Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite of Indebtedness of Pegasus Satellite or a Subsidiary of Pegasus Satellite that was permitted to be incurred by another provision of this covenant.

         For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above or is permitted to be incurred pursuant to the first paragraph of this covenant and also meets the criteria of one or more of the categories of Permitted Debt described in clauses (1) through (10) above, Pegasus Satellite shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and may from time to time reclassify such item of Indebtedness in any manner in which such item could be incurred at the time of such reclassification. For purposes of this paragraph, Indebtedness includes Disqualified Stock and preferred stock of Subsidiaries. Accrual of interest and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

         Limitation of Certain Subsidiary Indebtedness and Preferred Stock

         The indenture will provide that, notwithstanding any other provision of the indenture to the contrary, Pegasus Satellite will not permit any of its Restricted Subsidiaries to incur any Indebtedness (other than Eligible Indebtedness) or to issue any Disqualified Stock; provided that any Restricted Subsidiary that is a Subsidiary Guarantor may incur Indebtedness (whether or not such Indebtedness is Eligible Indebtedness) or issue Disqualified Stock if such incurrence or issuance is permitted under the covenant described above under the caption - Incurrence of Indebtedness and Issuance of Preferred Stock; provided further that, notwithstanding the immediately preceding proviso, in no event shall Pegasus Satellite permit any of its Restricted Subsidiaries to incur any Indebtedness represented by senior secured bonds or other senior secured securities, unless such Subsidiary is a Subsidiary Guarantor and its subsidiary guarantee is secured on an equal and ratable basis with such other senior secured bonds or senior secured securities.

         Liens

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

         Dividend and Other Payment Restrictions Affecting Subsidiaries

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

         (1) pay dividends or make any other distributions to Pegasus Satellite or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Pegasus Satellite or any of its Restricted Subsidiaries;

         (2) make loans or advances to Pegasus Satellite or any of its Restricted Subsidiaries; or

         (3) transfer any of its properties or assets to Pegasus Satellite or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

         (1) the terms of any Indebtedness permitted by the indenture to be incurred by any subsidiary of Pegasus Satellite; provided, that, any such Indebtedness permits the payment of cash dividends to Pegasus Satellite in an amount sufficient to enable Pegasus Satellite to make payments of:

             (a) interest required to be paid in respect of the Pegasus
                 Satellite senior notes;

             (b) interest required to be paid in respect of the 1997 Notes, the
                 1998 Notes, the 1999 Notes and the Pegasus Satellite senior subordinated discount notes; and

             (c) after July 1, 2002, dividends required to be paid in respect of the Series A Preferred Stock and interest required to be paid in respect of the Subordinated Exchange Notes, if issued,

             in each case, in accordance with the terms thereof (except during the continuance of a default or event of default under such other Indebtedness);

         (2) Existing Indebtedness or the PM&C Credit Facility, each as in effect on the Settlement Date;

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

         (3) the Pegasus Satellite subordinated discount notes offered by this prospectus, the 1997 Notes, the 1998 Notes and the 1999 Notes, and all the indentures, and any subsidiary guarantees, relating to any of those securities;

         (4) applicable law;

         (5) any instrument governing Indebtedness or Capital Stock of a Person acquired by Pegasus Satellite or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its subsidiaries, or the property or assets of the Person and its subsidiaries, so acquired;

         (6) by reason of customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business and consistent with past practices; or

         (7) any agreement for the sale of any subsidiary or its assets that restricts distributions by that subsidiary pending its sale.

         Merger, Consolidation or Sale of Assets

         The indenture will provide that Pegasus Satellite may not consolidate or merge with or into (whether or not Pegasus Satellite is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless:

         (1) Pegasus Satellite is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than Pegasus Satellite) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

         (2) the entity or Person formed by or surviving any such consolidation or merger (if other than Pegasus Satellite) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the Obligations of Pegasus Satellite under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

         (3) immediately after such transaction no Default or Event of Default exists;

         (4) Pegasus Satellite or the entity or Person formed by or surviving any such consolidation or merger (if other than Pegasus Satellite), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Indebtedness to Adjusted Operating Cash Flow Ratio set forth in the first paragraph of the covenant described under the caption --Incurrence of Indebtedness and Issuance of Preferred Stock; and

         (5) each Subsidiary Guarantor, if any, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its subsidiary guarantee shall apply to such Person's obligations under the indenture and the notes.

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

         Transactions with Affiliates

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

         (1) such Affiliate Transaction is on terms that are no less favorable to Pegasus Satellite or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Pegasus Satellite or such Restricted Subsidiary with an unrelated Person; and

         (2) Pegasus Satellite delivers to the trustee:

             (a) with respect to any Affiliate Transaction or series of related
                 Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the board of directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors and a majority of the Independent Directors; and

             (b) with respect to any Affiliate Transaction or series of related
                 Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to Pegasus Satellite or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing;

provided that Pegasus Satellite shall not, and shall not permit any of its Restricted Subsidiaries to, engage in any Affiliate Transaction involving aggregate consideration in excess of $1.0 million at any time that there is not at least one Independent Director on Pegasus Satellite's board of directors.

         The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

         (1) any employment agreement entered into by Pegasus Satellite or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Pegasus Satellite or such Restricted Subsidiary;

         (2) transactions between or among Pegasus Satellite and/or its Restricted Subsidiaries;

         (3) the payment of any dividend on, or the issuance of additional Subordinated Exchange Notes in exchange for, the Series A or Series B Preferred Stock, provided that such dividends are paid on a pro rata basis and the additional Subordinated Exchange Notes are issued in accordance with the Certificate of Designation; and

         (4) transactions permitted by the provisions of the covenant described under the caption --Restricted Payments.

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         Limitation on Issuances and Sales of Capital Stock of Wholly Owned
         Restricted Subsidiaries

         The indenture will provide that Pegasus Satellite:

         (1) will not, and will not permit any Wholly Owned Restricted Subsidiary of Pegasus Satellite to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Wholly Owned Restricted Subsidiary of Pegasus Satellite to any Person (other than Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite), unless:

             (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly Owned Restricted Subsidiary; and

             (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described under the caption --Repurchase at the Option of Holders--Asset Sales; and

         (2) shall not permit any Wholly Owned Restricted Subsidiary of Pegasus Satellite to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite.

         Subsidiary Guarantees

         The indenture will provide that Pegasus Satellite will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of Pegasus Satellite or any Indebtedness of any Subsidiary Guarantor (in each case, the "Guaranteed Debt;" Pegasus Satellite or the Subsidiary Guarantor that is primarily liable on the Guaranteed Debt being the "Obligor") unless:

         (1) if such Restricted Subsidiary is not a Subsidiary Guarantor, such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture in form and substance reasonably satisfactory to the trustee providing for a guarantee of payment of the notes by such Restricted Subsidiary;

         (2) if the Guaranteed Debt is by its express terms subordinated in right of payment to the notes or the subsidiary guarantee of such Obligor, any such guarantee of such Subsidiary Guarantor with respect to the Guaranteed Debt shall be subordinated in right of payment to such Subsidiary Guarantor's subsidiary guarantee with respect to the notes substantially to the same extent as the Guaranteed Debt is subordinated to the notes or the subsidiary guarantee of such Obligor;

         (3) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement indemnity or subrogation or any other rights against Pegasus Satellite or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its subsidiary guarantee; and

         (4) such Restricted Subsidiary shall deliver to the trustee an opinion of counsel to the effect that such subsidiary guarantee of the notes has been duly executed and authorized and such subsidiary guarantee of the notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

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
         The indenture will provide that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless:

         (1) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under its subsidiary guarantee pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee, under the notes and the indenture;

         (2) immediately after giving effect to such transaction no Default or Event of Default exists; and

         (3) Pegasus Satellite would be permitted to incur $1.00 of additional Indebtedness pursuant to the Indebtedness to Adjusted Operating Cash Flow Ratio described in the first paragraph of the covenant described above under the caption --Incurrence of Indebtedness and Issuance of Preferred Stock.

         The indenture will provide that in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligation under its subsidiary guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

         Any Subsidiary Guarantor that is designated as an Unrestricted Subsidiary in accordance with the terms of the indenture will be released and relieved of its obligations under its subsidiary guarantee for so long as such subsidiary is so designated.

         No Amendment to Subordination Provisions

         The indenture will provide that, without the consent of each holder of notes outstanding, Pegasus Satellite will not amend, modify or alter the Subordinated Exchange Note Indenture in any way that will:

         (1) increase the rate of or change the time for payment of interest on any Subordinated Exchange Notes;

         (2) increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any Subordinated Exchange Notes;

         (3) alter the redemption provisions or the price or terms at which Pegasus Satellite is required to offer to purchase such Subordinated Exchange Notes in a manner that would be adverse to any holder of notes; or

         (4) amend the provisions of Article 10 of the Subordinated Exchange
             Note Indenture (which relate to subordination).

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         Reports

         The indenture will provide that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Pegasus Satellite will furnish to the holders of Pegasus Satellite senior notes:

         (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Pegasus Satellite were required to file such forms, including Management's Discussion and Analysis of Financial Condition and Results of Operations and, with respect to the annual information only, a report thereon by Pegasus Satellite's certified independent accountants; and

         (2) all current reports that would be required to be filed with the SEC on Form 8-K if Pegasus Satellite were required to file such reports,

         in each case within the time periods specified in the SEC's rules and regulations.

         In addition, whether or not required by the rules and regulations of the SEC, Pegasus Satellite will file a copy of all such information and reports with the SEC for public availability within the time periods set forth in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition to the financial information required by the Exchange Act, each such quarterly and annual report shall be required to contain "summarized financial information" (as defined in Rule l-02(aa)(l) of Regulation S-X under the Exchange Act) showing Adjusted Operating Cash Flow for Pegasus Satellite and its Restricted Subsidiaries, on a consolidated basis, where Adjusted Operating Cash Flow for Pegasus Satellite is calculated in a manner consistent with the manner described under the definition of Adjusted Operating Cash Flow. The summarized financial information required pursuant to the preceding sentence may, at the election of Pegasus Satellite, be included in the footnotes to audited consolidated financial statements or unaudited quarterly financial statements of Pegasus Satellite and shall be as of the same dates and for the same periods as the consolidated financial statements of Pegasus Satellite and its subsidiaries required pursuant to the Exchange Act.

Events of Default and Remedies

         The indenture will provide that each of the following constitutes an Event of Default:

         (1) default by Pegasus Satellite in the payment of interest on the Pegasus Satellite senior notes when the same becomes due and payable and the default continues for a period of 30 days;

         (2) default by Pegasus Satellite in the payment of the principal of or premium, if any, on the Pegasus Satellite senior notes when the same becomes due and payable at maturity, upon redemption or otherwise;

         (3) failure by Pegasus Satellite or any subsidiary to comply with the provisions described under the captions --Repurchase at the Option of Holders--Change of Control, --Repurchase at the Option of Holders--Asset Sales, --Certain Covenants--Restricted Payments, --Certain
                  Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock or --Certain Covenants--Merger, Consolidation or Sale of Assets;

         (4) failure by Pegasus Satellite or any subsidiary for 60 days after notice to comply with any of its other agreements in the indenture or the Pegasus Satellite senior notes;

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         (5)      default under any mortgage, indenture or instrument under
                  which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Pegasus Satellite or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Pegasus Satellite or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or shall be created hereafter, which default:


                  (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

                  (b) results in the acceleration of such Indebtedness prior to its express maturity,


                  and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

         (6) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against Pegasus Satellite or any Restricted Subsidiary that would be a Significant Subsidiary and such judgment or judgments remain unpaid, undischarged or unstayed for a period of 60 days, provided that the aggregate of all such undischarged judgments exceeds $5.0 million;

         (7) certain events of bankruptcy or insolvency with respect to Pegasus Satellite, any Restricted Subsidiary that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

         (8) the termination of any subsidiary guarantee for any reason not permitted by the indenture, or the denial by any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor of such Subsidiary Guarantor's obligations under its respective subsidiary guarantee.

         If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Upon such declaration, the principal of, premium, if any, and accrued and unpaid interest on the notes shall be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Pegasus Satellite, any Restricted Subsidiary that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Pegasus Satellite with the intention of avoiding payment of the premium that Pegasus Satellite would have had to pay if Pegasus Satellite then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default


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


occurs prior to August 1, 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Pegasus Satellite with the intention of avoiding the prohibition on redemption of the notes prior to August 1, 2003, then the premium specified in the indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

         The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on the notes.

         Pegasus Satellite is required to deliver to the trustee annually a statement regarding compliance with the indenture, and is required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

         No director, officer, employee, incorporator or stockholder of Pegasus Satellite or any Subsidiary Guarantor, as such, shall have any liability for any obligations of Pegasus Satellite or the Subsidiary Guarantors under the notes, the subsidiary guarantees or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

         Pegasus Satellite may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Pegasus Satellite senior notes and have each Subsidiary Guarantor's obligation discharged with respect to its subsidiary guarantee ("Legal Defeasance") except for:

         (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

         (2) Pegasus Satellite's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and to hold money for security payments held in trust;

         (3) the rights, powers, trusts, duties and immunities of the trustee, and Pegasus Satellite's obligations in connection therewith; and

         (4)      the Legal Defeasance provisions of the indenture.

         In addition, Pegasus Satellite may, at its option and at any time, elect to have the obligations of Pegasus Satellite and each Subsidiary Guarantor released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Pegasus Satellite senior notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under - Events of Default and Remedies will no longer constitute an Event of Default with respect to the notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance:

         (1) Pegasus Satellite must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in United States Dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Pegasus Satellite must specify whether the notes are being defeased to maturity or to a particular redemption date;

         (2) in the case of Legal Defeasance, Pegasus Satellite shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that
                  (A) Pegasus Satellite has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

         (3) in the case of Covenant Defeasance, Pegasus Satellite shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

         (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (or greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws insofar as those apply to the deposit by Pegasus Satellite);

         (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Pegasus Satellite or any of its subsidiaries is a party or by which Pegasus Satellite or any of its subsidiaries is bound;

         (6) Pegasus Satellite must have delivered to the trustee an opinion of counsel to the effect that, as of the date of such opinion, (A) the trust funds will not be subject to rights of holders of Indebtedness other than the notes and (B) assuming no intervening bankruptcy of Pegasus Satellite between the date of deposit and the 91st day following the deposit and assuming no holder of notes is an insider of Pegasus Satellite, after the 91st day following the deposit, the trust funds will not be subject to the effects of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable United States or state law;

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


         (7) Pegasus Satellite must deliver to the trustee an Officers' Certificate stating that the deposit was not made by Pegasus Satellite with the intent of preferring the holders of notes over the other creditors of Pegasus Satellite with the intent of defeating, hindering, delaying or defrauding creditors of Pegasus Satellite or others; and

         (8) Pegasus Satellite must deliver to the trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

         A holder may transfer or exchange Pegasus Satellite senior notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Pegasus Satellite may require a holder to pay any taxes and fees required by law or permitted by the indenture. Pegasus Satellite is not required to transfer or exchange any note selected for redemption. Also, Pegasus Satellite is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

         The registered holder of a Pegasus Satellite note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

         Except as provided in the next two succeeding paragraphs, the indenture, the Pegasus Satellite senior notes or the subsidiary guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

         Without the consent of each holder affected, an amendment or waiver may not (with respect to any Pegasus Satellite senior notes held by a non-consenting holder):

         (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

         (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption --Repurchase at the Option of Holders);

         (3) reduce the rate of or change the time for payment of interest on any note;

         (4) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

         (5) make any note payable in money other than that stated in the notes;

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


         (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium, if any, or interest on the notes;

         (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption --Repurchase at the Option of Holders);

         (8) make any change in the foregoing amendment and waiver provisions; or

         (9) except as provided under the caption --Legal Defeasance and Covenant Defeasance or in accordance with the terms of the indenture or any subsidiary guarantee, release a Subsidiary Guarantor from its obligations under its subsidiary guarantee or make any change in a subsidiary guarantee that would adversely affect the holders of the notes.

         Notwithstanding the foregoing, without the consent of any holder of Pegasus Satellite senior notes, Pegasus Satellite, a Subsidiary Guarantor (with respect to a subsidiary guarantee or the indenture to which it is a party) and the trustee may amend or supplement the indenture, the notes or the subsidiary guarantees to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of Pegasus Satellite's or any Subsidiary Guarantor's obligations to holders of notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder, or to comply with requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act or to allow any Subsidiary Guarantor to guarantee the notes.

Concerning the Trustee

         The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Pegasus Satellite, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

         The holders of a majority in principal amount of the then outstanding Pegasus Satellite senior notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

         The Pegasus Satellite senior notes will be issued in fully registered, global form without coupons in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the Notes will be, deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the global note holder). The Pegasus Satellite senior notes will be so deposited and registered in the form of a global note.

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


         Except as set forth below, the global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global note may not be exchanged for notes in certificated form except in the limited circumstances described below. See Exchange of Book-Entry Note for Certificated Notes. Except in the limited circumstances described below, owners of beneficial interests in the global note will not be entitled to receive physical delivery of certificated notes (as defined below).

         Initially, the trustee will act as paying agent and registrar. The notes may be presented for registration of transfer and exchange at the offices of the registrar.

         Depository Procedures

         The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC from time to time. Pegasus Satellite takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

         DTC has advised Pegasus Satellite that it is a limited-purpose trust company created to hold securities for its participating organizations, who are called participants, and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. These are called indirect participants. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

         DTC has also advised Pegasus Satellite that, pursuant to procedures established by it, upon deposit of the global note, DTC will credit the accounts of participants with portions of the principal amount of the global note and ownership of such interests in the global note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global note).

         All interests in the global note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the global note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in the global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

         Except as described below, owners of interest in the global note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

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


         Payments in respect of the principal of, premium, if any, and interest on the global note will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Pegasus Satellite and the trustee will treat the persons in whose names the notes, including the global note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither Pegasus Satellite, the trustee nor any agent of Pegasus Satellite or the trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interest in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note or (ii) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants. DTC has advised Pegasus Satellite that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or Pegasus Satellite. Neither Pegasus Satellite nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and Pegasus Satellite and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

         Interests in the global note are expected to be eligible to trade in DTC's same-day funds settlement system and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See Same Day Settlement and Payment. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds.

         DTC has advised Pegasus Satellite that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global note and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended Note in certificated form, and to distribute such notes to its participants.

         Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global note among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither Pegasus Satellite nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing its operations.

         Exchange of Book-Entry Note for Certificated Notes

         The global note is exchangeable for definitive notes in registered certificated form called certificated notes if (i) DTC notifies Pegasus Satellite that it is unwilling or unable to continue as depositary for the global note and Pegasus Satellite thereupon fails to appoint a successor depositary or DTC has ceased to be a clearing agency registered under the Exchange Act, (ii) Pegasus Satellite, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to notes. In addition, beneficial interests in the global note may be exchanged for certificated notes upon request but only upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for the global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

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


Same Day Settlement and Payment

         The indenture will require that payments in respect of the notes represented by the global note (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the global note holder. With respect to notes in certificated form, Pegasus Satellite will make all payments of principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the global note are expected to be eligible to trade in DTC's same-day funds settlement system, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Pegasus Satellite expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Certain Definitions

         Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "1997 Indenture" means the indenture, dated as of October 21, 1997, between Pegasus Satellite and First Union National Bank, as trustee, governing the terms of the 1997 Notes.

         "1997 Notes" means Pegasus Satellite's 9-5/8% senior notes due 2005.

         "1997 Notes Subsidiary Guarantees" means the guarantees of Pegasus Satellite's payment obligations under the 1997 Indenture and the 1997 Notes, if and when executed by the Subsidiaries of Pegasus Satellite pursuant to the provisions of the 1997 Indenture.

         "1998 Indenture" means the indenture, dated as of November 30, 1998, between Pegasus Satellite and First Union National Bank, as trustee, governing the terms of the 1998 Notes.

         "1998 Notes" means Pegasus Satellite's 9-3/4% senior notes due 2006.

         "1998 Notes Subsidiary Guarantees" means the guarantees of Pegasus Satellite's payment obligations under the 1998 Indenture and the 1998 Notes, if and when executed by the subsidiaries of Pegasus Satellite pursuant to the provisions of the 1998 Indenture.

         "1999 Indenture" means the indenture, dated as of November 19, 1999, between Pegasus Satellite and First Union National Bank, as trustee, governing the terms of the 1999 Notes.


         "1999 Notes" means Pegasus Satellite's 12-1/2% senior notes due 2007.

         "1999 Notes Subsidiary Guarantees" means the guarantees of Pegasus Satellite's payment obligations under the 1999 Indenture and the 1999 Notes, if and when executed by the subsidiaries of Pegasus Satellite pursuant to the provisions of the 1999 Indenture.

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


         "Acquired Debt" means, with respect to any specified Person:

         (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a subsidiary of such specified Person; and

         (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

         "Adjusted Operating Cash Flow" means, for the four most recent fiscal quarters for which internal financial statements are available, Operating Cash Flow of such Person and its Restricted Subsidiaries less DBS Cash Flow for the most recent four-quarter period plus DBS Cash Flow for the most recent quarterly period, multiplied by four.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

         "Asset Sale" means:

         (1) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Pegasus Satellite and its subsidiaries taken as a whole will be governed by the provisions described above under the caption --Repurchase at the Option of Holders--Change of Control and/or the provisions described above under the caption --Certain Covenants--Merger, Consolidation or Sale of Assets and not by the provision of the Asset Sale covenant); and

         (2) the issue or sale by Pegasus Satellite or any of its Restricted Subsidiaries of Equity Interests of any of Pegasus Satellite's Restricted Subsidiaries, in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions that have a fair market value in excess of $1.0 million or for net proceeds in excess of $1.0 million.

         Notwithstanding the foregoing, the following transactions will not be deemed to be Asset Sales:

         (1) a transfer of assets by Pegasus Satellite to a Wholly Owned Restricted Subsidiary of Pegasus Satellite or by a Wholly Owned Restricted Subsidiary of Pegasus Satellite to Pegasus Satellite or to another Wholly Owned Restricted Subsidiary of Pegasus Satellite;

         (2) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary of Pegasus Satellite to Pegasus Satellite or to another Wholly Owned Restricted Subsidiary of Pegasus Satellite; and

         (3) a Restricted Payment that is permitted by the provisions of the covenant described above under the caption --Certain Covenants--Restricted Payments.

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         "Asset Swap" means an exchange of assets by Pegasus Satellite or a
Restricted Subsidiary of Pegasus Satellite for:

         (1)      one or more Permitted Businesses;

         (2) a controlling equity interest in any Person whose assets consist primarily of one or more Permitted Businesses; and/or

         (3) long-term assets that are used in a Permitted Business in a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code or any similar or successor provision of the Internal Revenue Code.

         "Bank Facilities" means, with respect to Pegasus Satellite or any of its Restricted Subsidiaries, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

         "Capital Stock" means:

         (1)      in the case of a corporation, corporate stock;

         (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

         (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

         (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

         "Cash Equivalents" means:

         (1)      United States dollars;

         (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;

         (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better;

         (4) repurchase obligations with a term of not more than seven days or on demand for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

         (5) commercial paper having the highest rating at acquisition obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition; and

         (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses
                  (1) through (5) of this definition.

         "Certificate of Designation" means (1) the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 12-3/4% Series A Cumulative Exchangeable Preferred Stock of Pegasus Satellite or
(2) the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 12-3/4% Series B Cumulative Exchangeable Preferred Stock of Pegasus Satellite.

         "Change of Control" means the occurrence of any of the following:

         (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Pegasus Satellite and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principal or his Related Parties;

         (2) the adoption of a plan relating to the liquidation or dissolution of Pegasus Satellite;

         (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that:

                  (a) any "person" (as defined above) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more of the Voting Stock (measured by voting power rather than number of shares) of Pegasus Satellite's parent company, Pegasus Communications Corporation, than is at the time beneficially owned (as defined above) by the Principal and his Related Parties in the aggregate;

                  (b) the Principal and his Related Parties collectively cease to beneficially own (as defined above) Voting Stock of Pegasus Communications having at least 30% of the combined voting power of all classes of Voting Stock of Pegasus Communications Corporation then outstanding; or

                  (c) the Principal and his Affiliates acquire, in the aggregate, beneficial ownership (as defined above) of more than 66-2/3% of the shares of Class A Common Stock of Pegasus Communications Corporation at the time outstanding;

                  (d) Pegasus Satellite ceases to be a subsidiary of Pegasus Communications; or

         (4) the first day on which a majority of the members of the board of directors of Pegasus Satellite are not Continuing Directors.

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


         "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

         (1) the Net Income (but not loss) of any Person that is not a subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof;

         (2) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

         (3) the cumulative effect of a change in accounting principles shall be excluded; and

         (4) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to Pegasus Satellite or one of its subsidiaries.

         "Continuing Directors" means, as of any date of determination, any member of the board of directors of Pegasus Satellite who was a member of such board of directors on the Settlement Date or was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

         "Cumulative Operating Cash Flow" means, as of any date of determination, Operating Cash Flow for Pegasus Satellite and its Restricted Subsidiaries for the period (taken as one accounting period) from the beginning of the first full month commencing after November 30, 1998 to the end of the most recently ended fiscal quarter for which internal financial statements are available at such date of determination, plus all cash dividends received by Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite from any Unrestricted Subsidiary of Pegasus Satellite or Wholly Owned Restricted Subsidiary of Pegasus Satellite to the extent that such dividends are not included in the calculation of permitted Restricted Payments under paragraph (3) of the covenant described under the caption --Certain Covenants--Restricted Payments by virtue of clause (c) of such paragraph.

         "Cumulative Total Interest Expense" means, with respect to Pegasus Satellite and its Restricted Subsidiaries, as of any date of determination, Total Interest Expense for the period (taken as one accounting period) from the beginning of the first full fiscal month commencing after November 30, 1998 to the end of the most recently ended fiscal quarter for which internal financial statements are available at such date of determination.

         "DBS Cash Flow" means income from operations (before depreciation, amortization and Non-Cash Incentive Compensation to the extent deducted in arriving at income from operations) for the Satellite Segment determined on a basis consistent with the segment data contained in Pegasus Satellite's consolidated audited financial statements.

         "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

         "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature unless, in any such case, the issuer's obligation to pay, purchase or redeem such Capital Stock is expressly conditioned on its ability to do so in compliance with the provisions of the covenant described under the caption --Certain Covenants--Restricted Payments, except that Pegasus Satellite's Series A and Series B Preferred Stock shall not be deemed to be Disqualified Stock under the indenture

         "Eligible Indebtedness" means any Indebtedness other than Indebtedness in the form of, or represented by, bonds or other securities or any guarantee thereof and Indebtedness which is, or may be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

         "Existing Credit Facilities" means the Golden Sky Credit Facility and the PM&C Credit Facility.

         "Existing Indebtedness" means all Indebtedness of Pegasus Satellite and its subsidiaries (including Indebtedness under the Existing Credit Facilities) in existence on the Settlement Date, until such amounts are repaid.

         "Fair market value" means, with respect to assets or aggregate net proceeds having a fair market value:

         (1) of less than $5.0 million, the fair market value of such assets or proceeds determined in good faith by the board of directors of Pegasus Satellite (including a majority of the Independent Directors thereof) and evidenced by a board resolution; and


         (2) equal to or in excess of $5.0 million, the fair market value of such assets or proceeds as determined by an investment banking firm of national standing,


provided that the fair market value of the assets purchased in an arm's-length transaction by an Affiliate of Pegasus Satellite (other than a Subsidiary) from a third party that is not also an Affiliate of Pegasus Satellite or such purchaser and contributed to Pegasus Satellite within five business days of the consummation of the acquisition of such assets by such Affiliate shall be deemed to be the aggregate consideration paid by such Affiliate (which may include the fair market value of any non-cash consideration to the extent that the valuation requirements of this definition are complied with as to any such non-cash consideration).

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Settlement Date.

         "Golden Sky Credit Facility" means the Amended and Restated Credit Agreement, dated as of July 7, 1997, and amended and restated as of May 8, 1998, by and among Golden Sky Holdings, Inc., Golden Sky Systems, Inc., various lenders, Banque Paribas, as syndication agent, Fleet National Bank, as administrative agent, and General Electric Capital Corporation, as documentation agent, as amended through the Settlement Date.

         "Government Securities" means direct obligations of, or obligations guaranteed by, the United States for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

         "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, co-borrowing arrangements, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

         (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

         (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

         "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of:

         (1)      borrowed money;

         (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

         (3)      banker's acceptances;

         (4)      representing any Capital Lease Obligations;

         (5) the balance deferred and unpaid of the purchase price of any property; or

         (6)      representing any Hedging Obligations,

except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person.

         The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

         The amount of any Indebtedness outstanding as of any date shall be:

         (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

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


         (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

         "Indebtedness to Adjusted Operating Cash Flow Ratio" means, as of any date of determination, the ratio of:

         (1) the aggregate principal amount of all outstanding Indebtedness of a Person and its Restricted Subsidiaries as of such date on a consolidated basis, plus the aggregate liquidation preference of all outstanding preferred stock of the Restricted Subsidiaries of such Person as of such date (excluding Qualified Subsidiary Stock and any such preferred stock held by such Person or a Wholly Owned Restricted Subsidiary of such Person), plus the aggregate liquidation preference or redemption amount of all Disqualified Stock of such Person (excluding any Disqualified Stock held by such Person or a Wholly Owned Restricted Subsidiary of such Person) as of such date to

         (2) Adjusted Operating Cash flow of such Person and its Restricted Subsidiaries for the most recent four-quarter period for which internal financial statements are available determined on a pro forma basis after giving effect to all acquisitions and dispositions of assets (notwithstanding clause (3) of the definition of Consolidated Net Income) (including, without limitation, Asset Swaps) made by such Person and its Restricted Subsidiaries since the beginning of such four-quarter period through such date as if such acquisitions and dispositions had occurred at the beginning of such four-quarter period.

         "Independent Director" means a member of the board of directors who is neither an officer nor an employee of Pegasus Satellite or any of its Affiliates.

         "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by Pegasus Satellite for consideration consisting of common equity securities, or preferred stock which is not Disqualified Stock, of Pegasus Satellite shall not be deemed to be an Investment.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

         "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

         (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or
                  (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

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


         (2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

         "Net Proceeds" means the aggregate cash proceeds received by Pegasus Satellite or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting, investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness in connection with such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

         "Non-Cash Incentive Compensation" means incentive compensation paid to any officer of Pegasus Satellite or any of its subsidiaries in the form of Class A Common Stock of Pegasus Communications or options to purchase Class A Common Stock of Pegasus Communications pursuant to the Pegasus Communications Restricted Stock Plan and the Pegasus Communications 1996 Stock Option Plan.

         "Non-Recourse Debt" means Indebtedness:

         (1) as to which neither Pegasus Satellite nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise) or (c) constitutes the lender; and

         (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

         (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Pegasus Satellite or any of its Restricted Subsidiaries.

         "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Operating Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period less all non-cash income for such period (excluding any such non-cash income to the extent it represents an accrual of cash income in any future period or amortization of cash income received in a prior period) and plus:

         (1) extraordinary net losses and net losses on sales of assets outside the ordinary course of business during such period, to the extent such losses were deducted in computing such Consolidated Net Income;

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


         (2) provision for taxes based on income or profits, to the extent such provision for taxes was included in computing such Consolidated Net Income, and any provision for taxes utilized in computing the net losses under clause (1) hereof;

         (3) consolidated interest expense of such Person and its subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income;

         (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income; and

         (5) Non-Cash Incentive Compensation to the extent such compensation expense was deducted in computing such Consolidated Net Income and to the extent not included in clause (4) of this definition.

         "Pari Passu Debt" means senior Indebtedness of Pegasus Satellite or any Subsidiary Guarantor permitted by the covenant described under the caption --Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," which ranks equally in right of payment with the notes or any subsidiary guarantee.

         "Permitted Businesses" means any media or communications business, including but not limited to, any broadcast television station, cable franchise or other business in the television broadcasting, cable or direct-to-home satellite television industries and any business reasonably related or ancillary to any of the foregoing businesses.

         "Permitted Investments" means:

         (1) any Investments in Pegasus Satellite or in a Wholly Owned Restricted Subsidiary of Pegasus Satellite;

         (2)      any Investments in Cash Equivalents;

         (3) Investments by Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite in a Person, if as a result of such Investment (a) such Person becomes a Wholly Owned Restricted Subsidiary of Pegasus Satellite or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite;

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


         (4) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the provisions of the covenant described under the caption --Repurchase at the Option of Holders--Asset Sales; and

         (5) other Investments made since the date of the indenture (measured as of the time made and without giving effect to subsequent changes in value) that do not exceed an amount equal to $15.0 million plus, to the extent any such Investments are sold for cash or are otherwise liquidated or repaid for cash, any gains less any losses realized on the disposition of such Investments.

         "Permitted Liens" means:

         (1) Liens securing term loans, revolving borrowings, letters of credit or other Obligations under any Bank Facility;

         (2) Liens securing Eligible Indebtedness of a subsidiary that was permitted to be incurred under the indenture;

         (3) Liens on property of a Person existing at the time such Person is merged into or consolidated with Pegasus Satellite or any subsidiary of Pegasus Satellite; provided that such Liens were not created in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite;

         (4) Liens on property existing at the time of acquisition thereof by Pegasus Satellite or any subsidiary of Pegasus Satellite; provided that such Liens were not created in contemplation of such acquisition;

         (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

         (6)      Liens existing on the Settlement Date;

         (7) Liens to secure Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations permitted by clause (7) of the third paragraph of the covenant described under the caption --Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock, covering only the assets acquired with such Indebtedness;

         (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

         (9) Liens incurred in the ordinary course of business of Pegasus Satellite or any subsidiary of Pegasus Satellite with respect to obligations that do not exceed $1.5 million at any one time outstanding;

         (10) Liens on deposits or Cash Equivalents made pursuant to legally binding agreements or non-binding letters of intent to acquire assets (or the Capital Stock of Persons owning such assets), in an amount not to exceed 10% of the purchase price of such assets or Capital Stock; provided that the assets to be acquired (or the Capital Stock of Persons owning such assets) will be owned by Pegasus Satellite or a Restricted Subsidiary of Pegasus Satellite upon consummation of the contemplated acquisition;

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


         (11) Liens encumbering deposits or Cash Equivalents made to secure obligations of Pegasus Satellite to repurchase Capital Stock of Pegasus Communications to secure obligations of employees of Pegasus Satellite or its affiliates in an aggregate amount not to exceed $5.0 million at any time outstanding; and

         (12) Liens on assets of or Equity Interests in Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries.

         "Permitted Refinancing Debt" means any Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries; provided that:

         (1) the principal amount of (or accreted value, if applicable) such Permitted Refinancing Debt does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus (a) the amount of reasonable expenses incurred in connection therewith and
                  (b) the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such refinancing or deemed by Pegasus Satellite or such Restricted Subsidiary necessary to be paid in order to effectuate such refinancing);

         (2) such Permitted Refinancing Debt has a final maturity date not earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

         (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Debt has a final maturity date later than the final maturity date of the notes, and is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

         (4) such Indebtedness is incurred either by Pegasus Satellite or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

         (5) if such Permitted Refinancing Debt is incurred by a Restricted Subsidiary that is not a Subsidiary Guarantor, such Permitted Refinancing Debt constitutes Eligible Indebtedness.

         "PM&C" means Pegasus Media & Communications, Inc., a Delaware corporation and a direct Subsidiary of Pegasus Satellite.

         "PM&C Credit Facility" means the First Amended and Restated Credit Agreement, dated as of January 14, 2000, by and among PM&C, the several lenders from time to time party thereto, Bankers Trust Company, as administrative agent for such lenders, and certain other agents, as amended through the Settlement Date.


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


         "PM&C Notes" means PM&C's 12-1/2% Series B Senior Subordinated Notes due 2005.

         "Principal" means Marshall W. Pagon.

         "Qualified Subsidiary Stock" means Capital Stock of a subsidiary of Pegasus Satellite which by its terms:

         (1) does not mature, or is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, and is not redeemable at the option of the holder thereof, in whole or in part, prior to August 1, 2007 (in each case, whether automatically or upon the happening of any event) (unless, in any such case, the issuer's obligation to pay, purchase or redeem such Capital Stock is expressly conditioned on its ability to do so in compliance with the provisions of the covenant described under the caption --Certain Covenants--Restricted Payments);

         (2) is automatically exchangeable into shares of Capital Stock of Pegasus Satellite that is not Disqualified Stock upon the earlier to occur of (a) the occurrence of an Event of Default and (b) August 1, 2005;

         (3)      has no voting or remedial rights; and

         (4) does not permit the payment of cash dividends prior to August 1, 2006 (unless, in the case of this clause (4), the issuer's ability to pay cash dividends is expressly conditioned on its ability to do so in compliance with the provisions of the covenant described under the caption --Certain Covenants--Restricted Payments).

         "Related Party" with respect to the Principal means:

         (1)      any immediate family member of the Principal; or

         (2) any trust, corporation, partnership or other entity, more than 50% of the voting equity interests of which are owned directly or indirectly by, and which is controlled by, the Principal and/or such other Persons referred to in the immediately preceding clause (1).

         For purposes of this definition:

         (1) "immediate family member" means spouse, parent, step-parent, child, sibling or step-sibling; and

         (2) "control" has the meaning specified in the definition of Affiliate.

         In addition, the Principal's estate shall be deemed to be a Related Party until such time as such estate is distributed in accordance with the Principal's will or applicable state law.

         "Restricted Investment" means an Investment other than a Permitted Investment.

         "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

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
         "Satellite Segment" means the business involved in the marketing of video and audio programming and data information services through transmission media consisting of space-based satellite broadcasting services, the assets related to the conduct of such business held by Pegasus Satellite and its Restricted Subsidiaries on the Settlement Date, plus all other assets acquired by Pegasus Satellite or any of its Restricted Subsidiaries that are directly related to such business (excluding, without limitation, the terrestrial television broadcasting business and the assets related thereto and the cable television business and the assets related thereto); provided that any assets acquired by Pegasus Satellite or any of its Restricted Subsidiaries after the Settlement Date that are not directly related to such business shall not be included for purposes of this definition.

         "Series A Preferred Stock" means Pegasus Satellite's 12-3/4% Series A Cumulative Exchangeable Preferred Stock.

         "Series B Preferred Stock" means Pegasus Satellite's 12-3/4% Series B Cumulative Exchangeable Preferred Stock.

         "Settlement Date" means the date on which the notes are issued under the Indenture.

         "Significant Subsidiary" means any subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Settlement Date.

         "Split Dollar Agreement" means the Split Dollar Agreement between Pegasus Satellite and Nicholas A. Pagon, Holly T. Pagon and Michael B. Jordan, as trustees of an insurance trust established by Marshall W. Pagon, as in effect on the Settlement Date.

         "Stated Maturity" means, with respect to any interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

         "Subordinated Exchange Note Indenture" means, collectively, the indentures filed as exhibits to the Certificates of Designation which would govern the Subordinated Exchange Notes, if issued, as the same may be amended, but without giving effect to any amendment that materially alters the economic terms thereof.

         "Subordinated Exchange Notes" means Pegasus Satellite's 12-3/4% Senior Subordinated Exchange Notes due 2007 issuable pursuant to the Subordinated Exchange Note Indenture in exchange for Pegasus Satellite's Series A or Series B Preferred Stock.

         "Subsidiary" means, with respect to any Person:

         (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof); and

         (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or of one or more subsidiaries of such Person (or any combination thereof).

         "Subsidiary Guarantor" means any Restricted Subsidiary that shall have guaranteed, pursuant to a supplemental indenture and the requirements therefor set forth in the indenture, the payment of all principal of, and interest and premium, if any, on, the notes and all other amounts payable under the notes or the indenture, which guarantee shall rank equally with or senior to all Indebtedness of such Restricted Subsidiary.

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


         "Total Interest Expense" means, with respect to any Person for any period, the sum of:

         (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations); and

         (2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, to the extent such amounts are not included in clause
                  (1) of this definition; and

         (3) any interest expense for such period on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets (other than Equity Interests in Unrestricted Subsidiaries securing Indebtedness of Unrestricted Subsidiaries) of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); and

         (4) all cash dividend payments during such period on any series of preferred stock of a Restricted Subsidiary of such Person.

         "Unrestricted Subsidiary" means any subsidiary that is designated by the board of directors as an Unrestricted Subsidiary pursuant to a board resolution; but only to the extent that such subsidiary:

         (1)      has no Indebtedness other than Non-Recourse Debt;

         (2) is not party to any agreement, contract, arrangement or understanding with Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Pegasus Satellite or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Pegasus Satellite;

         (3) is a Person with respect to which neither Pegasus Satellite nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such person's financial condition or to cause such Person to achieve any specified levels of operating results;

         (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries; and

         (5) has at least one executive officer that is not a director or executive officer of Pegasus Satellite or any of its Restricted Subsidiaries.

         Any such designation made by the board of directors at a time when any notes are outstanding shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the provisions of the covenant described under the caption--Certain Covenants--Restricted

Payments. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Pegasus Satellite as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the provisions of the covenant described under the caption --Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock (treating such subsidiary as a Restricted Subsidiary for such purpose for the period relevant to such covenant), Pegasus Satellite shall be in default of such covenant); provided, however, that in the event an Unrestricted Subsidiary ceases to meet the requirement set forth in clause (5) of this definition, such Unrestricted Subsidiary shall have 60 days to meet such requirement before such Unrestricted Subsidiary shall cease to be an Unrestricted Subsidiary. The board of directors of Pegasus Satellite may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Pegasus Satellite of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall be permitted only if (1) such Indebtedness is permitted under the covenant described under the provisions of the covenant described under the caption --Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock (treating such Subsidiary as a Restricted Subsidiary for such purpose for the period relevant to such covenant) and (2) no Default or Event of Default would be in existence following such designation.

         "Voting Stock" means with respect to any specified Person, Capital Stock with voting power, under ordinary circumstances and without regard to the occurrence of any contingency, to elect the directors or other managers or trustees of such Person.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

         (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

         (2)      the then outstanding principal amount of such Indebtedness.

         "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock (other than Qualified Subsidiary Stock) or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

     Description of the Pegasus Satellite Senior Subordinated Discount Notes

         You can find the definitions of certain terms used in this description under the subheading -- Certain Definitions. In this description, the word "Pegasus Satellite" refers only to Pegasus Satellite Communications, Inc., and not to any of its subsidiaries.

         Pegasus Satellite will issue the Pegasus Satellite subordinated discount notes under an indenture between itself and First Union National Bank, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

         The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of these notes. Copies of the proposed form of indenture will be made available to prospective investors as set forth under the caption Prospectus Summary - Comparison of Golden Sky Notes and Pegasus Satellite Notes.

Brief Description of the Notes

         The Pegasus Satellite subordinated discount notes will be general unsecured obligations of Pegasus Satellite and will be subordinated in right of payment to all Senior Debt of Pegasus Satellite, whether outstanding on the date of issuance of the notes or incurred later, including the Pegasus Satellite senior notes offered by this prospectus. The Pegasus Satellite subordinated discount notes will rank equally with the Subordinated Exchange Notes if and when issued in exchange for the Pegasus Satellite Series A or Series B Preferred Stock.

         Substantially all operations of Pegasus Satellite are conducted through its subsidiaries and, therefore, Pegasus Satellite is dependent upon the cash flow of its subsidiaries to meet its obligations, including its obligations under the Pegasus Satellite subordinated discount notes. On the date of issuance of the notes, none of Pegasus Satellite's subsidiaries will guarantee the Pegasus Satellite subordinated discount notes. Any right of Pegasus Satellite to receive assets of any of its subsidiaries that do not guarantee the Pegasus Satellite subordinated discount notes will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors.

Principal, Maturity and Interest

         The total principal amount at maturity of the Pegasus Satellite subordinated discount notes will be a maximum of $193.1 million. Pegasus Satellite will issue the notes in denominations and integral multiples of $1,000 principal amount payable at maturity. The notes will mature on March 1, 2007.

         Cash interest will not accrue or be payable on the notes prior to March 1, 2004. After that date, cash interest on the notes will accrue at a rate of 13-1/2% per year and will be payable semi-annually in arrears on each March 1 and September 1, commencing on September 1, 2004, to the holders of record of the notes at the close of business on the February 15 and August 15, immediately preceding the relevant interest payment date. Cash interest will accrue from the most recent interest payment date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from March 1, 2004. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Golden Sky DBS notes were issued at a substantial discount from their principal amount at maturity and generated gross proceeds to Golden Sky DBS of $100,048,972. Based on the issue price of the outstanding Golden Sky DBS notes, the yield to maturity of the notes is 13-1/2%, calculated on a semi-annual bond equivalent basis, from February 19, 1999, the original issue date of the Golden Sky notes.

Subordination

         The payment of principal of, premium, if any, and interest on the Pegasus Satellite subordinated discount notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the indenture or thereafter incurred.

         Upon any distribution to creditors of Pegasus Satellite in a liquidation or dissolution of Pegasus Satellite or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Pegasus or its property, an assignment for the benefit of creditors or any marshalling of Pegasus Satellite's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before the holders of the Pegasus Satellite subordinated discount notes will be entitled to receive any payment with respect to the notes, and until all obligations with respect to Senior Debt are paid in full, any distribution to which the holders of notes would be entitled shall be made to the holders of Senior Debt (except that holders of notes may receive securities that are subordinated at least to the same extent as the notes to Senior Debt and any securities issued in exchange for Senior Debt and payments made from the trust described under -- Legal Defeasance and Covenant Defeasance).

         Pegasus Satellite may not make any payment upon or in respect of the Pegasus Satellite subordinated discount notes (except in such subordinated securities or from the trust described under --Legal Defeasance and Covenant Defeasance) if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to the Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the trustee receives a notice of such default (called a payment blockage notice) from Pegasus Satellite or the holders of any Designated Senior Debt. Payments on the notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable payment blockage notice is received, unless maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until (i) 360 days have elapsed since the effectiveness of the immediately prior payment blockage notice and (ii) all scheduled payments of principal, premium, if any, and interest on the notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or be made, the basis for a subsequent payment blockage notice.

         The indenture will further require that Pegasus Satellite promptly notify holders of Senior Debt if the payment of the notes is accelerated because of an Event of Default.

         As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of notes may recover less ratably than creditors of Pegasus Satellite who are holders of Senior Debt. On a pro forma basis, after giving effect to the exchange offers, the principal amount of Senior Debt outstanding at December 31, 2000 would have been approximately $565.0 million. The indenture will limit, subject to certain financial tests, the amount of additional indebtedness, including the Senior Debt, that Pegasus Satellite and its subsidiaries can incur. See - Certain Covenants - Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock.

Methods of Receiving Payments on the Notes

         If a holder gives wire instructions to Pegasus Satellite, Pegasus Satellite will wire all principal of, premium, if any, and interest on the notes in accordance with the holder's instructions. All other payments of principal of, premium, if any, and interest on the notes will be payable at the office or agency of Pegasus Satellite maintained for such purpose within the City and State of New York. At the option of Pegasus Satellite, payment of interest may be made by check mailed to the holders of the notes. Until otherwise designated by Pegasus Satellite, Pegasus Satellite's office or agency in New York will be the office of the trustee maintained for such purpose.

Optional Redemption

         The Pegasus Satellite subordinated discount notes will not be redeemable at Pegasus Satellite's option prior to March 1, 2004. The notes may be redeemed, in whole or in part, at the option of Pegasus Satellite on or after March 1, 2004, at the redemption prices specified below (expressed as percentages of principal amount at maturity), in each case, together with accrued and unpaid interest on the notes to the date of redemption, upon not less than 30 nor more than 60 days' notice, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

                                                                      Redemption
         Year                                                            Price
         ----                                                         ----------

         2004...................................................       106.750%
         2005...................................................       103.375%
         2006 and thereafter....................................       100.000%

         Notwithstanding the foregoing, prior to March 1, 2002, Pegasus Satellite may, on any one or more occasions, use the net proceeds of one or more offerings of its Capital Stock to redeem up to 35% of the aggregate principal amount at maturity of the notes at a redemption price of 113.5% of the Accreted Value at the date of redemption of the notes redeemed, provided that:

         (1) after any such redemption, the aggregate principal amount at maturity of the notes outstanding (excluding notes held by Pegasus Satellite and its subsidiaries) must equal at least 65% of the notes issued in the exchange offer; and

         (2) any such redemption shall occur within 90 days of the date of closing of such offering of Capital Stock of Pegasus Satellite.

Selection and Notice

         If less than all of the Pegasus Satellite subordinated discount notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

         (1) if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

         (2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

         No notes of $1,000 principal amount at maturity or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

         If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount that is to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

         Pegasus Satellite is not required to make mandatory redemption or sinking fund payments with respect to the Pegasus Satellite subordinated discount notes.

Repurchase at the Option of Holders

         Change of Control

         Upon the occurrence of a Change of Control, each holder of Pegasus Satellite subordinated discount notes will have the right to require Pegasus Satellite to repurchase all or any part (but not, in the case of any holder requiring Pegasus Satellite to purchase less than all of the notes held by such holder, any note in principal amount at maturity less than $1,000) of such holder's notes pursuant to a Change of Control Offer at an offer price in cash equal to 101% of the aggregate Accreted Value of the notes repurchased, or, if the Change of Control Payment Date occurs on or after March 1, 2004, 101% of the principal amount of the notes repurchased plus accrued and unpaid interest to the date of purchase. Within ten days following any Change of Control, Pegasus Satellite will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice. Pegasus Satellite will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

         On the Change of Control Payment Date, Pegasus Satellite will, to the extent lawful:

         (1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

         (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

         (3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes being purchased by Pegasus Satellite.

         The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. Pegasus Satellite will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         Pegasus Satellite's obligation to make a Change of Control Offer to the holders of the Pegasus Satellite Subordinated Discount notes will be subject to its obligation to make similar offers under the Pegasus Satellite senior notes offered by this prospectus and Pegasus Satellite's other Senior Debt. Accordingly, the time periods and deadlines described above will be extended or postponed during the pendency of any such similar offer.

         The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Pegasus Satellite repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

         The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Pegasus Satellite and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Pegasus Satellite to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Pegasus Satellite and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

         The publicly held debt securities and bank credit facilities of Pegasus Satellite's subsidiaries restrict them from paying dividends or making other distributions to Pegasus Satellite. Thus, if a Change of Control occurs, Pegasus Satellite could seek the consent of its subsidiaries' lenders to provide funds to Pegasus Satellite for the purchase of the notes or could attempt to refinance the borrowings that contain such restrictions. If Pegasus Satellite does not obtain such a consent or repay such borrowings, it will likely not have the financial resources to purchase the notes, and its subsidiaries will be restricted in paying dividends to Pegasus Satellite for the purpose of such purchase. In any event, we cannot assure you that Pegasus Satellite's subsidiaries will have the resources available to make any such dividend or distribution. In addition, any future credit agreements or other agreements relating to indebtedness to which Pegasus Satellite becomes a party may prohibit it from purchasing any notes before their maturity, and may also provide that certain Change of Control events with respect to Pegasus Satellite would constitute a default under these agreements. If a Change of Control occurs at a time when Pegasus Satellite is prohibited from purchasing notes, it could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Pegasus Satellite does not obtain such a consent or repay such borrowings, it will remain prohibited from purchasing the notes. If this happens, Pegasus Satellite's failure to purchase tendered notes would constitute an event of default under the indenture.

         Pegasus Satellite will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Pegasus Satellite and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Asset Sales

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

         (1) Pegasus Satellite (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair value (evidenced by a resolution of the board of directors set forth in an Officers' Certificate delivered to the trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

         (2) at least 85% of the consideration therefor received by Pegasus Satellite or such Restricted Subsidiary is in the form of cash; provided that the following amount shall be treated as cash for purposes of this provision:

              (a) any liabilities (as shown on Pegasus Satellite's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of Pegasus Satellite or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes or any guarantee of the notes) that are assumed by the transferee of any such assets; and

              (b) any securities, notes or other obligations received by Pegasus Satellite or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by Pegasus Satellite or such Restricted Subsidiary into cash (to the extent of the cash received).

         Notwithstanding the foregoing, Pegasus Satellite and its Restricted Subsidiaries may engage in Asset Swaps (which shall not be deemed to be Asset Sales for purposes of this covenant); provided that, immediately after giving effect to such Asset Swap, Pegasus Satellite would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Indebtedness to Adjusted Operating Cash Flow Ratio set forth in the first paragraph of the covenant described under the caption Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock.

         Within 180 days after the receipt of any Net Proceeds from an Asset Sale, Pegasus Satellite or the applicable Restricted Subsidiary may, at its option, apply such Net Proceeds:

         (1)  to permanently reduce Senior Debt of Pegasus Satellite;

         (2) to permanently reduce Indebtedness of any of Pegasus Satellite's Restricted Subsidiaries; or

         (3) to the acquisition by Pegasus Satellite or any of its Restricted Subsidiaries of another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in a Permitted Business; provided, however, that if Pegasus Satellite or any Restricted Subsidiary enters into a legally binding agreement with an entity that is not an Affiliate of Pegasus Satellite to reinvest such Net Proceeds in accordance with this clause (3) within 180 days after the receipt thereof, the provisions of this covenant will be satisfied so long as such binding agreement is consummated within one year after the receipt of such Net Proceeds.

         If any such legally binding agreement to reinvest such Net Proceeds is terminated, then Pegasus Satellite may, within 360 days of such Asset Sale, apply such Net Proceeds as provided in clauses (1), (2) or (3) above (without regard to the proviso contained in clause (3) above).

         Pending the final application of any such Net Proceeds, Pegasus Satellite or the applicable Restricted Subsidiary may temporarily reduce Indebtedness pursuant to any Bank Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture. A reduction of Indebtedness pursuant to any Bank Facility is not permanent for purposes of clause (1) above if an amount equal to the amount of such reduction is


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reborrowed and used to make an acquisition described in clause (3) above within the time period specified in this covenant. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute Excess Proceeds.

         Within five days of each date on which the aggregate amount of Excess Proceeds exceeds $10.0 million, Pegasus Satellite will be required to make an Asset Sale Offer to all holders of Pegasus Satellite subordinated discount notes and the holders of Pari Passu Debt, to the extent required by the terms thereof to purchase the maximum principal amount of notes and Pari Passu Debt that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% Accreted Value, unless the purchase date is on or after March 1, 2004, in which case the offer price is equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the indenture or the agreements governing Pari Passu Debt, as applicable; provided, however, that Pegasus Satellite may only purchase Pari Passu Debt in an Asset Sale Offer that was issued pursuant to an indenture having a provision substantially similar to the Asset Sale Offer provision contained in the indenture for the Pegasus Satellite subordinated discount notes. To the extent that the aggregate amount of notes and Pari Passu Debt tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, Pegasus Satellite may use any remaining Excess Proceeds for general corporate purposes. If the aggregate Accreted Value or principal amount of notes and Pari Passu Debt surrendered exceeds the amount of Excess Proceeds, the trustee shall select the notes and Pari Passu Debt to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

         Pegasus Satellite's obligation to make an Asset Sale Offer to the holders of the Pegasus Satellite subordinated discount notes will be subject to its obligation to make similar offers under the Pegasus Satellite senior notes offered by this prospectus and Pegasus Satellite's other Senior Debt. Accordingly, the time periods and deadlines above will be extended or postponed during the pendency of any such similar offer, and the amount of Excess Proceeds will be reduced by any amounts paid in connection with any such similar offer.

Certain Covenants

         Restricted Payments

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

         (1) declare or pay any dividend or make any other payment or distribution on account of Pegasus Satellite's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Pegasus Satellite) or on account of any Qualified Subsidiary Stock or make any payment or distribution (other than compensation paid to, or reimbursement of expenses of, employees in the ordinary course of business) to or for the benefit of the direct or indirect holders of Pegasus Satellite's Equity Interests or the direct or indirect holders of any Qualified Subsidiary Stock in their capacities as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Pegasus Satellite or additional shares of such Qualified Subsidiary Stock);

         (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Pegasus Satellite or any direct or indirect parent of Pegasus Satellite (other than any such Equity Interests owned by Pegasus Satellite or any of its Restricted Subsidiaries);


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         (3)  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Pegasus Satellite subordinated discount notes, except a payment of interest or principal at Stated Maturity;

         (4) forgive any loan or advance to or other obligation of any Affiliate of Pegasus Satellite (other than a loan or advance to or other obligations of a Wholly Owned Restricted Subsidiary of Pegasus Satellite) which at the time it was made was not a Restricted Payment; or

         (5) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (5) above being collectively referred to as "Restricted Payments"),

unless, at the time of and immediately after giving effect to such Restricted
Payment:

         (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

         (2) Pegasus Satellite would be permitted to incur $1.00 of additional Indebtedness pursuant to the Indebtedness to Adjusted Operating Cash Flow Ratio described in the first paragraph of the covenant described under the caption --Incurrence of Indebtedness and Issuance of Preferred Stock; and

         (3) such Restricted Payment, together with the aggregate of all other Restricted Payments made by Pegasus Satellite and its Restricted Subsidiaries after November 30, 1998 (excluding Restricted Payments permitted by clauses (2) and (3) of the next succeeding paragraph), is less than the sum of, without duplication:

              (a) an amount equal to the Cumulative Operating Cash Flow for the period (taken as one accounting period) from the beginning of the first full month commencing after November 30, 1998 to the end of Pegasus Satellite's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (the "Basket Period") less 1.4 times Pegasus Satellite's Cumulative Total Interest Expense for the Basket Period; plus

              (b) 100% of the aggregate net cash proceeds and, in the case of proceeds consisting of assets constituting or used in a Permitted Business, 100% of the fair market value of the aggregate net proceeds other than cash, received since November 30, 1998 by Pegasus Satellite as capital contributions to Pegasus Satellite (other than from a Subsidiary) or from the sale by Pegasus Satellite (other than to a Subsidiary) of its Equity Interests (other than Disqualified Stock); plus

              (c) to the extent that any Restricted Investment that was made after November 30, 1998 is sold for cash or otherwise liquidated or repaid for cash, the Net Proceeds received by Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite upon the sale, liquidation or repayment of such Restricted Investment; plus

              (d) to the extent that any Unrestricted Subsidiary is designated by Pegasus Satellite as a Restricted Subsidiary, an amount equal to the fair market value of such Investment at the time of such designation; plus

              (e) 100% of any cash dividends and other cash distributions received by Pegasus Satellite from an Unrestricted Subsidiary; plus


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              (f)  $2.5 million.

         The foregoing provisions shall not prohibit:

         (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

         (2) the redemption, repurchase, retirement or other acquisition of any Equity Interests or subordinated Indebtedness of Pegasus Satellite in exchange for, or out of the net proceeds of, the substantially concurrent sale (other than to a Subsidiary of Pegasus Satellite) of other Equity Interests of Pegasus Satellite (other than any Disqualified Stock); provided that the amount of any such net proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause
              (3)(b) of the preceding paragraph;

         (3) the defeasance, redemption or repurchase of Indebtedness with the proceeds of a substantially concurrent issuance of Permitted Refinancing Debt in accordance with the provisions of the covenant described under the caption -- Incurrence of Indebtedness and Issuance of Preferred Stock;

         (4) the payment by Pegasus Satellite of advances under the Split Dollar Agreement in an amount not to exceed $250,000 in any four-quarter period;

         (5) the repurchase or redemption from employees of Pegasus Satellite and its Subsidiaries (other than the Principal) of Capital Stock of Pegasus Satellite in an amount not to exceed an aggregate of $5.0 million since November 30, 1998;

         (6) the payment of dividends on the Series A or Series B Preferred Stock in accordance with the terms thereof as in effect on the Settlement Date, provided, however, that cash dividends may not be paid on the Series A or Series B Preferred Stock pursuant to this clause (6) prior to July 1, 2002;

         (7) the issuance of Subordinated Exchange notes in exchange for shares of the Series A or Series B Preferred Stock; provided that such issuance is permitted by the covenant described below under the caption -- Incurrence of Indebtedness and Issuance of Preferred Stock;

         (8) in the event that Pegasus Satellite elects to issue Subordinated Exchange Notes in exchange for Series A or Series B Preferred Stock, cash payments made in lieu of the issuance of Subordinated Exchange Notes having a face amount less than $1,000 and any cash payments representing accrued and unpaid dividends in respect of Series A or Series B Preferred Stock, not to exceed $100,000 in the aggregate in any fiscal year; and

         (9) cash payments made in lieu of the issuance of additional Subordinated Exchange Notes having a face amount less than $1,000 and any cash payments representing accrued and unpaid interest in respect of Subordinated Exchange Notes, not to exceed $100,000 in the aggregate in any fiscal year.

         The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Pegasus Satellite or the applicable Restricted Subsidiary, as the case may be, net of any liabilities proposed to be assumed by the transferee and novated pursuant to a written agreement releasing Pegasus Satellite and its subsidiaries. Not later than the


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date of making any Restricted Payment, Pegasus Satellite shall deliver to the trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon Pegasus Satellite's latest available financial statements.

         The board of directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default or an Event of Default. For purposes of making such determination, all outstanding Investments by Pegasus Satellite and its Restricted Subsidiaries in the subsidiary so designated shall be deemed to be Restricted Payments at the time of such designation (valued as set forth below) and shall reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments shall be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation shall only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary would otherwise meet the definition of an Unrestricted Subsidiary.

         Incurrence of Indebtedness and Issuance of Preferred Stock

         The indenture will provide that Pegasus Satellite may not, and may not permit any of its subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and shall not, and shall not permit any Subsidiary Guarantor to, issue any Disqualified Stock and shall not permit any of its Restricted Subsidiaries that are not Subsidiary Guarantors to issue any shares of preferred stock (other than Qualified Subsidiary Stock); provided, however, that Pegasus Satellite or any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue shares of preferred stock (including Disqualified Stock) if, in each case, Pegasus Satellite's Indebtedness to Adjusted Operating Cash Flow Ratio as of the date on which such Indebtedness is incurred or such preferred stock or Disqualified Stock is issued would have been 7.0 to 1 or less, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, as of the date of such calculation and no Default or Event of Default would occur as a consequence thereof.

         The indenture will also provide that Pegasus Satellite will not, and will not permit any Subsidiary Guarantor to, incur any Indebtedness that is contractually subordinated to any other Indebtedness of Pegasus Satellite or of such Subsidiary Guarantor, as the case may be, unless such Indebtedness is also contractually subordinated to the notes or the subsidiary guarantee of such Subsidiary Guarantor, as the case may be, on substantially identical terms; provided, however, that no Indebtedness shall be deemed to be contractually subordinated to any other Indebtedness solely by virtue of being unsecured.
The foregoing provisions shall not apply to (collectively, "Permitted Debt"):

         (1) the incurrence by Pegasus Satellite's Unrestricted Subsidiaries of Non-Recourse Debt or the issuance by such Unrestricted Subsidiaries of preferred stock; provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary or any such preferred stock becomes preferred stock (other than Qualified Subsidiary Stock) of a Restricted Subsidiary, as the case may be, such event shall be deemed to constitute an incurrence of Indebtedness by, or an issuance of preferred stock (other than Qualified Subsidiary Stock) of, as the case may be, a Restricted Subsidiary of Pegasus Satellite;


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         (2)  the incurrence by Pegasus Satellite or any of its Restricted
              Subsidiaries of Indebtedness pursuant to one or more Bank Facilities if the aggregate principal amount at any time outstanding incurred pursuant to this clause (2) does not exceed $50.0 million;

         (3) the incurrence by Pegasus Satellite and its Restricted Subsidiaries of the Existing Indebtedness;

         (4) the incurrence by Pegasus Satellite of Indebtedness under the Subordinated Exchange Notes to pay interest on outstanding Subordinated Exchange Notes;

         (5)  Indebtedness under the notes and the subsidiary guarantees;

         (6) the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Pegasus Satellite and any of its Wholly Owned Restricted Subsidiaries; provided, however, that:

              (a) if Pegasus Satellite or a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes or the subsidiary guarantee of such Subsidiary Guarantor, as the case may be; and

              (b) any subsequent issuance or transfer of Equity Interests that result in any such Indebtedness being held by a Person other than Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite and any sale or other transfer of such Indebtedness to a Person that is not either Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Pegasus Satellite or such Restricted Subsidiary, as the case may be;

         (7) the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of Pegasus Satellite or such Restricted Subsidiary, in an aggregate principal amount not to exceed $7.5 million at any time outstanding, including all Permitted Refinancing Debt incurred pursuant to clause (8) below to refund, replace or refinance any Indebtedness incurred pursuant to this clause (7);

         (8) the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred;

         (9) the incurrence by Pegasus Satellite or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Debt incurred pursuant to clause (8) above to refund, replace or refinance any Indebtedness incurred pursuant to this clause (9), not to exceed $7.5 million; and

         (10) the guarantee by Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite of Indebtedness of Pegasus Satellite or a Subsidiary of Pegasus Satellite that was permitted to be incurred by another provision of this covenant.


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         For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above or is permitted to be incurred pursuant to the first paragraph of this covenant and also meets the criteria of one or more of the categories of Permitted Debt described in clauses (1) through (10) above, Pegasus Satellite shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and may from time to time reclassify such item of Indebtedness in any manner in which such item could be incurred at the time of such reclassification. For purposes of this paragraph, Indebtedness includes Disqualified Stock and preferred stock of Subsidiaries. Accrual of interest and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

         Limitation of Certain Subsidiary Indebtedness and Preferred Stock

         The indenture will provide that, notwithstanding any other provision of the indenture to the contrary, Pegasus Satellite will not permit any of its Restricted Subsidiaries to incur any Indebtedness (other than Eligible Indebtedness) or to issue any Disqualified Stock; provided that any Restricted Subsidiary that is a Subsidiary Guarantor may incur Indebtedness (whether or not such Indebtedness is Eligible Indebtedness) or issue Disqualified Stock if such incurrence or issuance is permitted under the covenant described above under the caption - Incurrence of Indebtedness and Issuance of Preferred Stock; provided further that, notwithstanding the immediately preceding proviso, in no event shall Pegasus Satellite permit any of its Restricted Subsidiaries to incur any Indebtedness represented by senior secured bonds or other senior secured securities, unless such Subsidiary is a Subsidiary Guarantor and its subsidiary guarantee is secured on an equal and ratable basis with such other senior secured bonds or senior secured securities.

         Liens

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

         Dividend and Other Payment Restrictions Affecting Subsidiaries

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

         (1) pay dividends or make any other distributions to Pegasus Satellite or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Pegasus Satellite or any of its Restricted Subsidiaries;

         (2) make loans or advances to Pegasus Satellite or any of its Restricted Subsidiaries; or

         (3) transfer any of its properties or assets to Pegasus Satellite or any of its Restricted Subsidiaries.

         However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:


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         (1)  the terms of any Indebtedness permitted by the indenture to be incurred by any subsidiary of Pegasus Satellite; provided, that, any such Indebtedness permits the payment of cash dividends to Pegasus Satellite in an amount sufficient to enable Pegasus Satellite to make payments of:

              (a) interest required to be paid in respect of the Pegasus Satellite subordinated discount notes;

              (b) interest required to be paid in respect of the 1997 Notes, the 1998 Notes, the 1999 Notes and the Pegasus Satellite senior notes offered by this prospectus; and

              (c) after July 1, 2002, dividends required to be paid in respect of the Series A and Series B Preferred Stock and interest required to be paid in respect of the Subordinated Exchange Notes, if issued, in each case, in accordance with the terms thereof (except during the continuance of a default or event of default under such other Indebtedness);

         (2) Existing Indebtedness or the PM&C Credit Facility, each as in effect on the Settlement Date;

         (3) the Pegasus Satellite senior notes offered by this prospectus, the 1997 Notes, the 1998 Notes and the 1999 Notes, and all the indentures, and any subsidiary guarantees, relating to any of those securities;

         (4)  applicable law;

         (5) any instrument governing Indebtedness or Capital Stock of a Person acquired by Pegasus Satellite or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its subsidiaries, or the property or assets of the Person and its subsidiaries, so acquired;

         (6) by reason of customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business and consistent with past practices; or

         (7) any agreement for the sale of any subsidiary or its assets that restricts distributions by that subsidiary pending its sale.

         Merger, Consolidation or Sale of Assets

         The indenture will provide that Pegasus Satellite may not consolidate or merge with or into (whether or not Pegasus Satellite is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless:

         (1) Pegasus Satellite is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than Pegasus Satellite) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;


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         (2)  the entity or Person formed by or surviving any such consolidation or merger (if other than Pegasus Satellite) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the Obligations of Pegasus Satellite under the Pegasus Satellite subordinated discount notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

         (3) immediately after such transaction no Default or Event of Default exists;

         (4) Pegasus Satellite or the entity or Person formed by or surviving any such consolidation or merger (if other than Pegasus Satellite), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Indebtedness to Adjusted Operating Cash Flow Ratio set forth in the first paragraph of the covenant described under the caption --Incurrence of Indebtedness and Issuance of Preferred Stock; and

         (5) each Subsidiary Guarantor, if any, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its subsidiary guarantee shall apply to such Person's obligations under the indenture and the notes.

         Transactions with Affiliates

         The indenture will provide that Pegasus Satellite will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

         (1) such Affiliate Transaction is on terms that are no less favorable to Pegasus Satellite or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Pegasus Satellite or such Restricted Subsidiary with an unrelated Person; and

         (2)  Pegasus Satellite delivers to the trustee:

              (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the board of directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors and a majority of the Independent Directors; and

              (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to Pegasus Satellite or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing,


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provided that Pegasus Satellite shall not, and shall not permit any of its
Restricted Subsidiaries to, engage in any Affiliate Transaction involving aggregate consideration in excess of $1.0 million at any time that there is not at least one Independent Director on Pegasus Satellite's board of directors.

         The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

         (1) any employment agreement entered into by Pegasus Satellite or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Pegasus Satellite or such Restricted Subsidiary;

         (2) transactions between or among Pegasus Satellite and/or its Restricted Subsidiaries;

         (3) the payment of any dividend on, or the issuance of additional Subordinated Exchange Notes in exchange for, the Series A or Series B Preferred Stock, provided that such dividends are paid on a pro rata basis and the additional Subordinated Exchange Notes are issued in accordance with the Certificate of Designation; and

         (4) transactions permitted by the provisions of the covenant described under the caption --Restricted Payments.

         Limitation on Issuances and Sales of Capital Stock of Wholly Owned Restricted Subsidiaries

         The indenture will provide that Pegasus Satellite:

         (1) will not, and will not permit any Wholly Owned Restricted Subsidiary of Pegasus Satellite to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Wholly Owned Restricted Subsidiary of Pegasus Satellite to any Person (other than Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite), unless:

              (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly Owned Restricted Subsidiary; and

              (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described under the caption --Repurchase at the Option of Holders--Asset Sales; and

         (2) shall not permit any Wholly Owned Restricted Subsidiary of Pegasus Satellite to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite.

         Subsidiary Guarantees

         The indenture will provide that Pegasus Satellite will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of Pegasus Satellite or any Indebtedness of any Subsidiary Guarantor (in each case, the "Guaranteed Debt;" Pegasus Satellite or the Subsidiary Guarantor that is primarily liable on the Guaranteed Debt being the "Obligor") unless:

         (1) if such Restricted Subsidiary is not a Subsidiary Guarantor, such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture in form and substance


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              reasonably satisfactory to the trustee providing for a guarantee of payment of the notes by such Restricted Subsidiary;

         (2) the subsidiary guarantee shall be subordinated in right of payment to any guarantee or other obligation of such Subsidiary Guarantor in respect to Senior Debt of Pegasus Satellite on substantially the same terms as are provided in Article 10 of the indenture.

         (3) if the Guaranteed Debt is by its express terms subordinated in right of payment to the notes or the subsidiary guarantee of such Obligor, any such guarantee of such Subsidiary Guarantor with respect to the Guaranteed Debt shall be subordinated in right of payment to such Subsidiary Guarantor's subsidiary guarantee with respect to the notes substantially to the same extent as the Guaranteed Debt is subordinated to the notes or the subsidiary guarantee of such Obligor;

         (4) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement indemnity or subrogation or any other rights against Pegasus Satellite or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its subsidiary guarantee; and

         (5) such Restricted Subsidiary shall deliver to the trustee an opinion of counsel to the effect that such subsidiary guarantee of the notes has been duly executed and authorized and such subsidiary guarantee of the notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

         The indenture will provide that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless:

         (1) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under its subsidiary guarantee pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee, under the notes and the indenture;

         (2) immediately after giving effect to such transaction no Default or Event of Default exists; and

         (3) Pegasus Satellite would be permitted to incur $1.00 of additional Indebtedness pursuant to the Indebtedness to Adjusted Operating Cash Flow Ratio described in the first paragraph of the covenant described above under the caption --Incurrence of Indebtedness and Issuance of Preferred Stock.

         The indenture will provide that in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligation under its subsidiary guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.


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

Any Subsidiary Guarantor that is designated as an Unrestricted Subsidiary in accordance with the terms of the indenture will be released and relieved of its obligations under its subsidiary guarantee for so long as such subsidiary is so designated.

         Prohibition on Incurrence of Senior Subordinated Debt

         The indenture will provide that (i) Pegasus Satellite will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Pegasus Satellite subordinated discount notes and (ii) no Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to its senior debt (as defined in its subsidiary guarantee) and senior in any respect in right of payment to the subsidiary guarantees.

         Reports

         The indenture will provide that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Pegasus Satellite will furnish to the holders of Pegasus Satellite subordinated discount notes:

         (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Pegasus Satellite were required to file such forms, including Management's Discussion and Analysis of Financial Condition and Results of Operations and, with respect to the annual information only, a report thereon by Pegasus Satellite's certified independent accountants; and

         (2) all current reports that would be required to be filed with the SEC on Form 8-K if Pegasus Satellite were required to file such reports,

in each case within the time periods specified in the SEC's rules and regulations.

         In addition, whether or not required by the rules and regulations of the SEC, Pegasus Satellite will file a copy of all such information and reports with the SEC for public availability within the time periods set forth in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition to the financial information required by the Exchange Act, each such quarterly and annual report shall be required to contain "summarized financial information" (as defined in Rule l-02(aa)(l) of Regulation S-X under the Exchange Act) showing Adjusted Operating Cash Flow for Pegasus Satellite and its Restricted Subsidiaries, on a consolidated basis, where Adjusted Operating Cash Flow for Pegasus Satellite is calculated in a manner consistent with the manner described under the definition of Adjusted Operating Cash Flow. The summarized financial information required pursuant to the preceding sentence may, at the election of Pegasus Satellite, be included in the footnotes to audited consolidated financial statements or unaudited quarterly financial statements of Pegasus Satellite and shall be as of the same dates and for the same periods as the consolidated financial statements of Pegasus Satellite and its subsidiaries required pursuant to the Exchange Act.


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

Events of Default and Remedies

         The indenture will provide that each of the following constitutes an Event of Default:

         (1) default by Pegasus Satellite in the payment of interest on the Pegasus Satellite subordinated discount notes when the same becomes due and payable and the default continues for a period of 30 days;

         (2) default by Pegasus Satellite in the payment of the principal of or premium, if any, on the Pegasus Satellite subordinated discount notes when the same becomes due and payable at maturity, upon redemption or otherwise;

         (3) failure by Pegasus Satellite or any subsidiary to comply with the provisions described under the captions -- Repurchase at the Option of Holders--Change of Control, -- Repurchase at the Option of Holders--Asset Sales, --Certain Covenants--Restricted Payments, -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock or -- Certain Covenants -- Merger, Consolidation or Sale of Assets;

         (4) failure by Pegasus Satellite or any subsidiary for 60 days after notice to comply with any of its other agreements in the indenture or the Pegasus Satellite subordinated discount notes;

         (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Pegasus Satellite or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Pegasus Satellite or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or shall be created hereafter, which default:

              (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

              (b) results in the acceleration of such Indebtedness prior to its express maturity,

              and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

         (6) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against Pegasus Satellite or any Restricted Subsidiary that would be a Significant Subsidiary and such judgment or judgments remain unpaid, undischarged or unstayed for a period of 60 days, provided that the aggregate of all such undischarged judgments exceeds $5.0 million;

         (7) certain events of bankruptcy or insolvency with respect to Pegasus Satellite, any Restricted Subsidiary that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

         (8) the termination of any subsidiary guarantee for any reason not permitted by the indenture, or the denial by any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor of such Subsidiary Guarantor's obligations under its respective subsidiary guarantee.

         If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount at maturity of the then outstanding Pegasus Satellite subordinated discount notes may declare the Default Amount of



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


all the notes to be due and payable immediately. Upon such declaration, the Default Amount shall be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Pegasus Satellite, any Restricted Subsidiary that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, the Default Amount of all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount at maturity of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Pegasus Satellite with the intention of avoiding payment of the premium that Pegasus Satellite would have had to pay if Pegasus Satellite then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to March 1, 2004 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Pegasus Satellite with the intention of avoiding the prohibition on redemption of the notes prior to March 1, 2004, then the premium specified in the indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

         The holders of a majority in aggregate principal amount at maturity of the Pegasus Satellite subordinated discount notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on the notes.

         Pegasus Satellite is required to deliver to the trustee annually a statement regarding compliance with the indenture, and is required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

         No director, officer, employee, incorporator or stockholder of Pegasus Satellite or any Subsidiary Guarantor, as such, shall have any liability for any obligations of Pegasus Satellite or the Subsidiary Guarantors under the notes, the subsidiary guarantees or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

         Pegasus Satellite may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Pegasus Satellite subordinated discount notes and have each Subsidiary Guarantor's obligation discharged with respect to its subsidiary guarantee ("Legal Defeasance") except for:


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

         (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

         (2) Pegasus Satellite's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and to hold money for security payments held in trust;

         (3) the rights, powers, trusts, duties and immunities of the trustee, and Pegasus Satellite's obligations in connection therewith; and

         (4)  the Legal Defeasance provisions of the indenture.

         In addition, Pegasus Satellite may, at its option and at any time, elect to have the obligations of Pegasus Satellite and each Subsidiary Guarantor released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Pegasus Satellite subordinated discount notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under - Events of Default and Remedies will no longer constitute an Event of Default with respect to the notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance:

         (1) Pegasus Satellite must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in United States Dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Pegasus Satellite must specify whether the notes are being defeased to maturity or to a particular redemption date;

         (2) in the case of Legal Defeasance, Pegasus Satellite shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (A) Pegasus Satellite has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

         (3) in the case of Covenant Defeasance, Pegasus Satellite shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

         (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be


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

              applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (or greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws insofar as those apply to the deposit by Pegasus Satellite);

         (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Pegasus Satellite or any of its subsidiaries is a party or by which Pegasus Satellite or any of its subsidiaries is bound;

         (6) Pegasus Satellite must have delivered to the trustee an opinion of counsel to the effect that, as of the date of such opinion, (A) the trust funds will not be subject to rights of holders of Indebtedness other than the notes and (B) assuming no intervening bankruptcy of Pegasus Satellite between the date of deposit and the 91st day following the deposit and assuming no holder of notes is an insider of Pegasus Satellite, after the 91st day following the deposit, the trust funds will not be subject to the effects of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable United States or state law;

         (7) Pegasus Satellite must deliver to the trustee an Officers' Certificate stating that the deposit was not made by Pegasus Satellite with the intent of preferring the holders of notes over the other creditors of Pegasus Satellite with the intent of defeating, hindering, delaying or defrauding creditors of Pegasus Satellite or others; and

         (8) Pegasus Satellite must deliver to the trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.


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
Transfer and Exchange

         A holder may transfer or exchange Pegasus Satellite subordinated discount notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Pegasus Satellite may require a holder to pay any taxes and fees required by law or permitted by the indenture. Pegasus Satellite is not required to transfer or exchange any note selected for redemption. Also, Pegasus Satellite is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

         The registered holder of a Pegasus Satellite note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

         Except as provided in the next two succeeding paragraphs, the indenture, the Pegasus Satellite subordinated discount notes or the subsidiary guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount at maturity of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount at maturity of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

         Without the consent of each holder affected, an amendment or waiver may not (with respect to any Pegasus Satellite subordinated discount notes held by a non-consenting holder):

         (1) reduce the principal amount at maturity of notes whose holders must consent to an amendment, supplement or waiver;

         (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption -- Repurchase at the Option of Holders);

         (3) reduce the rate of or change the time for payment of interest on any note;

         (4) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

         (5) make any note payable in money other than that stated in the notes;

         (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium, if any, or interest on the notes;

         (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption -- Repurchase at the Option of Holders);

         (8) make any change in the foregoing amendment and waiver provisions;
             or

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
         (9) except as provided under the caption -- Legal Defeasance and Covenant Defeasance or in accordance with the terms of the indenture or any subsidiary guarantee, release a Subsidiary Guarantor from its obligations under its subsidiary guarantee or make any change in a subsidiary guarantee that would adversely affect the holders of the notes.

         Notwithstanding the foregoing, without the consent of any holder of Pegasus Satellite subordinated discount notes, Pegasus Satellite, a Subsidiary Guarantor (with respect to a subsidiary guarantee or the indenture to which it is a party) and the trustee may amend or supplement the indenture, the notes or the subsidiary guarantees to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of Pegasus Satellite's or any Subsidiary Guarantor's obligations to holders of notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder, or to comply with requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act or to allow any Subsidiary Guarantor to guarantee the notes.

Concerning the Trustee

         The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Pegasus Satellite, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however; if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

         The holders of a majority in principal amount at maturity of the then outstanding Pegasus Satellite subordinated discount notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

         The Pegasus Satellite subordinated discount notes will be issued in fully registered, global form without coupons in minimum denominations of $1,000 principal amount at maturity and integral multiples of $1,000 principal amount at maturity in excess thereof. Except as set forth below, the Notes will be, deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the global note holder). The Pegasus Satellite subordinated discount notes will be so deposited and registered in the form of a global note.

         Except as set forth below, the global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global note may not be exchanged for notes in certificated form except in the limited circumstances described below. See Exchange of Book-Entry Note for Certificated Notes. Except in the limited circumstances described below, owners of beneficial interests in the global note will not be entitled to receive physical delivery of certificated notes (as defined below).

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
         Initially, the trustee will act as paying agent and registrar. The notes may be presented for registration of transfer and exchange at the offices of the registrar.

         Depository Procedures

         The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC from time to time. Pegasus Satellite takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

         DTC has advised Pegasus Satellite that it is a limited-purpose trust company created to hold securities for its participating organizations, who are called participants, and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. These are called indirect participants. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

         DTC has also advised Pegasus Satellite that, pursuant to procedures established by it, upon deposit of the global note, DTC will credit the accounts of participants with portions of the principal amount of the global note and ownership of such interests in the global note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global note).

         All interests in the global note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the global note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in the global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

         Except as described below, owners of interest in the global note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

         Payments in respect of the principal of, premium, if any, and interest on the global note will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Pegasus Satellite and the trustee will treat the persons in whose names the notes, including the global note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither Pegasus Satellite, the trustee nor any agent of Pegasus Satellite or the trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interest in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note or (ii) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants. DTC has advised Pegasus Satellite that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their


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

respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or Pegasus Satellite. Neither Pegasus Satellite nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and Pegasus Satellite and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

         Interests in the global note are expected to be eligible to trade in DTC's same-day funds settlement system and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See Same Day Settlement and Payment. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds.

         DTC has advised Pegasus Satellite that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global note and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global note for notes in certificated form, and to distribute such notes to its participants.

         Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global note among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither Pegasus Satellite nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing its operations.

         Exchange of Book-Entry Note for Certificated Notes

         The global note is exchangeable for definitive notes in registered certificated form called certificated notes if (i) DTC notifies Pegasus Satellite that it is unwilling or unable to continue as depositary for the global note and Pegasus Satellite thereupon fails to appoint a successor depositary, or DTC has ceased to be a clearing agency registered under the Exchange Act, (ii) Pegasus Satellite, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to notes. In addition, beneficial interests in the global note may be exchanged for certificated notes upon request but only upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for the global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

                                      123
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Same Day Settlement and Payment

         The indenture will require that payments in respect of the notes represented by the global note (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the global note holder. With respect to notes in certificated form, Pegasus Satellite will make all payments of principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the global note are expected to be eligible to trade in DTC's same-day funds settlement system, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Pegasus Satellite expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Certain Definitions

         Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "1997 Indenture" means the indenture, dated as of October 21, 1997, between Pegasus Satellite and First Union National Bank, as trustee, governing the terms of the 1997 Notes.

         "1997 Notes" means Pegasus Satellite's 9-5/8% senior notes due 2005.

         "1997 Notes Subsidiary Guarantees" means the guarantees of Pegasus Satellite's payment obligations under the 1997 Indenture and the 1997 Notes, if and when executed by the Subsidiaries of Pegasus Satellite pursuant to the provisions of the 1997 Indenture.

         "1998 Indenture" means the indenture, dated as of November 30, 1998, between Pegasus Satellite and First Union National Bank, as trustee, governing the terms of the 1998 Notes.

         "1998 Notes" means Pegasus Satellite's 9-3/4% senior notes due 2006.

         "1998 Notes Subsidiary Guarantees" means the guarantees of Pegasus Satellite's payment obligations under the 1998 Indenture and the 1998 Notes, if and when executed by the subsidiaries of Pegasus Satellite pursuant to the provisions of the 1998 Indenture.

         "1999 Indenture" means the indenture, dated as of November 19, 1999, between Pegasus Satellite and First Union National Bank, as trustee, governing the terms of the 1999 Notes.

         "1999 Notes" means Pegasus Satellite's 12-1/2% senior notes due 2007.

         "1999 Notes Subsidiary Guarantees" means the guarantees of Pegasus Satellite's payment obligations under the 1999 Indenture and the 1999 Notes, if and when executed by the subsidiaries of Pegasus Satellite pursuant to the provisions of the 1999 Indenture.

         "Accreted Value" as of any date (the "Specified Date") means, with respect to each $1,000 principal amount at maturity of notes:

         (1) if the Specified Date is one of the following dates (each a "Semi-Annual Accreted Date"), the amount set forth opposite this date below:

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                  Semi-Annual                            Accreted
                  Accreted Date                            Value
                  -------------                          ----------

                  03/01/01.............................      675.76
                  09/01/01.............................      721.37
                  03/01/02.............................      770.07
                  09/01/02.............................      822.05
                  03/01/03.............................      877.53
                  09/01/03.............................      936.77
                  03/01/04.............................    1,000.00

         (2) if the Specified Date occurs between two Semi-Annual Accreted Dates, the sum of

                  (a) the Accreted Value for the Semi-Annual Accreted Date
                      immediately preceding the Specified Date and

                  (b) an amount equal to the product of

                           (i) the Accreted Value for the immediately following
                               Semi-Annual Accreted Date less the Accreted Value for the immediately preceding Semi-Annual Accreted Date and

                          (ii) a fraction, the numerator of which is the number
                               of days from the immediately preceding
                               Semi-Annual Accreted Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180.

         "Acquired Debt" means, with respect to any specified Person:

         (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a subsidiary of such specified Person; and

         (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

         "Adjusted Operating Cash Flow" means, for the four most recent fiscal quarters for which internal financial statements are available, Operating Cash Flow of such Person and its Restricted Subsidiaries less DBS Cash Flow for the most recent four-quarter period plus DBS Cash Flow for the most recent quarterly period, multiplied by four.

         "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

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

         "Asset Sale" means:

         (1) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Pegasus Satellite and its subsidiaries taken as a whole will be governed by the provisions described above under the caption -- Repurchase at the Option of Holders -- Change of Control and/or the provisions described above under the caption -- Certain Covenants -- Merger, Consolidation or Sale of Assets and not by the provision of the Asset Sale covenant); and

         (2) the issue or sale by Pegasus Satellite or any of its Restricted Subsidiaries of Equity Interests of any of Pegasus Satellite's Restricted Subsidiaries, in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions that have a fair market value in excess of $1.0 million or for net proceeds in excess of $1.0 million.

         Notwithstanding the foregoing, the following transactions will not be deemed to be Asset Sales:

         (1) a transfer of assets by Pegasus Satellite to a Wholly Owned Restricted Subsidiary of Pegasus Satellite or by a Wholly Owned Restricted Subsidiary of Pegasus Satellite to Pegasus Satellite or to another Wholly Owned Restricted Subsidiary of Pegasus Satellite;

         (2) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary of Pegasus Satellite to Pegasus Satellite or to another Wholly Owned Restricted Subsidiary of Pegasus Satellite; and

         (3) a Restricted Payment that is permitted by the provisions of the covenant described above under the caption -- Certain
             Covenants -- Restricted Payments.

         "Asset Swap" means an exchange of assets by Pegasus Satellite or a Restricted Subsidiary of Pegasus Satellite for:

         (1) one or more Permitted Businesses;

         (2) a controlling equity interest in any Person whose assets consist primarily of one or more Permitted Businesses; and/or

         (3) long-term assets that are used in a Permitted Business in a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code or any similar or successor provision of the Internal Revenue Code.

         "Bank Facilities" means, with respect to Pegasus Satellite or any of its Restricted Subsidiaries, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

         "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

         "Capital Stock" means:

         (1) in the case of a corporation, corporate stock;

         (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

         (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

         (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

         "Cash Equivalents" means:

         (1) United States dollars;

         (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;

         (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better;

         (4) repurchase obligations with a term of not more than seven days or on demand for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

         (5) commercial paper having the highest rating at acquisition obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition; and

         (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

         "Certificate of Designation" means the (1) Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 12-3/4% Series A Cumulative Exchangeable Preferred Stock of Pegasus Satellite or
(2) the Certificate of Designation, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of 12-3/4% Series B Cumulative Exchangeable Preferred Stock of Pegasus Satellite.

         "Change of Control" means the occurrence of any of the following:

         (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Pegasus Satellite and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Principal or his Related Parties;

         (2) the adoption of a plan relating to the liquidation or dissolution of Pegasus Satellite;

         (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that:

             (a) any "person" (as defined above) becomes the "beneficial owner"
                 (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more of the Voting Stock (measured by voting power rather than number of shares) of Pegasus Satellite's parent company, Pegasus Communications Corporation, than is at the time beneficially owned (as defined above) by the Principal and his Related Parties in the aggregate;

             (b) the Principal and his Related Parties collectively cease to beneficially own (as defined above) Voting Stock of Pegasus Communications having at least 30% of the combined voting power of all classes of Voting Stock of Pegasus Communications then outstanding;

             (c) the Principal and his Affiliates acquire, in the aggregate, beneficial ownership (as defined above) of more than 66-2/3% of the shares of Class A Common Stock of Pegasus Communications Corporation at the time outstanding;

             (d) Pegasus Satellite ceases to be a subsidiary of Pegasus
                 Communications; or

         (4) the first day on which a majority of the members of the board of directors of Pegasus Satellite are not Continuing Directors.

         "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

         (1) the Net Income (but not loss) of any Person that is not a subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof;

         (2) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

         (3) the cumulative effect of a change in accounting principles shall be excluded; and

         (4) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to Pegasus Satellite or one of its subsidiaries.

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

         "Continuing Directors" means, as of any date of determination, any member of the board of directors of Pegasus Satellite who was a member of such board of directors on the Settlement Date or was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

         "Cumulative Operating Cash Flow" means, as of any date of determination, Operating Cash Flow for Pegasus Satellite and its Restricted Subsidiaries for the period (taken as one accounting period) from the beginning of the first full month commencing after November 30, 1998 to the end of the most recently ended fiscal quarter for which internal financial statements are available at such date of determination, plus all cash dividends received by Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite from any Unrestricted Subsidiary of Pegasus Satellite or Wholly Owned Restricted Subsidiary of Pegasus Satellite to the extent that such dividends are not included in the calculation of permitted Restricted Payments under paragraph (3) of the covenant described under the caption -- Certain Covenants -- Restricted Payments by virtue of clause (c) of such paragraph.

         "Cumulative Total Interest Expense" means, with respect to Pegasus Satellite and its Restricted Subsidiaries, as of any date of determination, Total Interest Expense for the period (taken as one accounting period) from the beginning of the first full fiscal month commencing after November 30, 1998 to the end of the most recently ended fiscal quarter for which internal financial statements are available at such date of determination.

         "DBS Cash Flow" means income from operations (before depreciation, amortization and Non-Cash Incentive Compensation to the extent deducted in arriving at income from operations) for the Satellite Segment determined on a basis consistent with the segment data contained in Pegasus Satellite's consolidated audited financial statements.

         "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

         "Default Amount" means, (i) prior to March 1, 2004, the Accreted Value of the notes as of the payment date, and (ii) after March 1, 2004, the principal amount at maturity thereof, plus, in the case of clause (ii), accrued and unpaid interest thereon, if any, to the payment date.

         "Designated Senior Debt" means (i) the Senior Bank Debt and (ii) any other Senior Debt permitted under the indenture the principal amount of which is $10.0 million or more and that has been designated by Pegasus Satellite as "Designated Senior Debt."

         "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature unless, in any such case, the issuer's obligation to pay, purchase or redeem such Capital Stock is expressly conditioned on its ability to do so in compliance with the provisions of the covenant described under the caption -- Certain Covenants -- Restricted Payments, except that Pegasus Satellite's Series A and Series B Preferred Stock shall not be deemed to be Disqualified Stock under the indenture

         "Eligible Indebtedness" means any Indebtedness other than Indebtedness in the form of, or represented by, bonds or other securities or any guarantee thereof and Indebtedness which is, or may be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

         "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

         "Existing Credit Facilities" means the Golden Sky Credit Facility and the PM&C Credit Facility.

         "Existing Indebtedness" means all Indebtedness of Pegasus Satellite and its subsidiaries (including Indebtedness under the Existing Credit Facilities) in existence on the Settlement Date, until such amounts are repaid.

         "Fair market value" means, with respect to assets or aggregate net proceeds having a fair market value:

         (1) of less than $5.0 million, the fair market value of such assets or proceeds determined in good faith by the board of directors of Pegasus Satellite (including a majority of the Independent Directors thereof) and evidenced by a board resolution; and

         (2) equal to or in excess of $5.0 million, the fair market value of such assets or proceeds as determined by an investment banking firm of national standing;

provided that the fair market value of the assets purchased in an arm's-length transaction by an Affiliate of Pegasus Satellite (other than a Subsidiary) from a third party that is not also an Affiliate of Pegasus Satellite or such purchaser and contributed to Pegasus Satellite within five business days of the consummation of the acquisition of such assets by such Affiliate shall be deemed to be the aggregate consideration paid by such Affiliate (which may include the fair market value of any non-cash consideration to the extent that the valuation requirements of this definition are complied with as to any such non-cash consideration).

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Settlement Date.

         "Golden Sky Credit Facility" means the Amended and Restated Credit Agreement, dated as of July 7, 1997, and amended and restated as of May 8, 1998, by and among Golden Sky Holdings, Inc., Golden Sky Systems, Inc., various lenders, Banque Paribas, as syndication agent, Fleet National Bank, as administrative agent, and General Electric Capital Corporation, as documentation agent, as amended through the Settlement Date.

         "Government Securities" means direct obligations of, or obligations guaranteed by, the United States for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

         "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, co-borrowing arrangements, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

         "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

         (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

         (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

         "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of:

         (1) borrowed money;

         (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

         (3) banker's acceptances;

         (4) representing any Capital Lease Obligations;

         (5) the balance deferred and unpaid of the purchase price of any property; or

         (6) representing any Hedging Obligations,

except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person.

         The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

         The amount of any Indebtedness outstanding as of any date shall be:

         (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

         (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

         "Indebtedness to Adjusted Operating Cash Flow Ratio" means, as of any date of determination, the ratio of:

         (1) the aggregate principal amount of all outstanding Indebtedness of a Person and its Restricted Subsidiaries as of such date on a consolidated basis, plus the aggregate liquidation preference of all outstanding preferred stock of the Restricted Subsidiaries of such Person as of such date (excluding Qualified Subsidiary Stock and any such preferred stock held by such Person or a Wholly Owned Restricted Subsidiary of such Person), plus the aggregate liquidation preference or redemption amount of all Disqualified Stock of such Person (excluding any Disqualified Stock held by such Person or a Wholly Owned Restricted Subsidiary of such Person) as of such date to

         (2) Adjusted Operating Cash flow of such Person and its Restricted Subsidiaries for the most recent four-quarter period for which internal financial statements are available determined on a pro forma basis after giving effect to all acquisitions and dispositions of assets (notwithstanding clause (3) of the definition of Consolidated Net Income) (including, without limitation, Asset Swaps) made by such Person and its Restricted Subsidiaries since the beginning of such four-quarter period through such date as if such acquisitions and dispositions had occurred at the beginning of such four-quarter period.

         "Independent Director" means a member of the board of directors who is neither an officer nor an employee of Pegasus Satellite or any of its Affiliates.

         "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by Pegasus Satellite for consideration consisting of common equity securities, or preferred stock which is not Disqualified Stock, of Pegasus Satellite shall not be deemed to be an Investment.

         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

         "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

         (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

         (2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

         "Net Proceeds" means the aggregate cash proceeds received by Pegasus Satellite or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting, investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness in connection with such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

         "Non-Cash Incentive Compensation" means incentive compensation paid to any officer of Pegasus Satellite or any of its subsidiaries in the form of Class A Common Stock of Pegasus Communications or options to purchase Class A Common Stock of Pegasus Communications pursuant to the Pegasus Communications Restricted Stock Plan and the Pegasus Communications 1996 Stock Option Plan.

         "Non-Recourse Debt" means Indebtedness:

         (1) as to which neither Pegasus Satellite nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise) or (c) constitutes the lender; and

         (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

         (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Pegasus Satellite or any of its Restricted Subsidiaries.

         "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Operating Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period less all non-cash income for such period (excluding any such non-cash income to the extent it represents an accrual of cash income in any future period or amortization of cash income received in a prior period) and plus:

         (1) extraordinary net losses and net losses on sales of assets outside the ordinary course of business during such period, to the extent such losses were deducted in computing such Consolidated Net Income;

         (2) provision for taxes based on income or profits, to the extent such provision for taxes was included in computing such Consolidated Net Income, and any provision for taxes utilized in computing the net losses under clause (1) hereof;

         (3) consolidated interest expense of such Person and its subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income;

         (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income; and

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         (5) Non-Cash Incentive Compensation to the extent such compensation expense was deducted in computing such Consolidated Net Income and to the extent not included in clause (4) of this definition.

         "Pari Passu Debt" means senior Indebtedness of Pegasus Satellite or any Subsidiary Guarantor permitted by the covenant described under the caption
-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," which ranks equally in right of payment with the Pegasus Satellite subordinated discount notes or any subsidiary guarantee.

         "Permitted Businesses" means any media or communications business, including but not limited to, any broadcast television station, cable franchise or other business in the television broadcasting, cable or direct-to-home satellite television industries and any business reasonably related or ancillary to any of the foregoing businesses.

         "Permitted Investments" means:

         (1) any Investments in Pegasus Satellite or in a Wholly Owned Restricted Subsidiary of Pegasus Satellite;

         (2) any Investments in Cash Equivalents;

         (3) Investments by Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite in a Person, if as a result of such Investment
             (a) such Person becomes a Wholly Owned Restricted Subsidiary of Pegasus Satellite or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Pegasus Satellite or a Wholly Owned Restricted Subsidiary of Pegasus Satellite;

         (4) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the provisions of the covenant described under the caption -- Repurchase at the Option of Holders -- Asset Sales; and

         (5) other Investments made since the date of the indenture (measured as of the time made and without giving effect to subsequent changes in value) that do not exceed an amount equal to $15.0 million plus, to the extent any such Investments are sold for cash or are otherwise liquidated or repaid for cash, any gains less any losses realized on the disposition of such Investments.

         "Permitted Liens" means:

         (1) Liens securing term loans, revolving borrowings, letters of credit or other Obligations under any Bank Facility;

         (2) Liens securing Eligible Indebtedness of a subsidiary that was permitted to be incurred under the indenture;

         (3) Liens on property of a Person existing at the time such Person is merged into or consolidated with Pegasus Satellite or any subsidiary of Pegasus Satellite; provided that such Liens were not created in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite;

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         (4)  Liens on property existing at the time of acquisition thereof by
              Pegasus Satellite or any subsidiary of Pegasus Satellite; provided that such Liens were not created in contemplation of such acquisition;

         (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

         (6)  Liens existing on the Settlement Date;

         (7) Liens to secure Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations permitted by clause (7) of the third paragraph of the covenant described under the caption -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock, covering only the assets acquired with such Indebtedness;

         (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

         (9) Liens incurred in the ordinary course of business of Pegasus Satellite or any subsidiary of Pegasus Satellite with respect to obligations that do not exceed $1.5 million at any one time outstanding;

         (10) Liens on deposits or Cash Equivalents made pursuant to legally binding agreements or non-binding letters of intent to acquire assets (or the Capital Stock of Persons owning such assets), in an amount not to exceed 10% of the purchase price of such assets or Capital Stock; provided that the assets to be acquired (or the Capital Stock of Persons owning such assets) will be owned by Pegasus Satellite or a Restricted Subsidiary of Pegasus Satellite upon consummation of the contemplated acquisition;

         (11) Liens encumbering deposits or Cash Equivalents made to secure obligations of Pegasus Satellite to repurchase Capital Stock of Pegasus Communications pledged to secure obligations of employees of Pegasus Satellite or its affiliates in an aggregate amount not to exceed $5.0 million at any time outstanding; and

         (12) Liens on assets of or Equity Interests in Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries.

         "Permitted Refinancing Debt" means any Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries; provided that:

         (1) the principal amount of (or accreted value, if applicable) such Permitted Refinancing Debt does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus (a) the amount of reasonable expenses incurred in connection therewith and (b) the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such refinancing or deemed by Pegasus Satellite or such Restricted Subsidiary necessary to be paid in order to effectuate such refinancing);

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         (2) such Permitted Refinancing Debt has a final maturity date not earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

         (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Debt has a final maturity date later than the final maturity date of the notes, and is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

         (4) such Indebtedness is incurred either by Pegasus Satellite or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

         (5) if such Permitted Refinancing Debt is incurred by a Restricted Subsidiary that is not a Subsidiary Guarantor, such Permitted Refinancing Debt constitutes Eligible Indebtedness.

         "PM&C" means Pegasus Media & Communications, Inc., a Delaware corporation and a direct Subsidiary of Pegasus Satellite.

         "PM&C Credit Facility" means the First Amended and Restated Credit Agreement, dated as of January 14, 2000, by and among PM&C, the several lenders from time to time party thereto, Bankers Trust Company, as administrative agent for such lenders, and certain other agents, as amended through the Settlement Date.

         "PM&C Notes" means PM&C's 12-1/2% Series B Senior Subordinated Notes due 2005.

         "Principal" means Marshall W. Pagon.

         "Qualified Subsidiary Stock" means Capital Stock of a subsidiary of Pegasus Satellite which by its terms:

         (1) does not mature, or is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, and is not redeemable at the option of the holder thereof, in whole or in part, prior to March 1, 2008 (in each case, whether automatically or upon the happening of any event) (unless, in any such case, the issuer's obligation to pay, purchase or redeem such Capital Stock is expressly conditioned on its ability to do so in compliance with the provisions of the covenant described under the caption -- Certain
             Covenants -- Restricted Payments);

         (2) is automatically exchangeable into shares of Capital Stock of Pegasus Satellite that is not Disqualified Stock upon the earlier to occur of (a) the occurrence of an Event of Default and (b) March 1, 2006;

         (3) has no voting or remedial rights; and

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         (4) does not permit the payment of cash dividends prior to March 1,
             2007 (unless, in the case of this clause (4), the issuer's ability to pay cash dividends is expressly conditioned on its ability to do so in compliance with the provisions of the covenant described under the caption -- Certain Covenants -- Restricted Payments).

         "Related Party" with respect to the Principal means:

         (1) any immediate family member of the Principal; or

         (2) any trust, corporation, partnership or other entity, more than 50% of the voting equity interests of which are owned directly or indirectly by, and which is controlled by, the Principal and/or such other Persons referred to in the immediately preceding clause
             (1).

         For purposes of this definition:

         (1) "immediate family member" means spouse, parent, step-parent, child, sibling or step-sibling; and

         (2) "control" has the meaning specified in the definition of Affiliate.

         In addition, the Principal's estate shall be deemed to be a Related Party until such time as such estate is distributed in accordance with the Principal's will or applicable state law.

         "Restricted Investment" means an Investment other than a Permitted Investment.

         "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

         "Satellite Segment" means the business involved in the marketing of video and audio programming and data information services through transmission media consisting of space-based satellite broadcasting services, the assets related to the conduct of such business held by Pegasus Satellite and its Restricted Subsidiaries on the Settlement Date, plus all other assets acquired by Pegasus Satellite or any of its Restricted Subsidiaries that are directly related to such business (excluding, without limitation, the terrestrial television broadcasting business and the assets related thereto and the cable television business and the assets related thereto); provided that any assets acquired by Pegasus Satellite or any of its Restricted Subsidiaries after the Settlement Date that are not directly related to such business shall not be included for purposes of this definition.

         "Senior Bank Debt" means the Indebtedness (including letters of credit) outstanding under any Bank Facility.

         "Senior Debt" means (i) the Senior Bank Debt and (ii) any other Indebtedness permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes owed or owing by Pegasus Satellite, (x) any Indebtedness of Pegasus Satellite to any of its Subsidiaries or Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the indenture.

         "Series A Preferred Stock" means Pegasus Satellite's 12-3/4% Series A Cumulative Exchangeable Preferred Stock.

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         "Series B Preferred Stock" means Pegasus Satellite's 12-3/4% Series B
Cumulative Exchangeable Preferred Stock.

         "Settlement Date" means the date on which the notes are issued under the Indenture.

         "Significant Subsidiary" means any subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Settlement Date.

         "Split Dollar Agreement" means the Split Dollar Agreement between Pegasus Satellite and Nicholas A. Pagon, Holly T. Pagon and Michael B. Jordan, as trustees of an insurance trust established by Marshall W. Pagon, as in effect on the Settlement Date.

         "Stated Maturity" means, with respect to any interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

         "Subordinated Exchange Note Indenture" means, collectively, the indentures filed as exhibits to the Certificates of Designation which would govern the Subordinated Exchange Notes, if issued, as the same may be amended, but without giving effect to any amendment that materially alters the economic terms thereof.

         "Subordinated Exchange Notes" means Pegasus Satellite's 12-3/4% Senior Subordinated Exchange Notes due 2007 issuable pursuant to the Subordinated Exchange Note Indenture in exchange for Pegasus Satellite's Series A or Series B Preferred Stock.

         "Subsidiary" means, with respect to any Person:

         (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person (or a combination thereof); and

         (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a subsidiary of such Person or (b) the only general partners of which are such Person or of one or more subsidiaries of such Person (or any combination thereof).

         "Subsidiary Guarantor" means any Restricted Subsidiary that shall have guaranteed, pursuant to a supplemental indenture and the requirements therefor set forth in the indenture, the payment of all principal of, and interest and premium, if any, on, the Pegasus Satellite subordinated discount notes and all other amounts payable under the notes or the indenture, which guarantee shall rank equally with or senior to all senior subordinated Indebtedness of such Restricted Subsidiary.

         "Total Interest Expense" means, with respect to any Person for any period, the sum of:

         (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations); and

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         (2) the consolidated interest expense of such Person and its Restricted
             Subsidiaries that was capitalized during such period, to the extent such amounts are not included in clause (1) of this definition; and

         (3) any interest expense for such period on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets (other than Equity Interests in Unrestricted Subsidiaries securing Indebtedness of Unrestricted Subsidiaries) of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); and

         (4) all cash dividend payments during such period on any series of preferred stock of a Restricted Subsidiary of such Person.

         "Unrestricted Subsidiary" means any subsidiary that is designated by the board of directors as an Unrestricted Subsidiary pursuant to a board resolution; but only to the extent that such subsidiary:

         (1) has no Indebtedness other than Non-Recourse Debt;

         (2) is not party to any agreement, contract, arrangement or understanding with Pegasus Satellite or any Restricted Subsidiary of Pegasus Satellite unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Pegasus Satellite or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Pegasus Satellite;

         (3) is a Person with respect to which neither Pegasus Satellite nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such person's financial condition or to cause such Person to achieve any specified levels of operating results;

         (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Pegasus Satellite or any of its Restricted Subsidiaries; and

         (5) has at least one executive officer that is not a director or executive officer of Pegasus Satellite or any of its Restricted Subsidiaries.

         Any such designation made by the board of directors at a time when any notes are outstanding shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the provisions of the covenant described under the caption -- Certain Covenants -- Restricted Payments. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Pegasus Satellite as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the provisions of the covenant described under the caption -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock (treating such subsidiary as a Restricted Subsidiary for such purpose for the period relevant to such covenant), Pegasus Satellite shall be in default of such covenant); provided, however, that in the event an Unrestricted Subsidiary ceases to meet the requirement set forth in clause (5) of this definition, such Unrestricted Subsidiary shall have 60 days to meet such requirement before such Unrestricted Subsidiary shall cease to be an Unrestricted Subsidiary. The board of directors of Pegasus Satellite may at any time designate any Unrestricted Subsidiary to be


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a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Pegasus Satellite of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall be permitted only if (1) such Indebtedness is permitted under the covenant described under the provisions of the covenant described under the caption -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock (treating such Subsidiary as a Restricted Subsidiary for such purpose for the period relevant to such covenant) and (2) no Default or Event of Default would be in existence following such designation.

         "Voting Stock" means with respect to any specified Person, Capital Stock with voting power, under ordinary circumstances and without regard to the occurrence of any contingency, to elect the directors or other managers or trustees of such Person.

         "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

         (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

         (2) the then outstanding principal amount of such Indebtedness.

         "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock (other than Qualified Subsidiary Stock) or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.



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                          Business of Pegasus Satellite
General

         Pegasus Satellite is:

         o the only publicly-traded satellite TV and Internet services company primarily focused on providing services to rural and underserved areas of the United States;

         o one of the fastest growing media companies in the United States; we have increased our direct broadcast satellite revenues at a compound growth rate of 287% per annum since our inception of this business in 1994;

         o the tenth largest multichannel video provider in the United States and the third largest direct broadcast satellite provider;

         o        the largest independent distributor of DIRECTV(R) with over
                  1.4 million subscribers at December 31, 2000, the exclusive right to distribute DIRECTV digital broadcast satellite services to over 7.5 million rural households in 41 states and a retail network of over 3,500 independent retailers;

         o through agreements with Liberate Technologies, Genuity, Hughes Network Systems and other companies, expanding the array of advanced digital satellite products and services it offers, including high-speed Internet connectivity through Pegasus Expresssm Powered by DirecPC(R) (a two-way broadband always-on satellite connection); and

         o the owner or programmer of ten TV stations affiliated with either Fox, UPN or the WB.

Satellite Services in Rural Areas

         Rural areas include approximately 85% of the total landmass of the continental United States and have an average home density of approximately 11 homes per square mile. Because the cost of reaching a household by a cable or other wireline distribution system is generally inversely proportional to home density and the cost of providing satellite service is not, satellite services have strong cost advantages over cable and other wireline distribution systems in rural areas.

         There are approximately 90 million people, 35 million households and three million businesses located in rural areas of the United States. Rural areas therefore represent a large and attractive market for direct broadcast satellite and other digital satellite services. Approximately 56% of all U.S. direct broadcast satellite subscribers reside in rural areas. It is likely that future digital satellite services, such as soon to be launched digital audio services and satellite broadband multimedia services, will also achieve disproportionate success in rural areas as compared to metropolitan areas.

         It is difficult, however, for satellite and other service providers to establish sales and distribution channels in rural areas. In contrast to metropolitan areas, where there are many strong national retail chains, few national retailers have a presence in rural areas. Most retailers in rural areas are independently owned and have only one or two store locations. For these reasons, satellite providers seeking to establish broad and effective rural distribution have limited alternatives:

         o They may seek to distribute their services through one of the few national retailers, such as Radio Shack or Wal-Mart, that have a strong retail presence in rural areas.

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         o        They may seek to establish direct sales channels in rural
                  areas.

         o They may seek to distribute through national networks of independent retailers serving rural areas, such as have been established by EchoStar and by Pegasus Satellite.

Pegasus Rural Focus and Strategy

         We believe that direct broadcast satellite and other digital satellite services will achieve disproportionately greater consumer acceptance in rural and underserved areas than in metropolitan areas. Direct broadcast satellite services have already achieved a penetration of more than 24% in rural areas of the United States, as compared to approximately 9% in metropolitan areas.

         Our long-term goal is to become an integrated provider of direct broadcast satellite and other digital satellite services for rural areas of the United States. To accomplish our goal, we are pursuing the following strategy:

         o Continue to Grow Our Rural Subscriber Base by Aggressively Marketing DIRECTV. Pegasus Satellite currently serves in excess of 1.4 million DIRECTV subscribers, which represents a penetration of approximately 19%. Our rate of growth has accelerated as we have increased our scale and expanded the Pegasus network of independent retailers.

         o Continue to Acquire Other DIRECTV Rural Affiliates. We currently own approximately 80% of the DIRECTV exclusive territories held by DIRECTV's rural affiliates. We have had an excellent track record of acquiring DIRECTV rural affiliates and believe that we have a competitive advantage in acquiring additional DIRECTV rural affiliates. We base this belief on our position as the largest DIRECTV rural affiliate, our access to the capital markets and our strong reputation in the direct broadcast satellite industry. We will continue to pursue our strategy of acquiring other DIRECTV rural affiliates.

         o Continue to Develop the Pegasus Retail Network. We have established the Pegasus network of independent retailers in order to distribute DIRECTV in our DIRECTV exclusive territories. Our consolidation of DIRECTV's rural affiliates has enabled us to expand the Pegasus retail network to over 3,500 independent retailers in 41 states. We believe that the Pegasus retail network is one of the few sales and distribution channels for digital satellite services with broad and effective reach in rural areas of the U.S. We intend to further expand the Pegasus retail network in order to increase the penetration of DIRECTV in rural areas and to enable us to distribute additional digital satellite services and products that will complement our distribution of DIRECTV, such as our high speed two-way satellite Internet access product Pegasus Express.

         o Generate Future Growth By Bundling Additional Digital Satellite Services with Our Distribution of DIRECTV Services. We believe that new digital satellite services, such as digital audio services, broadband multimedia services and mobile satellite services, will be introduced to consumers and businesses in the next five years. These services, like direct broadcast satellite, should achieve disproportionate success in rural areas. However, because there are limited sales and distribution channels in rural areas, new digital satellite service providers will confront the same difficulties that direct broadcast satellite service providers have encountered in establishing broad distribution in rural areas, as compared to metropolitan areas. We believe that the Pegasus retail network will enable us to establish

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                  relationships with digital satellite service providers that will position us to capitalize on these new opportunities.

Direct Broadcast Satellite Television

         There are currently two nationally branded direct broadcast satellite programming services: DIRECTV and EchoStar. At December 31, 2000, there were
14.8 million direct broadcast satellite subscribers in the United States:

         o 9.5 million DIRECTV subscribers, including approximately 7.8 million subscribers served by DIRECTV itself, 1.4 million subscribers served by Pegasus Satellite and 325,000 subscribers served by the less than 100 other DIRECTV rural affiliates; and

         o        5.3 million EchoStar subscribers.

         Both direct broadcast satellite programming services are digital satellite services and therefore require that a subscriber install a satellite receiving antenna or dish and a digital receiver. DIRECTV and EchoStar require a satellite dish of approximately 18 inches in diameter that may be installed by the consumer without professional assistance. The market shares of DIRECTV and EchoStar among all direct broadcast satellite subscribers nationally are currently 64% and 36%, respectively. The Yankee Group has estimated that the number of direct broadcast satellite subscribers will grow to 25 million by 2005.

DIRECTV

         DIRECTV is a service of Hughes Electronics Corporation, a subsidiary of General Motors Corporation. DIRECTV offers in excess of 200 entertainment channels of near laser disc quality video and compact disc quality audio programming. DIRECTV currently transmits via four high-power Ku band satellites. We believe that DIRECTV's extensive line-up of pay-per-view movies and events and sports packages, including the exclusive "NFL Sunday Ticket," have enabled DIRECTV to capture a majority market share of existing direct broadcast satellite subscribers and will continue to drive strong subscriber growth for DIRECTV services in the future. DIRECTV had 1.8 million net subscriber additions in 2000.

DIRECTV Rural Affiliates

         Prior to the launch of DIRECTV's programming service, Hughes Electronics, which was succeeded by its subsidiary DIRECTV, entered into an agreement with the National Rural Telecommunications Cooperative authorizing the National Rural Telecommunications Cooperative to offer its members and affiliates the opportunity to acquire exclusive rights to distribute DIRECTV programming services in rural areas of the United States. The National Rural Telecommunications Cooperative is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Approximately 250 National Rural Telecommunications Cooperative members and affiliates acquired such exclusive rights, thereby becoming DIRECTV rural affiliates. The DIRECTV exclusive territories acquired by DIRECTV's rural affiliates include approximately 9.0 million rural households.

Consolidation of DIRECTV Rural Affiliates

         When DIRECTV was launched in 1994, Pegasus was the largest of the original DIRECTV rural affiliates, with a DIRECTV exclusive territory of approximately 500,000 homes in four New England states. In October 1996, Pegasus Satellite first acquired exclusive distribution rights from another

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DIRECTV rural affiliate, thereby beginning a process of consolidation that has significantly changed the composition of DIRECTV's rural affiliates. Since October 1996, Pegasus Satellite has acquired exclusive distribution rights from approximately 165 DIRECTV rural affiliates, including the April 1998 acquisition of Digital Television Services, Inc. and the May 2000 acquisition of Golden Sky Holdings, Inc. Today, Pegasus Satellite represents 80% of the DIRECTV exclusive territories held by DIRECTV's rural affiliates, and has over 1.4 million subscribers in exclusive DIRECTV territories representing 7.5 million homes for a penetration rate of approximately 19%. There are less than 100 remaining rural affiliates with 325,000 subscribers in exclusive DIRECTV territories representing approximately 2 million homes. We believe that consolidation among DIRECTV's rural affiliates will continue and that we have a competitive advantage in acquiring additional DIRECTV rural affiliates. We base this belief on our position as the largest DIRECTV rural affiliate, our access to the capital markets and our strong reputation in the direct broadcast satellite industry.

The Pegasus Retail Network

         The Pegasus retail network is a network of over 3,500 independent satellite, consumer electronics and other retailers serving rural areas. We began the development of the Pegasus retail network in 1995 in order to distribute DIRECTV in our original DIRECTV exclusive territories in New England. We have expanded this network into 41 states as a result of our acquisitions of DIRECTV rural affiliates since 1996. Today, the Pegasus retail network is one of the few sales and distribution channels available to digital satellite service providers seeking broad and effective distribution in rural areas throughout the continental United States.

         We believe that the national reach of the Pegasus retail network has positioned us to:

         o improve the penetration of DIRECTV in DIRECTV exclusive territories that we now own or that we may acquire from other DIRECTV rural affiliates;

         o assist DIRECTV in improving DIRECTV's direct broadcast satellite market share in rural areas outside of the DIRECTV exclusive territories held by the other DIRECTV rural affiliates; and

         o offer providers of new digital satellite services, such as the digital audio and broadband multimedia satellite services, an effective and convenient means for reaching the approximately 30% of America's population that live and work in rural areas.

Other Digital Broadband Satellite Services

         Our research tends to show that there is a significant and growing market for broadband access to the Internet among both consumers and businesses. In metropolitan areas, we believe that satellite broadband services will compete with cable modem and telephone company DSL broadband services. However, in many rural and underserved areas, cable modem or DSL broadband access services are not currently available and broadband Internet access will likely be available only via satellite and terrestrial wireless broadband access for the foreseeable future. Because of our previous success in introducing DBS services to rural and underserved areas, we believe that we will be well situated to now introduce satellite based broadband Internet access to rural and underserved areas, though we cannot assure you that we will be successful.

         During the first half of 2001, Pegasus Satellite will be doing its initial roll out of Pegasus Express, our new high-speed satellite broadband Internet access service to consumers. The first Pegasus Express service to be launched will be "Pegasus Express powered by DirecPC" pursuant to a July 19, 2000

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agreement with Hughes Network Systems, a unit of Hughes Electronics Corporation, which also owns DIRECTV. The new service will require users to install a two-way satellite dish and USB-connected satellite modem and will offer users 400 kilobits-per-second downstream Internet access speeds via satellite, as opposed to a maximum of 56 kilobits-per-second currently available through dial-up modems. Our ability to offer Pegasus Express powered by DirecPC is not limited to the territories in which we offer DIRECTV. As a consequence, we plan to market our new service not only through our 3,500-plus network of independent retailers but also through agreements with distributors and other retailers. Aside from offering "Pegasus Express powered by DirecPC," we also plan to deliver Internet services through technology not based on DirecPC. In addition to Pegasus Express, Pegasus Satellite anticipates launching Pegasus Express Pro, a service similar to Pegasus Express but directed to businesses, in 2001.

New Business Development Initiatives

         Pegasus iTV. Our research tends to show that many consumers may be more comfortable in a "TV-centric" environment, where the TV is the main interactive interface, than in a "PC-centric" environment, where the personal computer is the Internet access device. As a consequence, Pegasus Satellite is developing Pegasus iTV to offer consumers, through an interactive TV set-top box, an easy-to-use, low-cost TV-based alternative to a computer for Internet access as well as interactive TV services, on-line home shopping and other options. If Pegasus Satellite launches a TV-centric product, it will probably be offered in several phases over the next five years or so, beginning with a basic product and evolving into more sophisticated set-top boxes and a consumer premises unit that can be networked with other devices in the home, such as computers and "smart" entertainment devices. Each product phase would be expected to be designed to build on the preceding one and extend the hardware platform for increased functionality, greater speed and expanded applications.

         Guard Band Licenses. In September 2000, as part of an auction process, the FCC announced that Pegasus Guard Band, LLC, one of our subsidiaries, was the high bidder for 31 guard band licenses in consideration of a payment of $91.6 million. On December 21, 2000, the FCC granted Pegasus Guard Band the licenses for these frequencies. In a February 2001 reauction of certain guard band licenses which were not granted in the original September 2000 auction, Pegasus Guard Band, LLC was the high bidder on three additional licenses for aggregate consideration of $3.8 million. The granting of these three additional licenses is subject to final approval by the FCC.

         The guard band licenses are located in the 700 MHz frequency band between the portion of the 700 MHz spectrum reserved for public safety operations and the portion allocated for commercial wireless services. Of the 34 guard band licenses, 32 are designated as "A" licenses, which means that each license is 2 MHz consisting of a pair of 1 MHz guard band frequencies. These licenses include major economic areas such as Boston, Chicago, Detroit, New York City, Philadelphia, Pittsburgh, Portland, San Francisco/Oakland and Seattle. Two of the licenses are "B" licenses of 4 MHz, consisting of a pair of 2 MHz guard band frequencies, in each of the major economic areas in the country. The term of Pegasus Guard Band's licenses runs through January 1, 2015, unless Pegasus Guard Band uses the licenses to provide new broadcast-type operations beginning on or before January 1, 2006, in which case it will be required to renew the license eight years after the beginning of these new broadcast-type operations.

         As manager of the guard band licenses, Pegasus Guard Band must lease at least 50.1% of the licensed spectrum in a geographic area to unaffiliated parties on a for-profit basis. Pegasus Guard Band may not lease more than 49.9% of the licensed spectrum in any geographic area to its own affiliates. Pegasus Guard Band may subdivide its spectrum in any manner it chooses and make it available to system operators or directly to end-users for fixed or mobile communications, consistent with the frequency coordination and interface rules specified for the bands.

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         We have not fully developed our plans for use of the guard band licenses in our business at this time. For more information about these licenses, see Guard Band Licenses.

Broadcast Television

         Pegasus Satellite owns or operates ten TV stations affiliated with Fox, UPN, or the WB located in the Jackson, Mississippi; Chattanooga, Tennessee; Gainesville, Florida; Tallahassee, Florida; Wilkes Barre/Scranton, Pennsylvania; and Portland, Maine markets. We have purchased or launched TV stations affiliated with the "emerging networks" of Fox, UPN and the WB, because, while affiliates of these networks generally have lower revenue shares than stations affiliated with ABC, CBS and NBC, we believe that they will experience growing audience ratings and therefore afford us greater opportunities for increasing their revenue share. We have entered into local marketing agreements in markets where we already own a station because they provide additional opportunities for increasing revenue share with limited additional operating expenses. However, the FCC has recently adopted rules which in most instances would prohibit us from expanding in our existing markets through local marketing agreements and may require us to modify or terminate our existing agreements. We have entered into local marketing agreements to program one station as an affiliate of Fox, three stations as affiliates of the WB network and one station as an affiliate of UPN. We plan to own and operate an additional station affiliated with the WB in 2001.

Recent Completed and Pending Transactions

         Pegasus Satellite Transactions

         The following are completed and pending transactions pertaining to the business of Pegasus Satellite.

         Sale of Puerto Rico Cable System. On September 15, 2000, our subsidiaries sold the assets of their entire cable systems in Puerto Rico to Centennial Puerto Rico Cable TV Corp., a subsidiary of Centennial Communications Corp., for the purchase price of $170 million in cash (subject to certain adjustments). At the time of sale, the Puerto Rico cable systems served approximately 57,000 subscribers and passed over approximately 170,000 homes in Aguadilla, Mayaguez, San German and surrounding communities in the western part of Puerto Rico.

         Sale of Broadcast Tower Assets. On July 17, 2000, under the terms of an agreement with SpectraSite Broadcast Group, a division of SpectraSite Holdings, Inc., we sold our interest in 11 broadcast towers to SpectraSite for approximately 1.4 million shares of SpectraSite common stock in a transaction valued at approximately $37.5 million based on the July 17, 2000 closing price per share of SpectraSite common stock of $27.313. The SpectraSite stock we received was valued at $18.2 million at December 31, 2000. Under the terms of the agreement, SpectraSite will lease back to Pegasus Satellite eight of the 11 tower facilities it purchased and will build several new digital television towers for use by Pegasus Broadcast Television, Inc. SpectraSite will also have preferential bidding rights for future tower facilities we may need.

         Completed Exchange Offer. On February 22, 2001, we completed an exchange offer in which we exchanged $162.6 million in liquidation preference of our new 12-3/4% Series A cumulative exchangeable preferred stock for outstanding 12-3/4% Series A cumulative exchangeable preferred stock of our new holding company, Pegasus Communications.

         Merger with Golden Sky Holdings, Inc. On May 5, 2000, we acquired and merged Golden Sky Holdings, Inc. with one of our subsidiaries in a transaction accounted for as a purchase. The stockholders

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of Golden Sky Holdings exchanged all of their outstanding capital stock for approximately 12.2 million shares of our Class A common stock valued at $578.6 million and approximately 724,000 options to purchase our Class A common stock valued at $33.2 million. The total consideration for the merger was $1.2 billion, as revised (see Revisions to the Accounting of Certain Acquisitions below.) As a result of this merger, Golden Sky Holdings became a wholly-owned subsidiary of ours.

         We did not assume and do not guarantee or otherwise have any liability for Golden Sky Holdings' outstanding indebtedness or any other liability of Golden Sky Holdings that is included in our balance sheet resulting from the merger. Golden Sky Holdings did not assume and does not guarantee or otherwise have any liability for any of our indebtedness or other liability or that of any of our subsidiaries.

         All of the Class A common stock of Pegasus Satellite received by Golden Sky Holdings' stockholders at the time of the merger, has automatically become, as part of a reorganization in which Pegasus Satellite adopted a new holding company structure, the Class A common stock of Pegasus Satellite's new holding company, Pegasus Communications Corporation. For more information regarding the reorganization, see Note 21 of the Notes to Consolidated Financial Statements of Pegasus Satellite included in Annex B to this prospectus.

         Revisions to the Accounting of Certain Acquisitions. At year end 2000, we corrected the purchase accounting and allocations of the purchase consideration in the acquisitions of Golden Sky Holdings and the 1998 acquisition of Digital Television Services, Inc. The revised merger consideration for Golden Sky Holdings was $1.2 billion and for Digital Television Services was $336.5 million. These revisions principally affected our allocation of the purchase prices to the amounts of the deferred income taxes existing at the dates of the respective acquisitions and the amounts of DBS rights assets that were recorded at those dates.

         The cumulative effect of these purchase accounting revisions from the dates of the respective acquisitions to December 31, 2000 as recorded on December 31, 2000 was: an increase in deferred income tax assets of $21.6 million, a reduction in the valuation allowance applied to deferred income tax assets of $230.2 million, a reduction in the amount of the purchase price allocated to DBS rights assets acquired of $300.8 million, a reduction in the accumulated amortization of DBS rights assets of $35.8 million, a reduction in deferred income tax liabilities of $115.7 million and a reduction of our 2000 beginning accumulated deficit of $26.8 million for the impact of the revisions to the Digital Television Services acquisition related to periods prior to 2000. We restated affected amounts for 1998 and 1999 in our statement of operations and comprehensive loss for the effect of the adjustment to our beginning accumulated deficit as indicated below. The effect of these revisions in our statement of operations and comprehensive loss were: for 1998, a reduction of DBS rights amortization expense of $3.9 million and an increase in income tax benefits of $26.4 million; for 1999, a reduction of DBS rights amortization expense of $5.9 million and recognition of income tax expense of $9.4 million and for 2000, a reduction of DBS rights amortization expense of $25.9 million and an increase in income tax benefits of $49.7 million. See Notes 2, 12 and 20 of the Notes to Consolidated Financial Statements of Pegasus Satellite included in Annex B to this prospectus for further information on the purchase accounting revisions and restatements to the financial statements.

         New Holding Company Transactions

         Holding Company Reorganization. On February 22, 2001, Pegasus Communications adopted a new holding company structure. In the reorganization, all common and preferred stock of Pegasus Satellite (formerly named Pegasus Communications Corporation) was exchanged for identical common and preferred stock of its new holding company, which assumed the name Pegasus Communications Corporation, and thereby Pegasus Satellite became a direct subsidiary of the new holding company. The

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publicly-held debt securities of Pegasus Satellite remained with it, and, as a result of an exchange offer, the 12-3/4% Series A cumulative exchangeable preferred stock of the new holding company was exchanged for Pegasus Satellite's 12-3/4% Series A cumulative exchangeable preferred stock. In addition to Pegasus Satellite, the new holding company also has another direct subsidiary, Pegasus Development Corporation. Pegasus Development holds assets such as the intellectual property rights Pegasus Satellite licensed from Personalized Media Communications L.L.C. in January 2000 and certain pending applications filed with the FCC for satellite licenses. Neither the new holding company nor Pegasus Development Corporation or any other direct subsidiary of the new holding company that may exist in the future will be liable to pay on Pegasus Satellite's securities or subject to the covenants and restrictions contained in its securities.

         The following are certain pending transactions pertaining to the business of our new holding company. Prior to the reorganization, they were transactions of Pegasus Satellite or its subsidiaries.

         Pending Ka License Application. Pegasus Development Corporation has an application pending before the FCC that requests authority to operate Ka-band geostationary satellites at five different orbital locations. Two of these orbital locations would permit service to the entire continental U.S., and three of them are primarily for service outside of the U.S. Ka-band. Geostationary satellite systems are capable of providing two-way, "always on," high-speed or broadband Internet access directly to residential and small office/home office consumers as well as high quality video and audio services channels. If all or part of this application is approved, either Pegasus Communications or Pegasus Development intends to construct and launch these satellites and associated ground systems, or engage third parties to do so on its behalf, in connection with the delivery of broadband Internet access, video and audio streaming and video broadcast services to consumers and businesses. There can be no assurance that the application will be granted, that financing will be secured, that the FCC will assign orbital slots that meet Pegasus Communication's business requirements, or, due to the long lead-time to procure satellites, that Pegasus Development could procure satellites within the required timeframe (either 2004 or 2005).

         Pending Terrestrial Broadband Licenses. Pegasus Development is one of two applicants currently competing for FCC licenses to a nationwide allocation of 500 MHz of spectrum to operate a terrestrial radio system in the 12 GHz band, though there is a third applicant seeking to provide service only in several Midwest states. There may be additional future applicants for these licenses. The FCC has decided that the spectrum may be used for video programming and data services. Pegasus Development filed the application for the purpose of providing these services, including local television broadcast signals throughout the United States. A full build-out of the radio system as specified in the application will require construction of transmitting sites in over 2,000 markets throughout the country. Because the proposed services would operate in the frequency band authorized for use by direct broadcast satellite licensees, Pegasus Development has proposed to operate on a secondary basis to protect direct broadcast licensees and their customers.

         Pegasus Development's application followed the 1999 applications by affiliates of Northpoint Technology, Ltd. to provide similar terrestrial services in the same band. Northpoint has opposed the application. The Northpoint applications have been opposed by direct broadcast satellite operators, such as DIRECTV, EchoStar Communications Corporation and others. Although Pegasus Development has committed to operate these licenses, if granted, only to the extent that independent tests demonstrate that operations would not cause interference to direct broadcast satellite services, Pegasus Development's application may be similarly opposed once it has been accepted for filing and put on public notice by the FCC. Because the FCC has not yet adopted specific technical or service rules or conducted a licensing proceeding, there can be no assurance that the FCC will permit Pegasus Development to provide terrestrial service in the 12.2-12.7 GHz band. There can be no assurance that the FCC will grant Pegasus Development's application, and even if the FCC grants the application, it may put restrictions on the

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licenses that could materially impair the use of the licenses in the broadband business. The FCC may use an auction to select licensees.

         Northpoint Technology holds two issued U.S. patents and, based on these patents, has publicly asserted that any FCC licensee operating in the proposed terrestrial service will infringe on its patents. Northpoint Technology has also notified Pegasus Development directly of the existence of the patents. Because the FCC has not yet granted any terrestrial broadband licenses, the conditions under which a licensee would be permitted to operate the terrestrial service are not known. Therefore, Pegasus Development is unable to evaluate whether implementation of its system would implicate Northpoint Technology's patents. Although the parameters of any system which would be licensed by the FCC are not defined, Pegasus has studied the scope of the Northpoint patents and intends, if licensed by the FCC, to operate outside the scope of any valid claim of the Northpoint patents.

         If Pegasus Development's application is granted, Pegasus Development plans to use the licenses to provide subscription broadband data and multi-channel video services. As stated above, a number of factors could prevent or inhibit Pegasus Development from carrying out these plans, including technological issues, its ability to develop and obtain products, market acceptance, competition and its ability to secure financing.

Competition

         Our direct broadcast satellite business faces competition from other current or potential multichannel programming distributors, including other direct broadcast satellite operators, cable operators, wireless cable operators, Internet and local and long-distance telephone companies, which may be able to offer more competitive packages or pricing than we or DIRECTV can provide. In addition, the direct broadcast satellite industry is still evolving and recent or future competitive developments could adversely affect us.

         Our TV stations compete for audience share, programming and advertising revenue with other television stations in their respective markets and with cable operators and other advertising media. Cable operators in particular are competing more aggressively than in the past for advertising revenues in our TV stations' markets. This competition could adversely affect our stations' revenues and performance in the future.

         In addition, the markets in which we operate are in a constant state of change due to technological, economic and regulatory developments. We are unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on our businesses.

Employees

         As of December 31, 2000, we had 979 full-time and 196 part-time employees. We are not a party to any collective bargaining agreements and we consider our relations with our employees to be good.

Direct Broadcast Satellite Agreements

         Prior to the launch of the first DIRECTV satellite in 1993, Hughes entered into various agreements intended to assist it in the introduction of DIRECTV services, including agreements with RCA/Thomson for the development and manufacture of direct broadcast satellite reception equipment and with United States Satellite Broadcasting Company, Inc. for the sale of five transponders on the first satellite. In an agreement concluded in 1994, Hughes offered members and affiliates of the National Rural

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Telecommunications Cooperative the opportunity to become the exclusive providers of certain direct broadcast satellite services using the DIRECTV satellites at the 101(degree) W orbital location, generally including DIRECTV programming, to specified residences and commercial subscribers in rural areas of the U.S. The National Rural Telecommunications Cooperative is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the U.S. National Rural Telecommunications Cooperative members and affiliates that participated in its direct broadcast satellite program acquired the rights to provide the direct broadcast satellite services described above in their service areas. The service areas purchased by participating National Rural Telecommunications Cooperative members and affiliates comprise approximately 9 million television households and were initially acquired for aggregate commitment payments exceeding $100 million.

         We are an affiliate of the National Rural Telecommunications Cooperative, participating through agreements in its direct broadcast satellite program. The agreement between Hughes (and DIRECTV as its successor) and the National Rural Telecommunications Cooperative, and related agreements between the National Rural Telecommunications Cooperative and its participating members and affiliates, provide those members and affiliates with substantial rights and benefits from distribution in their service areas of the direct broadcast satellite services, including the right to set pricing, to retain all subscription remittances and to appoint sales agents. In exchange for such rights and benefits, the participating members and affiliates made substantial commitment payments to DIRECTV. In addition, the participating members and affiliates are required to reimburse DIRECTV for their allocable shares of certain common expenses, such as programming, satellite-specific costs and expenses associated with the billing and authorization systems, and to remit to DIRECTV a 5% fee on subscription revenues.

         DIRECTV has disputed the extent of the rights held by the participating National Rural Telecommunications Cooperative members and affiliates. See Business of Pegasus Satellite - Legal Proceedings - DIRECTV Litigation. Those disputes include the rights asserted by participating members and affiliates:

         o to provide all services offered by DIRECTV that are transmitted over 27 frequencies that the FCC has authorized for DIRECTV's use for a term running through the life of DIRECTV's satellites at the 101(degree) W orbital location;

         o        to provide certain other services over the DIRECTV satellites;
                  and

         o to have the National Rural Telecommunications Cooperative exercise a right of first refusal to acquire comparable rights in the event that DIRECTV elects to launch successor satellites upon the removal of the DIRECTV satellites from their orbital location at the end of their lives.

         The financial terms of the right of first refusal are likely to be the subject of negotiation and Pegasus Satellite is unable to predict whether substantial additional expenditures by the National Rural Telecommunications Cooperative will be required in connection with the exercise of such right of first refusal.

         The agreements between the National Rural Telecommunications Cooperative and participating National Rural Telecommunications Cooperative members and affiliates terminate when the DIRECTV satellites are removed from their orbital location at the end of their lives. Our agreements with the National Rural Telecommunications Cooperative may also be terminated as follows:

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         o        If the agreement between DIRECTV and the National Rural
                  Telecommunications Cooperative is terminated because of a breach by DIRECTV, the National Rural Telecommunications Cooperative may terminate its agreements with us, but the National Rural Telecommunications Cooperative will be responsible for paying to us our pro rata portion of any refunds that the National Rural Telecommunications Cooperative receives from DIRECTV.

         o If we fail to make any payment due to the National Rural Telecommunications Cooperative or otherwise breach a material obligation of our agreements with the National Rural Telecommunications Cooperative, the National Rural Telecommunications Cooperative may terminate our agreement with the National Rural Telecommunications Cooperative in addition to exercising other rights and remedies against us.

         o If the National Rural Telecommunications Cooperative's agreement with DIRECTV is terminated because of a breach by the National Rural Telecommunications Cooperative, DIRECTV is obligated to continue to provide DIRECTV services to Pegasus Satellite by assuming the National Rural Telecommunications Cooperative's rights and obligations under the National Rural Telecommunications Cooperative's agreement with DIRECTV or under a new agreement containing substantially the same terms and conditions as the National Rural Telecommunications Cooperative's agreement with DIRECTV.

         We are not permitted under our agreements with the National Rural Telecommunications Cooperative to assign or transfer, directly or indirectly, our rights under these agreements without the prior written consent of the National Rural Telecommunications Cooperative and DIRECTV, which consents cannot be unreasonably withheld.

         The National Rural Telecommunications Cooperative has adopted a policy requiring any party acquiring DIRECTV distribution rights from a National Rural Telecommunications Cooperative member or affiliate to post a letter of credit to secure payment of National Rural Telecommunications Cooperative's billings if the acquiring person's monthly payments to the National Rural Telecommunications Cooperative, including payments on account of the acquired territory, exceeds a specified amount. Pursuant to this policy, Pegasus Satellite or its subsidiaries have posted letters of credit of approximately $58.4 million in connection with completed direct broadcast satellite acquisitions. Although this requirement can be expected to reduce somewhat our acquisition capacity inasmuch as it ties up capital that could otherwise be used to make acquisitions, we expect this reduction to be manageable. There can be no assurance, however, that the National Rural Telecommunications Cooperative will not in the future seek to institute other policies, or to change this policy, in ways that would be material to us.

         On August 9, 2000, Pegasus Satellite agreed with DIRECTV, Inc. to provide seamless marketing and sales for DIRECTV retailers and distributors and to provide seamless customer service to all of our existing and prospective customers. Under the terms of the agreements, Pegasus Satellite and DIRECTV reimburse each other for some of the costs incurred in the activation of new customers in our respective territories. The agreements also allow us to provide customers more expansive service selection during activation and a simplified and consolidated billing process and dealers receive compensation regardless of where a customer activates service. In particular, Pegasus Satellite obtained the right to provide our customers with video services currently distributed by DIRECTV from certain frequencies, including the right to provide the premium services HBO, Showtime, Cinemax and The Movie Channel, which are the subject of litigation between DIRECTV and Pegasus Satellite, as well as sports programming, local TV stations and DIRECTV PARA TODOS' Spanish-language programming packages. Under the agreement, Pegasus Satellite will retain 10% to 20% of the revenues associated with these additional programming

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services, with the exception of DIRECTV PARA TODOS' Spanish-language programming packages, from which we will retain 80% of all revenues. Under the terms of the agreement, Pegasus Satellite will be responsible for all sales, marketing, billing, customer care and, in the case of PARA TODOS, programming costs associated with providing these services to our customers.

Guard Band Licenses

         In September 2000, as part of an auction process, the FCC announced that Pegasus Guard Band, LLC, one of our subsidiaries, was the high bidder for 31 guard band licenses in consideration of a payment of $91.6 million. On December 21, 2000, the FCC granted Pegasus Guard Band the licenses for these frequencies. In a February 2001 reauction of certain guard band licenses which were not granted in the original September 2000 auction, Pegasus Guard Band, LLC was the higher bidder on three additional licenses for aggregate consideration of $3.8 million. The granting of these three additional licenses is subject to final approval by the FCC.

         The guard band licenses are located in the 700 MHz frequency band between the portion of the 700 MHz spectrum reserved for public safety operations and the portion allocated for commercial wireless services. The FCC's rules limit the power levels, height of facilities, types of systems and the uses that may be employed for these guard bands in order to reduce the possibility of harmful interference to either the public safety operations or commercial wireless services. Formerly, the 700 MHz frequency band was reserved for use by UHF television channels 60 through 69 until the FCC reallocated 36 MHz of this spectrum for commercial use and 24 MHz for public safety use at the direction of Congress. Currently, incumbent television broadcasters operate in portions of the spectrum and are permitted by statute to continue operations until their markets are converted from analog to digital television. This conversion is an ongoing effort that may not be fully completed until at least December 31, 2006.

         Of the 34 guard band licenses, 32 are designated as "A" licenses, which means that each license is 2 MHz consisting of a pair of 1 MHz guard band frequencies. These licenses include major economic areas such as Boston, Chicago, Detroit, New York City, Philadelphia, Pittsburgh, Portland, San Francisco/Oakland and Seattle. Two of the licenses are "B" licenses of 4 MHz, consisting of a pair of 2 MHz guard band frequencies, in each of the major economic areas in the country. The term of Pegasus Guard Band's licenses runs through January 1, 2015, unless Pegasus Guard Band uses the licenses to provide new broadcast-type operations beginning on or before January 1, 2006, in which case it will be required to renew the license eight years after the beginning of these new broadcast-type operations.

         As manager of the guard band licenses, Pegasus Guard Band must lease at least 50.1% of the licensed spectrum in a geographic area to unaffiliated parties on a for-profit basis. Pegasus Guard Band may not lease more than 49.9% of the licensed spectrum in any geographic area to its own affiliates. Pegasus Guard Band may subdivide its spectrum in any manner it chooses and make it available to system operators or directly to end-users for fixed or mobile communications, consistent with the frequency coordination and interface rules specified for the bands.

         Under applicable performance requirements, by January 1, 2015, Pegasus Guard Band must provide substantial service to the service areas covered by its guard band licenses. The FCC's rules provide for a presumption of substantial service if the licensee either leases a predominant amount of the licensed spectrum in at least 50% of the geographic area covered by the license or provides coverage to at least 50% of the service area's population. We cannot assure you that we will be able to provide substantial service according to the FCC's requirements. Pegasus Guard Band must also monitor all compliance and interference protection standards for its guard band licenses. These requirements include complying with, and ensuring that licensees comply with, limits on out-of-band emission levels, providing mandatory advanced notification of technical parameters to nearby guard band users and public safety frequency coordinators and cooperating with officials and other guard band managers to resolve problems.

         We have not fully developed our plans for use of the guard band licenses in our business at this time.

Legislation and Regulation

         In February 1996, Congress passed the Telecommunications Act, which substantially amended the Communications Act. This Act has altered and will continue to alter federal, state and local laws and regulations regarding telecommunications providers and services, including Pegasus Satellite and certain of the telecommunications services provided by Pegasus Satellite.

         On November 29, 1999, Congress enacted the Satellite Home Viewer Improvement Act of 1999 ("SHVIA"), which amended the Satellite Home Viewer Act. This Act, for the first time, permits direct broadcast satellite operators to transmit local television signals into local markets. In other important statutory amendments of significance to satellite carriers and television broadcasters, the law generally seeks to place satellite operators on an equal footing with cable television operators in regards to the availability of television broadcast programming.

         Unlike a common carrier, such as a telephone company or a cable operator, direct broadcast satellite operators such as DIRECTV are free to set prices and serve customers according to their business judgment, without rate of return or other regulation or the obligation not to discriminate among customers. However, there are laws and regulations that affect DIRECTV and, therefore, affect Pegasus Satellite. As an operator of a privately owned U.S. satellite system, DIRECTV is subject to the regulatory jurisdiction of the FCC, primarily with respect to:

         o the licensing of individual satellites (i.e., the requirement that DIRECTV meet minimum financial, legal and technical standards);

         o        avoidance of interference with radio stations; and

         o compliance with rules that the FCC has established specifically for direct broadcast satellite licenses, including rules that the FCC is in the process of adopting to govern the retransmission of television broadcast stations by direct broadcast satellite operators.

         As a distributor of television programming, DIRECTV is also affected by numerous other laws and regulations. The Telecommunications Act clarifies that the FCC has exclusive jurisdiction over direct-to-home satellite services and that criminal penalties may be imposed for piracy of direct-to-home satellite services. The Telecommunications Act also offers direct-to-home operators relief from private and local government-imposed restrictions on the placement of receiving antennae. In some instances, direct-to-home operators have been unable to serve areas due to laws, zoning ordinances, homeowner association rules or restrictive property covenants banning the installation of antennae on or near homes. The FCC has promulgated rules designed to implement Congress' intent by prohibiting any restriction, including zoning, land use or building regulation, or any private covenant, homeowners' association rule, or similar restriction on property within the exclusive use or control of the antenna user where the user has a direct or indirect ownership interest in the property, to the extent it impairs the installation, maintenance or use of a direct broadcast satellite receiving antenna that is one meter or less in diameter or diagonal measurement, except where such restriction is necessary to accomplish a clearly defined safety objective or to preserve a recognized historic district. Local governments and associations may apply to the FCC for a waiver of this rule based on local concerns of a highly specialized or unusual nature. The

FCC also issued a further order giving renters the right to install antennas in areas of their rental property in which they have exclusive use, e.g. balconies or patios. The Telecommunications Act also preempted local (but not state) governments from imposing taxes or fees on direct-to-home services, including direct broadcast satellite. Finally, the Telecommunications Act required that multichannel video programming distributors such as direct-to-home operators fully scramble or block channels providing indecent or sexually explicit adult programming. If a multichannel video programming distributor could not fully scramble or block such programming, it was required to restrict transmission to those hours of the day when children are unlikely to view the programming (as determined by the FCC). Rules adopted by the FCC implementing the scrambling provision became effective on May 18, 1997. However, on December 28, 1998, the requirement to scramble sexually explicit programming was ruled unconstitutional by the U.S. District Court in Wilmington, Delaware and was affirmed on appeal by the U.S. Supreme Court in May 22, 2000.

         In addition to regulating pricing practices and competition within the franchise cable television industry, the Communications Act is intended to establish and support existing and new multi-channel video services, such as wireless cable and direct-to-home, to provide subscription television services. DIRECTV and Pegasus Satellite have benefited from the programming access provisions of the Communications Act and implementing rules in that DIRECTV has been able to gain access to previously unavailable programming services and, in some circumstances, has obtained certain programming services at reduced cost. Any amendment to, or interpretation of, the Communications Act or the FCC's rules that would permit cable companies or entities affiliated with cable companies to discriminate against competitors such as DIRECTV in making programming available (or to discriminate in the terms and conditions of such programming) could adversely affect DIRECTV's ability to acquire programming on a cost-effective basis, which would have an adverse impact on Pegasus Satellite. Certain of the restrictions on cable-affiliated programmers will expire in 2002 unless the FCC extends such restrictions.

         The FCC has adopted rules imposing public interest requirements for providing video programming on direct-to-home licensees, including, at a minimum, reasonable and non-discriminatory access by qualified federal candidates for office at the lowest unit rates and the obligation to set aside four percent of the licensee's channel capacity for non-commercial programming of an educational or informational nature. Within this set-aside requirement, direct-to-home providers must make capacity available to "national educational programming suppliers" at rates not exceeding 50% of the direct-to-home provider's direct costs of making the capacity available to the programmer. Petitions for reconsideration of these rules are currently pending at the FCC.

         SHVIA amends the Copyright Act and the Communications Act in order to clarify the terms and conditions under which a DBS operator may retransmit local and distant broadcast television stations to subscribers. The new law was intended to promote the ability of satellite services to compete with cable television systems and to resolve disputes that had arisen between broadcasters and satellite carriers regarding the delivery of broadcast television station programming to satellite service subscribers.

         SHVIA creates a new statutory copyright license applicable to the retransmission of broadcast television stations to DBS subscribers located in their markets. Although there is no royalty payment obligation associated with this new license, eligibility for the license is conditioned on the satellite carrier's compliance with the applicable Communications Act provisions and FCC rules governing the retransmission of such "local" broadcast television stations to satellite service subscribers. Noncompliance with the Communications Act and/or FCC requirements could subject a satellite carrier to liability for copyright infringement.

         The amendments to the Communications Act contained in SHVIA provide that, until May 29, 2000, a DBS operator was permitted to retransmit a broadcast television station to satellite subscribers in the station's local market without the station's consent. Beginning May 29, 2000 and continuing until December 31, 2001, satellite carriers may carry local television stations on a station by station basis if a retransmission agreement has been reached. As of January 1, 2002, satellite carriers will be required to carry all local television stations seeking carriage in any market in which the carrier carries local stations. The length of the first election cycle has been set for a four-year period commencing on January 1, 2002 and ending on December 31, 2005. In this manner, the carriage election cycle for satellite carriers and cable systems will be aligned. Each television broadcast station, however, must notify a satellite carrier by July 1, 2001, of its carriage intention if it is located in a market where local stations are carried. Satellite carriers must respond to stations' requests by August 8, 2001.

         Other provisions contained in SHVIA address the retransmission by a satellite service provider of a broadcast television station to subscribers who reside outside the local market of the station being retransmitted. A DBS provider may retransmit such "distant" broadcast stations affiliated with the national broadcast television networks to those subscribers meeting certain specified eligibility criteria which the FCC is directed to implement. The primary determinant of a subscriber's eligibility to receive a distant affiliate of a particular network is whether the subscriber is able to receive a "Grade B" strength signal from an affiliate of that network using a conventional rooftop broadcast television antenna. As required by SHVIA, the FCC has adopted rules subjecting the satellite retransmission of certain distant stations to program "blackout" rules. These rules are similar to rules currently applicable to the retransmission of distant broadcast television stations by cable systems. The FCC has commenced a proceeding to consider the application of these rules to the carriage of digital signals.

         SHVIA also makes a number of revisions to the statutory copyright license provisions applicable to the retransmission of distant broadcast television stations to satellite service subscribers. These changes include reducing the monthly per subscriber royalty rate payable under the distant signal compulsory copyright license and creating a new compulsory copyright license applicable to the retransmission of a national PBS programming feed. The compulsory copyright license applicable to the retransmission of distant broadcast signals to satellite service subscribers will expire on January 1, 2005, unless it is extended by Congress. If the license expires, DBS operators will be required to negotiate in the marketplace to obtain the copyright clearances necessary for the retransmission of distant broadcast signals to satellite service subscribers.

         The final outcome of ongoing and future FCC rulemakings cannot yet be determined. Any regulatory changes could adversely affect Pegasus Satellite's operations. Must carry requirements could cause the displacement of possibly more attractive programming.

         The foregoing does not purport to describe all present and proposed federal regulations and legislation relating to the direct broadcast satellite industry.

Properties of Pegasus Satellite

              We own our corporate headquarters in Bala Cynwyd, Pennsylvania.

              Our direct broadcast satellite operations are headquartered in leased space in Marlborough, Massachusetts, and we operate call centers out of leased space in San Luis Obispo, California; Marlborough, Massachusetts; Louisville, Kentucky; and Kansas City, Missouri. In April 2001, we will be closing down our San Luis Obispo call center and expect to relocate our Kansas City facility to Lenexa, Kansas. These leases expire on various dates through 2007. In connection with our TV operations, we own or lease various transmitting equipment, television stations and office space.

Legal Proceedings of Pegasus Satellite

DIRECTV Litigation

         National Rural Telecommunications Cooperative

         On June 3, 1999, the National Rural Telecommunications Cooperative filed a lawsuit in federal court against DIRECTV seeking a court order to enforce the National Rural Telecommunications Cooperative's contractual rights to obtain from DIRECTV certain premium programming formerly distributed by United States Satellite Broadcasting Company, Inc. for exclusive distribution by the National Rural Telecommunications Cooperative's members and affiliates in their rural markets. The National Rural Telecommunications Cooperative also sought a temporary restraining order preventing DIRECTV from marketing the premium programming in such markets and requiring DIRECTV to provide the National Rural Telecommunications Cooperative with the premium programming for exclusive distribution in those areas. The court, in an order dated June 17, 1999, denied the National Rural Telecommunications Cooperative a preliminary injunction on such matters, without deciding the underlying claims.

         On July 22, 1999, DIRECTV responded to the National Rural Telecommunications Cooperative's continuing lawsuit by rejecting the National Rural Telecommunications Cooperative's claims to exclusive distribution rights and by filing a counterclaim seeking judicial clarification of certain provisions of DIRECTV's contract with the National Rural Telecommunications Cooperative. As part of the counterclaim, DIRECTV is seeking a declaratory judgment that the term of the National Rural Telecommunications Cooperative's agreement with DIRECTV is measured only by the orbital life of DBS-1, the first DIRECTV satellite launched, and not by the orbital lives of the other DIRECTV satellites at the 101(degree)W orbital location. According to DIRECTV, DBS-1 suffered a failure of its primary control processor in July 1998 and since that time has been operating normally using a spare control processor. While the National Rural Telecommunications Cooperative has a right of first refusal to receive certain services from any successor DIRECTV satellite, the scope and terms of this right of first refusal are also being disputed in the litigation, as discussed below. This right is not expressly provided for in our agreements with the National Rural Telecommunications Cooperative.

         On September 9, 1999, the National Rural Telecommunications Cooperative filed a response to DIRECTV's counterclaim contesting DIRECTV's interpretations of the end of term and right of first refusal provisions. On December 29, 1999, DIRECTV filed a motion for partial summary judgment. The motion sought a court order that the National Rural Telecommunications Cooperative's right of first refusal, effective at the termination of DIRECTV's contract with the National Rural Telecommunications Cooperative, does not include programming services and is limited to 20 program channels of transponder capacity. On January 31, 2001, the court issued an order denying DIRECTV's motion in its entirety for partial summary judgment relating to the right of first refusal.

         If DIRECTV were to prevail on its counterclaim, any failure of DBS-1 could have a material adverse effect on our DIRECTV rights, see Risk Factors - Risks of Our Direct Broadcast Satellite Business - Our Ability to Provide DIRECTV May Be Limited by the Outcome of Litigation with DIRECTV. We have been informed that DIRECTV may amend its counterclaim to file additional claims against the National Rural Telecommunications Cooperative.

         On August 26, 1999, the National Rural Telecommunications Cooperative filed a separate lawsuit in federal court against DIRECTV claiming that DIRECTV had failed to provide to the National Rural Telecommunications Cooperative its share of launch fees and other benefits that DIRECTV and its affiliates have received relating to programming and other services. On November 15, 1999, the court granted a motion by DIRECTV and dismissed the portion of this lawsuit asserting tort claims, but left in place the remaining claims asserted by the National Rural Telecommunications Cooperative.

         Both of the National Rural Telecommunications Cooperative's lawsuits against DIRECTV have been consolidated. A trial date of February 25, 2002 has been set for these lawsuits and two additional lawsuits against DIRECTV discussed below.

         Pegasus Satellite and Golden Sky Systems

         On January 10, 2000, we and Golden Sky Systems filed a class action lawsuit in federal court in Los Angeles against DIRECTV as representatives of a proposed class that would include all members and affiliates of the National Rural Telecommunications Cooperative that are distributors of DIRECTV. The complaint contained causes of action for various torts, common law counts and declaratory relief based on DIRECTV's failure to provide the National Rural Telecommunications Cooperative with certain premium programming, and on DIRECTV's position with respect to launch fees and other benefits, term and right of first refusal. The complaint sought monetary damages and a court order regarding the rights of the National Rural Telecommunications Cooperative and its members and affiliates.

         On February 10, 2000, we and Golden Sky Systems filed an amended complaint which added new tort claims against DIRECTV for interference with our relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. The class action allegations we previously filed were later withdrawn to allow a new class action to be filed on behalf of the members and affiliates of the National Rural Telecommunications Cooperative. The new class action was filed on February 27, 2000.

         On December 10, 2000, the court rejected in its entirety DIRECTV's motion to dismiss certain of the claims asserted by us, Golden Sky Systems and the putative class. On January 31, 2001, the court denied in its entirety a motion for summary judgment filed by DIRECTV relating to the right of first refusal. The court also certified the plaintiff's class on December 28, 2000.

         On March 9, 2001, DIRECTV filed a counterclaim against us and Golden Sky Systems, as well as the class members. In the counterclaim, DIRECTV seeks two claims for relief: a declaratory judgement that we and Golden Sky Systems have no right of first refusal in our agreements with the National Rural Telecommunications Cooperative to have DIRECTV provide any services after the expiration of the term of these agreements; and an order that DBS-1 is the satellite (and the only satellite) that measures the term of our agreements with the National Rural Telecommunications Cooperative. We have been informed by DIRECTV that it intends to file a motion for summary judgment on both of those claims.

         All four lawsuits discussed above, including both lawsuits brought by the National Rural Telecommunications Cooperative, the class action and our and Golden Sky System's lawsuit, are pending before the same judge. The court has set a trial date of February 25, 2002 for all four of these actions. For potential risks we face as a result of the outcome of this litigation, see Risk Factors - Risks of Our Direct Broadcast Satellite Business - Our Ability to Provide DIRECTV May Be Limited by the Outcome of Litigation with DIRECTV.

Patent Infringement Lawsuit

         On December 4, 2000, Pegasus Development Corporation, a subsidiary of Pegasus Communications, and Personalized Media Communications, L.L.C., filed a patent infringement lawsuit in the United States District Court of Delaware against DIRECTV, Inc., Hughes Electronics Corporation, Thomson Consumer Electronics and Philips Electronics North America Corporation. Pegasus

Development and Personalized Media are seeking injunctive relief and monetary damages for the defendants' alleged patent infringement and unauthorized manufacture, use, sale, offer to sell and importation of products, services and systems that fall within the scope of Personalized Media's portfolio of patented media and communications technologies, of which Pegasus Development is an exclusive licensee.

         The technologies covered by Pegasus Development's exclusive license include services distributed to consumers using certain Ku band BSS frequencies and Ka band frequencies, including frequencies licensed to affiliates of Hughes and used by DIRECTV to provide services to its subscribers. Pegasus Development is unable to predict the possible effects of this litigation on Pegasus Development's relationship with DIRECTV.

         Each of the defendants have filed answers to the patent infringement lawsuit denying all claims made by Personalized Media and Pegasus Development. In addition, each of the defendants other than Phillips Electronics, has requested a declaratory judgment seeking to have the patents Pegasus Development acquired from Personalized Media declared not infringed, invalid and unenforceable. Phillips Electronics has requested a declaratory judgment to have the patents declared not infringed and invalid. DIRECTV has also filed a counterclaim against Pegasus Development alleging unfair competition under the Federal Lanham Act. In a separate counterclaim, DIRECTV has alleged that both Pegasus Development's and Personalized Media's patent infringement lawsuit constitutes "abuse of process."

Other Matters

         In addition to the matters discussed above, from time to time we are involved with claims that arise in the normal course of our business. In our opinion, the ultimate liability with respect to these claims will not have a material adverse effect on our consolidated operations, cash flows or financial position.

                Business of Golden Sky Systems and Golden Sky DBS

General

         Golden Sky Systems is the primary operating subsidiary of Golden Sky DBS and each Company is an indirect subsidiary of Pegasus Satellite. We sometimes refer to these companies collectively below as "Golden Sky."

         Under its agreements with the National Rural Telecommunications Cooperative, as of December 31, 2000, Golden Sky has the exclusive right to provide DIRECTV programming to 392,100 subscribers in 1.9 million rural households in 24 states and to receive the monthly service revenue from all DIRECTV subscribers in these markets regardless of the subscribers' original point of purchase.

Sales, Distribution and Marketing

         Golden Sky Systems was acquired by Pegasus Satellite in May 2000. Prior to the acquisition, Golden Sky Systems used a direct sales force to market and distribute its direct broadcast satellite services. Since the acquisition, Golden Sky Systems uses Pegasus Satellite's retail network to market and distribute its services. See Business of Pegasus Satellite - Pegasus Retail Network and - Pegasus Satellite Rural Focus and Strategy.

National Rural Telecommunications Cooperative and DIRECTV

         For a description of the National Rural Telecommunications Cooperative and DIRECTV and rights granted to Golden Sky, under the National Rural Telecommunications Cooperative member agreements, see Business of Pegasus Satellite - Direct Broadcast Satellite Agreements.

Competition

         For a description of Golden Sky's competitors, see Business of Pegasus Satellite - Competition.

Regulation

         For a description of certain statutes and regulations applicable to Golden Sky's business, see Business of Pegasus Satellite - Legislation and Regulation.

Facilities

         Golden Sky leases approximately 35,000 square feet of office space in Kansas City, Missouri. The annual rent under this lease approximates $570,000, and under its terms, the lease is to terminate in August 2002. Golden Sky has entered into an agreement providing for the early termination of its lease to be concurrent with the opening of its new call center in Lenexa, Kansas in the second quarter of 2001.

Employees

         As of December 31, 2000, Golden Sky had 101 full-time and 59 part-time employees. Golden Sky is not a party to any collective bargaining agreement and considers its relations with its employees to be good.

Legal Proceedings

         For a description of certain legal proceedings to which Golden Sky is a party or in which it has an interest as a result of its status as a non-voting affiliate of the National Rural Telecommunications Cooperative, see Business of Pegasus Satellite - Legal Proceedings of Pegasus Satellite. Golden Sky is not currently a party to any other material legal proceedings which, in Golden Sky's opinion, the ultimate liability will have a material adverse effect on Golden Sky's consolidated operations, cash flows or financial position.

          Selected Historical and Pro Forma Consolidated Financial Data
                              For Pegasus Satellite

         The following table shows selected historical and pro forma consolidated financial data for Pegasus Satellite. This information should be read in conjunction with the financial statements and the notes to the financial statements of Pegasus Satellite included in Annex B to this prospectus and the pro forma financial information included in Annex A to this prospectus, as well as, Management's Discussion and Analysis of Financial Condition and Results of Operation of Pegasus Satellite included elsewhere in this prospectus. You should also read the paragraphs that follow this table for more detail.



                                                                                                                         Pro Forma
(in thousands, except per share amounts)        1996           1997          1998           1999            2000            2000
                                             --------------------------------------------------------------------       -----------

Statement of Operating Data for the year
  ended December 31:
Net revenues:
   DBS                                        $  5,829       $ 38,254      $ 147,142      $ 286,353       $ 582,075       $ 640,221
   Broadcast                                    28,604         31,876         34,311         36,415          35,433          35,433
                                              --------       --------      ---------      ---------       ---------       ---------
Total net revenues                            $ 34,433       $ 70,130      $ 181,453      $ 322,768       $ 617,508       $ 675,654
                                              ========       ========      =========      =========       =========       =========

Operating expenses:
   DBS                                        $  6,890       $ 49,852      $ 204,422      $ 397,359       $ 767,878       $ 869,891
   Broadcast                                    23,486         25,428         28,783         34,317          37,636          37,636
Loss from continuing operations                 (7,021)       (22,324)       (64,802)      (184,242)       (213,660)       (255,121)
Loss from continuing operations per
   common share                                  (0.56)         (1.75)         (2.81)         (5.32)          (5.11)            N/A


Balance Sheet Data at December 31:
Total assets                                   173,680        380,862        890,634        881,838       2,605,386       2,475,188
Total long-term debt (including current
     maturities)                               115,575        208,355        559,029        684,414       1,182,858       1,182,858
Redeemable preferred stocks                         --        111,264        126,028        142,734         490,646         162,017
Total stockholder's equity (deficit)            40,326         27,364         88,434        (36,311)        534,431         743,397

Other Data for the year ended December 31:
Pre-marketing cash flow-DBS                      1,517         12,212         44,723         85,195         174,898         186,550
Location cash flow-Broadcast                     9,850         10,500         10,262          7,299           3,428           3,428
Aggregate location cash flow                    10,721         16,739          9,279        (25,280)          8,328          10,415



         Basic and diluted loss from continuing operations per common share were the same within each year presented in the above table as any additional potential common shares in each year were antidilutive and, accordingly, excluded from the computation. On a pro forma basis, loss from continuing operations per common share is not applicable because in the corporate reorganization, which effects are reflected in the pro forma information, Pegasus Satellite becomes a wholly owned subsidiary and as such is not required to present such information.

         Comparability between years has been affected due to the number of acquisitions we have made in each of the years presented. Our acquisitions of Digital Television Services in 1998 and Golden Sky Holdings in 2000 were individually significant transactions that materially affected amounts in 1998 and 2000, respectively. The total consideration, as revised (see below) of these acquisitions, was $336.5 million for Digital Television Services and $1.2 billion for Golden Sky Holdings. In addition to these acquisitions, we completed 25 acquisitions in 1997, 26 in 1998, 15 in 1999 and 19 in 2000 that also contributed to the amounts presented for these years.

         At year end 2000, we corrected the purchase accounting and allocations of the purchase consideration in the acquisitions of Golden Sky Holdings and Digital Television Services. See Notes 2, 12 and 20 of the Notes to Consolidated Financial Statements of Pegasus Satellite included in Annex B to this prospectus for further information on the purchase accounting revisions and restatements to the financial statements. Total assets, total stockholder's equity (deficit), DBS operating expenses and loss from continuing operations for 1998 and 1999 presented in the table above have been restated from the amounts previously reported to reflect these revisions.

         The pro forma statement of operating data, balance sheet data and other data reflect the effects of the exchange offer, corporate reorganization and associated recapitalization and the acquisition of Golden Sky Holdings. The exchange offer and corporate reorganization are assumed to have occurred on December 31, 2000 for pro forma balance sheet data purposes and all three transactions are assumed to have occurred on January 1, 2000 for statement of operating data and other data purposes.

         Pre-marketing cash flow of the DBS business is calculated by taking the DBS revenues and deducting from them their related programming, technical, general and administrative expenses. Location cash flow of the DBS business is its pre-marketing cash flow less its marketing and selling expenses. Location cash flow for the broadcast television business is calculated by taking the broadcast revenues and deducting from them their related programming, technical, general and administrative and marketing and selling expenses.

         Pre-marketing and location cash flows are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing and location cash flows also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures or to react to changes in our industry or the economy generally. We believe that pre-marketing and location cash flows are important for the following reasons:

              o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

              o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

          Selected Historical and Pro Forma Consolidated Financial Data
                             For Golden Sky Systems

         The following table shows selected historical and pro forma consolidated financial data for Golden Sky Systems. This information should be read in conjunction with the financial statements and the notes to the financial statements of Golden Sky Systems included as Annex C to this prospectus and the pro forma financial information included in Annex A to this prospectus, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations of Golden Sky Systems which is included elsewhere in this prospectus. You should read the paragraphs that follow this table for more detail.


                                          Inception
                                           through
                                         December 31,                                                                      Pro Forma
(in thousands)                               1996              1997           1998           1999         2000               2000
                                         -------------     -------------- -------------- -------------- ----------         ---------

Statement of Operating Data for the
  year ended December 31:
Net revenues:
   DBS services                            $    219         $   16,452     $   72,667     $  136,166   $  180,426        $  180,426
   Lease and other                               36                944          1,014            640        7,143             7,143
                                           --------         ----------     ----------     ----------   ----------        ----------
Total net revenues                         $    255         $   17,396     $   73,681     $  136,806   $  187,569        $  187,569
                                           ========         ==========     ==========     ==========   ==========        ==========

Total operating expenses                   $  1,361          $  30,047     $  116,867     $  221,255   $  290,418        $  324,009
Loss from continuing operations              (1,167)           (15,784)       (62,150)      (114,899)     (95,046)         (106,400)

Balance Sheet Data at December 31:
Total assets                                  6,383            156,236        322,497        287,347    1,201,416         1,186,432
Total long-term debt (including
   current maturities)                        4,450             69,113        278,204        257,283      272,916            77,916


         On May 5, 2000, we became an indirect wholly-owned subsidiary of Pegasus Satellite when our ultimate parent company, Golden Sky Holdings, Inc., was acquired by Pegasus Satellite. The total purchase consideration was $1.2 billion. As a result of Pegasus Satellite's use of the purchase method of accounting for the acquisition, the purchase consideration was pushed down to our financial statements and allocated to our assets and liabilities, resulting in a new basis being assigned to them. The principal effect of the push down of the purchase consideration was an increase in the amount of our DBS rights assets of $1.0 billion, as revised (see below), in 2000. Our operating expenses increased in 2000, which also increased our loss from continuing operations for 2000, for the additional DBS rights amortization expense resulting from the increased DBS rights assets.

         At year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the Golden Sky Holdings acquisition. See Notes 1 and 13 of the Notes to Consolidated Financial Statements of Golden Sky Systems included in Annex C to this prospectus for further information on the purchase accounting revision.

          The pro forma statement of operations data and balance sheet data reflect the effects of the exchange offer and Golden Sky Holdings acquisition. The exchange offer is assumed to have occurred on December 31, 2000 for balance sheet data purposes and both transactions are assumed to have occurred on January 1, 2000 for statement of operations data.

          Selected Historical and Pro Forma Consolidated Financial Data
                               For Golden Sky DBS

         The following table shows selected historical and pro forma consolidated financial data for Golden Sky DBS. This information should be read in conjunction with the financial statements and the notes to the financial statements of Golden Sky DBS included in Annex D to this prospectus and the pro forma financial information included in Annex A to this prospectus, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations of Golden Sky DBS which is included elsewhere in this prospectus. You should read the paragraphs that follow this table for more detail.

                                           Inception
                                            through
                                          December 31,                                                                    Pro Forma
(in thousands)                                1996                1997           1998           1999           2000          2000
                                          ------------      -----------------------------------------------------------   ---------

Statement of Operating Data for the
  year ended December 31:
Net revenues:
   DBS services                              $    219         $   16,452     $   72,667     $  136,166     $  180,426     $ 180,426
   Lease and other                                 36                944          1,014            640          7,143         7,143
                                             --------         ----------     ----------     ----------     ----------     ---------
Total net revenues                           $    255         $   17,396     $   73,681     $  136,806     $  187,569     $ 187,569
                                             ========         ==========     ==========     ==========     ==========     =========


Total operating expenses                     $  1,361         $   30,047     $  116,867     $  221,260    $   290,418       324,009
Loss from continuing operations                (1,167)           (15,784)       (62,150)      (127,940)      (107,066)     (110,873)

Balance Sheet Data at December 31:
Total assets                                    6,383            156,236        322,497        291,030      1,205,033     1,186,432
Total long-term debt (including
   current maturities)                          4,450             69,113        278,204        369,378        400,655        77,916


         On May 5, 2000, we became an indirect wholly-owned subsidiary of Pegasus Satellite when our parent company, Golden Sky Holdings, Inc., was acquired by Pegasus Satellite. The total purchase consideration was $1.2 billion. As a result of Pegasus Satellite's use of the purchase method of accounting for the acquisition, the purchase consideration was pushed down to our financial statements and allocated to our assets and liabilities, resulting in a new basis being assigned to them. The principal effect of the push down of the purchase consideration was an increase in the amount of our DBS rights assets of $1.0 billion, as revised (see below), in 2000. Our operating expenses increased in 2000, which also increased our loss from continuing operations for 2000 for the additional DBS rights amortization expense resulting from the increased DBS rights assets.

         At year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the Golden Sky Holdings acquisition. See Notes 1 and 13 of the Notes to Consolidated Financial Statements of Golden Sky DBS included in Annex D to this prospectus for further information on the purchase accounting revision.

         The pro forma statement of operations data and balance sheet data reflect the effects of the exchange offer and Golden Sky Holdings acquisition. The exchange offer is assumed to have occurred on December 31, 2000 for balance sheet data purposes and both transactions are assumed to have occurred on January 1, 2000 for statement of operations data.

           Management's Discussion and Analysis of Financial Condition and Results of Operations of Pegasus Satellite

         This prospectus contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated in such forward-looking statements. These risks and uncertainties are detailed from time to time in our filings with the SEC and include, without limitation, the risks and uncertainties discussed below. We caution you not to place undue reliance on these forward-looking statements, which speak only as the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

         The following discussion of our financial condition and results of operations should be read in conjunction with the Risk Factors section included in this Prospectus and the consolidated financial statements and related notes which are included in Annex B to this prospectus.

General

         We undertook a corporate reorganization in the first quarter of 2001 that is discussed in Note 21 of the Notes to Consolidated Financial Statements of Pegasus Satellite included in Annex B to this prospectus and below, and we are now known as Pegasus Satellite Communications, Inc. (formerly Pegasus Communications Corporation).

         We are a rapidly growing company that is highly leveraged. We have a history of reported losses from our operations principally due to our significant amounts of interest expense and amortization and depreciation, and we are likely to continue to report losses for the foreseeable future.

         A substantial portion of our business is derived from providing multichannel DBS services as an independent DIRECTV provider. DIRECTV is a service of DIRECTV, Inc. We may be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DIRECTV, Inc. See Business of Pegasus Satellite - Risk Factors. Separately, we are involved in litigation with DIRECTV. An outcome in this litigation that is unfavorable to us could have a material adverse effect on our DBS business. See Note 17 of the Notes to Consolidated Financial Statements of Pegasus Satellite included in Annex B to this prospectus and Business of Pegasus Satellite - Legal Proceedings for a more descriptive account of the litigation.

         On May 5, 2000, we acquired and merged Golden Sky Holdings with one of our subsidiaries in a transaction accounted for as a purchase. Golden Sky Holdings through its subsidiaries holds the rights to provide DIRECTV programming in various rural areas of 24 states. The stockholders of Golden Sky Holdings exchanged all of their outstanding capital stock for approximately 12.2 million shares of our Class A common stock valued at $578.6 million and approximately 724,000 options to purchase our Class A common stock valued at $33.2 million. As a consequence of this exchange, Golden Sky Holdings became a wholly owned subsidiary of ours. We did not assume and do not guarantee or otherwise have any liability for Golden Sky Holdings' outstanding indebtedness or any other liability of Golden Sky Holdings that is included in our balance sheet resulting from this merger. Golden Sky Holdings did not assume and does not guarantee or otherwise have any liability for any of our indebtedness or other liability or that of any of our subsidiaries.

         The total consideration of the Golden Sky Holdings merger was $1.2 billion, as revised (see below). This revised merger consideration included $293.7 million of Golden Sky Holdings consolidated net liabilities, including a deferred income tax asset of $89.3 million, as revised, principally for cumulative consolidated income tax net operating loss carryforwards existing at the acquisition date. Also included in the consideration was a deferred income tax liability of $421.3 million, as revised, principally for the excess of the book basis over the income tax basis of the revised amount of DBS rights assets existing at the acquisition date. The revised amount allocated to the DBS rights in the merger was $1.0 billion, net of $94.1 million for the effect of our consolidated deferred income tax valuation allowances no longer required in association with the merger.

         At year end 2000, we corrected the purchase accounting and allocations of the purchase consideration in the acquisitions of Golden Sky Holdings and the 1998 acquisition of Digital Television Services, Inc. The revised merger consideration for Golden Sky Holdings was $1.2 billion and for Digital Television Services was $336.5 million. These revisions principally affected our allocation of the purchase prices to the amounts of the deferred income taxes existing at the dates of the respective acquisitions and the amounts of DBS rights assets that were recorded at those dates. The cumulative effect of these purchase accounting revisions from the dates of the respective acquisitions to December 31, 2000 as recorded on December 31, 2000 was: an increase in deferred income tax assets of $21.6 million, a reduction in the valuation allowance applied to deferred income tax assets of $230.2 million, a reduction in the amount of the purchase price allocated to DBS rights assets acquired of $300.8 million, a reduction in the accumulated amortization of DBS rights assets of $35.8 million, a reduction in deferred income tax liabilities of $115.7 million and a reduction of our 2000 beginning accumulated deficit of $26.8 million for the impact of the revisions to the Digital Television Services acquisition related to periods prior to 2000. We restated affected amounts for 1998 and 1999 in our statement of operations and comprehensive loss for the effect of the adjustment to our beginning accumulated deficit. The effect of these revisions in our statement of operations and comprehensive loss were: for 1998, a reduction of DBS rights amortization expense of $3.9 million and an increase in income tax benefits of $26.4 million; for 1999, a reduction of DBS rights amortization expense of $5.9 million and recognition of income tax expense of $9.4 million and for 2000, a reduction of DBS rights amortization expense of $25.9 million and an increase in income tax benefits of $49.7 million. See Notes 2, 12 and 20 of the Notes to Consolidated Financial Statements of Pegasus Satellite included in Annex B to this prospectus for further information on the purchase accounting revisions and restatements to the financial statements.

         During 2000, we completed 19 other acquisitions of independent providers of DIRECTV. These acquisitions principally consisted of the rights to provide DIRECTV programming in various rural areas of the United States. The total consideration we paid for these acquisitions was $205.2 million of which substantially all was allocated to DBS rights.

Results of Operations

         Comparison of 2000 and 1999

         In this section, amounts and changes specified are for the year ended December 31, 2000, compared to the year ended December 31, 1999, unless indicated otherwise.

DBS Business

         Revenues increased $295.7 million to $582.1 million principally due to the virtual doubling of our number of subscribers to 1.4 million. Of this subscriber increase, 446,000 were from acquisitions, of which 345,000 resulted from our acquisition of Golden Sky. In 2000 we acquired the exclusive DIRECTV distribution rights to an additional 2.6 million households, of which 1.9 million came from the Golden Sky acquisition. At December 31, 2000, we had exclusive DIRECTV distribution rights to 7.4 million households. In 2000, we added 255,000 net subscribers through internal growth compared to net internal growth of 228,000 in 1999. Our growth has increased our subscriber penetration to 18.9% from 14.4% at December 31, 1999. Because of the increased number of households available to us within our territories, we believe that the prospects for continued internal growth are favorable. Also, we believe that favorable conditions still exist for further growth in 2001 through acquisitions. However, we cannot make any assurances that internal growth or growth through acquisitions will occur or as to the rate of that growth.

         In August 2000, we entered into an agreement with DIRECTV that enables us to directly provide certain programming to our subscribers and earn revenues associated with the programming. The affected programming previously had been provided to our subscribers directly by DIRECTV and all of the associated revenues had been retained by DIRECTV. We expect this arrangement to have a favorable incremental impact on our future revenues, but the amount of the impact will vary with the number of subscribers that select the affected programming and the length of time that such programming is subscribed to.

         Programming, technical, general and administrative expenses increased $206.0 million to $407.2 million. This increase was due to the incremental costs incurred in providing service to an increased subscriber base. The rate of increase of these expenses was consistent with the increased average number of subscribers during the period.

         Marketing and selling costs, which are also known as subscriber acquisition costs, increased $52.2 million to $170.0 million. This increase was principally due to increased commissions and subsidies to our dealer network resulting from the subscriber growth we experienced and revisions to and expansion of our commission and subsidy plans. During 2000, we revised our commission and subsidy plans to provide more incentive to our dealer network. Also, in August 2000 we entered into an agreement with DIRECTV to simplify the commission process for dealers that enroll subscribers in DIRECTV programming. This expanded our commission plans to include large, national dealers affiliated with DIRECTV. We anticipate that the commission plan revision and expansion will increase our future subscriber acquisition costs, and the amount of the future impact will vary with the number of subscribers enrolled. Advertising and promotional programming expenses are discretionary expenditures and vary depending in large part based on sales initiatives that we want to promote and/or expand. Subscriber acquisition costs per gross subscriber based on subscribers added through internal growth was $404 for 420,600 subscribers added for 2000 compared to $349 for 337,300 subscribers added for 1999.

         Depreciation and amortization increased $108.6 million to $185.4 million, as revised. Approximately $66.7 million of this increase resulted from amortization of the additional $1.0 billion, as revised, in DBS rights assets we recorded in the Golden Sky Holdings acquisition. The annual amortization expense in succeeding years associated with the DBS rights recorded in the Golden Sky Holdings acquisition is approximately $100.0 million.

Broadcast Business

         Revenues decreased $982,000 to $35.4 million. Reduced ratings this year for our affiliated Fox network stations combined with lower television advertising in general in 2000 contributed to this decrease. Also contributing to this decrease were advertising revenues associated with the National Football League's Super Bowl game that was carried by the Fox network in 1999.

         Programming, technical, general and administrative expenses increased $1.6 million to $24.4 million. This increase principally reflects increased amortization of additional programming costs incurred and fees charged by the Fox network commencing in July 1999. The additional programming costs were incurred in the purchase of new and additional programming, some of which were for premier shows that have a higher programming premium associated with them. We purchased the premier shows in an effort to attract a larger viewing audience that in turn we believe would stimulate an increase in advertising revenues.

         Marketing and selling expenses increased $1.3 million to $7.6 million. This increase was primarily due to increased promotional costs associated with the launch of a new station in December 1999 and news programs in 2000.

Other Statement of Operations and Comprehensive Loss Items

         Corporate expenses increased $3.8 million to $9.4 million. This increase reflects growth in the corporate infrastructure in support of the overall growth in business experienced by us.

         Development costs of $4.6 million represents the combined expenses of corporate initiatives that are in their infancy of development and not yet individually of a significant, continuing nature to be reported separately. Costs associated with our developing broadband business are included in these costs. The potential impacts of the broadband business on liquidity and capital resources are addressed below.

         Other operating expenses increased $3.3 million to $5.3 million principally due to expenses associated with our ongoing litigation with DIRECTV.

         Interest expense increased $57.2 million to $122.1 million. This increase was due to additional borrowings outstanding and higher rates of interest incurred during 2000. Fixed rate borrowings increased $322.7 million at a combined weighted average interest rate of 12.93% for debt of Golden Sky we assumed when we acquired it. Variable rate borrowings under credit and term facilities increased by $177.8 million. A portion of this increase was due to amounts outstanding under Golden Sky's credit facilities totaling $52.0 million when we acquired it, plus an additional $20.0 million borrowed thereunder after the acquisition. Amounts outstanding under Pegasus Media & Communications' credit facilities increased by $105.8 million. The aggregate weighted average amount of principal and interest rates associated with outstanding variable rate debt was $309.7 million and 10.02%, respectively, during 2000 compared to $112.6 million and 8.06%, respectively, for 1999.

         Interest income increased $13.9 million to $15.2 million due to significantly higher average cash balances available for short-term investing. The average month-end cash balance was $275.5 million in 2000 compared to $23.0 million in 1999. These higher balances principally reflect incremental cash made available in conjunction with the $290.4 million in net proceeds received in the Series C preferred stock we issued in January 2000 and the $167.5 million, including amounts placed in escrow, associated with the sale of our Puerto Rico cable operations in September 2000.

         As a result of the deferred income tax liabilities, as revised, we recognized in our acquisitions of Digital Television Services and Golden Sky Holdings, our overall deferred income tax liabilities exceeded our deferred income tax assets in 2000. As a result, valuation allowances we had previously established against deferred income tax assets were no longer required, and the benefits of these deferred income tax assets were recognized in 2000. We had established valuation allowances against these deferred income tax assets in 1999 in our belief at that time that we would not realize the benefits of these tax assets. These valuation allowances negated the benefits of these tax assets in 1999.

         Within discontinued operations, a gain of $59.4 million, net of Puerto Rico capital gain and withholding taxes that are currently payable in the amount of $28.0 million, was recognized on the sale of our Puerto Rico cable operations.

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


         An extraordinary loss from the extinguishment of debt in 2000 amounted to $5.8 million, net of income tax of $3.5 million. This reflects the write-off of unamortized balances of deferred financing costs connected with our debt that was refinanced when Pegasus Media & Communications' credit facility was amended in January 2000.

         Other comprehensive loss, net of income taxes, represents the adjustment of the carrying amount to the fair market value of the marketable equity securities we own at December 31, 2000.

         Comparison of 1999 and 1998

         In this section, amounts and changes specified are for the year ended December 31, 1999, compared to the year ended December 31, 1998, unless indicated otherwise.

DBS Business

         Revenues increased $139.2 million to $286.4 million. The increase is primarily due to an increase in the average number of subscribers in 1999. During 1999, we acquired, through acquisitions, 39,000 subscribers and the exclusive DIRECTV distribution rights to 336,000 households in rural areas of the United States. At December 31, 1999, we had exclusive DIRECTV distribution rights to 4.9 million households and 702,000 subscribers as compared to 4.6 million households and 435,000 subscribers at December 31, 1998. Subscriber penetration increased from 10.3% at December 31, 1998, to 14.4% at December 31, 1999.

         Programming, technical, general and administrative expenses increased $98.7 million to $201.2 million. The increase is attributable to significant growth in subscribers and territory in 1999.

         Marketing and selling expenses increased $72.1 million to $117.8 million. Gross subscriber additions were 337,300 in 1999 compared to 132,700 in 1998. The total subscriber acquisition costs per gross subscriber addition were $349 in 1999 compared to $344 in 1998.

         Depreciation and amortization increased $21.7 million to $76.8 million, as revised. The increase is primarily due to an increase in the fixed and intangible asset base as the result of DBS acquisitions that occurred in 1998 and 1999.

Broadcast Business

         Two new broadcast television stations were launched during the second half of 1998 and one new station was launched in December 1999. Total net broadcast revenues increased $2.1 million to $36.4 million. The increase was primarily attributable to an increase of $1.6 million in net broadcast revenues from the four stations that began operations in 1997 and 1998.

         Programming, technical, general and administrative expenses increased $4.8 million to $22.8 million. The increase is primarily due to higher programming costs and an increase in news related expenses associated with the launch of self-produced news in our Portland, Maine and Chattanooga, Tennessee markets.

         Marketing and selling expenses increased $311,000 to $6.3 million. The increase in marketing and selling expenses was due to an increase in promotional costs associated with the launch of the new stations and news programs.

         Depreciation and amortization increased $587,000 to $5.1 million. The increase is due to capital expenditures associated with the launch of the new stations and our news initiative.

Other Statements of Operations and Comprehensive Loss Items

         Total corporate expenses from continuing operations increased $3.5 million to $5.6 million. The increase in corporate expenses is primarily attributable to the growth in our business.

         Other expenses from continuing operations increased $586,000 to $2.0 million. The increase is primarily due to increased investor relations activities, board related costs and development costs.

         Interest expense from continuing operations increased $20.3 million to $64.9 million. The increase is primarily due to interest on our $100.0 million senior notes issued in November 1998 and an increase in bank borrowings and seller notes associated with our DBS acquisitions.

         Other than for a small amount of state income taxes payable, no other income taxes were recognized in 1999. The was due to the valuation allowances we had established in 1999 against deferred income tax assets in our belief at that time we would not realize the benefits of these tax assets. These valuation allowances negated the benefits of the tax assets.

         In 1998, we sold substantially all the assets of our cable systems located in Connecticut and Massachusetts for $30.1 million resulting in a gain on the sale of discontinued operations of $15.3 million, net of income tax of $9.4 million.

         Extraordinary loss from the extinguishment of debt was $6.2 million in 1999. In November 1999, we exchanged $155.0 million in principal amount of our senior notes due 2007 for $155.0 million in principal amount of outstanding senior subordinated notes due 2007 of our subsidiaries, Digital Television Services, Inc. and DTS Capital, Inc. Accordingly, we wrote off the unamortized deferred financing costs related to the notes exchanged.

Liquidity and Capital Resources

         We are a rapidly growing and expanding company, principally in our DBS business over the last three years. A portion of the funding for this growth was provided by net proceeds of $290.4 million in 2000 from the issuance of 6-1/2% Series C preferred stock, $77.7 million in 1999 from the issuance of our Class A common stock to the public and $92.4 million in 1998 from the issuance of our 9-3/4% notes due 2006.

         Issuance of our capital stock and options and warrants to purchase our common stock is a major form of liquidity to us. In 2000, we issued 13.5 million shares of Class A common stock and 38,000 shares of three separate series of junior convertible preferred stocks in connection with acquisitions and investments we made in others. Additionally in 2000, we issued our Class A common stock in an aggregate amount of 1.6 million shares upon exercises of stock options and warrants and 326,000 shares in payment of dividends on our preferred stock. In January 2001, we issued an aggregate of 223,000 shares of Class A common stock in payment of dividends on Series C, D and E preferred stocks. Also in 2000, we issued an aggregate of 3.9 million options and warrants to purchase our Class A common stock and 18,000 shares of our Series A preferred stock in payment of dividends on the Series A preferred stock.

         We are permitted to pay dividends on the 12-3/4% Series A preferred stock in Series A preferred stock through January 1, 2002. We also have the option to pay dividends on the 6-1/2% Series C, 4% Series D and 4% Series E preferred stocks in Class A common stock. It is likely that we will continue to pay for dividends with the issuance of capital stock for Series A preferred stock through January 1, 2002, and for the other preferred stocks for the foreseeable future.

         At December 31, 2000, we had cash and cash equivalents, excluding restricted cash, on hand of $214.4 million. In addition to the proceeds from the Series C preferred stock, other major sources of cash in 2000 were net proceeds from the sale of our Puerto Rico cable operations after payment of sale related costs and amounts placed in escrow of $161.5 million and cash from borrowings on our credit facilities of $117.8 million. In 1998, we received net cash proceeds of $30.1 million from the sale of our Connecticut and Massachusetts cable operations. The sale of the Puerto Rico cable operation signifies the end of all of our cable operations. In 1999 and 1998, borrowings under our credit facilities provided cash of $130.3 million and $44.4 million, respectively.

         In January 2000, Pegasus Media & Communications, amended and restated its credit facility to increase the borrowing capacity to $500.0 million from $180.0 million. The amended and restated agreement provides for a $225.0 million senior revolving credit facility that expires in October 2004 and a $275.0 million senior term credit facility that expires in April 2005. The amended and restated agreement also gives Pegasus Media & Communications the option to seek $200.0 million in additional term loans through June 30, 2001. At the closing of the amended and restated facility, Pegasus Media & Communications borrowed the $275.0 million available under the term loan facility and repaid all of the $212.2 million outstanding under all former credit agreements. Pegasus Media & Communications began to draw on the revolving facility in November 2000. At December 31, 2000, no amount was available under the term facility, $149.4 million was available under the revolving credit facility and all of the optional term loan was available.

         Golden Sky Systems has a credit agreement in place, consisting of a $115.0 million senior revolving credit facility that expires September 2005 and a $35.0 million senior term credit facility that expires December 2005. At the time we acquired Golden Sky Systems, $17.0 million and $35.0 million had been borrowed under the revolving and term facilities, respectively. In December 2000, Golden Sky Systems borrowed an additional $20.0 million under the revolving facility. Availability under the revolving facility was $45.1 million.

         Over the last three years, our focus has been on our DBS business, which is our principal business. A significant portion of our liquidity and capital resources has been directed to expanding the DBS business and funding its operations. Subscriber acquisition costs for the DBS business generally require sources of funding in addition to those from operations. Subscriber acquisition costs are marketing and selling costs incurred and promotional programming provided in connection with the addition of new DBS subscribers. At December 31, 2000, our payback period for subscriber acquisition costs was about 28 months.

         Net cash used for operating activities was $63.8 million for the year ended December 31, 2000 compared to $88.9 million for 1999 and $22.0 million for 1998. The reduction in cash used by operations in 2000 is primarily due to the synergies gained in acquisitions in that the incremental revenues from added subscribers exceed the incremental expenses of serving a larger subscriber base. Incremental cash provided through growth in 2000 was offset in part by increased interest payments in 2000 of $24.7 million. DBS pre-marketing cash flow was $174.9 million for 2000 compared to $85.2 million for 1999, and location cash flow was $4.9 million for 2000 compared to $(32.6) million for 1999. Broadcast location cash flow was $3.4 million for 2000 compared to $7.3 million for 1999.

         Pre-marketing cash flow of the DBS business is calculated by taking the DBS revenues and deducting from them their related programming, technical, general and administrative expenses. Location cash flow of the DBS business is its pre-marketing cash flow less its marketing and selling expenses.


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



Marketing and selling expenses incurred by DBS are also known as subscriber acquisition costs. Location cash flow for the broadcast television business is calculated by taking the broadcast revenues and deducting from them their related programming, technical, general and administrative and marketing and selling expenses.

         Pre-marketing and location cash flows are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Pre-marketing and location cash flows also do not necessarily indicate whether our cash flow will be sufficient to fund working capital, capital expenditures or to react to changes in our industry or the economy generally. We believe that pre-marketing and location cash flows are important for the following reasons:

o people who follow our industry frequently use them as measures of financial performance and ability to pay debt service; and

o they are measures that we, our lenders and investors use to monitor our financial performance and debt leverage.

         Over the last three years, our largest investing activity has been in connection with our DBS acquisitions. Over this time, we expended $365.7 million for these acquisitions, of which $152.7 million was expended in 2000. Purchases of intangible assets were $107.9 million in 2000, of which $91.6 million was for 31 guard band licenses. We purchased the guard band licenses in an auction conducted by the Federal Communications Commission. These licenses permit communications within a specified spectrum and geographic areas. We have not fully developed our plans for the use of these licenses in our business at this time. Capital expenditures increased to $45.4 million in 2000 compared to $14.8 million in 1999 and $12.4 million in 1998. This increase in capital expenditures was principally for purchases of and improvements to office facilities of $33.0 million. We anticipate capital expenditures to be $58.1 million in 2001, and we expect to fund these with cash from operations.

         In our acquisition of Golden Sky Holdings, the outstanding notes of Golden Sky DBS of $193.1 million principal amount at maturity of 13-1/2% discount notes due 2007 and Golden Sky Systems of $195.0 million of 12-3/8% notes due 2006 became part of our consolidated debt for financial reporting purposes. We did not guarantee or otherwise assume obligations under any of Golden Sky's liabilities. Non-cash interest accretes on the discount notes until March 1, 2004. Thereafter, cash interest will accrue and be payable semi-annually.

         At December 31, 2000, maturities of long-term debt and capital leases are $10.9 million in 2001, $9.1 million in 2002, $6.0 million in 2003, $209.2 million in 2004, $363.8 million in 2005 and $651.2 million thereafter. On January 1, 2007, we are required to redeem all Series A preferred stock outstanding at that date at a redemption price equal to the liquidation preference per share of $1,000. Additionally, each share of Series B, D and E preferred stock is redeemable at the option of the holder at a price of $1,000 plus accrued and unpaid dividends. All 5,707 shares of Series B preferred stock may be redeemed any time after January 4, 2002. For Series D preferred stock, 10,000 shares may be redeemed on or after March 1, 2000, an additional 6,125 shares may be redeemed on February 1, 2002 and thereafter, and any of the remaining 6,125 shares may be redeemed on February 1, 2003. For Series E preferred stock, 5,000 shares may be redeemed on or after February 25, 2002 and any of the remaining 5,000 shares may be redeemed on and after February 25, 2003.

         We are about to launch a broadband business that will be a new service provided by us. We plan to launch this new service by the end of the second quarter of 2001. This service will offer two-way Internet access via satellite principally to rural and underserved areas. Because of our previous success in introducing DBS services to rural and underserved areas, we believe that we are well situated to introduce this new service to these areas, though we cannot assure you that we will be successful. Unlike our DBS business that is geographically constrained, we may offer the broadband service to all of North America. We estimate our aggregate operational and net capital requirements to vary between $30.0 million and $60.0 million in 2001 based upon the number of subscribers we enroll. We expect that subscriber acquisition costs for the broadband service will include substantial equipment subsidies to make the equipment more affordable and attractive to users. This will initially have a negative impact on margins and the pay back period in recovering our costs. For 2001, we expect that the broadband operations will be a net user of cash, and that the funding of operational and capital requirements in excess of cash from operations will be provided from our capital resources previously described.

         We believe that we have adequate resources to meet our operational needs, including those of the soon to be launched broadband business, and investing, debt service and capital stock requirements for at least the next twelve months. However, because we are highly leveraged, our ability to repay our existing debt and preferred stock will depend upon the success of our business strategy, prevailing economic conditions, regulatory risks, our ability to integrate acquired assets successfully into our operations, competitive activities by other parties, equipment strategies, technological developments, level of programming costs, levels of interest rates and financial, business and other factors that are beyond our control. We cannot assure you that we will be able to generate the substantial increases in cash flow from operations that we will need to meet our debt and preferred stock requirements. Our indebtedness and preferred stock generally limit our ability, among other things, to incur additional indebtedness and liens, issue other securities, make certain payments and investments, pay dividends, transfer cash, dispose of assets and enter into other transactions, and imposes limitations on the activities of subsidiaries as applicable. Furthermore, our agreements with respect to our indebtedness contain numerous covenants that, among other things, restrict our ability to pay dividends and make certain other payments and investments, borrow additional funds, create liens and sell our assets. Failure to make debt payments or comply with our covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on us.

         On February 22, 2001, we effected a corporate reorganization in which a new publicly-held parent holding company was formed with the name Pegasus Communications Corporation. We became a direct wholly-owned subsidiary of this new parent company on the reorganization date. The ownership interests and rights of our common and preferred stockholders were automatically transferred into common and preferred stocks of the new parent company. The common and preferred stocks of the new parent company are identical in all terms, conditions and amounts outstanding as ours existing at the date of the reorganization. The Class A common stock of the new parent company trades on the NASDAQ National Market under the symbol "PGTV." All of our capital stock existing at the date of the reorganization was converted into a new Class B common stock. We continue to be obligated under the debt securities after the reorganization that were outstanding at the date of the reorganization. The new parent company will not be subject to the covenants and restrictions arising from our debt and Series A preferred stock outstanding at the date of the reorganization. We continue to operate the existing DBS, broadcast and broadband businesses. We distributed our wholly-owned subsidiary, Pegasus Development Corporation, along with certain intellectual property and pending satellite license applications, to the new parent company. We completed this reorganization to increase the flexibility of the new parent company to pursue new activities and initiatives through its subsidiaries, other than us. The reorganization was accounted for as a recapitalization in which the historical basis of assets and liabilities existing at the date of the reorganization did not change.

         Concurrently with the reorganization, we issued a new 12-3/4% Series A cumulative exchangeable preferred stock in exchange for the 12-3/4% Series A cumulative exchangeable preferred stock of the new parent company. By operation of applicable state corporate law, in conjunction with the reorganization, the new parent company had assumed our Series A preferred stock that was outstanding at the date of the reorganization. The terms, conditions and amount outstanding for our new Series A preferred stock are identical to that of the new parent company's Series A preferred stock that was exchanged for Series A preferred stock that had been outstanding prior to the reorganization. The new parent company's Series A preferred stock surrendered in the exchange was cancelled.

         In compliance with the certificates of designation governing our Series A preferred stock and the indentures governing our senior notes, we provide below adjusted operating cash flow data for our restricted subsidiaries on a consolidated basis. Under the governing documents, adjusted operating cash flow is defined as operating cash flow for the four most recent fiscal quarters less DBS cash flow for the most recent four-quarter period plus DBS cash flow for the most recent quarterly period, multiplied by four. Operating cash flow is income from operations before income taxes, depreciation and amortization, interest expense, extraordinary items and non-cash charges. Although adjusted operating cash flow is not a measure of performance under generally accepted accounting principles, we believe that adjusted operating cash flow is accepted as a recognized measure of performance within the industries that we operate. This data is also used by analysts who report publicly on the performance of companies in the industries in which we operate. Including the effects of DBS acquisitions completed in the fourth quarter of 2000, as if these acquisitions had occurred on January 1, 2000, pro forma adjusted operating cash flow would have been as follows:



                                                             Four Quarters Ended
                                                              December 31, 2000
                                                             -------------------
(in thousands)
Revenues.....................................................       $ 511,225
Direct operating expenses, excluding depreciation,
  amortization and other non-cash charges....................         341,157
                                                                    ---------
Income from operations before incentive compensation,
  corporate expenses, depreciation and amortization and other
  non-cash charges ..........................................         170,068
Corporate expenses...........................................           9,428
                                                                    ---------

Adjusted operating cash flow.................................       $ 160,640
                                                                    =========


New Accounting Pronouncements

         Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, became effective for us on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. At December 31, 2000, our use of derivative instruments was confined to two interest rate swap and two interest rate cap instruments. We do not use these instruments for trading or speculative purposes. The notional amounts associated with these instruments individually range from $33.9 million to $37.1 million. The adoption of this standard on January 1, 2001 did not have any impact on us.

         The Securities and Exchange Commission issued Staff Accounting
Bulletin No. 101 "Revenue Recognition in Financial Statements." SAB 101 addresses revenue recognition policies and practices of companies that report to the SEC. SAB 101 became effective for us in the fourth quarter of 2000 and did not have any impact on us upon its adoption.

         In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement revises standards for accounting for securitizations and other transfers of financial assets and collateral. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Certain provisions of this standard were effective for fiscal years ending after December 15, 2000 and other provisions were effective after March 31, 2001. Adoption of the standard did not have any impact on us.

Quantitative and Qualitative Disclosures About Market Risk

         Our primary market risk is changes in interest rates. Our principal interest rate risks are changes in prime and LIBOR rates as our credit facilities are subject to these rates that vary in accordance with prevailing economic conditions. As required under the terms of our credit facilities, we entered into interest rate hedging instruments aggregating $140.0 million in notional amount. We did not enter into these instruments for trading or speculative purposes.

         The following table discloses our market risk. The table summarizes our market risks associated with debt, redeemable preferred stock and interest rate hedging instruments outstanding at December 31, 2000. The table assumes future cash flows represented by periodic payments and maturities of principal associated with debt and preferred stock. These cash flows were based on scheduled principal repayments and maturities and their associated interest rates at December 31, 2000. Because of their variable and unpredictable nature, the interest rates specified for variable rate debt for each period presented represents their aggregate weighted average rate at December 31, 2000. With respect to our interest rate swap instruments, we pay fixed interest and receive variable interest, and the rates specified are based on the contracted fixed interest rates that we pay. With respect to our cap instruments, we receive variable interest when the applicable rates exceed the cap rates, and the rates specified are based on the contracted cap rates. Notional amounts for our swaps and caps are presented in the period that the related contracts expire. Fair values of fixed rate debt and Series A redeemable preferred stock publicly-held were estimated based on quoted market prices for each security. Fair values of other preferred stock were estimated based on a Black-Scholes computation. The fair values of variable rate debt were based on their carrying amounts at December 31, 2000, because amounts outstanding were subject to short-term variable interest rates that approximated market rates in effect at that date. The fair values of other debt approximated their carrying amounts. Fair values of the swaps and caps were based on estimated amounts to settle the contracts if they were terminated at December 31, 2000.

                                               (in thousands, except for percentages)
                                                                                                             Fair
                    2001        2002        2003         2004         2005      Thereafter      Total        Value
                    ----        ----        ----         ----         ----      ----------      -----        -----
Debt:

Fixed rate        $   8,141  $    5,983  $     1,970  $       432  $   200,345  $   651,172  $   868,043  $   857,161

Average
interest rate        11.85%      11.89%       11.91%       11.91%       12.30%       12.30%

Variable rate     $   2,750  $    3,100  $     4,009  $   208,725  $   163,416            -  $   382,000  $   382,000

Average
interest rate        10.16%      10.16%       10.16%       10.16%       10.16%            -

Redeemable
preferred stock           -           -            -            -            -   $  491,051  $   491,051  $   461,376

Average
dividend rate             -           -            -            -            -       10.91%

Interest rate
swaps notional
amounts                                   $   72,114                                         $    72,114  $    (1,554)

Average
interest rate                                  7.19%

Interest rate
caps notional
amounts                                   $   67,886                                         $    67,886  $        14

Average
interest rate                                  9.00%



         The weighted average interest rate for our fixed rate debt outstanding at December 31, 1999 was approximately 11.00% in each of 2000 through 2004 and thereafter. These rates were lower than the weighted average interest rates for the comparable periods for debt outstanding at December 31, 2000, principally due to the fixed rate debt of Golden Sky Holdings included in our balance sheet after we acquired it in May 2000. The weighted average interest rate on the Golden Sky fixed rate debt is 12.93%. Our variable rate debt outstanding at December 31, 1999 aggregating $204.2 million was repaid in January 2000 when we amended and restated our credit facilities in that month. The weighted average interest rate on our variable rate debt outstanding at December 31, 2000, was slightly higher than that at December 31, 1999, principally due to a general rise in market rates during 2000.

         When we amended and restated our credit agreement in January 2000, interest rate hedging instruments existing at December 31, 1999 were settled and terminated and replaced with new interest rate hedging instruments that are presented in the above table. Amounts to settle and enter into and adjustments to interest expense connected with interest rate hedging instruments in 2000 were not significant.

         A principal way we manage our interest rate risk is minimizing the need to use borrowed sources of cash by obtaining cash from other sources, generating cash through the issuance of capital stock and substituting our capital stock for cash. See Liquidity and Capital Resources for a description of and amounts associated with these other sources of and substitutes for cash. Our interest rate hedging instruments also assist us in partially managing our interest rate risk.

         Management's Discussion and Analysis of Financial Condition and
                   Results of Operations of Golden Sky Systems

         The following discussion provides management's discussion and analysis of financial condition and results of operations. This discussion should be read in conjunction with the Risk Factors section included in this prospectus and the consolidated financial statements and related notes which are included in Annex C to this prospectus. This discussion contains certain forward-looking statements that involve risks and uncertainties. Golden Sky Systems' actual results could differ materially from those discussed below.

General

         Golden Sky Systems' business is derived from providing multichannel DBS services as an independent DIRECTV(R) provider. DIRECTV is a service provided by DIRECTV, Inc. It may be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DIRECTV, Inc. Separately, Golden Sky Systems is involved in litigation against DIRECTV, Inc. An unfavorable outcome in this litigation could have a material adverse effect on its business. See Note 12 of the Notes to Consolidated Financial Statements of Golden Sky Systems included in Annex C to this prospectus and Business of Pegasus Satellite - Legal Proceedings - DIRECTV Litigation for a more descriptive account of this litigation.

         On May 5, 2000, Golden Sky Systems became an indirect wholly-owned subsidiary of Pegasus Satellite through a merger of Golden Sky Holdings with a subsidiary of Pegasus Satellite that was accounted for as a purchase. The stockholders of Golden Sky Holdings exchanged all of their outstanding capital stock for shares of Pegasus Satellite's Class A common stock, valued at $578.6 million, and options to purchase Pegasus Satellite's Class A common stock, valued at $33.2 million. All of the Class A common stock of Pegasus Satellite received by Golden Sky Holdings' stockholders at the time of the merger, has automatically become, as part of a reorganization in which Pegasus Satellite adopted a new holding company structure, the Class A common stock of Pegasus Satellite's new holding company, Pegasus Communications Corporation. For more information regarding the reorganization, see Note 14 of the Notes to the Consolidated Financial Statements of Golden Sky Systems included in Annex C to this prospectus.

         The total consideration of the merger was $1.2 billion, as revised (see below). As a result of Pegasus Satellite's use of the purchase method of accounting for the acquisition, the purchase price was pushed down to Golden Sky Systems' financial statements and allocated to its assets and liabilities, resulting in a new basis being assigned to them. The principal effect of the push down of the purchase price was an increase in the amount of its DBS rights assets by $1.0 billion, as revised (see below).

         At year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the acquisition. The revised merger consideration included $293.7 million of Golden Sky Holdings consolidated net liabilities, including a deferred income tax asset of $89.3 million, as revised, principally for cumulative consolidated income tax net operating loss carryforwards existing at the acquisition date. Also included in the consideration was a deferred income tax liability of $421.3 million, as revised, principally for the excess of the book basis over the income tax basis of the revised amount of DBS rights assets existing at the acquisition date. The revised amount allocated to the DBS rights of $1.0 billion was net of $94.1 million for the push down effect of Pegasus Satellite's consolidated deferred income tax valuation allowances no longer required with the revised effects of the acquisition.

         The cumulative effect of the revised purchase accounting from the date of the acquisition to December 31, 2000 was: an increase in deferred income tax assets of $22.3 million, a reduction in the valuation allowance applied to deferred income tax assets of $73.6 million, a reduction in the amount of the purchase price allocated to DBS rights assets acquired of $251.7 million, a reduction in the accumulated amortization of DBS rights assets of $10.5 million, a reduction in deferred income tax liabilities of $64.2 million and a decrease in additional paid in capital of $94.1 million for the push down effect of Pegasus Satellite's consolidated valuation allowances no longer required in association with the acquisition. The effect of these revisions in Golden Sky DBS' statement of operations for 2000 was a reduction of DBS rights amortization expense of $10.5 million and an increase in income tax benefits of $2.6 million. See Notes 1 and 13 of the Notes to Consolidated Financial Statements of Golden Sky Systems included in Annex C to this prospectus for more information on the effects of the purchase accounting revision and related restatements of information previously reported in 2000.

Results of Operations

Comparison of 2000 and 1999

         In this section, amounts and changes specified are for the year ended December 31, 2000 compared to the year ended December 31, 1999, unless indicated otherwise.

         As a result of the push down accounting described above, Golden Sky Systems' results of operations after the merger are not comparable to those prior to the merger. The period preceding the Golden Sky Holdings merger of January 1 through May 5, 2000 and the period after the merger of May 6 through December 31, 2000 have been combined to arrive at its results of operations for 2000.

         Revenues increased $50.8 million to $187.6 million. This increase was primarily due to the growth in the number of subscribers over the last two years principally from interna1 growth and to a lesser extent from subscribers added by acquisitions in 1999. At December 31, 2000, Golden Sky Systems had 392,100 subscribers, an increase of 46,800, and exclusive DIRECTV distribution rights to
1.9 million households. In 1999, it added 105,600 subscribers through net internal growth. Golden Sky Systems subscriber penetration increased to 21.2% from 18.5%.

         Programming, technical, general and administrative expenses increased $16.5 million to $136.7 million. This increase was principally due to the incremental costs incurred in providing service to an increased subscriber base.

         Marketing and selling expenses decreased $24.5 million to $40.5 million. The decreased expenses principally reflect economies gained in the merger with Pegasus Satellite through integration of its marketing and selling function into that of Pegasus Satellite. This significantly reduces its gross expenditures, particularly with respect to advertising and promotional programming, and permits spreading of costs over a greater subscriber base between both Pegasus Satellite and Golden Sky Systems. Golden Sky Systems has additionally reduced occupancy costs significantly by conforming its distribution approach to that of Pegasus Satellite wherein a network of independent distributors is used for the sales function. Prior to the merger, Golden Sky Systems' sales function had been conducted largely through rented store space.

         Depreciation and amortization increased $75.0 million to $111.0 million, as revised. Of the approximately $66.7 million increase in amortization expense occurred in the period after the merger as a result of the increase in our DBS rights assets of $1.0 billion due to the merger. The annual amortization expense in succeeding years associated with the increased DBS rights resulting from the merger will be approximately $100.0 million.

         The increase in other operating expenses is primarily due to nonrecurring costs Golden Sky Systems incurred in the merger between Pegasus Satellite and Golden Sky Holdings.

         Interest expense increased $1.8 million to $34.2 million primarily due to an increase of approximately 0.3% in the average rate of interest incurred on amounts outstanding under Golden Sky Systems' revolving credit facility. The increase in its rate reflects the general increase in market interest rates available in 2000.

         The increase in other non-operating expenses primarily reflects costs Golden Sky Systems has incurred in the ongoing litigation with DIRECTV, Inc.

         As a result of the deferred income tax liabilities, as revised, Golden Sky Systems recognized in the merger with Pegasus Satellite, its overall deferred income tax liabilities exceeded its deferred income tax assets in 2000. As a result, valuation allowances Golden Sky Systems had established against deferred income tax assets were no longer required, and benefits of its deferred income tax assets were recognized in 2000. In 1999, Golden Sky Systems' deferred income tax assets exceeded its deferred income tax liabilities. Golden Sky Systems had established valuation allowances against these deferred income tax assets in 1999 in the belief at that time that such tax assets would not be realized, which negated the benefits of these tax assets.

Comparison of 1999 and 1998

         In this section, amounts and changes specified are for the year ended December 31, 1999 compared to the year ended December 31, 1998, unless indicated otherwise.

         Revenue increased $63.1 million to $136.8 million. This increase was primarily due to an increase in the number of subscribers principally from internal growth and to a lesser extent from subscribers added by acquisitions over the last two years. At December 31, 1999, Golden Sky Systems had 345,200 subscribers, an increase of 123,200, of which 105,600 were added through internal growth.

         Programming, technical, general and administrative expenses increased $58.7 million to $120.2 million. This increase was principally due to the incremental costs incurred in providing service to an increased subscriber base.

         Marketing and selling expenses increased $32.7 million to $64.9 million. This increase was due to: an increase in the number of new subscriber activations during the year; higher subscriber acquisition costs associated with Golden Sky Systems conversions of subscribers of a former provider to its subscribers; increased equipment and installation subsidies provided to subscribers; and increased costs associated with free programming provided to new subscribers under certain national sales promotions.

         Depreciation and amortization expenses increased $12.8 million to $36.0 million, reflecting the amortization of higher intangible asset balances resulting from Golden Sky Systems' acquisitions.

         Interest expense increased $11.9 million to $32.4 million as a result of higher outstanding debt balances and an increase in the weighted-average interest rate during the year. The weighted average interest rate increased due to the issuance in July 1998 of Golden Sky Systems' 12-3/8% senior subordinated notes due 2006.

         No income taxes were recognized in 1999 due to Golden Sky Systems' net operating loss carryforward position and the full valuation allowances it had established against deferred income tax assets for the carryforwards in the belief at that time that such tax assets would not be realized.

Liquidity and Capital Resources

         With the merger of Pegasus Satellite and Golden Sky Holdings, Golden Sky Systems' operations have largely been integrated with those of Pegasus Satellite Television, Inc., a wholly owned subsidiary of Pegasus Satellite. As a result, Golden Sky Systems' capital needs after the merger have been greatly reduced. After the merger, Golden Sky Systems' operating activities used cash of $2.1 million and cash used for its investing activities was $14.9 million. Cash contributions from Pegasus Satellite after the merger totaled $17.7 million in funding these activities.

         Golden Sky Systems has a revolving credit facility under which $37.0 million was outstanding at December 31, 2000. Of this amount outstanding, $20.0 million was borrowed on December 31, 2000, which is included in its cash balance of $31.5 million at December 31, 2000. At December 31, 2000, Golden Sky Systems had borrowed the entire $35.0 million available under its term loan facility.

         Pegasus Satellite intends to make an exchange offer to issue its notes in exchange for Golden Sky Systems' 12-3/8% senior subordinated notes due 2006 that had an outstanding balance at December 31, 2000 of $195.0 million. At some time after this exchange offer is completed, Golden Sky Systems anticipates that amounts outstanding under the revolving credit facility and term loan facility will be paid off by Pegasus Satellite. When the outstanding balances are paid off, it is expected that these facilities will be terminated.

New Accounting Pronouncements

         Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, became effective for Golden Sky Systems on January 1, 2001. This standard established accounting and reporting standards for derivative instruments and hedging activities. The adoption of this standard on January 1, 2001 did not have any impact as Golden Sky Systems did not have any derivative instruments on the date of adoption.

         The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." This addresses revenue recognition policies and practices of companies that report to the SEC. This staff accounting bulletin became effective for Golden Sky Systems in the fourth quarter of 2000 and did not have any impact upon its adoption.

         In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement revises standards for accounting for securitizations and other transfers of financial assets and collateral. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Certain provisions of this standard were effective for fiscal years ending after December 15, 2000 and other provisions were effective after March 31, 2001. Adoption of the standard did not have any impact on Golden Sky Systems.

Quantitative and Qualitative Disclosures About Market Risk

         Golden Sky Systems' primary market risk is changes in interest rates. Its principal interest rate risks are changes in prime and LIBOR rates as its credit facilities are subject to these rates, which vary in accordance with prevailing economic conditions.

         The following table summarizes Golden Sky Systems' interest rate risk associated with debt outstanding at December 31, 2000. The table assumes future cash flows represented by periodic payments and maturities of principal associated with debt. These cash flows were based on scheduled principal repayments and maturities and their associated interest rates at December 31, 2000. Because of their variable and unpredictable nature, the interest rates specified for variable rate debt for each period presented represents their aggregate weighted average rate at December 31, 2000. The fair values of fixed rate debt were estimated based on quoted market prices. The fair values of variable rate debt were based on their carrying amounts at December 31, 2000 because amounts outstanding were subject to short-term variable interest rates that approximated market rates in effect at that date.

                                        (in thousands, except for percentages)
                                                                                                             Fair
                    2001        2002        2003         2004         2005      Thereafter      Total        Value
                    ----        ----        ----         ----         ----      ----------      -----        -----
Debt:
Fixed rate        $1,970      $2,946       $1,000            -            -       $195,000     $200,916    $201,160
Average
interest rate      12.27%      12.35%       12.38%       12.38%       12.38%         12.38%
Variable rate          -        $350       $1,259      $34,850      $35,541              -      $72,000     $72,000

Average
interest rate      10.26%      10.26%       10.26%       10.26%       10.26%             -

         The weighted average interest rate for our fixed rate debt outstanding at December 31, 2000 was 12.21% compared to that at December 31, 1999 of 12.09%. The weighted average rate at each date primarily reflects the 12-3/8% rate on its senior subordinated notes due 2006. The annual increases in the interest rate for fixed rate debt after 2000 as shown in the table reflect the reduction on the other debt with lower rates of interest outstanding at December 31, 2000 due to their scheduled future principal payments. The weighted average interest rate on our variable rate debt outstanding at December 31, 1999 was approximately 10.00%. The rate at December 31, 2000 presented in the above table was slightly higher principally due to a general rise in market rates during 2000.

         Management's Discussion and Analysis of Financial Condition and
                     Results of Operations of Golden Sky DBS

         The following discussion provides management's discussion and analysis of financial condition and results of operations. This discussion should be read in conjunction with the Risk Factors section included in this Prospectus and the consolidated financial statements and related notes which are included in Annex D to this prospectus. This discussion contains certain forward-looking statements that involve risks and uncertainties. Golden Sky DBS' actual results could differ materially from those discussed below.

General

         Golden Sky DBS' business is derived from providing multichannel DBS services as an independent DIRECTV(R) provider through its wholly owned subsidiary, Golden Sky Systems. DIRECTV is a service provided by DIRECTV, Inc. Golden Sky DBS may be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DIRECTV, Inc. Separately, it is involved in litigation against DIRECTV, Inc. An unfavorable outcome in this litigation could have a material adverse effect on its business. See Note 12 of the Notes to Consolidated Financial Statements of Golden Sky DBS included in Annex D to this prospectus and Business of Pegasus Satellite - Legal Proceedings - DIRECTV Litigation for a more descriptive account of this litigation.

         On May 5, 2000, Golden Sky DBS became an indirect wholly-owned subsidiary of Pegasus Satellite through a merger of Golden Sky Holdings with a subsidiary of Pegasus Satellite that was accounted for as a purchase. The stockholders of Golden Sky Holdings exchanged all of their outstanding capital stock for shares of Pegasus Satellite's Class A common stock, valued at $578.6 million, and options to purchase Pegasus Satellite's Class A common stock, valued at $33.2 million. All of the Class A common stock of Pegasus Satellite received by Golden Sky Holdings' stockholders at the time of the merger, has automatically become, as part of a reorganization in which Pegasus Satellite adopted a new holding company structure, the Class A common stock of Pegasus Satellite's new holding company, Pegasus Communications Corporation. For more information regarding the reorganization, see Note 14 of the Notes to the Consolidated Financial Statements of Golden Sky DBS included in Annex D to this prospectus.

         The total consideration of the merger was $1.2 billion, as revised (see below). As a result of Pegasus Satellite's use of the purchase method of accounting for the acquisition, the purchase price was pushed down to Pegasus Satellite financial statements and allocated to Golden Sky DBS' assets and liabilities, resulting in a new basis being assigned to Pegasus Satellite. The principal effect of the push down of the purchase price was an increase in the amount of Golden Sky DBS' DBS rights assets by $1.0 billion, as revised (see below).

         At year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the acquisition. The revised merger consideration included $293.7 million of Golden Sky Holdings consolidated net liabilities, including a deferred income tax asset of $89.3 million, as revised, principally for cumulative consolidated income tax net operating loss carryforwards existing at the acquisition date. Also included in the consideration was a deferred income tax liability of $421.3 million, as revised, principally for the excess of the book basis over the income tax basis of the revised amount of DBS rights assets existing at the acquisition date. The revised amount allocated to the DBS rights of $1.0 billion was net of $94.1 million for the push down effect of Pegasus Satellite's consolidated deferred income tax valuation allowances no longer required with the revised effects of the acquisition.

         The cumulative effect of the revised purchase accounting from the date of the acquisition to December 31, 2000 was: an increase in deferred income tax assets of $14.5 million, a reduction in the valuation allowance applied to deferred income tax assets of $85.6 million, a reduction in the amount of the purchase price allocated to DBS rights assets acquired of $251.7 million, a reduction in the accumulated amortization of DBS rights assets of $10.5 million, a reduction in deferred income tax liabilities of $64.2 million and a decrease in additional paid in capital of $94.1 million for the push down effect of Pegasus Satellite's consolidated valuation allowances no longer required in association with the acquisition. The effect of these revisions in Golden Sky DBS' statement of operations for 2000 was a reduction of DBS rights amortization expense of $10.5 million and an increase in income tax benefits of $6.8 million. See Notes 1 and 13 of the Notes to Consolidated Financial Statements of Golden Sky DBS included in Annex D to this prospectus for more information on the effects of the purchase accounting revision and related restatements of information previously reported in 2000.

Results of Operations

Comparison of 2000 and 1999

         In this section, amounts and changes specified are for the year ended December 31, 2000 compared to the year ended December 31, 1999, unless indicated otherwise.

         As a result of the push down accounting described above, Golden Sky DBS' results of operations after the merger are not comparable to those prior to the merger. The period preceding the Golden Sky Holdings merger of January 1 through May 5, 2000 and the period after the merger of May 6 through December 31, 2000 have been combined to arrive at its results of operations for 2000.

         Revenues increased $50.8 million to $187.6 million. This increase was primarily due to the growth in the number of subscribers over the last two years principally from internal growth and to a lesser extent from subscribers added by acquisitions in 1999. At December 31, 2000, Golden Sky DBS had 392,100 subscribers, an increase of 46,800, and exclusive DIRECTV distribution rights to
1.9 million households. In 1999, Golden Sky DBS added 105,600 subscribers through net internal growth. Its subscriber penetration increased to 21.2% from 18.5%.

         Programming, technical, general and administrative expenses increased $16.5 million to $136.7 million. This increase was principally due to the incremental costs incurred in providing service to an increased subscriber base.

         Marketing and selling expenses decreased $24.5 million to $40.5 million. The decreased expenses principally reflect economies gained in the merger with Pegasus Satellite through integration of our marketing and selling function into that of Pegasus Satellite. This significantly reduces Golden Sky DBS' gross expenditures, particularly with respect to advertising and promotional programming, and permits spreading of costs over a greater subscriber base between both Pegasus Satellite and Golden Sky DBS. Golden Sky DBS has additionally reduced occupancy costs significantly by conforming its distribution approach to that of Pegasus Satellite wherein a network of independent distributors is used for the sales function. Prior to the merger, Golden Sky DBS' sales function had been conducted largely through rented store space.

         Depreciation and amortization increased $75.0 million to $111.0 million, as revised. Approximately $66.7 million of the increase in amortization expense occurred in the period after the merger as a result of the increase in its DBS rights assets of $1.0 billion due to the merger. The annual amortization expense in succeeding years associated with the increased DBS rights resulting from the merger will be approximately $100.0 million.

         The increase in other operating expenses is primarily due to nonrecurring costs Golden Sky DBS incurred in the merger between Pegasus Satellite and Golden Sky Holdings.

         Interest expense increased $5.4 million to $50.5 million primarily due to an increase of approximately 3% in the average rate of interest incurred on amounts outstanding under Golden Sky Systems' revolving credit facility. The increase in Golden Sky DBS' rate reflects the general increase in market interest rates available in 2000.

         The increase in other non-operating expenses primarily reflects costs Golden Sky DBS has incurred in the on-going litigation with DIRECTV, Inc.

         As a result of the deferred income tax liabilities, as revised, Golden Sky DBS recognized in the merger with Pegasus Satellite, its overall deferred income tax liabilities exceeded its deferred income tax assets in 2000. As a result, valuation allowances Golden Sky DBS had established against deferred income tax assets were no longer required, and benefits of its deferred income tax assets were recognized in 2000. In 1999, its deferred income tax assets exceeded its deferred income tax liabilities. Golden Sky DBS had established valuation allowances against these deferred income tax assets in 1999 in the belief at that time that such tax assets would not be realized, which negated the benefits of these tax assets.

Comparison of 1999 and 1998

         In this section, amounts and changes specified are for the year ended December 31, 1999 compared to the year ended December 31, 1998, unless indicated otherwise.

         Revenue increased $63.1 million to $136.8 million. This increase was primarily due to an increase in the number of subscribers principally from internal growth and to a lesser extent from subscribers added by acquisitions over the last two years. At December 31, 1999, Golden Sky DBS had 345,200 subscribers, an increase of 123,200, of which 105,600 were added through internal growth.

         Programming, technical, general and administrative expenses increased $58.7 million to $120.2 million. This increase was principally due to the incremental costs incurred by Golden Sky DBS in providing service to its increased subscriber base.

         Marketing and selling expenses increased $32.7 million to $64.9 million. This increase was due to: an increase in the number of new subscriber activations during the year; higher subscriber acquisition costs associated with Golden Sky Systems conversions of subscribers of a former provider to its subscribers; increased equipment and installation subsidies provided to subscribers; and increased costs associated with free programming provided to new subscribers under certain national sales promotions.

         Depreciation and amortization expenses increased $12.8 million to $36.0 million, reflecting the amortization of higher intangible asset balances resulting from Golden Sky DBS' acquisitions.

         Interest expense increased $24.5 million to $45.0 million as a result of higher outstanding debt balances and an increase in the weighted-average interest rate during the year. The weighted average interest rate increased due to the issuance in July 1998 of Golden Sky Systems' 12-3/8% senior subordinated notes due 2006 and the issuance in February 1999 by Golden Sky DBS of its 13-1/2% senior discount notes due 2007.

         No income taxes were recognized in 1999 due to Golden Sky DBS' net operating loss carryforward position and the full valuation allowances it had established against deferred income tax assets for the carryforwards in the belief at that time that such tax assets would not be realized.

Liquidity and Capital Resources

         With the merger of Pegasus Satellite and Golden Sky Holdings, Golden Sky DBS' operations have largely been integrated with those of Pegasus Satellite Television, Inc., a wholly owned subsidiary of Pegasus Satellite. As a result, Golden Sky DBS' capital needs after the merger have been greatly reduced. After the merger, Golden Sky DBS' operating activities used cash of $2.6 million and cash used for its investing activities was $14.9 million. Cash contributions from Pegasus Satellite after the merger totaled $18.2 million in funding these activities.

         Golden Sky Systems has a revolving credit facility under which $37.0 million was outstanding at December 31, 2000. Of this amount outstanding, $20.0 million was borrowed on December 31, 2000, which is included in Golden Sky DBS' cash balance of $31.5 million at December 31, 2000. At December 31, 2000, Golden Sky Systems had borrowed the entire $35.0 million available under its term loan facility.

         Pegasus Satellite intends to make an exchange offer to issue its notes in exchange for Golden Sky DBS' 13-1/2% senior discount notes that had an accreted value outstanding at December 31, 2000 of $127.7 million and Golden Sky Systems' 12-3/8% senior subordinated notes due 2006 that had an outstanding balance at December 31, 2000 of $195.0 million. At some time after these exchange offers are completed, Golden Sky DBS anticipates that amounts outstanding under the Golden Sky Systems' revolving credit facility and term loan facility will be paid off by Pegasus Satellite. When the outstanding balances are paid off, it is expected that these facilities will be terminated.

New Accounting Pronouncements

         Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, became effective for Golden Sky Systems on January 1, 2001. This standard established accounting and reporting standards for derivative instruments and hedging activities. The adoption of this standard on January 1, 2001 did not have any impact as Golden Sky DBS did not have any derivative instruments on the date of adoption.

         The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." This addresses revenue recognition policies and practices of companies that report to the SEC. This staff accounting bulletin became effective for Golden Sky DBS in the fourth quarter of 2000 and did not have any impact upon its adoption.

         In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement revises standards for accounting for securitizations and other transfers of financial assets and collateral. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Certain provisions of this standard were effective for fiscal years ending after December 15, 2000 and other provisions were effective after March 31, 2001. Adoption of the standard did not have any impact on Golden Sky Systems.

Quantitative and Qualitative Disclosures About Market Risk

         Golden Sky DBS primary market risk is changes in interest rates. Its principal interest rate risks are changes in prime and LIBOR rates as its credit facilities are subject to these rates, which vary in accordance with prevailing economic conditions.

         The following table summarizes Golden Sky DBS' interest rate risk associated with debt outstanding at December 31, 2000. The table assumes future cash flows represented by periodic payments and maturities of principal associated with debt. These cash flows were based on scheduled principal repayments and maturities and their associated interest rates at December 31, 2000. Because of their variable and unpredictable nature, the interest rates specified for variable rate debt for each period presented represents their aggregate weighted average rate at December 31, 2000. The fair values of fixed rate debt were estimated based on quoted market prices. The fair values of variable rate debt were based on their carrying amounts at December 31, 2000 because amounts outstanding were subject to short-term variable interest rates that approximated market rates in effect at that date.

                                        (in thousands, except for percentages)
                                                                                                             Fair
                    2001        2002        2003         2004         2005      Thereafter      Total        Value
                    ----        ----        ----         ----         ----      ----------      -----        -----
Debt:

Fixed rate        $1,970       $2,946      $1,000           -            -       $388,100      $394,016     $386,484

Average
interest rate      12.87%       12.92%      12.93%      12.93%       12.93%         12.93%

Variable rate          -         $350      $1,259     $34,850      $35,541              -       $72,000      $72,000

Average
interest rate      10.26%       10.26%      10.26%      10.26%       10.26%             -


         The weighted average interest rate for Golden Sky DBS' fixed rate debt outstanding at December 31, 2000 was 12.84% compared to that at December 31, 1999 of 12.77%. The weighted average rate at each date primarily reflects a combination of the 13-1/2% rate on its senior discount notes due 2007 and the 12-3/8% rate on Golden Sky Systems' senior subordinated notes due 2006. The annual increases in the interest rate for fixed rate debt after 2000 as shown in the table reflect the reduction on other debt with lower rates of interest outstanding at December 31, 2000 due to their scheduled future principal payments. The weighted average interest rate on its variable rate debt outstanding at December 31, 1999 was approximately 10.00%. The rate at December 31, 2000 presented in the above table was slightly higher principally due to a general rise in market rates during 2000.

                       Management and Certain Transactions

Directors and Executive Officers of Pegasus Satellite

         Set forth below is information regarding the directors and executive officers of Pegasus Satellite. Pegasus Communications effected a new holding company structure as of February 22, 2001. On that date Pegasus Communications became the new parent company of Pegasus Satellite Communications, Inc. (formerly named Pegasus Communications Corporation). The directors listed below became directors of Pegasus Communications as of the date of reorganization in 2001. Prior to that time, these individuals served as directors of Pegasus Satellite. All of these individuals currently serve as directors of Pegasus Communications, Pegasus Satellite and Pegasus Media & Communications, Inc., a direct subsidiary of Pegasus Satellite. References to Pegasus set forth below in the biographies refer to Pegasus Satellite. Messrs. Pagon, Lodge, Verlin and Smith hold the same positions with Pegasus Communications as they do with Pegasus Satellite.

         Marshall W. Pagon has served as President, Chief Executive Officer and Chairman of the Board of Pegasus since its incorporation and served as Treasurer of Pegasus from its incorporation to June 1997. From 1991 to October 1994, when the assets of various affiliates of Pegasus, principally limited partnerships that owned and operated Pegasus' television and cable operations, were transferred to subsidiaries of Pegasus Media & Communications, Inc., a subsidiary of Pegasus, entities controlled by Mr. Pagon served as the general partner of these partnerships and conducted the business of Pegasus. Mr. Pagon's background includes over 20 years of experience in the media and communications industry. Mr. Pagon is one of his own designees to the board of directors pursuant to the amended voting agreement. Mr. Pagon is 45 years old.

         Ted S. Lodge has been a director of Pegasus since May 5, 2000 and serves as its Executive Vice President, Chief Administrative Officer, General Counsel and Secretary. Mr. Lodge has served as Senior Vice President, Chief Administrative Officer, General Counsel and Assistant Secretary of Pegasus since July 1, 1996. In July 2000, he became an Executive Vice President. In June 1997, Mr. Lodge became Pegasus' Secretary. From June 1992 through June 1996, Mr. Lodge practiced law with the law firm of Lodge & Company. During that period, Mr. Lodge was engaged by Pegasus as its outside legal counsel in connection with various matters. Mr. Lodge currently is serving as a director of Pegasus as one of Mr. Pagon's designees to the board of directors pursuant to the amended voting agreement. Mr. Lodge is 44 years old.

         Howard E. Verlin is Executive Vice President and Assistant Secretary of Pegasus and is responsible for operating activities of Pegasus' direct broadcast satellite subsidiaries since its inception, and of its television subsidiaries since November 2000. Mr. Verlin also supervised cable operations until the sale of Pegasus' last cable system in September 2000. Mr. Verlin has served similar functions with respect to Pegasus' predecessors in interest and affiliates since 1987 and has over 15 years of experience in the media and communications industry.

         Kasin Smith served as a Financial Analyst of Pegasus from September 1998 through February 1999, and has served as Vice President of Finance since February 1999 and Chief Financial Officer since August 1999. From May 1997 through September 1998, Mr. Smith served as a General Manager, Northwest Region, of SkyView World Media Group, a master system operator for DIRECTV. From November 1996 to May 1997, Mr. Smith was Director of Finance for Sky Zone Media Access, L.L.C., a distributor of DIRECTV to apartments and multiple dwelling units. From 1993 to November 1996, Mr. Smith served as a Manager at PricewaterhouseCoopers LLP. Mr. Smith is a certified public accountant and has over 9 years of public accounting experience.

         Robert F. Benbow has been a director of Pegasus since May 5, 2000. Mr. Benbow has been a director of Golden Sky and its predecessors from February 1997 to May 5, 2000. He is a Vice President of Burr, Egan, Deleage & Co., a private venture capital firm, and a Managing General Partner of Alta Communications, Inc., a private venture capital firm. Prior to joining Burr, Egan, Deleage & Co. in 1990, Mr. Benbow spent 22 years with the Bank of New England N.A., where he was a Senior Vice President responsible for special industries lending in the areas of media, project finance and energy. Additionally, he serves as a director of Diveo Broadband Networks, Inc., a fixed wireless local loop service provider throughout South America, and of Advanced Telcom Group, Inc., a competitive local exchange carrier. Mr. Benbow currently is serving as a director of Pegasus designated by affiliates of Alta Communications pursuant to the amended voting agreement. Mr. Benbow is 65 years old.

         William P. Collatos has been a director of Pegasus since May 5, 2000. Mr. Collatos has been a director of Golden Sky and its predecessors since March 1997. He is a Managing General Partner of Spectrum Equity Investors, a private equity investment firm focused on the communications services, networking infrastructure, electronic commerce and media industries, which he founded in 1993. He serves as director of Galaxy Telecom, GP, the general partner of Galaxy Telecom, L.P., which owns, operates and develops cable television systems, ITXC Corp., a global provider of Internet-based voice, fax and voice-enabled services, and JazzTel, a competitive local exchange provider based in Madrid, Spain. Mr. Collatos currently is serving as a director of Pegasus designated by Spectrum Equity Investors pursuant to the amended voting agreement. Mr. Collatos is 47 years old.

         Harry F. Hopper III has been a director of Pegasus since April 27, 1998. From June 1996 until April 27, 1998, Mr. Hopper had been a director of Digital Television Services, or a manager of its predecessor limited liability company. Mr. Hopper is a Managing Director of Columbia Capital Corporation and Columbia Capital LLC, which he joined in January 1994. Columbia Capital is a venture capital firm with an investment focus on communications services, network infrastructures and technologies and electronic commerce. Mr. Hopper is also a director of Affinity, Inc., a web-hosting company, Pihana Pacific Corporation, a Pan-Asian Internet peering and data center company, Xemod, Inc., a producer of next-generation linear power amplifiers, Singleshop, Inc., a business-to-business, outsourced Internet shopping platform, and Broadslate Networks, Inc., a digital broadband subscriber line service provider. Mr. Hopper currently is one of Mr. Pagon's designees on the board of directors. Mr. Hopper is 47 years old.

         James J. McEntee, III has been a director of Pegasus since October 8, 1996. Mr. McEntee is of counsel to the law firm of Lamb, Windle & McErlane, P.C. and had been a Principal of that law firm and Chairman of its Business Department from 1995 through March 1, 2000. He is also a Principal in Harron Capital, L.P., a venture capital firm focused on new and traditional media ventures, and he is a Chairman of the Board of Directors of Around Campus, Inc., a company in the business of publishing college student directories and creating marketing opportunities in college communities. He is also a director of the Bancorp.Com, an affiliate based Internet bank, and is a director of efoodpantries.com, an Internet company in the business of selling and marketing specialty food products, and a director of several other private companies. Mr. McEntee is one of the directors designated as an independent director under the voting agreement. Mr. McEntee is 43 years old.

         Mary C. Metzger has been a director of Pegasus since November 14, 1996. Ms. Metzger has been Chairman of Personalized Media Communications L.L.C. and its predecessor company, Personalized Media Communications Corp., since February 1989. Ms. Metzger has also been Managing Director of Video Technologies International, Inc. since June 1986. Ms. Metzger is one of the directors designated as an independent director under the amended voting agreement. She is also a designee of Personalized Media Communications under an agreement between Pegasus and Personalized Media. See Certain Relationships and Related

Transactions - Investment in Personalized Media Communications, L.L.C. and Licensing of Patents. Ms. Metzger is 55 years old.

         William P. Phoenix has been a director of Pegasus since June 17, 1998. He is a Managing Director of CIBC World Markets Corp. and Co-head of its Credit Capital Markets Group. Mr. Phoenix is also a member of CIBC World Markets Corp.'s credit investment and risk committees. Prior to joining CIBC World Markets Corp. in 1995, Mr. Phoenix had been a Managing Director of Canadian Imperial Bank of Commerce with management responsibilities for the bank's acquisition finance, mezzanine finance and loan workout and restructuring businesses. Mr. Phoenix joined Canadian Imperial Bank of Commerce in 1982. Mr. Phoenix is one of the directors designated as an independent director pursuant to the amended voting agreement. Pegasus and CIBC World Markets Corp. have engaged in various transactions. See Certain Relationships and Related Transactions - CIBC World Market Corp. and Affiliates. Mr. Phoenix is 43 years old.

         Robert N. Verdecchio has been a director of Pegasus since December 18, 1997. He served as Pegasus' Senior Vice President, Chief Financial Officer and Assistant Secretary from its inception to March 22, 2000 and as Treasurer from June 1997 until March 22, 2000. He has also performed similar functions for Pegasus Media's affiliates and predecessors in interest from 1990 to March 22, 2000. Mr. Verdecchio is a certified public accountant and has over 15 years of experience in the media and communications industry. He is now a private investor. Mr. Verdecchio currently is serving as a director of Pegasus as one of Mr. Pagon's designees to the board of directors pursuant to the amended voting agreement. Mr. Verdecchio is 44 years old.

Executive Compensation

         The following table sets forth certain information for Pegasus Satellite's last three fiscal years concerning the compensation paid to the Chief Executive Officer and to each of Pegasus Satellite's four most highly compensated officers. The most highly compensated officers are those whose total annual salary and bonus for the fiscal year ended December 31, 2000, exceeded $100,000.

                           Summary Compensation Table


                                                                                                Long-Term
                                                                                           Compensation Awards
                                                                                           -------------------
                                             Annual Compensation                                      Securities
                             Principal       -------------------     Other Annual     Restricted      Underlying       All Other
          Name               Position         Year       Salary      Compensation    Stock Award(1)    Options(2)    Compensation(3)
          ----               --------         ----       ------      ------------    --------------    ----------    ---------------
Marshall W. Pagon.....    President and       2000      $330,769     $  40,150(4)             --        156,822(5)     $63,728(6)
                          Chief Executive     1999      $274,743            --          $124,978        380,000        $60,096(6)
                          Officer             1998      $200,000            --           $77,161        170,000        $67,274(6)


Ted S. Lodge..........    Executive Vice      2000      $207,404     $  58,000(7)        $41,935         75,000         $3,900
                          President, Chief    1999      $164,647     $  50,000(7)        $54,067        170,000         $3,600
                          Administrative      1998      $150,000            --           $30,851        120,000         $9,263
                          Officer and
                          General Counsel


Howard E. Verlin......    Executive Vice      2000      $185,539     $  55,000(7)       $244,961         75,000         $2,100
                          President           1999      $155,974     $  45,000(7)        $99,975        190,000         $1,620
                                              1998      $135,000            --          $110,150         80,000         $5,480

Kasin Smith...........(8) Vice President      2000      $151,674     $  16,500(7)             --         51,142(5)     $10,090
                          and Chief           1999      $108,022            --                --        100,000         $2,021
                          Financial           1998      $ 24,103            --                --             --             --
                          Officer

Nicholas A. Pagon.....(9) Former Senior       2000      $161,011            --                --          1,364(5)      $6,143
                          Vice President      1999      $133,442            --                --         90,000         $2,822
                          of Broadcast        1998      $ 92,358            --                --         80,000         $2,027
                          Television

-----------
(1) During 2000, an aggregate of 858 and 5,012 shares were granted to Messrs. Lodge and Verlin, respectively, on January 1, 2000. Based upon the closing price of the Class A common stock on December 29, 2000 of $25.75 per share, the shares awarded to Messrs. Lodge and Verlin during fiscal 2000 had a value of $22,093.50 and $129,059, respectively, on December 31, 2000. During 1999, 6,328, 2,938 and 5,062 shares were issued to Messrs. Marshall Pagon, Lodge and Verlin. During 1998, 7,218, 2,886 and 10,304 shares were issued to Messrs. Marshall Pagon, Lodge and Verlin, respectively. Generally, awards made under Pegasus' restricted stock plan vest based upon years of service with Pegasus from the date of initial employment. Shares issued are vested 34% after two years of employment, an additional 33% after three years of employment and the remaining 33% vests upon four years of employment. As a consequence, all awards made to Messrs. Pagon and Verlin in 1998 and 1999 and Mr. Verlin in 2000 were fully vested on the date of grant. Mr. Lodge's employment with Pegasus Satellite began on July 1, 1996. Consequently, Mr. Lodge's awards granted in fiscal 1998, 1999 and 2000 were fully vested as of July 1, 2000, with the exception of 308 shares representing a special recognition award issued in 1999, which was fully vested upon issuance. The number of shares listed above have been adjusted to reflect the 2-for-1 stock split effective as of May 30, 2000.

(2)  Adjusted to reflect stock split effective as of May 30, 2000.

(3) Unless otherwise indicated, the amounts listed represent Pegasus' contributions under its U.S. 401(k) plan.

(4) Represents the value of benefits received related to the plane available for use by Pegasus Satellite.

(5) Represents options issued under the restricted stock plan in lieu of receiving the award in cash or stock. In 2000, Messrs. Marshall Pagon, Smith and Nicholas Pagon received options to purchase 6,822, 1,142 and 1,364 shares, respectively. Options granted pursuant to Pegasus' restricted stock plan vest based upon years of service with Pegasus from the date of initial employment. Options issued are vested 34% after two years of employment, an additional 33% after three years of employment and the remaining 33% vest upon four years of employment. As a consequence, the options issued to Mr. Marshall Pagon were fully vested as of the date of grant, January 1, 2000. The options issued to Mr. Smith will be fully vested in September 2002. Due to Mr. Nicholas Pagon's resignation from Pegasus, 67% of his option grant was vested as of the date of his resignation. For information regarding exercise price and expiration date of these options, see the table below entitled "Option Grants in 2000."

(6) Of the amounts listed for Marshall W. Pagon in each of the years of 2000, 1999 and 1998, $53,728 represents the actuarial benefit to Mr. Pagon of premiums paid by Pegasus Satellite in connection with the split dollar agreement entered into by Pegasus Satellite with the trustees of insurance trust established by Mr. Pagon. See Certain Relationships and Related Transactions - Split Dollar Agreement. The remainder represents Pegasus' contributions under its U.S. 401(k) plan.

(7) Subject to limitations specified in Pegasus' restricted stock plan, an executive officer may elect to receive all or a portion of the award in the form of cash, stock or an option to purchase shares. The amounts listed reflect the cash portion of discretionary awards granted under the restricted stock plan.

(8)  Kasin Smith became an employee of Pegasus Satellite on September 8, 1998.

(9) Nicholas A. Pagon became an employee of Pegasus Satellite on February 15, 1999 and resigned from Pegasus on March 23, 2001.

                              Option Grants in 2000

         Pegasus granted options to employees to purchase a total of 1,950,252 shares during 2000 of which 1,942,410 shares were granted under Pegasus' stock option plan and 7,842 were granted under Pegasus' restricted stock plan. The amounts set forth below in the columns entitled "5%" and "10%" represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date.

                                                                                   Potential Realizable Value
                                                                                   at Assumed Annual Rates of
                                                                                             Stock
                                                                                     Price Appreciation for
                                          Individual Grants                               Option Term
                        ---------------------------------------------------------------------------------------
                                           % of Total
                           Number of         Options
                          Securities        Granted to    Exercise
                           Underlying     Employees in      Price       Expiration
       Name             Options Granted    Fiscal Year    Per Share        Date           5%             10%
       ----             ---------------   ------------    ---------     -----------   ----------     ----------
Marshall W. Pagon......    150,000             7.7%         $22.00       12/14/2010   $2,075,352     $5,259,350
                             6,822             0.3%         $48.88       01/01/2005            0              0

Ted S. Lodge............    75,000             3.8%         $22.00       12/14/2010   $1,037,676     $2,629,675

Howard E. Verlin........    75,000             3.8%         $22.00       12/14/2010   $1,037,676     $2,629,675

Kasin Smith ............    50,000             2.6%         $22.00       12/14/2010     $691,784     $1,753,117
                             1,142             0.1%         $48.88       01/01/2005            0              0

Nicholas A. Pagon ......     1,364             0.1%         $48.88       01/01/2005            0              0


         The table below shows aggregated stock option exercises by the named executive officers in 2000 and 2000 year end values. In-the-money options, which are listed in the last two columns, are those in which the fair market value of the underlying securities exceeds the exercise price of the option. The closing price of Pegasus' Class A common stock on December 29, 2000, was $25.75 per share.

       Aggregate Option Exercises in 2000 and 2000 Year-End Option Values

                                                            Number of Securities         Value of the Unexercised
                                                           Underlying Unexercised        In-the-Money Options at
                                                         Options at Fiscal Year End          Fiscal Year End
                           ----------------------------------------------------------------------------------------
                             Shares
                            Acquired
                               on           Value
       Name                 Exercise      Realized       Exercisable   Unexercisable   Exercisable    Unexercisable
       ----                 --------      --------       -----------   -------------   -----------    -------------
Marshall W. Pagon....             0              -          437,156         439,666     $5,195,700     $2,509,500
Ted S. Lodge.........             0              -          246,207         198,793     $3,181,635     $1,066,815
Howard E. Verlin.....        36,360     $1,586,205          176,514         212,126     $1,842,945     $1,066,815
Kasin Smith .........             0              -           34,255         117,087       $104,638       $385,500
Nicholas A. Pagon ...             0              -           69,581         101,783       $542,000       $753,000

Compensation Committee Interlocks and Insider Participation

         During 2000, the compensation committee of the board of directors generally made decisions concerning executive compensation of executive officers. The compensation committee consisted of James J. McEntee, III, Harry
F. Hopper III, and, since June 2, 2000, Robert F. Benbow. Mr. Benbow is associated with affiliates of Alta Communications that were formerly stockholders of Golden Sky. See - Certain Relationships and Related Transactions
- Acquisition of Golden Sky Holdings, Inc.

Compensation of Directors

         Under Pegasus Satellite's by-laws, each director is entitled to receive such compensation, if any, as may from time to time be fixed by the board of directors. Pegasus Satellite currently pays its directors who are not employees or officers of Pegasus Satellite an annual retainer of $10,000 plus $750 for each board meeting attended in person, $375 for each meeting of a committee of the board and $375 for each board meeting held by telephone. The annual retainer is payable, at each director's option, in cash or in the form of options to purchase Pegasus Satellite's Class A common stock. Pegasus Satellite also reimburses each director for all reasonable expenses incurred in traveling to and from the place of each meeting of the board or committee of the board.

         On December 14, 2000, Robert F. Benbow, William P. Collatos, Harry F. Hopper III, James J. McEntee, III, Mary C. Metzger, William P. Phoenix, Riordon
B. Smith and Robert N. Verdecchio, who were then all of Pegasus' non-employee directors, each received options to purchase 10,000 shares of Class A common stock under Pegasus' Stock Option Plan. Each option vests in annual installments of 5,000 shares beginning on the first anniversary of the date of grant, and was issued at an exercise price of $22.00 per share, the closing price of the Class A common stock on the date prior to the date of the grant, and is exercisable until the tenth anniversary from the date of grant.

Security Ownership of Certain Beneficial Owners and Management

         Pegasus Communications owns all of the outstanding common stock of our company.

Certain Relationships and Related Transactions

Split Dollar Agreement

         In December 1996, Pegasus Satellite entered into a split dollar agreement with the trustees of an insurance trust established by Marshall W. Pagon. Under the split dollar agreement, Pegasus Satellite agreed to pay a portion of the premiums for certain life insurance policies covering Mr. Pagon owned by the insurance trust. The agreement provides that Pegasus Satellite will be repaid for all amounts it expends for such premiums, either from the cash surrender value or the proceeds of the insurance policies. The actuarial benefit to Mr. Pagon of premiums paid by Pegasus Satellite amounted to $53,728 in each of the years of 1998, 1999 and 2000.

Relationship with W.W. Keen Butcher and Affiliated Entities

         Pegasus Satellite entered into an arrangement in 1998 with W.W. Keen Butcher, the stepfather of Marshall W. Pagon and Nicholas A. Pagon, who until March 23, 2001 was a Senior Vice President of Pegasus Satellite, and certain entities controlled by Mr. Butcher and the owner of a minority interest in one of the entities. Under this agreement as modified in 1999, Pegasus Satellite agreed to provide and maintain collateral for up to $8.0 million in principal amount of bank loans to Mr. Butcher, his affiliated entities and the minority owner. Mr. Butcher and the minority owner must lend or contribute the proceeds of those bank loans to one or more of the entities owned by Mr. Butcher for the acquisition of television broadcast stations to be programmed by Pegasus Satellite pursuant to local marketing agreements.

         Under this arrangement, on November 10, 1998, Pegasus Satellite sold to one of the Butcher companies the FCC license for the television station then known as WOLF for $500,000 and leased certain related assets to the Butcher company, including leases and subleases for studio, office, tower and transmitter space and equipment, for ongoing rental payments of approximately $18,000 per year plus operating expenses. WOLF is now known as WSWB and is one of the television stations serving the Wilkes Barre/Scranton, Pennsylvania designated market area that is programmed by Pegasus Satellite. Mr. Butcher and the minority owner borrowed the $500,000 under the loan collateral arrangement described above. Concurrently with the closing under the agreement described above, one of the Butcher companies assumed a local marketing agreement, under which Pegasus Satellite provides programming to WSWB and retains all revenues generated from advertising in exchange for payments to the Butcher company of $4,000 per month plus reimbursement of certain expenses. The term of the local marketing agreement is three years, with two three-year automatic renewals. The Butcher company also granted Pegasus Satellite an option to purchase the station license and assets if it becomes legal to do so for the costs incurred by the Butcher company relating to the station, plus compound interest at 12% per year.

         On July 2, 1998, Pegasus assigned to one of the Butcher companies its option to acquire the FCC license for television station WFXU, which rebroadcasts WTLH pursuant to a local marketing agreement with Pegasus. The Butcher company paid Pegasus $50,000 for the option. In May 1999, the Butcher company purchased the station and assumed the obligations under the local marketing agreement with Pegasus. The Butcher company borrowed the $50,000 under the loan collateral arrangement, and granted Pegasus an option to purchase the station on essentially the same terms described above for WOLF. The local marketing agreement provides for a reimbursement of expenses by Pegasus and a term of five years, with one automatic five-year renewal.

         Pegasus currently provides programming under a local marketing agreement to television station WPME. Under the local marketing agreement, Pegasus also holds an option to purchase WPME. One of the Butcher companies acquired WPME and the FCC license from the prior owner in February 2001. Pegasus believes that the WOLF and WFXU transactions were done at fair value and that any future transactions that may be entered into with the Butcher companies or similar entities, including the WPME transaction as described, will also be done at fair value.

Acquisition of Golden Sky Holdings, Inc.

         On May 5, 2000, Pegasus Satellite acquired Golden Sky Holdings, Inc. through the merger of Golden Sky Holdings, Inc. with a subsidiary of Pegasus Satellite. Prior to the merger, Golden Sky was the second largest independent provider of DIRECTV. Golden Sky operates in 24 states and its territories includes approximately 1.9 million households and 392,100 subscribers.

         In connection with the merger Pegasus Satellite issued approximately
12.2 million shares of its Class A common stock, including stock options, to stockholders and former employees of Golden Sky. Pegasus Satellite also granted registration rights to certain Golden Sky stockholders, including Alta and its affiliates and Spectrum and its affiliates. As a result of the Golden Sky merger and the amended voting agreement described below, Robert F. Benbow and William
P. Collatos were elected to Pegasus Satellite's board of directors.

Voting Agreement

         In connection with Pegasus Satellite's acquisitions of Digital Television Services in 1998 and of Golden Sky in 2000, some of the principal stockholder groups of those two companies entered into, and later amended, a voting agreement with Pegasus Satellite and Mr. Marshall W. Pagon. The voting agreement provided those stockholder groups the right to designate members of Pegasus Communications' board of directors and required Mr. Pagon to cause all shares of Class A and Class B common stock whose vote he controls to be voted to elect those designees.

         Because of later events, only affiliates of Alta Communications currently have the right to designate a director. They have designated Mr. Benbow. Mr. Collatos was designated by Spectrum Equity Partners, but will not be renominated at the 2001 annual meeting of stockholders of Pegasus Satellite. Mr. Smith was designated by Fleet Venture Resources but has resigned from the board of directors effective February 16, 2001, and Fleet is no longer party to the amended voting agreement.

         Under the amended voting agreement, Mr. Pagon has the right to designate four directors. His designees are currently himself and Messrs. Hopper, Lodge and Verdecchio. Currently, Messrs. McEntee and Phoenix and Ms. Metzger are independent directors, as defined in the voting agreement. Mr. Hopper, prior to May 2000, was the designee of one of the former stockholders of Digital Television Services. At Pegasus Communications' 2001 annual meeting of stockholders, Mr. Hopper will be proposed for election as an independent director, as defined by the voting agreement, and if Mr. Hopper is so elected, Mr. Pagon will have the right to designate another director to the board.

Communications License Re-Auction

         Pegasus PCS Partners, LP, a partnership owned and controlled by Marshall W. Pagon, holds personal communications system licenses in Puerto Rico. Pegasus Development Corporation has made an initial investment of approximately $4.8 million in Pegasus PCS Partners in return for certain of the limited partnership interests of Pegasus PCS Partners. Pegasus itself did not meet the qualification criteria for the FCC's re-auction in which Pegasus PCS Partners acquired one of its two licenses. Pegasus Satellite's interest in Pegasus PCS Partners was distributed to Pegasus Communications in connection with the February 2001 holding company reorganization as a result of the distribution of the stock of Pegasus Development Corporation from Pegasus Satellite to Pegasus Communications. In February 2001, Pegasus PCS Partners sold one of its licenses. It is anticipated that the other license will be sold in the second quarter of 2001. Aggregate consideration for the sale of the two licenses is expected to amount to approximately $30.0 million.

CIBC World Markets Corp. and Affiliates

         William P. Phoenix, a director of Pegasus Satellite, is a Managing Director of CIBC World Markets Corp. CIBC World Markets Corp. and its affiliates have provided various services to Pegasus Satellite and its subsidiaries since the beginning of 1997. CIBC World Markets Corp. has historically performed a number of services for Pegasus Satellite, including serving in the year 2000 and the first quarter of 2001 as dealer manager and information agent for an exchange offer of 12-3/4% Series A cumulative exchangeable preferred stock of Pegasus Satellite Communications, Inc. for Pegasus Communications Corporation's 12-3/4% Series A Cumulative Exchangeable Preferred Stock issued in connection with the holding company reorganization. CIBC World Markets Corp. received customary commissions for serving in this capacity.

         CIBC World Markets Corp. or its affiliates have also performed the following services for Pegasus Satellite:

         o acted as one of the initial purchasers in Pegasus Satellite's January 2000 Rule 144A offering of $300.0 million in aggregate liquidation preference of Series C convertible preferred stock;

         o agreed to purchase, any and all Golden Sky notes, if any, tendered in response to Golden Sky's offer to purchase such notes;

         o issued letters of credit in connection with bridge financing obtained by Pegasus Satellite;

         o provided fairness opinions to Pegasus Satellite and/or its affiliates in connection with certain intercompany loans and other intercompany transactions;

         o acted as lender in connection with the Pegasus Media & Communications credit facility;

         o provided a fairness opinion in connection with the Golden Sky merger; and

         o acted as Administrative Agent in connection with a credit facility of Digital Television Services.

         In the first quarter of 2001 and during 2000, for services rendered, Pegasus Satellite or its subsidiaries paid to CIBC World Markets Corp. or its affiliates an aggregate of $250,000 and $4.4 million, respectively, in fees. Pegasus Satellite believes that all fees paid to CIBC World Markets Corp. or its affiliates in connection with the transactions described above were customary. Pegasus Satellite anticipates that it or its subsidiaries may engage the services of CIBC World Markets Corp. in the future.

Investment in Personalized Media Communications, L.L.C. and Licensing of Patents

         On January 13, 2000, Pegasus made an investment in Personalized Media Communications, L.L.C. Personalized Media is an advanced communications technology company that owns an intellectual property portfolio consisting of seven issued U.S. patents and over 10,000 claims submitted in several hundred pending U.S. patent applications. A majority of pending claims are based on a 1981 filing date, with the remainder based on a 1987 filing date. Mary C. Metzger, Chairman of Personalized Media and a member of Pegasus' board of directors, and John C. Harvey, Managing Member of Personalized Media and Ms. Metzger's husband, own a majority of and control Personalized Media as general partners of the Harvey Family Limited Partnership.

         A subsidiary of Personalized Media granted Pegasus an exclusive license for the distribution of satellite based services using Ku band BSS frequencies at the 101(degree), 110(degree) and 119(degree) west longitude orbital locations and Ka band FSS frequencies at the 99(degree), 101(degree), 103(degree) and 125(degree) west longitude orbital locations, which frequencies have been licensed by the FCC to affiliates of Hughes Electronics Corporation. In addition, Personalized Media granted to Pegasus the right to license on an exclusive basis and on favorable terms the patent portfolio of Personalized Media in connection with other frequencies that may be licensed to Pegasus in the future.

         The license granted by Personalized Media's subsidiary provides rights to all claims covered by Personalized Media's patent portfolio, including functionality for automating the insertion of programming at a direct broadcast satellite uplink, the enabling of pay-per-view buying, the authorization of receivers, the assembly of records of product and service selections made by viewers including the communication of this information to billing and fulfillment operations, the customizing of interactive program guide features and functions made by viewers and the downloading of software to receivers by broadcasters. Pegasus will pay license fees to Personalized Media of $100,000 per year for three years.

         Pegasus acquired preferred interests of Personalized Media for approximately $14.3 million in cash, 400,000 shares of Pegasus Satellite's Class A common stock and warrants to purchase 2.0 million shares of Pegasus' Class A common stock at an exercise price of $45.00 per share and with a term of ten years. After certain periods of time, Personalized Media may redeem the preferred interests, and Pegasus may require the redemption of preferred interests, in consideration for Personalized Media's transfer to Pegasus of Personalized Media's ownership interest in its wholly-owned subsidiary that holds the exclusive license from Personalized Media for the rights that are licensed to Pegasus. Pegasus may also be required to make an additional payment to Personalized Media if certain contingencies occur that Pegasus believes are unlikely to occur. Because of the speculative nature of the contingencies, it is not possible to estimate the amount of any such additional payments, but in some cases it could be material. As part of the transaction, Personalized Media is entitled to designate one nominee to serve on Pegasus' board of directors. Mary
C. Metzger is currently serving as Personalized Media's designee.

Other Transactions

         In 1999, Pegasus loaned $199,999 to Nicholas A. Pagon, Pegasus' Senior Vice President of Broadcast Operations, bearing interest at the rate of 6% per annum, with the principal amount due on the fifth anniversary of the date of the promissory note. Mr. Pagon was required to use half of the proceeds of the loan to purchase shares of Pegasus' Class A common stock, and the loan is collateralized by those shares. The balance of the loan proceeds may be used at Mr. Pagon's discretion. Mr. Pagon resigned from Pegasus as of March 23, 2001.

            Description of Certain Indebtedness of Pegasus Satellite

         Information with respect to our indebtedness is contained below and in the section Risk Factors - Risk of Investing in the Pegasus Satellite Notes - Our Substantial Indebtedness Could Adversely Affect Your New Investment.

         Our principal indebtedness is owed by corporations at different levels of our corporate structure:

Pegasus Media & Communications Credit Facility

         On January 14, 2000, Pegasus Media & Communications, Inc., a wholly-owned subsidiary of Pegasus Satellite, entered into a $500.0 million credit facility. This Pegasus Media & Communications credit facility replaced the previous Pegasus Media & Communications and the Digital Television Services credit facilities. Pegasus Media & Communications can use borrowings under the credit facility for acquisitions and general corporate purposes. The following summary of the material provisions of the credit facility is not complete and is subject to all the provisions of the credit facility.

         The facility includes a $225.0 million secured reducing revolving credit facility that will mature on October 31, 2004, as well as a $275.0 million secured term loan maturing April 30, 2005. Furthermore, Pegasus Media & Communications will be permitted to borrow up to $200.0 million under an incremental secured term loan maturing on July 31, 2005, if Pegasus Media & Communications seeks and obtains commitments for such loan by June 30, 2001. The new facility will be secured by substantially all assets of Pegasus Media & Communications and a pledge of all capital stock of its and certain of its principal subsidiaries.

         Borrowings under the credit facility bear interest at LIBOR or the prime rate, as selected by Pegasus Media & Communications, plus spreads that vary with its ratio of total debt to a measure of its cash flow. The credit facility requires an annual commitment fee of 0.75% of the unused portion of the revolving credit commitment when less than 50% of the revolving credit commitment is utilized and an annual commitment fee of 0.50% of the unused portion of the revolving credit commitment when greater than 50% of the revolving credit commitment is utilized. The credit facility requires Pegasus Media & Communications to purchase an interest rate hedging contract covering an amount equal to at least 50% of the total amount of the term loan. The facility contains hedging requirements for the revolving credit facility and the term loan that are customary for such transactions.

         The Pegasus Media & Communications credit facility requires prepayments and concurrent reductions of the commitment customary for credit facilities of this nature. The credit facility:

         o limits the amounts of indebtedness that Pegasus Media & Communications and its subsidiaries may incur;

         o requires Pegasus Media & Communications to maintain a maximum leverage ratio, a minimum interest coverage and a minimum fixed charge coverage; and

         o        limits dividends and other restricted payments.

The credit facility contains customary covenants, representations, warranties, indemnities, conditions precedent to closing and borrowing and events of default. Unless there is a default under the credit facility, Pegasus Media & Communications can make distributions to Pegasus Satellite, including the distribution of enough money to pay interest and dividend obligations on Pegasus Satellite's other publicly-held debt securities.

         Beginning March 31, 2001, the revolving credit commitment under the credit facility will begin to reduce in quarterly amounts ranging from a 10% annualized reduction in 2001 to a 50% annualized reduction in 2004. Amortization will begin on the term loan on March 31, 2001 in quarterly amounts ranging from 0.25% in 2001 to 25% in 2005, with the balance due at maturity. The incremental term loan will be accessible until June 30, 2001 with amortization commencing in quarterly amounts ranging from 0.25% in 2001 to 25% on December 31, 2004, with the balance due at maturity.

Golden Sky Credit Facility

         In May 1998, Golden Sky Systems entered into an amended and restated revolving credit facility to provide for:

         o revolving credit in the amount of $115.0 million, with a $40.0 million sublimit for letters of credit; and

         o        a $35.0 million term loan facility.

         Golden Sky Systems can use borrowings under the Golden Sky Systems credit facility for acquisitions, capital expenditures, working capital and general corporate purposes. The following summary of the material provisions of the credit facility is not complete and is subject to all of the provisions of the credit facility.

         Golden Sky Holdings, Inc., Golden Sky DBS and all subsidiaries of Golden Sky Systems except for South Plains DBS Limited Partnership and DCE Satellite Entertainment, LLC, are guarantors of the credit facility, which is secured by:

         o        a pledge by Golden Sky Holdings of all capital stock of Golden
                  Sky DBS;

         o        a pledge by Golden Sky DBS of all capital stock of Golden Sky
                  Systems;

         o an equal and ratable pledge of all capital stock of Golden Sky Systems' subsidiaries;

         o a first priority security interest in all assets of Golden Sky Systems' subsidiaries; and

         o a collateral assignment of Golden Sky DBS's agreements with the National Rural Telecommunications Cooperative.

         Borrowings under the credit facility bear interest at the quotation offered in the New York interbank Eurodollar market or the prime rate, as selected by Golden Sky DBS, plus spreads that vary with its ratio of total debt to a measure of its cash flow.

         The term loan must be repaid in 15 consecutive quarterly installments of approximately $88,000 each, commencing March 31, 2002, with the remaining balance due on December 31, 2005. Borrowings under the revolving credit facility will be available to Golden Sky DBS until September 30, 2005. The commitments under the Golden Sky DBS credit facility reduce quarterly commencing on March 31, 2001 at a rate of approximately $1.2 million per quarter through 2001, approximately $3.4 million per quarter in 2002, approximately $6.9 million per quarter in 2003, approximately $8.6 million per quarter in 2004 and approximately $11.5 million per quarter until September 30, 2005. The making of each loan under the credit facility is subject to the satisfaction of certain conditions, including not exceeding a borrowing base based on the number of paying subscribers and households within the rural DIRECTV service territories served by Golden Sky DBS.

         The credit facility contains specified financial and operating covenants, including minimum interest coverage ratios and limits on general and administrative expenses.

         In addition, the credit facility provides for mandatory prepayments from the net proceeds of sales or other dispositions of capital stock or material assets and a percentage of any excess operating cash flow with respect to any fiscal year equal to 75%.

1999 Notes


         Pegasus Satellite has outstanding $155.0 million in aggregate principal amount of its 12-1/2% Series B senior notes due 2007. The 1999 notes are subject to an indenture among Pegasus Satellite and First Union National Bank, as trustee. The following summary of the material provisions of the 1999 notes indenture is not complete and is subject to all of the provisions of the 1999 notes indenture and those terms made a part of the indenture by the Trust Indenture Act.


         General. The 1999 notes will mature on August 1, 2007 and bear interest at 12-1/2% per annum, payable semi-annually on February 1 and August 1 of each year. The 1999 notes are general unsecured obligations of Pegasus Satellite and rank senior in right of payment to all existing and future subordinated debt of Pegasus Satellite and rank equal in right of payment with all existing and future senior subordinated debt. The 1999 notes may be guaranteed, on a senior subordinated unsecured basis, jointly and severally, by each subsidiary of Pegasus Satellite that issues a supplemental indenture to the 1999 notes indenture.

         Optional Redemption. The 1999 notes are subject to redemption at any time, at the option of Pegasus Satellite, in whole or in part, on or after August 1, 2003 at redemption prices, plus accrued interest, starting at 106.25% of principal during the 12-month period beginning August 1, 2003 and declining annually to 100% of principal on August 1, 2006 and thereafter.

         Change of Control. If a change of control of Pegasus Satellite occurs, each holder of the 1999 notes may require Pegasus Satellite to repurchase all or a portion of the holder's 1999 notes at a purchase price equal to 101% of principal, together with accrued and unpaid interest, if any, to the date of repurchase. Generally, a change of control, means any of the following, with certain exceptions:

         o the sale of all or substantially all of Pegasus Satellite's assets to any person other than Marshall W. Pagon or his related parties, as described in the indenture;

         o the adoption of a plan relating to the liquidation or dissolution of Pegasus Satellite;

         o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting power of all Pegasus Satellite's voting stock than is beneficially owned at such time by Mr. Pagon and his related parties;

         o the consummation of any transaction in which Mr. Pagon and his related parties cease to have at least 30% of the combined voting power of all of Pegasus Satellite's voting stock, or in which Mr. Pagon and his affiliates acquire in the aggregate beneficial ownership of more than 66-2/3% of Pegasus Satellite's Class A common stock; or

         o the first day on which a majority of the members of the board of directors of Pegasus Satellite are not continuing directors
                  - essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

         Certain Covenants. The 1999 notes indenture contains a number of covenants restricting the operations of Pegasus Communications Corporation, which, among other things, limit Pegasus Satellite's ability to:

         o        incur additional indebtedness;

         o        pay dividends or make distributions;

         o        make certain investments;

         o        sell assets;

         o        issue subsidiary stock;

         o        restrict distributions from subsidiaries;

         o        create certain liens;

         o        enter into certain consolidations or mergers; and

         o        enter into certain transactions with affiliates.

         Events of Default. Events of default under the 1999 notes indenture include the following:

         o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the 1999 notes;

         o default in payment when due of the principal of or premium, if any, on the notes;

         o failure by Pegasus Satellite to comply with certain provisions of the notes indenture (subject, in some but not all cases, to notice and cure periods);

         o default under certain items of indebtedness for money borrowed by Pegasus Satellite or any of its significant restricted subsidiaries in the amount of $5.0 million or more;

         o failure by Pegasus Satellite or any restricted subsidiary to pay final judgments in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

         o certain events of bankruptcy or insolvency with respect to Pegasus Satellite or certain of its subsidiaries.

         If an event of default occurs, with certain exceptions, the trustee under the 1999 notes indenture or the holders of at least 25% in principal amount of the then outstanding notes may accelerate the maturity of all the 1999 notes.

1998 Notes

         Pegasus Satellite has outstanding $100.0 million in aggregate principal of 9-3/4% senior notes due 2006. The 1998 notes are subject to an indenture between Pegasus Satellite and First Union National Bank, as trustee. The following summary of the material provisions of the 1998 notes indenture is not complete and is subject to all of the provisions of the indenture and those terms made a part of the indenture by the Trust Indenture Act.

         General. The 1998 notes will mature on December 1, 2006 and bear interest at 9-3/4% per annum, payable semi-annually in arrears on June 1 and December 1 of each year. The 1998 notes are general unsecured obligations of Pegasus Satellite and rank senior in right of payment to all existing and future subordinated debt of Pegasus Satellite and rank equal in right of payment with all existing and future senior debt. Pegasus Satellite's obligations under the 1998 notes may be guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary of Pegasus Satellite that executes a supplemental indenture to the 1998 notes indenture.

         Optional Redemption. The 1998 notes may be redeemed, in whole or in part, at the option of Pegasus Satellite on or after December 1, 2002, at the redemption prices, plus accrued interest, starting at 104.875% of principal during the 12-month period beginning December 1, 2002 and declining annually to 100% of principal on December 1, 2005 and thereafter.

         Pegasus Satellite also has the right, until December 1, 2001, to use the net proceeds of one or more offerings of its capital stock to redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.750% of the principal, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. If Pegasus Satellite does this, it must leave at least $65.0 million of the 1998 notes outstanding and the redemption must occur within 90 days of the date of closing of the offering of its capital stock.

         Change of Control. If a change of control of Pegasus Satellite occurs, each holder of 1998 notes will have the right to require Pegasus Satellite to repurchase all or a portion of the holder's 1998 notes at a purchase price equal to 101% of the principal, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of repurchase. Generally, a change of control includes any of the following:

         o the sale of all or substantially all of Pegasus Satellite's assets to any person other than Marshall W. Pagon or his related parties, as described in the 1998 notes indenture;

         o the adoption of a plan relating to the liquidation or dissolution of Pegasus Satellite;

         o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting power of all Pegasus Satellite's voting stock than is beneficially owned at such time by Mr. Pagon and his related parties;

         o the consummation of any transaction in which Mr. Pagon and his related parties cease to have at least 30% of the combined voting power of all of Pegasus Satellite's voting stock, or Mr. Pagon and his affiliates acquire in the aggregate beneficial ownership of more than 66-2/3% of Pegasus Satellite's Class A common stock; or

         o the first day on which a majority of the members of the board of directors of Pegasus Satellite are not continuing directors
                  - essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

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

         Certain Covenants. The 1998 notes indenture contains a number of covenants restricting Pegasus Satellite's operations, which, among other things, limit the ability of Pegasus Satellite to:

         o        incur additional indebtedness;

         o        pay dividends or make distributions;

         o        make certain investments;

         o        sell assets;

         o        issue subsidiary stock;

         o        restrict distributions from subsidiaries;

         o        create certain liens;

         o        enter into certain consolidations or mergers; and

         o        enter into certain transactions with affiliates.

         Events of Default. Events of default under the 1998 notes indenture include the following:

         o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the 1998 notes;

         o default in payment when due of the principal of or premium, if any, on the 1998 notes;

         o failure by Pegasus Satellite or any subsidiary to comply with certain provisions of the 1998 notes indenture, subject, in some but not all cases, to notice and cure periods;

         o default under certain items of indebtedness for money borrowed by Pegasus Satellite or certain of its subsidiaries;

         o failure by Pegasus Satellite or certain of its subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

         o certain events of bankruptcy or insolvency with respect to Pegasus Satellite or certain of its subsidiaries.

          If an event of default occurs, with certain exceptions, the trustee under the 1998 notes indenture or the holders of at least 25% in principal amount of the then outstanding 1998 notes may accelerate the maturity of all the 1998 notes.

1997 Notes

         Pegasus Satellite has outstanding $115.0 million in aggregate principal amount of its 9.625% senior notes due 2005. The 1997 notes are subject to an indenture between Pegasus Satellite and First Union National Bank, as trustee. The following summary of the material provisions of the indenture is not complete and is subject to all of the provisions of the 1997 notes indenture and those terms made a part of the indenture by the Trust Indenture Act.

         General. The 1997 notes will mature on October 15, 2005 and bear interest at 9.625% per annum, payable semi-annually in arrears on April 15 and October 15 of each year. The 1997 notes are general unsecured obligations of Pegasus Satellite and rank senior in right of payment to all existing and future subordinated debt of Pegasus Satellite and rank equal in right of payment with all existing and future senior debt. Pegasus Satellite's obligations under the 1997 notes may be guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary of Pegasus Satellite that executes a supplemental indenture to the 1997 notes indenture.

         Optional Redemption. The 1997 notes may be redeemed, in whole or in part, at the option of Pegasus Satellite on or after October 15, 2001, at the redemption prices, plus accrued interest, starting at 104.813% of principal during the 12-month period beginning October 15, 2001 and declining annually to 100% of principal on October 15, 2003 and thereafter.

         Change of Control. If a change of control of Pegasus Satellite occurs, each holder of the 1997 notes may require Pegasus Satellite to repurchase all or a portion of the holder's 1997 notes at a purchase price equal to 101% of the principal, together with accrued and unpaid interest and liquidated damages thereon, if any, to the date of repurchase.

         Generally, a change of control, includes any of the following events:

         o the sale of all or substantially all of Pegasus Satellite's assets to any person other than Marshall W. Pagon or his related parties, as described in the 1997 notes indenture;

         o the adoption of a plan relating to the liquidation or dissolution of Pegasus Satellite;

         o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting power of all Pegasus Satellite's voting stock than is beneficially owned at such time by Mr. Pagon and his related parties;

         o the consummation of any transaction in which Mr. Pagon and his related parties cease to have at least 30% of the combined voting power of all of Pegasus Satellite's voting stock, or in which Mr. Pagon and his affiliates acquire in the aggregate beneficial ownership of more than 66-2/3% of Pegasus Satellite's Class A common stock; or

         o the first day on which a majority of the members of the board of directors of Pegasus Satellite are not continuing directors
                  - essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

          Certain Covenants. The 1997 notes indenture contains a number of covenants restricting the operations of Pegasus Satellite, which, among other things, limit the ability of Pegasus Satellite to:

         o        incur additional indebtedness;

         o        pay dividends or make distributions;

         o        make certain investments;

         o        sell assets;

         o        issue subsidiary stock;

         o        restrict distributions from subsidiaries;

         o        create certain liens;

         o        enter into certain consolidations or mergers; and

         o        enter into certain transactions with affiliates.

         Events of Default. Events of default under the 1997 notes indenture include the following:

         o a default for 30 days in the payment when due of interest on the 1997 notes;

         o default in payment when due of the principal of or premium, if any, on the 1997 notes;

         o failure by Pegasus Satellite to comply with certain provisions of the indenture, subject, in some but not all cases, to notice and cure periods;

         o default under certain items of indebtedness for money borrowed by Pegasus Satellite or certain of its subsidiaries;

         o failure by Pegasus Satellite or certain of its subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

         o certain events of bankruptcy or insolvency with respect to Pegasus Satellite or certain of its subsidiaries.

         If an event of default occurs, with certain exceptions, the trustee under the 1997 notes indenture or the holders of at least 25% in principal amount of the then outstanding 1997 notes may accelerate the maturity of all the 1997 notes.

Pegasus Media & Communications Notes

         Pegasus Media & Communications has issued $85.0 million in aggregate principal amount of its 12-1/2% senior subordinated notes due 2005. The Pegasus Media & Communications notes are subject to an indenture among Pegasus Media & Communications, certain of its direct and indirect subsidiaries, as guarantors, and First Union National Bank, as trustee. The following summary of the material provisions of the indenture is not complete and is subject to all of the provisions of the Pegasus Media & Communications notes indenture and those terms made a part of the indenture by the Trust Indenture Act.

         General. The Pegasus Media & Communications notes will mature on July 1, 2005 and bear interest at 12-1/2% per annum, payable, semi-annually on January 1 and July 1 of each year. The notes are general unsecured obligations of Pegasus Media & Communications and are subordinated in right of payment to all existing and future senior debt of that company. The notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by certain subsidiaries of Pegasus Media & Communications.

         Optional Redemption. The Pegasus Media & Communications notes are subject to redemption at any time, at the option of Pegasus Media & Communications, in whole or in part, on or after July 1, 2000 at redemption prices, plus accrued interest, starting at 106.25% of principal during the 12-month period beginning July 1, 2000 and declining annually to 100% of principal on July 1, 2003 and thereafter.

         Change of Control. If a change of control of Pegasus Communications occurs, each holder of the Pegasus Media & Communications notes may require Pegasus Communications to repurchase all or a portion of the holder's Pegasus Media & Communications notes at a purchase price equal to 101% of the principal, together with accrued and unpaid interest, if any, to the date of repurchase.

         Generally, a change of control, includes any of the following events:

         o the sale of all or substantially all of Pegasus Media & Communications assets to any person other than Marshall W. Pagon or his related parties, as described in the Pegasus Media & Communications notes indenture;

         o the adoption of a plan relating to the liquidation or dissolution of Pegasus Media & Communications;

         o the consummation of any transaction in which a person becomes the beneficial owner of more of the voting stock of Pegasus Satellite than is beneficially owned at that time by Mr. Pagon and his related parties; or

         o the first day on which a majority of the members of the board of directors of Pegasus Media & Communications or Pegasus Satellite are not continuing directors - essentially, the current directors and replacements elected or recommended by the current directors or by such replacements.

         Subordination. The Pegasus Media & Communications notes are general unsecured obligations and are subordinate to all existing and future senior debt of Pegasus Media & Communications. The notes rank senior in right of payment to all junior subordinated indebtedness of Pegasus Media & Communications. The subsidiary guarantees are general unsecured obligations of the guarantors of the notes and are subordinated to the senior debt and to the guarantees of senior debt of the guarantor. The subsidiary guarantees rank senior in right of payment to all junior subordinated indebtedness of the guarantors.

         Certain Covenants. The Pegasus Media & Communications notes indenture contains a number of covenants restricting the operations of it, which, among other things:

         o limit the ability of it to incur additional indebtedness, pay dividends or make distributions;

         o make certain investments, sell assets, issue subsidiary stock and restrict distributions from subsidiaries; and

         o create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

         Events of Default. Events of default under the Pegasus Media & Communications notes indenture include the following:

         o a default for 30 days in the payment when due of interest on the notes;

         o default in payment when due of the principal of or premium, if any, on the notes;

         o failure by Pegasus Media & Communications to comply with certain provisions of the indenture, subject, in some but not all cases, to notice and cure periods;

         o default under certain items of indebtedness for money borrowed by Pegasus Media & Communications or certain of its subsidiaries;

         o failure by Pegasus Media & Communications or certain of its subsidiaries to pay final judgments aggregating in excess of $2.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

         o except as permitted by the indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect of any subsidiary guarantor, or any person acting on behalf of any guarantor, shall deny or disaffirm its obligations under its subsidiary guarantee; or

         o certain events of bankruptcy or insolvency with respect to Pegasus Media & Communications or certain of its subsidiaries.

         If an event of default occurs, with certain exceptions, the trustee under the indenture or the holders of at least 25% in principal amount of the then outstanding Pegasus Media & Communications notes may accelerate the maturity of all the notes as provided in the indenture.

Golden Sky DBS Notes

         Golden Sky DBS has issued $193.1 million in aggregate principal amount at maturity of its 13-1/2% Series B senior discount notes due 2007. The Golden Sky DBS notes are subject to an indenture among Golden Sky DBS and United States Trust Company of New York, as trustee. The following summary of the material provisions of the Golden Sky DBS notes indenture is not complete and is subject to all of the provisions of the Golden Sky DBS notes indenture and those terms made a part of the indenture by the Trust Indenture Act.

         General. The Golden Sky DBS notes will mature on March 1, 2007. Cash interest does not accrue on the Golden Sky DBS notes until March 1, 2004. Thereafter, cash interest will be payable on March 1 and September 1 of each year, commencing September 1, 2004. Until March 1, 2004, original issue discount accretes at the rate of 13-1/2% per year (calculated on a semi-annual bond equivalent basis). The Golden Sky DBS notes are general unsecured obligations of Golden Sky DBS and rank senior in right of payment to all existing and future subordinated debt of Golden Sky DBS and rank equal in right of payment with all existing and future senior debt. The notes are neither guaranteed by the subsidiaries of Golden Sky DBS nor secured by the assets of such subsidiaries.

         Optional Redemption. The Golden Sky DBS notes are subject to redemption at any time, at the option of Golden Sky DBS, in whole or in part, on or after March 1, 2004 at redemption prices, plus accrued interest, starting at 106.750% of the accreted amount during the 12-month period beginning March 1, 2004 and declining annually to 100% of principal on March 1, 2006 and thereafter.

         In addition, prior to March 1, 2002, Golden Sky DBS may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain public offerings of its common equity at a price equal to 113.5% of the accreted value plus accrued interest. If Golden Sky DBS does this, it must leave at least 65% of the Golden Sky DBS notes outstanding.

         Change of Control. If a change of control of Golden Sky DBS occurs, each holder of the Golden Sky DBS notes may require Golden Sky DBS to repurchase all or a portion of the holder's Golden Sky DBS notes at a purchase price equal to 101% of principal, together with accrued and unpaid interest, if any, to the date of repurchase. Generally, a change of control means any of the following, with certain exceptions:

         o any person or group becomes the beneficial owner of more than 50% of the total voting equity of Golden Sky DBS;

         o Golden Sky DBS consolidates with, or merges with or into another entity, or sells or otherwise disposes of substantially all its assets to any entity;

         o any entity consolidates with, or merges with or into Golden Sky DBS pursuant to a transaction in which the voting equity of Golden Sky DBS is converted into or exchanged for cash, securities or other property, with certain exceptions;

         o during any two-year period, individuals who at the beginning of the period constituted the board of directors of Golden Sky DBS, together with new directors approved by a vote of a majority of directors in office at the beginning of such period or whose election was previously so approved, cease for any reason other than the action of certain noteholders, to constitute a majority of the board; and

         o the approval by its stockholders of any liquidation or dissolution of Golden Sky DBS.

         Certain Covenants. The Golden Sky DBS notes indenture contains a number of covenants restricting the operations of Golden Sky DBS, which, among other things, limit the ability of Golden Sky DBS to:

         o        incur additional indebtedness;

         o        pay dividends or make distributions;

         o        make certain investments;

         o        sell assets;

         o        issue subsidiary stock;

         o        restrict distributions from subsidiaries;

         o        create certain liens;

         o        enter into certain consolidations or mergers; and

         o        enter into certain transactions with affiliates.

         Events of Default. Events of default under the Golden Sky DBS notes indenture include the following:

         o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the Golden Sky DBS notes;

         o default in payment when due of the principal of or premium, if any, on the notes;

         o failure by Golden Sky DBS to comply with certain provisions of the notes indenture (subject, in some but not all cases, to notice and cure periods);

         o default under certain items of indebtedness for money borrowed by Golden Sky DBS or any of its significant restricted subsidiaries in the amount of $15.0 million or more;

         o failure by Golden Sky DBS or any restricted subsidiary to pay final judgments in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

         o certain events of bankruptcy or insolvency with respect to Golden Sky DBS or certain of its subsidiaries.

         If an event of default occurs, with certain exceptions, the trustee under the Golden Sky DBS notes indenture or the holders of at least 25% in principal amount of the then outstanding notes may accelerate the maturity of all the Golden Sky DBS notes.

Golden Sky Systems Notes

         Golden Sky Systems has issued $195.0 million in aggregate principal amount of its 12-3/8% Series A and Series B senior subordinated notes due 2006. The Golden Sky Systems notes are subject to an indenture among Golden Sky Systems and State Street Bank and Trust Company of Missouri, N.A., as trustee. The following summary of the material provisions of the Golden Sky Systems notes indenture is not complete and is subject to all of the provisions of the Golden Sky Systems notes indenture and those terms made a part of the indenture by the Trust Indenture Act.

         General. The Golden Sky Systems notes will mature on August 1, 2006 and bear interest at 12-3/8% per annum, payable semi-annually on February 1 and August 1 of each year. The Golden Sky Systems notes are general unsecured obligations of Golden Sky Systems and rank equal in right of payment to all existing and future senior subordinated debt of Golden Sky Systems and rank senior in right of payment with all existing and future junior subordinated debt. The Golden Sky Systems notes are guaranteed, on a senior subordinated basis, jointly and severally, by Golden Sky Systems' wholly-owned subsidiaries, Argos Support Services Company and PrimeWatch, Inc., and may in the future be guaranteed by other subsidiaries.

         Optional Redemption. The Golden Sky Systems notes are subject to redemption at any time, at the option of Golden Sky Systems, in whole or in part, on or after August 1, 2003 at redemption prices, plus accrued interest, starting at 112% of principal during the 12-month period beginning August 1, 2003 and declining annually to 108% of principal on August 1, 2005 and thereafter.

         In addition, prior to August 1, 2001, Golden Sky Systems may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain public offerings of its common equity at a price equal to 112.375% of the principal amount plus accrued interest. If Golden Sky Systems does this, it must leave at least 65% of the Golden Sky Systems notes outstanding.

         Change of Control. If a change of control of Golden Sky Systems occurs, each holder of the Golden Sky Systems notes may require Golden Sky Systems to repurchase all or a portion of the holder's Golden Sky Systems notes at a purchase price equal to 101% of principal, together with accrued and unpaid interest, if any, to the date of repurchase. Generally, a change of control means any of the following, with certain exceptions:

         o any person or group becomes the beneficial owner of more than 50% of the total voting equity of Golden Sky Systems;

         o Golden Sky Systems consolidates with, or merges with or into another entity, or sells or otherwise disposes of substantially all its assets to any entity;

         o any entity consolidates with, or merges with or into Golden Sky Systems pursuant to a transaction in which the voting equity of Golden Sky Systems is converted into or exchanged for cash, securities or other property, with certain exceptions;

         o during any two-year period, individuals who at the beginning of the period constituted the board of directors of Golden Sky Systems, together with new directors approved by a vote of a majority of directors, in office at the beginning of such period or whose election was previously so approved, cease for any reason other than the action of certain noteholders, to constitute a majority of the board; or

         o the approval by its stockholders of any liquidation or dissolution of Golden Sky Systems.

         Certain Covenants. The Golden Sky Systems notes indenture contains a number of covenants restricting the operations of Golden Sky Systems, which, among other things, limit the ability of Golden Sky Systems to:

         o        incur additional indebtedness;

         o        pay dividends or make distributions;

         o        make certain investments;

         o        sell assets;

         o        issue subsidiary stock;

         o        restrict distributions from subsidiaries;

         o        create certain liens;

         o        enter into certain consolidations or mergers; and

         o        enter into certain transactions with affiliates.

         Events of Default. Events of default under the Golden Sky Systems notes indenture include the following:

         o a default for 30 days in the payment when due of interest on, or liquidated damages with respect to, the Golden Sky Systems notes;

         o default in payment when due of the principal of or premium, if any, on the notes;

         o failure by Golden Sky Systems to comply with certain provisions of the notes indenture (subject, in some but not all cases, to notice and cure periods);

         o default under certain items of indebtedness for money borrowed by Golden Sky Systems or any of its significant restricted subsidiaries in the amount of $15.0 million or more;

         o failure by Golden Sky Systems or any restricted subsidiary to pay final judgments in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

         o certain events of bankruptcy or insolvency with respect to Golden Sky Systems or certain of its subsidiaries.

         If an event of default occurs, with certain exceptions, the trustee under the Golden Sky Systems notes indenture or the holders of at least 25% in principal amount of the then outstanding notes may accelerate the maturity of all the Golden Sky Systems notes.

                                  Legal Matters

         Drinker Biddle & Reath LLP, counsel for Pegasus Satellite, has passed upon the validity of the Pegasus Satellite notes. Michael B. Jordan, a partner of Drinker Biddle & Reath LLP, is an Assistant Secretary of Pegasus Satellite.

                                     Experts

         Pegasus Satellite's consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in Annex B to this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the restatement of the financial statements as of and for the years ended December 31, 1999 and 1998, as described in Note 2) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

         Golden Sky Systems' and Golden Sky DBS' consolidated financial statements as of December 31, 2000 and for the periods January 1 to May 5, 2000, and May 6 to December 31, 2000, included in Annexes C and D to this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

         Golden Sky Systems' and Golden Sky DBS' consolidated balance sheets as of December 31, 1999 and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the two years in the period ended December 31, 1999, are included in Annexes C and D to this prospectus, respectively, in reliance on the report of KPMG LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

         Golden Sky Holdings' consolidated balance sheets as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999, are included in Annex E to this prospectus, in reliance on the report of KPMG LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                                     Annex A

              PEGASUS SATELLITE COMMUNICATIONS, GOLDEN SKY SYSTEMS
                               AND GOLDEN SKY DBS
                    INDEX TO PRO FORMA FINANCIAL INFORMATION

                                                                                                    Page
                                                                                                    ----
Unaudited Pro Forma Financial Information..................................................         A-2

Pegasus Satellite Communications, Inc. Pro Forma Consolidated Balance Sheet at
   December 31, 2000.......................................................................         A-4

Pegasus Satellite Communications, Inc. Pro Forma Consolidated Statement of
   Operations for the year ended December 31, 2000.........................................         A-6

Golden Sky Systems, Inc. Pro Forma Consolidated Balance Sheet at
   December 31, 2000.......................................................................         A-8

Golden Sky Systems, Inc. Pro Forma Consolidated Statement of Operations for the
   year ended December 31, 2000............................................................         A-9

Golden Sky DBS, Inc. Pro Forma Consolidated Balance Sheet at
   December 31, 2000.......................................................................        A-10

Golden Sky DBS, Inc. Pro Forma Consolidated Statement of Operations for the year
   ended December 31, 2000.................................................................        A-11

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

         The following unaudited pro forma financial information presents pro forma balance sheets and pro forma statements of operations for each of Pegasus Satellite, Golden Sky Systems and Golden Sky DBS based upon the actual amounts outstanding and results of each company at and for the year ended December 31, 2000. The pro forma financial information reflects the effects of the exchange offer, corporate reorganization and associated recapitalization and Golden Sky Holdings' acquisition discussed in the prospectus as applicable to each respective entity. The exchange offer and corporate reorganization are assumed to have occurred on December 31, 2000 for balance sheet purposes and all three transactions are assumed to have occurred on January 1, 2000 for statement of operations purposes as appropriate. The effects of these transactions are more fully discussed below and in the notes to the pro forma financial statements that follow. The Golden Sky Holdings acquisition is already reflected in the actual amounts in the pro forma balance sheets of all three companies.

         The exchange offer is assumed to have no effect on consolidated long-term debt in Pegasus Satellite's pro forma consolidated balance sheet at December 31, 2000. The reason is that Pegasus Satellite is issuing new notes in exchange for outstanding notes of its wholly owned subsidiaries Golden Sky DBS and Golden Sky Systems and the new notes are identical in the lengths of remaining terms, rates of interest and amounts outstanding as the notes to be exchanged. Because the long-term debt on a consolidated Pegasus Satellite basis is unaffected by the exchange offer, the unamortized deferred financing costs related to the Golden Sky notes exchanged and cancelled in the exchange offer remain on a Pegasus Satellite consolidated basis. Amortization of these unamortized deferred financing costs is unchanged by the exchange offer because the new Pegasus Satellite notes to be issued are identical in length of term to the Golden Sky notes exchanged. Estimated nonrecurring costs to be incurred in the exchange offer of $1.5 million will be expensed as incurred and are not reflected in the pro forma consolidated statement of operations.

         For Golden Sky DBS and Golden Sky Systems, the exchange offer affects their respective pro forma consolidated balance sheets and statements of operations. The amounts of their respective notes and related unamortized deferred financing costs are cancelled by the issuance of the Pegasus Satellite notes with a concurrent adjustment to their respective additional paid-in capital accounts. The cancellation of the notes and unamortized deferred financing costs affects each company's interest expense, which for pro forma statement of operations purposes is assumed to have occurred on January 1, 2000.

         On February 22, 2000, Pegasus Satellite adopted a new corporate organization in which it became a wholly owned subsidiary of Pegasus Communications Corporation. In the reorganization, Pegasus Satellite contributed cash of $1.5 million and its investment in Pegasus Development Corporation along with Pegasus Development's investments in intellectual property assets and other entities to Pegasus Communications. The effect of these contributions is reflected in Pegasus Satellite's pro forma consolidated balance sheet based on amounts that existed at December 31, 2000. Results of operations of Pegasus Development for 2000 that are associated with the assets and investments contributed by Pegasus Satellite to Pegasus Communications are reflected in Pegasus Satellite's pro forma consolidated statement of operations.

         The pro forma statements of operations for Pegasus Satellite, Golden Sky Systems and Golden Sky DBS reflect the effects of the Golden Sky Holdings acquisition as if that acquisition had occurred on January 1, 2000.

         The acquisition of Golden Sky Holdings was accounted for using the purchase method of accounting. The purchase method of accounting allocates the aggregate acquisition consideration to the assets acquired and liabilities assumed based upon their respective fair values. The acquisition consideration was approximately $1.2 billion (as revised, see below), of which approximately $1.0 billion was allocated to DBS rights assets. The acquisition consideration also included $293.7 million of Golden Sky Holdings' consolidated net liabilities, net of a deferred income tax asset of $89.3 million, and a deferred income tax liability of $421.3 million. We amortize DBS rights assets over 10 years. At year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration. See Notes 2, 12 and 20 of the Notes to Consolidated Financial Statements of Pegasus Satellite included in Annex B to this prospectus for further information on this revision to the financial statements of Pegasus Satellite. See Notes 1 and 13 of the Notes to Consolidated Financial Statements of both Golden Sky Systems and Golden Sky DBS included in Annex C and D, respectively, for further information on this revision to the respective financial statements of Golden Sky Systems and Golden Sky DBS.

         The pro forma financial information is presented for informational purposes only. It is based upon available information, assumptions and adjustments that we believe are reasonable in the circumstances. The pro forma financial information is not necessarily indicative of our results of operations or financial position that actually would have existed had the noted transactions occurred at the time indicated or that may exist in the future. You should read the pro forma financial information in conjunction with our other financial information included elsewhere in this prospectus.

                     Pegasus Satellite Communications, Inc.
                      Pro Forma Consolidated Balance Sheet
                                December 31, 2000
                                 (In thousands)


                                                                          Effect of
                                                                            Notes            Effect of           Pro
                                                              Actual       Exchange        Reorganization       Forma
                                                           ----------     ---------        --------------     ----------
Cash and cash equivalents                                  $  214,361     $ (3,100)   (a)  $  (1,500)    (f)  $  199,706
                                                                           (10,055)   (b)
Restricted cash                                                 9,071                                              9,071
Accounts receivable, net                                       57,643                                             57,643
Inventory                                                      16,854                                             16,854
Prepaid expenses                                               12,778                                             12,778
Other current assets                                            4,967                                              4,967
                                                           ----------     --------         ---------          ----------
   Total current assets                                       315,674      (13,155)           (1,500)            301,019
Property and equipment, net                                    64,609                                             64,609
Intangible assets, net                                      2,036,208                           (793)    (g)   2,035,415
Deferred financing costs, net                                  30,066        1,614    (c)                         31,680
Investment in affiliates                                      116,364                       (116,364)    (g)           -
Other noncurrent assets                                        42,465                                             42,465
                                                           ----------     --------         ---------          ----------

   Total assets                                            $2,605,386     $(11,541)        $(118,657)         $2,475,188
                                                           ==========     ========         =========          ==========

Current portion of long-term debt                          $   10,891                                         $   10,891
Taxes payable                                                  29,620                                             29,620
Accounts payable                                                9,782                                              9,782
Accrued interest                                               29,264     $(10,055)   (b)                         19,209
Accrued satellite programming, fees and commissions           104,627                                            104,627
Other current liabilities                                      37,137                                             37,137
                                                           ----------     --------                            ----------
   Total current liabilities                                  221,321      (10,055)                              211,266
Long-term debt                                              1,171,967                                          1,171,967
Deferred income taxes                                         145,912         (480)   (d)                        145,432
Other noncurrent liabilities                                   40,198                                             40,198
                                                           ----------     --------                            ----------
   Total liabilities                                        1,579,398      (10,535)                            1,568,863
Minority interest                                                 911                                                911
Redeemable preferred stocks                                   490,646                      $(328,629)    (h)     162,017
Stockholder's equity:
    Common stock                                                  551                           (551)    (h)           -
    Additional paid-in capital                                979,461                       (118,657)    (i)   1,189,289
                                                                                             329,180     (h)
                                                                                                (695)    (j)
    Accumulated deficit                                      (432,910)      (1,006)   (e)                       (433,916)
    Other stockholder's equity                                (12,671)                           695     (j)     (11,976)
                                                           ----------     --------         ---------          ----------
      Total stockholder's equity                              534,431       (1,006)          209,972             743,397
                                                           ----------     --------         ---------          ----------

Total liabilities, redeemable preferred stocks and
   stockholder's equity                                    $2,605,386     $(11,541)        $(118,657)         $2,475,188
                                                           ==========     ========         =========          ==========

(a) Estimated expenses, including consent fee, to be incurred in the exchange offer.

(b) Accrued interest on Golden Sky Systems notes at December 31, 2000 assumed to be paid upon exchange of the notes. No interest was accrued on the Golden Sky DBS notes at December 31, 2000.

(c) Estimated consent fee to be incurred in the exchange offer, assuming all notes are exchanged. The consent fee is equal to $5.00 for each $1,000 in accreted value of the Golden Sky DBS notes with an accreted value at December 31, 2000 of $127.7 million and $5.00 for each $1,000 in principal amount of Golden Sky Systems notes with an outstanding principal amount at December 31, 2000 of $195.0 million.

(d) Deferred income tax assets on estimated nonrecurring expenses to be incurred and expensed in the exchange offer of $1.5 million computed at the company's effective tax rate for 2000 of 32.3%.

(e) Nonrecurring expenses to be incurred in the exchange offer of $1.5 million net of related income tax benefit of $480,000.

(f) Cash distributed by Pegasus Satellite to Pegasus Communications Corporation in the corporate reorganization.

(g) Investment in Pegasus Development Corporation and related intellectual property assets and investments of Pegasus Development distributed by Pegasus Satellite to Pegasus Communications Corporation in the corporate reorganization.

(h) Recapitalization of Series B, C, D and E redeemable preferred stocks and an aggregate of 55.1 million shares representing all outstanding Class A and B $.01 par value common stocks into 100 shares of new Class B $.01 par value common stock in connection with the corporate reorganization.

(i) Represents the amount of cash, intangible assets and investments that Pegasus Satellite distributed to Pegasus Communications Corporation in the corporate reorganization.

(j) Cancellation of treasury stock in the corporate reorganization and associated recapitalization.

                     Pegasus Satellite Communications, Inc.
                 Pro Forma Consolidated Statement of Operations
                      For the Year Ended December 31, 2000
                                 (In thousands)

                                                                                 Golden Sky Holdings Acquisition
                                                             -----------------------------------------------------------------------
                                                                           Actual for
                                                                            Golden Sky                      Other
                                                                Actual     Holdings (a)  Adjustments     Adjustments     Pro Forma
                                                             ----------    -----------   -----------     -----------    -----------
Net revenues:
   DBS                                                       $  582,075    $  58,146                                     $  640,221
   Broadcast                                                     35,433                                                      35,433
                                                             ----------    ---------                                     ----------
     Total net revenues                                         617,508       58,146                                        675,654

Operating expenses:
   DBS
     Programming, technical, general and administrative         407,177       46,494                                        453,671
     Marketing and selling                                      169,998        9,565                                        179,563
     Depreciation and amortization                              185,422       12,363     $  33,591 (b)                      231,376
     Other                                                        5,281                                                       5,281
Broadcast
     Programming, technical, general and administrative          24,393                                                      24,393
     Marketing and selling                                        7,612                                                       7,612
     Depreciation and amortization                                5,133                                                       5,133
     Other                                                          498                                                         498
Corporate expenses                                                9,428                                                       9,428
Corporate depreciation and amortization                           1,566                                                       1,566
Development costs                                                 4,630                                      (2,301) (c)      2,329
Other expenses, net                                               5,332        1,839                                          7,171
                                                             ----------    ---------     ---------      -----------      ----------
   Loss from operations                                        (208,962)     (12,115)      (33,591)           2,301        (252,367)
Interest expense                                               (122,102)     (16,346)                          (219) (d)   (138,667)
Interest income                                                  15,245          291                                         15,536
Other non-operating income (expense), net                           170       (1,513)                                        (1,343)
                                                             ----------    ---------     ---------      -----------      ----------
   Loss from continuing operations before income taxes         (315,649)     (29,683)      (33,591)           2,082        (376,841)
Benefit for income taxes                                       (101,989)                   (20,403) (e)         672  (f)   (121,720)
                                                             ----------    ---------     ---------      -----------      ----------
   Loss from continuing operations                           $ (213,660)   $ (29,683)    $ (13,188)     $     1,410      $ (255,121)
                                                             ==========    =========     =========      ===========      ==========

(a) Actual amounts for the period January 1 through May 5, 2000, the date of the acquisition.
(b) Incremental amortization of the additional DBS rights of $1.0 billion recorded in the allocation of the purchase price resulting from the purchase accounting treatment applied to the Golden Sky Holdings acquisition. DBS rights are amortized over ten years, and the amount represents four months of the incremental annual amortization of $100.8 million that preceded the acquisition date.
(c) Expenses associated with assets and investments of Pegasus Development Corporation distributed by Pegasus Satellite to Pegasus Communications Corporation in the corporate reorganization.

(d) Assumed annual amortization of the estimated consent fee of $1.6 million incurred in the exchange offer that is to be deferred and amortized over the terms of the new Pegasus Satellite notes issued in the exchange. Approximately $975,000 is amortized over seven years starting on January 1, 2000 and approximately $639,000 is amortized over eight years starting on January 1, 2000. These amortization periods correspond to the respective terms of the new Pegasus Satellite notes to be issued in the exchange.
(e) Adjustment so that total pro forma income taxes will reflect Pegasus Satellite's effective income tax rate for continuing operations in 2000 of 32.3%, after inclusion of Golden Sky Holdings' pre tax results for the period preceding the acquisition from January 1 through May 5, 2000, for which no income taxes were recorded.
(f) Calculated at effective income tax rate for continuing operations in 2000 of 32.3%.

                            Golden Sky Systems, Inc.
                      Pro Forma Consolidated Balance Sheet
                                December 31, 2000
                                 (In thousands)

                                                                              Effect of                 Pro
                                                             Actual         Notes Exchange             Forma
                                                           ----------       --------------          ----------
Cash and cash equivalents                                  $   31,481         $ (10,055)    (a)     $   21,426
Accounts receivable, net                                       12,349                                   12,349
Prepaid expenses                                                1,418                                    1,418
Other current assets                                              380                                      380
                                                           ----------         ---------             ----------
   Total current assets                                        45,628           (10,055)                35,573
Property and equipment, net                                     3,783                                    3,783
Intangible assets, net                                      1,141,359                                1,141,359
Deferred financing costs, net                                   6,739            (4,929)    (b)          1,810
Other noncurrent assets                                         3,907                                    3,907
                                                           ----------         ---------             ----------

   Total assets                                            $1,201,416         $ (14,984)            $1,186,432
                                                           ==========         =========             ==========

Current portion of long-term debt                          $    1,970                               $    1,970
Accounts payable                                                  214                                      214
Accrued interest                                               11,233         $ (10,055)    (a)          1,178
Accrued satellite programming, fees and commissions            28,446                                   28,446
Other current liabilities                                       7,528                                    7,528
                                                           ----------         ---------             ----------
   Total current liabilities                                   49,391           (10,055)                39,336
Long-term debt                                                270,946          (195,000)    (c)         75,946
Deferred income taxes                                         289,086                                  289,086
Other noncurrent liabilities                                    5,674                                    5,674
                                                           ----------         ---------             ----------
   Total liabilities                                          615,097          (205,055)               410,042
Minority interest                                                 911                                      911
Stockholder's equity:
    Common stock                                                    -                                        -
    Additional paid-in capital                                879,966           190,071     (d)      1,070,037
    Accumulated deficit                                      (294,558)                                (294,558)
                                                           ----------         ---------             ----------
      Total stockholder's equity                              585,408           190,071                775,479
                                                           ----------         ---------             ----------

   Total liabilities and stockholder's equity              $1,201,416         $ (14,984)            $1,186,432
                                                           ==========         =========             ==========

(a) Accrued interest at December 31, 2000 assumed to be paid upon exchange and cancellation of the notes.
(b) Balance of unamortized deferred financing costs associated with the notes to be exchanged and cancelled.
(c)      Carrying amount of notes to be exchanged and cancelled.
(d) Net adjustment to additional paid-in capital for the cancellation of the carrying amount of notes to be exchanged of $195.0 million and deferred financing costs associated with the notes of $(4.9) million.

                            Golden Sky Systems, Inc.
                 Pro Forma Consolidated Statement of Operations
                      For the Year Ended December 31, 2000
                                 (In thousands)

                                                                                         Effect of
                                                                          Effect of      Golden Sky
                                                                            Notes         Holdings            Pro
                                                              Actual       Exchange     Acquisition          Forma
                                                             ---------     --------     -----------        ---------
Net revenues:
   DBS services                                              $ 180,426                                     $ 180,426
   Lease and other                                               7,143                                         7,143
                                                             ---------                                     ---------
     Total net revenues                                        187,569                                       187,569

Operating expenses:
   DBS
     Programming, technical, general and administrative        136,698                                       136,698
     Marketing and selling                                      40,450                                        40,450
     Depreciation and amortization                             111,003                    $ 33,591  (b)      144,594
     Other expense                                               2,267                                         2,267
                                                             ---------                    --------         ---------
     Loss from operations                                     (102,849)                    (33,591)         (136,440)
Interest expense                                               (34,242)     $17,072(a)                       (17,170)
Interest income                                                    738                                           738
Other non-operating expense                                     (1,932)                                       (1,932)
                                                             ---------      -------       --------         ---------
   Loss from continuing operations before income taxes        (138,285)      17,072        (33,591)         (154,804)
Benefit for income taxes                                       (43,239)       5,338(c)     (10,503) (c)      (48,404)
                                                             ---------      -------       --------         ---------
   Loss from continuing operations                           $ (95,046)     $11,734       $(23,088)        $(106,400)
                                                             =========      =======       ========         =========

(a) Reduction of total interest expense associated with the notes to be exchanged and cancelled as if the notes were not outstanding during all of 2000.
(b) Incremental amortization of the additional DBS rights of $1.0 billion recorded in the allocation of Pegasus Satellite's purchase price pushed down to Golden Sky Systems resulting from the purchase accounting treatment applied to the Golden Sky Holdings acquisition by Pegasus Satellite. DBS rights are amortized over 10 years, and the amount represents 4 months of the incremental annual amortization of $100.8 million that preceded the acquisition date.
(c) Calculated at Golden Sky Systems' effective income tax rate for continuing operations in 2000 of 31.3%.

                              Golden Sky DBS, Inc.
                      Pro Forma Consolidated Balance Sheet
                                December 31, 2000
                                 (In thousands)

                                                                           Effect of
                                                                             Notes              Pro
                                                             Actual         Exchange           Forma
                                                           ----------      ---------        -----------
Cash and cash equivalents                                  $   31,481      $ (10,055)  (a)  $    21,426
Accounts receivable, net                                       12,349                            12,349
Prepaid expenses                                                1,418                             1,418
Other current assets                                              380                               380
                                                           ----------      ---------        -----------
   Total current assets                                        45,628        (10,055)            35,573

Property and equipment, net                                     3,783                             3,783
Intangible assets, net                                      1,141,359                         1,141,359
Deferred financing costs, net                                  10,356         (8,546)  (b)        1,810
Other noncurrent assets                                         3,907                             3,907
                                                           ----------      ---------        -----------

   Total assets                                            $1,205,033      $ (18,601)       $ 1,186,432
                                                           ==========      =========        ===========

Current portion of long-term debt                          $    1,970                       $     1,970
Accounts payable                                                  214                               214
Accrued interest                                               11,233      $ (10,055)  (a)        1,178
Accrued satellite programming, fees and commissions            28,446                            28,446
Other current liabilities                                       7,528                             7,528
                                                           ----------      ---------        -----------
   Total current liabilities                                   49,391        (10,055)            39,336
Long-term debt                                                398,685       (322,739)  (c)       75,946
Deferred income taxes                                         284,896                           284,896
Other noncurrent liabilities                                    6,195                             6,195
                                                           ----------      ---------        -----------
   Total liabilities                                          739,167       (332,794)           406,373
Minority interest                                                 911                               911
Stockholder's equity:
    Common stock                                                    -                                 -
    Additional paid-in capital                                784,574        314,193   (d)    1,098,767
    Accumulated deficit                                      (319,619)                         (319,619)
                                                           ----------      ---------        -----------
      Total stockholder's equity                              464,955        314,193            779,148
                                                           ----------      ---------        -----------

   Total liabilities and stockholder's equity              $1,205,033      $ (18,601)       $ 1,186,432
                                                           ==========      =========        ===========

(a) Accrued interest on Golden Sky Systems notes at December 31, 2000 assumed to be paid upon exchange and cancellation of the notes. No interest was accrued on the Golden Sky DBS notes at December 31, 2000.
(b) Balance of unamortized deferred financing costs associated with the Golden Sky Systems and Golden Sky DBS notes to be exchanged and cancelled.
(c) Carrying amount of Golden Sky Systems and Golden Sky DBS notes to be exchanged and cancelled.
(d) Net adjustment to additional paid-in capital for the cancellation of the carrying amount of notes to be exchanged of $322.7 million and deferred financing costs associated with the notes of $(8.5) million.

                              Golden Sky DBS, Inc.
                 Pro Forma Consolidated Statement of Operations
                      For the Year Ended December 31, 2000
                                 (In thousands)

                                                                                                      Effect of
                                                                                  Effect of          Golden Sky
                                                                                    Notes             Holdings           Pro
                                                                 Actual            Exchange          Acquisition        Forma
                                                             -----------      -------------      -------------       ------------
Net revenues:

   DBS services                                              $   180,426                                             $   180,426
   Lease and other                                                 7,143                                                   7,143
                                                             -----------                                             -----------
     Total net revenues                                          187,569                                                 187,569
Operating expenses:
   DBS
     Programming, technical, general and administrative          136,698                                                 136,698
     Marketing and selling                                        40,450                                                  40,450
     Depreciation and amortization                               111,003                          $     33,591  (b)      144,594
     Other expense                                                 2,267                                                   2,267
                                                             -----------                          ------------       -----------
     Loss from operations                                       (102,849)                              (33,591)         (136,440)
Interest expense                                                 (50,452)     $      28,098  (a)                         (22,354)
Interest income                                                      738                                                     738
Other non-operating expense                                       (1,932)                                                 (1,932)
                                                             -----------      -------------       ------------       -----------
   Loss from continuing operations before income taxes          (154,495)            28,098            (33,591)         (159,988)
Benefit for income taxes                                         (47,429)             8,626  (c)       (10,312) (c)      (49,115)
                                                             -----------      -------------       ------------       -----------
   Loss from continuing operations                           $  (107,066)     $      19,472       $    (23,279)      $  (110,873)
                                                             ===========      =============       ============       ===========


(a) Reduction of total interest expense associated with the Golden Sky Systems and Golden Sky DBS notes to be exchanged and cancelled as if the notes were not outstanding during all of 2000.
(b) Incremental amortization of the additional DBS rights of $1.0 billion recorded in the allocation of Pegasus Satellite's purchase price pushed down to Golden Sky DBS resulting from the purchase accounting treatment applied to the Golden Sky Holdings acquisition by Pegasus Satellite. DBS rights are amortized over 10 years, and the amount represents 4 months of the incremental annual amortization of $100.8 million that preceded the acquisition date.
(c) Calculated at Golden Sky DBS' effective income tax rate for continuing operations in 2000 of 30.7%.

                                    Annex B

                     PEGASUS SATELLITE COMMUNICATIONS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                                 ----
Financial Statements:

Report of Independent Accountants.......................................................         B-2

Consolidated Balance Sheets as of December 31, 1999 and 2000............................         B-3

Consolidated Statements of Operations and Comprehensive Loss for the years ended
December 31, 1998, 1999 and 2000........................................................         B-4

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended
December 31, 1998, 1999 and 2000........................................................         B-5

Consolidated Statements of Cash Flows for the years ended
December 31, 1998, 1999 and 2000........................................................         B-6

Notes to Consolidated Financial Statements..............................................         B-7



                        Report of Independent Accountants


To the Board of Directors and Stockholders of Pegasus Satellite Communications, Inc.:

         In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page F-1, present fairly, in all material respects, the financial position of Pegasus Satellite Communications, Inc. (formerly Pegasus Communications Corporation) and its subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(2) on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As described in Note 2, the Company has restated its financial statements as of and for the years ended December 31, 1999 and 1998.









PricewaterhouseCoopers LLP


Philadelphia, PA
February 27, 2001

                     Pegasus Satellite Communications, Inc.
                           Consolidated Balance Sheets
                (Dollars in thousands, except per share amounts)

                                                                                                December 31,
                                                                                             1999          2000
                                                                                          -----------   ----------
                                           ASSETS                                        (as restated,
                                                                                          see Note 2)
Current assets:
    Cash and cash equivalents                                                             $  40,453     $  214,361
    Restricted cash                                                                           2,379          9,071
    Accounts receivable, less allowance for doubtful accounts of $1,410 and $3,303,
     respectively                                                                            31,984         57,643
    Inventory                                                                                10,020         16,854
    Program rights                                                                            4,373          4,268
    Deferred income taxes                                                                         -            699
    Prepaid expenses and other                                                                4,597         12,778
                                                                                          ---------     ----------
      Total current assets                                                                   93,806        315,674

Property and equipment, net                                                                  44,415         64,609
Intangible assets, net                                                                      704,219      2,036,208
Deferred financing costs, net                                                                23,831         30,066
Program rights                                                                                5,732          4,955
Investment in affiliates                                                                      4,598        116,364
Investment in marketable equity securities                                                        -         18,199
Deposits and other                                                                            5,237         19,311
                                                                                          ---------     ----------
    Total assets                                                                          $ 881,838     $2,605,386
                                                                                          =========     ==========
                LIABILITIES, REDEEMABLE PREFERRED STOCKS AND EQUITY (DEFICIT)
Current liabilities:
    Current portion of long-term debt                                                     $  15,488     $   10,891
    Current portion of program rights payable                                                 4,446          4,000
    Taxes payable                                                                                 -         29,620
    Accounts payable                                                                          8,999          9,782
    Accrued interest                                                                         11,592         29,264
    Accrued satellite programming, fees and commissions                                      37,885        104,627
    Accrued expenses                                                                         14,139         32,453
    Amounts due seller                                                                        6,729            684
                                                                                          ---------     ----------
      Total current liabilities                                                              99,278        221,321

Long-term debt                                                                              668,926      1,171,967
Finance obligation                                                                                -         36,121
Program rights payable                                                                        4,211          4,077
Deferred income taxes                                                                             -        145,912
                                                                                          ---------     ----------
     Total liabilities                                                                      772,415      1,579,398
                                                                                          ---------     ----------
Commitments and contingent liabilities (see Note 17)

Minority interest                                                                             3,000            911

Redeemable preferred stocks                                                                 142,734        490,646

Stockholders' equity (deficit):
    Class A common stock; $0.01 par value; 250.0 million shares authorized; shares issued: 30,433,020 and 45,957,464, respectively; shares outstanding: 30,424,514
      and 45,942,227, respectively                                                              152            459
    Class B common stock; $0.01 par value; 30.0 million shares authorized; 9,163,800
      issued and outstanding                                                                     46             92
    Non-voting common stock; $0.01 par value; 200.0 million shares authorized                     -              -
    Additional paid-in capital                                                              237,566        979,461
    Accumulated deficit                                                                    (273,888)      (432,910)
    Accumulated other comprehensive loss, net of income tax benefit of $7,340                     -        (11,976)
    Class A common stock in treasury, at cost; 8,506 and 15,237 shares, respectively           (187)          (695)
                                                                                          ---------     ----------
      Total stockholders' equity (deficit)                                                  (36,311)       534,431
                                                                                          ---------     ----------
    Total liabilities, redeemable preferred stocks and
      stockholders' equity (deficit)                                                      $ 881,838     $2,605,386
                                                                                          =========     ==========

          See accompanying notes to consolidated financial statements.

                             Pegasus Satellite Communications, Inc.
                  Consolidated Statements of Operations and Comprehensive Loss
                              (In thousands, except per share data)

                                                                   Year Ended December 31,
                                                               1998          1999         2000
                                                            -----------   ----------    --------
Net revenues:                                               (as restated, see Note 2)
    DBS                                                      $147,142    $ 286,353     $ 582,075
    Broadcast                                                  34,311       36,415        35,433
                                                             --------    ---------     ---------
      Total net revenues                                      181,453      322,768       617,508

Operating expenses:
    DBS
       Programming, technical, general and administrative     102,419      201,158       407,177
       Marketing and selling                                   45,706      117,774       169,998
       Depreciation and amortization                           55,138       76,835       185,422
       Other                                                    1,159        1,592         5,281
    Broadcast
       Programming, technical, general and administrative      18,056       22,812        24,393
       Marketing and selling                                    5,993        6,304         7,612
       Depreciation and amortization                            4,557        5,144         5,133
       Other                                                      177           57           498
    Corporate expenses                                          3,614        5,589         9,428
    Corporate depreciation and amortization                     2,105        3,119         1,566
    Development costs                                               -          386         4,630
    Other expense                                               1,409        1,995         5,332
                                                             --------    ---------     ---------
      Loss from operations                                    (58,880)    (119,997)     (208,962)

Interest expense                                              (44,559)     (64,904)     (122,102)
Interest income                                                 1,586        1,356        15,245
Other non-operating income (expense), net                           -         (201)          170
                                                             --------    ---------     ---------
    Loss from continuing operations before income taxes
      and extraordinary items                                (101,853)    (183,746)     (315,649)

(Benefit) expense for income taxes                            (37,051)         496      (101,989)
                                                             --------    ---------     ---------
    Loss from continuing operations before extraordinary
      items                                                   (64,802)    (184,242)     (213,660)
Discontinued operations:
    Income from operations of cable segment, net of income
      tax expense of $398 in 1998, $0 in 1999 and $632
      in 2000                                                     649        2,128         1,031
    Gain on disposal of cable segment, net of income
       tax expense of $9,396 in 1998 and $0 in 2000            15,331            -        59,361
                                                             --------    ---------     ---------
    Loss before extraordinary items                           (48,822)    (182,114)     (153,268)

Extraordinary loss from extinquishment of debt, net of
    income tax benefit of $0 in 1999 and $3,526 in 2000             -       (6,178)       (5,754)
                                                             --------    ---------     ---------
    Net loss                                                  (48,822)    (188,292)     (159,022)

Other comprehensive loss:
    Unrealized loss on marketable equity securities, net of
      income tax benefit of $7,340                                  -            -       (11,976)
                                                             --------    ---------     ---------
    Comprehensive loss                                       $(48,822)   $(188,292)    $(170,998)
                                                             =========   =========     =========
Basic and diluted per common share amounts:
    Loss from continuing operations, including deemed
      dividends, preferred stock dividends and accretion       $(2.81)      $(5.32)       $(5.11)
    Income from discontinued operations                          0.02         0.05          0.02
    Gain on disposal of discontinued operations                  0.54            -          1.19
                                                             --------    ---------     ---------
    Loss before extraordinary items, including deemed
      dividends, preferred stock dividends and accretion        (2.25)       (5.27)        (3.90)

    Extraordinary loss                                              -        (0.16)        (0.11)
                                                             --------    ---------     ---------
    Net loss applicable to common shares                     $  (2.25)   $   (5.43)    $   (4.01)
                                                             ========    =========     =========
    Weighted average number of common shares outstanding       28,260       37,750        49,840
                                                             ========    =========     =========

          See accompanying notes to consolidated financial statements.

                     PEGASUS SATELLITE COMMUNICATIONS, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (In thousands)



                                                    Class A          Class B
                                                  Common Stock     Common Stock                                   Accumulated
                                                ------------------------------------   Additional                     Other
                                                   Number    Par     Number    Par       Paid-In    Accumulated   Comprehensive
                                                 of Shares  Value  of Shares   Value     Capital      Deficit         Loss
                                                --------------------------------------------------------------------------------
Balances at January 1, 1998                        5,740     $57     4,582     $  46    $   64,035   $   (36,774)    $      -
Net loss (as restated, see Note 2)                                                                       (48,822)
Issuance of Class A common stock due to:
  Acquisitions                                     5,509      55                           119,641
  Incentive compensation and awards                   67       1                             1,414
Paid and accrued dividends on Series A
  preferred stock                                                                          (14,764)
Issuance of warrants and options due to
  acquisitions                                                                               3,545
                                                --------------------------------------------------------------------------------
Balances at December 31, 1998                     11,316     113     4,582        46       173,871       (85,596)           -

Net loss (as restated, see Note 2)                                                                      (188,292)
Issuance of Class A common stock due to:
  Secondary offering                               3,616      36                            74,857
  Acquisitions                                        12       -                               550
  Exercise of warrants and options                   220       2                             2,781
  Incentive compensation and awards                   52       1                             1,399
Paid and accrued dividends on Series A
  preferred stock                                                                          (16,706)
Issuance of warrants and options due to
  acquisitions                                                                                 814
Repurchase of Class A common stock
                                                --------------------------------------------------------------------------------
Balances at December 31, 1999                     15,216     152    4,582         46       237,566      (273,888)           -

Net loss                                                                                                (159,022)
Issuance of Class A common stock due to:
  Acquisitions                                     6,564      65                           619,933
  Investment in affiliate                            200       2                            18,773
  Exercise of warrants and options                 1,392      13                             3,219
  Conversion of preferred stock of subsidiary         67       1                             3,047
  Incentive compensation and awards                   67       1                             2,095
  Compensation related to stock options issued                                               3,490
  Two-for-one stock split                         22,170     222                              (222)
  Series C preferred stock dividends                 281       3                                (4)
Two-for-one stock dividend on Class B common
  stock                                                             4,582         46           (46)
Dividends on Series A preferred stock                                                      (18,903)
Accretion on Series A preferred stock                                                         (380)
Dividends on Series B preferred stock                                                          (57)
Dividends on Series D preferred stock                                                         (825)
Dividends on Series E preferred stock                                                         (372)
Issuance of options and warrants due to:
  Acquisitions                                                                              33,367
  Investment in affiliate                                                                   78,780
Unrealized loss on marketable equitable
  securities, net of income tax benefit of $7,340                                                                     (11,976)
Repurchase of Class A common stock
                                                --------------------------------------------------------------------------------
Balances at December 31, 2000                     45,957    $459    9,164      $  92      $979,461    $ (432,910)  $  (11,976)
                                                ================================================================================

[RESTUB]


                     PEGASUS SATELLITE COMMUNICATIONS, INC.
      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
                                 (In thousands)



                                                      Treasury Stock
                                                   --------------------        Total
                                                      Number                Stockholders'
                                                     of Shares     Cost   Equity (Deficit)
                                                ------------------------------------------
Balances at January 1, 1998                                 -    $     -      $  27,364
Net loss (as restated, see Note 2)                                              (48,822)
Issuance of Class A common stock due to:
  Acquisitions                                                                  119,696
  Incentive compensation and awards                                               1,415
Paid and accrued dividends on Series A
  preferred stock                                                               (14,764)
Issuance of warrants and options due to
  acquisitions                                                                    3,545
                                                ------------------------------------------
Balances at December 31, 1998                               -          -         88,434

Net loss (as restated, see Note 2)                                             (188,292)
Issuance of Class A common stock due to:
  Secondary offering                                                             74,893
  Acquisitions                                                                      550
  Exercise of warrants and options                                                2,783
  Incentive compensation and awards                                               1,400
Paid and accrued dividends on Series A
  preferred stock                                                               (16,706)
Issuance of warrants and options due to
  acquisitions                                                                      814
Repurchase of Class A common stock                          4       (187)          (187)
                                                ------------------------------------------
Balances at December 31, 1999                               4       (187)       (36,311)

Net loss                                                                       (159,022)
Issuance of Class A common stock due to:
  Acquisitions                                                                  619,998
  Investment in affiliate                                                        18,775
  Exercise of warrants and options                                                3,232
  Conversion of preferred stock of subsidiary                                     3,048
  Incentive compensation and awards                        (5)       239          2,335
  Compensation related to stock options issued                                    3,490
  Two-for-one stock split                                                             -
  Series C preferred stock dividends                                                 (1)
Two-for-one stock dividend on Class B common
  stock                                                                               -
Dividends on Series A preferred stock                                           (18,903)
Accretion on Series A preferred stock                                              (380)
Dividends on Series B preferred stock                                               (57)
Dividends on Series D preferred stock                                              (825)
Dividends on Series E preferred stock                                              (372)
Issuance of options and warrants due to:
  Acquisitions                                                                   33,367
  Investment in affiliate                                                        78,780
Unrealized loss on marketable equitable
  securities, net of income tax benefit of $7,340                               (11,976)
Repurchase of Class A common stock                         16       (747)          (747)
                                                ------------------------------------------
Balances at December 31, 2000                              15     $ (695)     $ 534,431
                                                ==========================================

          See accompanying notes to consolidated financial statements.

                     Pegasus Satellite Communications, Inc.
                      Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                                             Year Ended December 31,
                                                                                    1998              1999               2000
                                                                                -------------     --------------     --------------
                                                                                   (as restated, see Note 2)

Cash flows from operating activities:
    Net loss                                                                    $   (48,822)      $   (188,292)      $   (159,022)
    Adjustments to reconcile net loss
      to net cash used for operating activities:
      Extraordinary loss on extinguishment of debt                                        -              6,178              9,280
      Depreciation and amortization                                                  69,158             95,766            202,504
      Amortization of debt discount and deferred financing fees                       1,320              1,446             16,906
      Stock incentive compensation                                                    1,452              2,002              5,779
      Gain on sale of cable operations                                              (24,727)                 -            (87,361)
      Other                                                                               -                123               (521)
      Bad debt expense                                                                2,851              8,369             14,531
      Deferred income taxes                                                         (27,427)                 -           (106,553)
      Change in current assets and liabilities:
         Accounts receivable                                                         (6,464)           (18,982)           (33,008)
         Inventory                                                                   (3,105)            (4,422)            (5,144)
         Prepaid expenses and other                                                    (244)            (3,315)            (7,274)
         Taxes payable                                                                    -                  -             29,620
         Accounts payable and accrued expenses                                        9,922             22,481             58,937
         Accrued interest                                                             4,372             (5,873)            11,129
         Deposits and other                                                            (248)            (4,360)           (13,565)
                                                                                -----------       ------------       ------------
    Net cash used for operating activities                                          (21,962)           (88,879)           (63,762)
                                                                                -----------       ------------       ------------
Cash flows from investing activities:
       Acquisitions, net of cash acquired                                          (106,056)          (106,902)          (152,715)
       Capital expenditures                                                         (12,400)           (14,784)           (45,355)
       Purchase of intangible assets                                                 (6,117)            (4,552)          (107,947)
       Payments for programming rights                                               (2,561)            (3,452)            (4,442)
       Proceeds from sale of cable operations                                        30,133                  -            166,937
       Investment in affiliates                                                           -             (4,800)           (14,643)
       Other                                                                              -                509                450
                                                                                -----------       ------------       ------------
    Net cash used for investing activities                                          (97,001)          (133,981)          (157,715)
                                                                                -----------       ------------       ------------
Cash flows from financing activities:
       Proceeds from long-term debt                                                 100,000                  -              8,750
       Repayments of long-term debt                                                 (14,572)           (14,291)           (18,999)
       Borrowings on bank credit facilities                                          44,400            130,300            117,800
       Restricted cash, net of cash acquired                                          7,541             19,100              5,189
       Debt financing costs                                                          (7,551)            (3,608)            (9,762)
       Net proceeds from issuance of Class A common stock                                 -             77,677              3,232
       Net proceeds from issuance of Series C preferred stock                             -                  -            290,422
       Other                                                                           (399)              (370)            (1,247)
                                                                                -----------       ------------       ------------
    Net cash provided by financing activities                                       129,419            208,808            395,385
                                                                                -----------       ------------       ------------
Net increase (decrease) in cash and cash equivalents                                 10,456            (14,052)           173,908
Cash and cash equivalents, beginning of year                                         44,049             54,505             40,453
                                                                                -----------       ------------       ------------
Cash and cash equivalents, end of year                                          $    54,505       $     40,453       $    214,361
                                                                                ===========       ============       ============


          See accompanying notes to consolidated financial statements.

                     Pegasus Satellite Communications, Inc.
                   Notes to Consolidated Financial Statements

1.   The Company

         The Company undertook a corporate reorganization on February 22, 2001 that is discussed in Note 21 and is now known as Pegasus Satellite Communications, Inc. (formerly Pegasus Communications Corporation). Pegasus Satellite Communications, Inc. (herein referred to as "Pegasus" or together with its subsidiaries "the Company") operates in growing segments of the media industry and is a direct subsidiary of Pegasus Communications Holdings, Inc. At December 31, 2000, Pegasus' principal direct wholly owned subsidiaries were Pegasus Media & Communications, Inc. ("PM&C"), Golden Sky Holdings, Inc. ("GSH") and Pegasus Development Corporation ("PDC"). Principal operating subsidiaries of PM&C are Pegasus Satellite Television, Inc. ("PST") and Pegasus Broadcast Television, Inc. ("PBT"). GSH, along with its subsidiaries Golden Sky Systems, Inc. ("GSS") and Golden Sky DBS, Inc. ("GSDBS"), was acquired by Pegasus in May 2000 (see Note 12). Digital Television Services, Inc. ("DTS") had been a principal direct operating subsidiary of Pegasus until it was merged with and into a subsidiary of PM&C in January 2000. As more fully discussed in Note 21, Pegasus contributed PDC to the new parent holding company that was formed in the corporate reorganization and PDC became a direct wholly owned subsidiary of that company.

         PST provides direct broadcast satellite television ("DBS") services to subscribers in various rural areas of the United States. PBT owns and/or programs broadcast television ("Broadcast") stations. These television stations are affiliated with the Fox Broadcasting Company ("Fox"), United Paramount Network ("UPN") and The WB Television Network ("WB"). GSS provides DBS services to customers in various rural areas of the United States. GSDBS is a holding company that has outstanding debt and is the direct parent of GSS. The Company sold its remaining cable operations in September 2000 (see Note 13). PDC owns and manages directly or through investments in others certain intellectual property rights and actual and pending licenses. In addition, PDC incurs costs associated with corporate initiatives that are in their infancy of development. A large portion of these development costs relate to the Company's new broadband business that is expected to be launched by the end of the second quarter of 2001. Discontinued operations on the statements of operations and comprehensive loss represent the operations and disposals of the cable operations.

2.   Summary of Significant Accounting Policies

Basis of Presentation:

         The financial statements include the accounts of Pegasus and all of its subsidiaries on a consolidated basis. All intercompany transactions and balances have been eliminated. Investments in affiliates in which the Company has a significant but not a controlling interest are accounted for under the equity method of accounting. Certain amounts for 1998 and 1999 have been reclassified for comparative purposes.

         At year end 2000, the Company corrected the purchase accounting and allocations of the purchase consideration in the acquisitions of GSH and the 1998 acquisition of DTS. These revisions principally affected the Company's allocation of the purchase prices to the amounts of the deferred income taxes existing at the dates of the respective acquisitions and the amounts of DBS rights assets that were recorded at those dates. These revisions affected amounts for 1998 and 1999 and, accordingly, amounts previously reported for 1998 and 1999 for the affected items have been restated in the consolidated financial statements. See Note 12 for the individual effects on the GSH and DTS acquisitions and Note 20 for further information on the restatements to the financial statements.

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


2.   Summary of Significant Accounting Policies (continued)

         The cumulative effect of these purchase accounting revisions from the dates of the respective acquisitions to December 31, 2000 as recorded on December 31, 2000 was: an increase in deferred income tax assets of $21.6 million, a reduction in the valuation allowance applied to deferred income tax assets of $230.2 million, a reduction in the amount of the purchase price allocated to DBS rights assets acquired of $300.8 million, a reduction in the accumulated amortization of DBS rights assets of $35.8 million, a reduction in deferred income tax liabilities of $115.7 million and a reduction of our 2000 beginning accumulated deficit of $26.8 million for the impact of the revisions to the Digital Television Services acquisition related to periods prior to 2000. The effect of these revisions in our statement of operations and comprehensive loss were: for 1998, a reduction of DBS rights amortization expense of $3.9 million and an increase in income tax benefits of $26.4 million; for 1999, a reduction of DBS rights amortization expense of $5.9 million and recognition of income tax expense of $9.4 million and for 2000, a reduction of DBS rights amortization expense of $25.9 million and an increase in income tax benefits of $49.7 million.

         In May 2000, Pegasus effected a two-for-one stock split of its Class A and Class B common stocks. Applicable number of shares and per share amounts and prices in the accompanying financial statements and notes reflect the effect of the stock split.

Use of Estimates in the Preparation of Financial Statements:

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingencies. Actual results could differ from those estimates. Significant estimates relate to barter transactions, the useful lives and recoverability of intangible assets and valuation allowances associated with deferred income tax assets.

Cash and Cash Equivalents:

         Cash and cash equivalents include highly liquid investments purchased with an initial maturity of three months or less. The Company has cash balances in excess of the federally insured limits at various banks.

Restricted Cash:

         The Company had restricted cash held in escrow of $2.4 million and $9.1 million at December 31, 1999 and 2000, respectively. The amount restricted at December 31, 1999 collateralizes certain outstanding loans. The amount outstanding at December 31, 2000 primarily consists of $4.9 million that collateralizes certain loans and $3.0 million held in escrow to cover potential indemnifications associated with the sale of the cable operations.

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)



2.   Summary of Significant Accounting Policies (continued)

Inventory:

         Inventory primarily consists of equipment purchased from manufacturers in a completed state ready for resale to independent dealers and subscribers and installation supplies. Inventory is stated at the lower of cost or market on a first-in, first-out basis.

Investment in Marketable Equity Securities:

         The Company has an investment in the common stock of another company. This investment is considered to be available for sale and is carried at its fair market value based on the quoted market price of the common stock held. Accordingly, unrealized loss or gain for changes in the fair market value of the investment is recorded in stockholders' equity as accumulated other comprehensive loss/income as appropriate, and is presented as other comprehensive loss/income on the statements of operations and comprehensive loss/income.

Long-Lived Assets:

         The Company's assets are reviewed for impairment whenever events or circumstances provide evidence that suggest the carrying amounts may not be recoverable. The Company assesses the recoverability of its assets by determining whether the depreciation or amortization of the respective asset balance can be recovered through projected undiscounted future cash flows. To date, no such impairments have occurred.

Property and Equipment:

         Property and equipment are stated at cost. The cost and related accumulated depreciation of assets fully depreciated, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains and losses are included in results of operations. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of the related assets are capitalized and depreciated. DBS equipment that is rented to subscribers is stated at cost. Depreciation is computed for financial reporting purposes using the straight-line method based upon the following lives:

         Reception and distribution facilities................    7 to 11 years
         Transmitter equipment................................    5 to 10 years
         Equipment, furniture and fixtures....................    5 to 10 years
         Building and improvements............................   12 to 39 years
         Vehicles and other equipment.........................     3 to 5 years

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


2.   Summary of Significant Accounting Policies (continued)

Intangible Assets:

         Intangible assets are stated at cost. The cost and related accumulated amortization of assets fully amortized, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains and losses are included in results of operations. Amortization of intangible assets is computed for financial reporting purposes using the straight-line method based upon the following lives:

         DBS rights...........................................        10 years
         Other intangibles....................................   2 to 40 years

Deferred Financing Costs:

         Financing costs incurred in obtaining long-term financing are deferred and amortized over the term of the applicable financing. Accumulated amortization was $9.1 million and $13.1 million at December 31, 1999 and 2000, respectively. The Company uses the straight-line method to amortize these costs.

Sale/Leaseback Transaction:

         The Company retains a continuing involvement in assets that had been sold and leased back. This transaction is accounted for under the financing method in which the Company continues to record and depreciate the related assets and recognizes a finance obligation representing a deferral of the gain on the sale that would have otherwise been recognized at the date of the sale. Under the finance method, lease payments made on the assets leased back are allocated between a reduction of the finance obligation and interest as appropriate. Because of the amount of the finance obligation relative to the amount of the payments, lease payments will be applied to interest expense. The accounting of this sale/leaseback as a financing will continue until the Company's continuing involvement in the related assets ceases.

Derivative Financial Instruments:

         Derivative financial instruments are utilized by the Company to reduce interest rate risk. The Company does not hold or issue financial instruments for trading or speculative purposes. Derivative financial instruments are accounted for on an accrual basis. Income from and expense of the financial instruments are recorded as an adjustment to the Company's interest expense.

         The Company uses interest rate swap and cap agreements to reduce the impact of interest rate changes and increases on its variable rate debt. The interest rate swaps involve the exchange of variable for fixed rate interest payments without the exchange or the payment of the underlying notional amount. Under the interest rate caps, the Company receives interest from the other parties to the agreements when interest rates incurred by the Company exceed the contracted cap rate. The Company pays premiums to enter into the interest rate cap agreements, which are amortized to interest expense.

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


2.   Summary of Significant Accounting Policies (continued)

Revenue:

         Principal revenue of DBS is earned by providing video and audio programming to viewers who subscribe to the service. This revenue is recognized over the subscription period and when viewed for on demand programming. Principal revenue of Broadcast is earned from advertising revenues generated by selling air-time slots to advertisers. This revenue is recognized when the advertising spots are aired.

Broadcast Barter Transactions:

         Broadcast obtains a portion of its programming for television viewing through its network affiliations with Fox, UPN and WB and also through independent producers. Broadcast does not make any direct payments for programming obtained through its network affiliates. Instead, Broadcast retains a portion of the available advertisement spots to sell on its own account. Broadcast also barters unsold advertising time for programming from independent producers. Barter programming revenue and the related expense are recognized for this programming when the advertisements sold by independent producers are broadcast. Gross barter amounts of $8.1 million, $7.6 million and $7.1 million for 1998, 1999 and 2000, respectively, are included in Broadcast revenue and programming expense in the accompanying consolidated statements of operations and comprehensive loss.

Subscriber Acquisition Costs:

         Marketing and selling expenses incurred by DBS are also known as subscriber acquisition costs. Subscriber acquisition costs are sales and marketing expenses incurred and promotional programming provided in connection with the addition of new DBS subscribers. These are charged to expense in the period incurred.

Advertising Costs:

         Advertising costs are charged to operations in the period incurred and totaled $14.0 million, $23.3 million and $27.6 million for 1998, 1999 and 2000, respectively.

Program Rights:

         The Company enters into agreements to show motion pictures and syndicated programs on television. The Company records the rights and associated liabilities for those films and programs when they are currently available for showing. These rights are recorded at the lower of unamortized cost or estimated net realizable value and are amortized on the straight-line method over the license period, which approximates amortization based on the estimated number of showings during the contract period. Amortization of $2.4 million, $3.7 million and $4.7 million is included in Broadcast programming expense for 1998, 1999 and 2000, respectively. The obligations arising from the acquisition of film rights are recorded at the gross amount. Payments for the contracts are made pursuant to the contractual terms over periods that are generally shorter than the license periods.

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


2.  Summary of Significant Accounting Policies (continued)

Development Costs:

         Development costs on the statements of operations and comprehensive loss represent the combined expenses of corporate initiatives that are in their infancy of development. The operations of each initiative will be separately presented on the statements of operations and comprehensive loss when they are determined to be of a significant continuing nature.

Deferred Income Taxes:

         The Company accounts for deferred income taxes utilizing the asset and liability approach, whereby deferred income tax assets and liabilities are recorded for the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. Deferred income taxes are measured using enacted tax rates and laws that will be in effect when the underlying assets or liabilities are expected to be received or settled. A valuation allowance is recorded for deferred income taxes where it appears more likely than not that the Company will not be able to recover the deferred income tax asset.

Stock Based Compensation:

         The Company accounts for stock options and restricted stock issued using the intrinsic value method. The plans under which these are issued are fixed award plans. Compensation expense with respect to stock options is recognized for the excess, if any, of the fair value of the stock underlying the option at the date of grant of the option over the exercise price of the option. Compensation expense with respect to restricted stock is the fair value of the stock at the date of award since the recipient does not pay anything to receive the stock.

Accretion on Notes Issued at a Discount:

          Notes issued at a discount from their full face value were initially recorded at the amount of the discounted cash proceeds received. The difference between the carrying amount and the full face value of the notes is accreted to interest expense and to the carrying amount of the notes. The accretion is over the discount period that ends with the date that cash interest begins to accrue, at which time the carrying amount of the notes will equal their full face value.

Undeclared and Unpaid Dividends on Redeemable Cumulative Preferred Stocks:

         The carrying amount of each series of cumulative preferred stock that is redeemable at the option of the holder is periodically increased by amounts representing dividends not currently declared or paid but which will be payable under the mandatory redemption or liquidation features. The increase in carrying amount is effected by charges against retained earnings, or in the absence of retained earnings, by charges against additional paid in capital. Dividends in arrears that are declared and paid are deducted from the carrying amount of the related preferred stock.

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


2.   Summary of Significant Accounting Policies (continued)

Computation of Per Common Share Amounts:

         Basic per share amounts are computed by dividing net income or loss applicable to common shares by the weighted average number of common shares outstanding during the respective periods. Dividends and accretion for preferred stock and deemed dividends relating to beneficial conversion features as described in Note 7 reduce net income and increase net loss to arrive at the amount applicable to common shares and similarly adjust the results from continuing operations. The weighted average number of common shares outstanding is based upon Class A, Class B and Non-Voting common stocks outstanding during the respective periods presented. Diluted per common share amounts give effect to potential common shares outstanding during the respective periods and related adjustments to the net amount applicable to common shares and other reportable items. Basic and diluted per common and related weighted average number of common share amounts are the same within each period presented because potential common shares were antidilutive and excluded from the computation due to the Company's loss from continuing operations. The number of potential common shares excluded from the computation was 2.6 million, 3.6 million and 11.0 million shares in 1998, 1999 and 2000, respectively.

         Net loss applicable to common shares is as follows:

                                                                   Year ended December 31,
                                               -----------------------------------------------------------
                 (in thousands)                          1998                1999                2000
                                                         ----                ----                ----
                                                         (as restated, see Note 2)
Net loss                                                 $  (48,822)      $ (188,292)         $ (159,022)
Preferred stock dividends
  and accretion                                              14,764           16,706              35,543
Deemed dividends                                                  -                -               5,537
                                                         ----------       ----------          ----------

Net loss applicable to common shares                     $  (63,586)      $ (204,998)         $ (200,102)
                                                         ==========       ==========          ==========

Concentration of Credit Risk:

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash and cash equivalents. Concentrations of credit risk with respect to trade receivables are limited due to the large numbers comprising the Company's subscriber and customer base and their dispersion across different businesses and geographic regions. At December 31, 1999 and 2000, the Company had no other significant concentrations of credit risk.

Reliance on DIRECTV:

         A substantial portion of the Company's business is derived from providing DBS services as an independent DIRECTV(R) ("DIRECTV") provider. DIRECTV is a service of DIRECTV, Inc. Because the Company is a distributor of DIRECTV services, the Company may be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DIRECTV, Inc. Currently, the Company is in litigation against DIRECTV, Inc. (see Note 17).

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


2.   Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements:

         Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, became effective for the Company on January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. At December 31, 2000, the Company's use of derivative instruments was confined to two interest rate swap and two interest rate cap instruments. The Company does not use these instruments for trading or speculative purposes. The notional amounts associated with these instruments range from $33.9 million to $37.1 million. The adoption of this standard on January 1, 2001 did not have any impact on the Company.

         The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 addresses revenue recognition policies and practices of companies that report to the SEC. SAB 101 became effective for the Company in the fourth quarter of 2000 and did not have any impact on the Company upon its adoption.

         In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement revises standards for accounting for securitizations and other transfers of financial assets and collateral. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Certain provisions of this standard are effective for fiscal years ending after December 15, 2000 and other provisions are effective after March 31, 2001. The provisions of the statement effective after December 15, 2000 did not have any impact on the Company, and the Company believes that the provisions that are not yet effective will not have any impact on the Company upon adoption.

3.   Property and Equipment

         Property and equipment consist of the following at December 31, 1999 and 2000 (in thousands):

                                                                1999                 2000
                                                             ----------           ----------
    Reception and distribution facilities..........          $  32,179              $ 5,952
    Transmitter equipment..........................             16,940               20,117
    Equipment, furniture and fixtures..............             12,491               25,811
    Building and improvements......................              7,951               23,964
    Land...........................................              1,618                7,131
    Vehicles.......................................              2,122                1,258
    Other equipment................................              3,500               13,366
                                                            ----------              -------
                                                                76,801               97,599
    Accumulated depreciation.......................            (32,386)             (32,990)
                                                            ----------              -------
    Net property and equipment.....................          $  44,415              $64,609
                                                            ==========              =======

         The decrease in reception and distribution facilities is due to property and equipment associated with the Puerto Rico cable operations that were sold (see Note 13). Depreciation expense was $6.2 million, $7.9 million and $10.7 million for 1998, 1999 and 2000, respectively.

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


4.   Intangibles

         Following are the intangible assets at December 31, 1999 and 2000 (in thousands). DBS rights at December 31, 1999 were restated and at December 31, 2000 were revised (see Notes 12 and 20):

                                                                 1999                      2000
                                                              -----------             -------------
    DBS rights.....................................             $750,604                $2,245,036
    Franchise costs................................               71,657                         -
    Other..........................................               73,306                   220,259
                                                                --------                ----------
                                                                 895,567                 2,465,295
    Accumulated amortization.......................             (191,348)                 (429,087)
                                                                --------                ----------
    Net intangible assets..........................             $704,219                $2,036,208
                                                                ========                ==========

         The increase in DBS rights is due to the value of the rights obtained in acquisitions made by the Company in 2000, of which $1.0 billion, as revised (see Notes 12 and 20), resulted from the allocation of the purchase price in the GSH acquisition. The decrease in franchise costs is due to franchises associated with the Puerto Rico cable operations that were sold (see Note 13). Amortization expense was $60.6 million, $84.2 million and $187.1 million for 1998, as restated, 1999, as restated, and 2000, as revised, respectively (see Notes 12 and 20).

5.   Equity Investment in Affiliates

         PDC has a limited partnership interest in Pegasus PCS Partners, LP ("PCS"). PCS acquires, owns, controls and manages wireless licenses. PDC's investment in PCS is accounted for by the equity method. PDC's share of income and losses vary in accordance with the respective partners' capital account balances. PDC's share of undistributed losses of PCS included in continuing operations were $201,000 and $422,000 in 1999 and 2000, respectively. PDC's total investment in PCS at December 31, 1999 and 2000 was $4.6 million and $4.2 million, respectively.

         In January 2000, PDC made an investment of $112.0 million in Personalized Media Communications, L.L.C. ("PMC"), an advanced communications technology company. The investment consisted of $14.3 million in cash, 400,000 shares of Pegasus' Class A common stock (amounting to $18.8 million) and warrants to purchase 2.0 million shares of the Class A common stock at an exercise price of $45.00 per share and with a term of ten years. These warrants at the time of their issuance were estimated to have a fair value of $78.8 million. A subsidiary of PMC granted to the Company an exclusive license for use of PMC's patent portfolio in the distribution of satellite services from specified orbital locations. PDC's investment in PMC is accounted for by the equity method. PDC's share of undistributed losses of PMC included in continuing operations were $10,000 in 2000. PDC's total investment in PMC at December 31, 2000 was $112.1 million. PMC is controlled by Ms. Mary Metzger and her husband, and Ms. Metzger is a member of Pegasus' Board of Directors.

6.   Common Stock

         At December 31, 2000, Pegasus had three classes of common stock: Class A, Class B and Non-Voting. Holders of Class A and Class B are entitled to one vote per share and ten votes per share, respectively. On March 22, 2000, Pegasus amended its Certificate of Incorporation by increasing the

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


6.   Common Stock (continued)

number of authorized common stock shares as follows: Class A to 250.0 million from 50.0 million; Class B to 30.0 million from 15.0 million; and Non-Voting to
200.0 million from 20.0 million.

         In March 1999, Pegasus completed a secondary public offering in which it sold 7.2 million shares of Class A Common Stock to the public at a price of $11 per share, netting proceeds of $74.9 million.

         On May 10, 2000, Pegasus announced a two-for-one stock split of Class A and Class B common stocks in the form of a stock dividend, payable May 30, 2000, to shareholders of record on May 19, 2000. The dividend was effected by a charge to paid-in capital in the amount of $268,000, the par value of the additional Class A and Class B common shares that were issued.

         Pegasus' ability to pay dividends on its common stock is subject to certain limitations imposed by its preferred stock and indebtedness of the Company.

7.   Redeemable Preferred Stocks

         At December 31, 2000, Pegasus had the following preferred stock series outstanding: 12-3/4% Series A Cumulative Exchangeable Preferred Stock; Series B Junior Convertible Participating Preferred Stock; 6-1/2% Series C Convertible Preferred Stock; Series D Junior Convertible Participating Preferred Stock; and Series E Junior Convertible Participating Preferred Stock. On March 22, 2000, Pegasus amended its Certificate of Incorporation by increasing the number of shares of authorized preferred stock, $.01 par value to 20.0 million from 5.0 million. At December 31, 2000, the number of shares of preferred stock designated was 152,844 for Series A plus additional shares as necessary for payment of dividends on the series, 5,707 for Series B, 3.0 million for Series C, 22,500 for Series D and 10,000 for Series E.

         Preferred stocks redeemable at the option of the holder consist of the following at December 31, 1999 and 2000 (dollars in thousands):

                                1999                        2000
                        ----------------------     ----------------------
                                    Carrying                    Carrying
                        Shares       Amount        Shares        Amount
                        ------      --------       ------       --------

Series A..........      135,073     $142,734       152,844      $162,017
Series B..........            -            -         5,707         5,707
Series C..........            -            -       300,000       290,422
Series D..........            -            -        22,500        22,500
Series E..........            -            -        10,000        10,000
                                    --------                    --------
                                    $142,734                    $490,646
                                    ========                    ========

         Series A Exchangeable
         ---------------------

         Each whole share of Series A has a liquidation preference of $1,000 per share. Cumulative dividends at a rate of 12-3/4% are payable semi-annually on January 1 and July 1. On and prior to January 1, 2002, at the option of Pegasus, dividends may be paid in cash or by the issuance of additional shares of Series A preferred stock. Subject to certain conditions, Series A is exchangeable in whole at the option of Pegasus for its 12-3/4% Senior Subordinated Exchange Notes due 2007. The exchange notes

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


7.   Redeemable Preferred Stocks (continued)

would contain substantially the same redemption provisions, restrictions and other terms as the Series A preferred stock. At Pegasus' option, on and after January 1, 2002 Pegasus may redeem Series A in whole or part at redemption prices specified in the certificate of designation for this series. On January 1, 2007, Pegasus is required to redeem all Series A outstanding at that date at a redemption price equal to the liquidation preference per share plus accrued and unpaid dividends. Series A ranks senior to all outstanding classes or series of capital stock with respect to dividend rights and rights on liquidation. The increase in the number of shares outstanding was due to dividends on Series A payable in 2000 that were paid in shares of Series A preferred stock. The increase in the carrying amount from December 31, 1999 to December 31, 2000 was due to the additional shares issued in 2000 plus accrued and unpaid dividends since the last dividend payable date. In 2000, Pegasus declared dividends of $18.9 million and issued 17,771 shares of Series A preferred stock in payment of $17.8 million dividends payable in 2000. In December 2000, a dividend was declared of 9,744 shares of Series A preferred stock payable on January 1, 2001. The liquidation value of Series A including accrued and unpaid dividends was $162.6 million at December 31, 2000. This differs from the carrying amount at December 31, 2000 by the amount of the discount at the date of issuance remaining to be accreted.

         Series B, D and E Junior Convertible Participating
         --------------------------------------------------

         In connection with DBS acquisitions, in the first quarter of 2000 Pegasus issued 5,707 shares of Series B, 22,500 shares of Series D and 10,000 shares of Series E preferred stocks. Each whole share of Series B, D and E has a liquidation preference equal to its stated value of $1,000 per share plus any accrued and unpaid dividends. Each share of Series B, D and E is convertible at any time at the option of the holder into 32.47 shares, 19.54 shares and 16.04 shares, respectively, of Pegasus' Class A common stock, subject to adjustment under certain circumstances. As a result, the amount of proceeds allocated to the beneficial conversion feature for the Series B and Series D preferred stocks of $5.5 million is treated as a deemed dividend for purposes of determining the net loss applicable to common shares in the period the stock was issued. Additionally, each share of Series B, D and E is redeemable at the option of the holder at a price of $1,000 plus accrued and unpaid dividends. Series B may be redeemed in whole any time after January 4, 2002. For Series D, 10,000 shares may be redeemed on or after March 1, 2000, an additional 6,125 shares may be redeemed on February 1, 2002 and thereafter, and any remaining shares may be redeemed on February 1, 2003. For Series E, 5,000 shares may be redeemed on or after February 25, 2002 and any remaining shares may be redeemed on and after February 25, 2003. Pegasus may redeem at its option shares of each series in whole as follows: Series B at anytime after January 4, 2005 at a price of $1,000 per share; Series D at any time at a price of $1,000 per share; Series E at anytime up to February 25, 2001 at a price of $1,100 per share, and any time thereafter at a price of $1,000 per share. The preceding redemption prices are in addition to any accrued and unpaid dividends. Holders of shares of Series B are entitled to receive, when, as and if declared by Pegasus' Board of Directors, cash dividends at an annual rate of $10 per share per annum payable semi-annually on January 1 and July 1 commencing July 1, 2000. Holders of shares of Series D and E are entitled to receive, when, as and if declared by the Board of Directors, dividends at an annual rate of 4% payable annually on January 1 commencing January 1, 2001. Dividends on Series D and Series E are payable in cash or shares of Pegasus' Class A common stock, at the option of Pegasus. Dividends on Series B, D and E are cumulative and accrue from the date of the original issuance. In the event of liquidation, Series B, D and E rank, to the extent of their respective liquidation preferences, junior to Series A and Series C preferred stocks, senior to all classes of Pegasus' common stock and on a parity with each other. Upon liquidation,

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


7.   Redeemable Preferred Stocks (continued)

holders of Series B, D and E are entitled to participate with holders of Pegasus common stock and other participating stock, if any, in the remaining assets of the Company after certain other distributions have been satisfied. Generally, Series B, D and E have no voting rights other than those granted by law.

         In December 2000, the Board of Directors declared dividends on Series B, D and E payable on January 1, 2001. The dividends on Series D and E were paid in shares of Class A common stock of 27,594 and 12,445 shares, respectively. Dividends declared in 2000 on Series B were $57,000, of which $28,500 was paid on July 1, 2000 and $28,500 was paid on January 1, 2001.

         Series C Convertible
         --------------------

         In January 2000, Pegasus completed an offering of 3.0 million shares of 6-1/2% Series C Convertible preferred stock, resulting in net proceeds of $290.4 million. Each whole share of Series C has a liquidation preference equal to its stated value of $100 per share plus accrued and unpaid dividends, and is convertible at any time at the option of the holder into 1.5686 shares of Pegasus' Class A common stock. This conversion ratio is subject to adjustment under certain circumstances. Holders of shares of Series C are entitled to receive, when, as and if declared by the Board of Directors, dividends at a rate of 6-1/2% payable quarterly on January 31, April 30, July 31 and October 31 commencing April 30, 2000. Dividends are payable in cash, shares of Pegasus' Class A common stock or a combination thereof, at the option of Pegasus. Dividends on Series C are cumulative and accrue from the date of original issuance. In the event of liquidation, Series C ranks junior to Series A preferred stock, senior to Series B, Series D and Series E preferred stocks and senior to all classes of Pegasus' common stock. Pegasus at its option may redeem shares in whole or part of Series C any time on and after February 1, 2003, and under certain circumstances from August 1, 2001 through January 31, 2003, at premiums specified in the certificate of designation for this series. Holders of Series C have no voting rights other than those granted by law, except that holders voting as a class are entitled to elect two directors to the Board of Directors in the event dividends payable on the series are in arrears for six quarterly periods until such arrearage is paid in full and concerning matters that affect the terms and ranking of the series or amendments to Pegasus' charter that may adversely affect their rights.

         Pegasus declared dividends of $15.0 million in 2000 and issued 326,148 shares of Class A common stock in payment of these dividends in 2000. On January 31, 2001, Pegasus declared a dividend of $4.9 million and paid it by issuing 183,239 shares of Class A common stock on that date.

         Pegasus' preferred stock imposes certain limitations on the payment of dividends on its common stock.

                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


8.       Long-Term Debt

         Long-term debt consists of the following at December 31, 1999 and 2000 (in thousands):

                                                                                               1999                2000
                                                                                         ----------------    ----------------
Series B Senior Subordinated Notes payable by PM&C, due July 2005, interest at
    12.5%, payable semi-annually on January 1 and July 1, net of unamortized discount of $2.2 million and $1.8 million at December 31, 1999 and 2000,
    respectively................................................................             $ 82,776            $ 83,176
Series B Senior Notes payable by Pegasus, due October 2005, interest at 9.625%,
    payable semi-annually on April 15 and October 15............................              115,000             115,000
Senior Subordinated Notes payable by GSS, due August 2006, interest at 12.375%,
    payable semi-annually on February 1 and August 1............................                    -             195,000
Series B Senior Notes payable by Pegasus, due December 2006, interest at 9.75%,
    payable semi-annually on June 1 and December 1..............................              100,000             100,000
Senior Discount Notes payable by GSDBS, due March 2007, interest at 13.5%, payable semi-annually on March 1 and September 1, commencing September 1,
    2004, net of unamortized discount of  $65.4  million........................                    -             127,739
Series B Senior Notes payable by Pegasus, due August 2007, interest at 12.5%,
    payable semi-annually on February 1 and August 1............................              155,000             155,000
Senior five-year $275.0 million term loan facility, payable by PM&C, interest at
    PM&C's option at either the lender's base rate plus an applicable margin or
    LIBOR plus an applicable margin.............................................                    -             275,000
Senior five-year $225.0 million revolving credit facility, payable by PM&C, interest at PM&C's option at either the lender's base rate plus an
    applicable margin or LIBOR plus an applicable margin........................                    -              35,000
Senior seven-year $115.0 million revolving credit facility, payable by GSS, interest at GSS' option at either the lender's base rate plus an applicable
    margin or LIBOR plus an applicable margin...................................                    -              37,000


                     Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

8.   Long-Term Debt (continued)


                                                                                               1999                2000
                                                                                         ----------------    ----------------
Senior seven-year $35.0 million term loan facility, payable by GSS, interest at
    GSS' option at either the lender's base rate plus an applicable margin or
    LIBOR plus an applicable margin.............................................                   -             35,000
Senior six-year $180.0 million revolving credit facility, payable by PM&C.......             142,500                  -
Senior six-year $70.0 million revolving credit facility, payable by DTS.........              42,700                  -
Senior  six-year $20.0 million term loan facility,  payable by DTS..............              19,000                  -
Mortgage payable, due 2000......................................................                 431                  -
Mortgage payable, due 2010, interest at 9.25%...................................                   -              8,680
Other notes, due 2001 to 2005, interest at 3% to 8%.............................              26,648             16,161
Capital leases and other........................................................                 359                102
                                                                                            --------          ---------
                                                                                             684,414          1,182,858
Less current maturities.........................................................              15,488             10,891
                                                                                            --------          ---------
Long-term debt..................................................................            $668,926         $1,171,967
                                                                                            ========         ==========

         In November 1999, Pegasus exchanged its 12-1/2% Series A senior notes due 2007 with a principal amount of $155.0 million for DTS' outstanding 12-1/2% Series B senior subordinated notes due 2007 with a principal amount of $155.0 million. In April 2000, the $155.0 million of 12-1/2% Series A senior notes due 2007 were exchanged for identical 12-1/2% Series B senior notes due 2007 of Pegasus. Unamortized deferred financing costs related to the DTS notes were written off, resulting in an extraordinary loss of $6.2 million in 1999.

         In December 1999, Pegasus entered into a $35.5 million interim letter of credit facility. This facility was terminated in January 2000 when PM&C amended and restated its credit agreement. DTS maintained a $70.0 million senior revolving credit facility and a $20.0 million senior term loan facility. These facilities were terminated in January 2000 in conjunction with DTS' merger with and into a subsidiary of PM&C and PM&C amending and restating its credit agreement.

         Pegasus' 9-5/8% Series B Senior Notes due October 2005 are subordinated to all liabilities of Pegasus' subsidiaries and are on parity with other senior indebtedness of Pegasus. On and after October 15, 2001, Pegasus has the option to redeem the notes at prices specified in the indenture for these notes. Pegasus' 9-3/4% Series B Senior Notes due December 2006 are subordinated to all liabilities of Pegasus' subsidiaries and are on parity with other senior indebtedness of Pegasus. On and after December 1, 2002, Pegasus has the option to redeem the notes at prices specified in the indenture for these notes. Pegasus' 12-1/2% Series B Senior Notes due August 2007 are subordinated to all liabilities of Pegasus' subsidiaries and are on parity with other senior indebtedness of Pegasus. On and after August 1, 2003, Pegasus has the option to redeem the notes at prices specified in the indenture for these notes.

                    Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


8.   Long-Term Debt (continued)

         PM&C's 12-1/2% Series B Senior Subordinated Notes due July 2005 are unconditionally guaranteed on an unsecured senior subordinated basis, jointly and severally by specified subsidiaries of PM&C. The notes are general unsecured obligations that are subordinated to other senior indebtedness of PM&C such as, among other things, its credit agreement. PM&C has the option to redeem the notes at prices specified in the indenture for these notes.

         In January 2000, PM&C amended and restated its credit agreement that increased the borrowing capacity thereunder to $500.0 million from $180.0 million. The amended and restated agreement provides for a $225.0 million senior revolving credit facility that expires in October 2004 and a $275.0 million senior term loan facility that expires in April 2005. The amended and restated agreement also gives PM&C the option to seek $200.0 million in additional term loans through June 30, 2001. Amounts borrowed under the agreement are collateralized by substantially all of the assets of PM&C and its subsidiaries. The agreement contains certain financial covenants, including a debt to adjusted cash flow covenant. The borrowing commitment under the revolving facility automatically and permanently reduces quarterly over the term of the facility starting on March 31, 2001. Principal amounts outstanding in excess of the reduced commitment are to be repaid on each commitment reduction date. Principal outstanding under the term loan facility is payable quarterly in increasing increments over the term of the facility starting on March 31, 2001. The principal of additional term loans outstanding, if any, at June 30, 2001 is payable quarterly in increasing increments starting September 30, 2001, with final payment of principal due in July 2005. Additional term loans are subject to a rate of interest at PM&C's option equal to the lender's base rate plus applicable margins or LIBOR plus applicable margins. Margins on revolver base rates range from 1% to 2%, and margins on revolver LIBOR rates range from 2% to 3%, both of which are determined by the level of a ratio computation specified in the agreement. Margins on term loans are 2.5% for base rates and 3.5% for LIBOR rates. Interest on outstanding principal borrowed under base rates is due and payable quarterly and interest on outstanding principal borrowed under LIBOR rates is due and payable the earlier of the end of the contracted interest rate period or three months. Unused amounts under the revolving facility are subject to a commitment fee at either .5% or .75% based on the aggregate of borrowings outstanding and letters of credit issued under the facility.
With the closing of the amended and restated credit agreement, PM&C borrowed $275.0 million under the term loan facility and repaid all of the $212.2 million outstanding under the former PM&C, DTS and Pegasus credit facilities. Unamortized balances of deferred financing costs associated with the borrowings repaid were written off, resulting in an extraordinary loss of $5.8 million, net of tax of $3.5 million, in 2000.

         During the fourth quarter of 2000, PM&C borrowed $35.0 million under the revolving facility. At December 31, 2000, $40.4 million of stand-by letters of credit were issued under the revolving facility. Generally, letters of credit are not acted upon, but they do reduce the availability of the revolving facility. The weighted average rates of interest, including applicable margins, on amounts outstanding at December 31, 2000 were 10.19% for the term facility and 10.11% for the revolving facility. Availability under the revolving facility was $149.4 million at December 31, 2000.

         At the time that Pegasus acquired GSH, GSS had a credit agreement in place, consisting of a $115.0 million senior revolving credit facility that expires September 2005 and a $35.0 million senior term loan facility that expires December 2005. Amounts outstanding under each facility at the time of the acquisition were $17.0 million and $35.0 million, respectively. Amounts borrowed under the

                    Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


8.   Long-Term Debt (continued)

agreement are unconditionally and irrevocably guaranteed by GSH, GSDBS and subsidiaries of GSS. These borrowings are secured by the capital stock of GSDBS, GSS and subsidiaries of GSS, a first priority security interest in all of the assets of GSS' subsidiaries and a collateral assignment of GSS' agreements with the National Rural Telecommunications Cooperative. The agreement contains certain financial covenants, including a debt to adjusted cash flow covenant. The borrowing commitment under the revolving facility automatically and permanently reduces quarterly over the term of the facility starting on March 31, 2001. Principal amounts outstanding in excess of the reduced commitment are to be repaid on each commitment reduction date. Principal outstanding under the term loan facility is payable quarterly in increasing increments over the term of the facility starting on March 31, 2002. Amounts repaid under the term facility may not be reborrowed. The margin on revolver base rates is 3% and the margin on revolver LIBOR rates is 3.25%. Margins on term loans are 4.25% for base rates and 4.5% for LIBOR rates. Margins may be reduced as specified in the agreement on the basis of the level of a specified ratio computation. Interest on outstanding principal borrowed under base rates is due and payable quarterly and interest on outstanding principal borrowed under LIBOR rates is due and payable the earlier of the end of the contracted interest rate period or three months. Unused amounts under the revolving facility are subject to a commitment fees ranging from .5% to 1.25% based on the aggregate of borrowings outstanding and letters of credit issued under the facility.

         In January 2000, GSS amended the agreement in which its third quarter 1999 covenant violations were waived and certain fourth quarter 1999 and year 2000 covenant requirements were amended. In December 2000, GSS borrowed $20.0 million under the revolving facility. At December 31, 2000, $35.9 million of stand-by letters of credit were issued under the revolving facility that reduce the availability thereunder. The weighted average rates of interest, including applicable margins, on amounts outstanding at December 31, 2000 were 9.90% for the term facility and 10.26% for the revolving facility.

         At the time that Pegasus acquired GSH, GSS had outstanding $195.0 million of 12-3/8% Senior Subordinated Notes due August 2006. These notes are guaranteed on a full, unconditional, senior subordinated basis, jointly and severally by specified subsidiaries of GSS. The notes are unsecured senior subordinated obligations that are subordinated to other senior indebtedness of GSS such as, among other things, its credit agreement and letters of credit. After August 1, 2003, GSS has the option to redeem the notes at prices specified in the indenture for these notes.

         At the time that Pegasus acquired GSH, GSDBS had outstanding 13-1/2% Senior Discount Notes due March 2007. These notes were issued at a discount and have a stated principal amount at maturity of $193.1 million. These notes are unsecured and effectively rank below all liabilities of GSDBS' subsidiaries. Non-cash interest accretes on these notes until March 1, 2004. Thereafter, cash interest will accrue and be payable semi-annually. After March 1, 2004, GSDBS has the option to redeem the notes at prices specified in the indenture for these notes.

                    Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


8.   Long-Term Debt (continued)

         In the acquisition of GSH, Pegasus assumed only for financial reporting presentation purposes the consolidated debt of GSH outstanding at the date of the acquisition. However, Pegasus does not guarantee or otherwise have any liability for GSH's indebtedness or any other liability of GSH or its subsidiaries. GSH does not guarantee or otherwise have any liability for any indebtedness or other liability of Pegasus or any of Pegasus' subsidiaries.

         The indebtedness described above generally limit the ability, among other things, to incur additional indebtedness and liens, issue other securities, make certain payments and investments, pay dividends, transfer cash, dispose of assets and enter into other transactions, and imposes limitations on the activities of subsidiaries as applicable.

         In February 2000, Pegasus entered into a mortgage of $8.8 million with interest payable at 9.25% in connection with the purchase of its corporate offices. The mortgage is being amortized over 25 years with a balloon payment to satisfy the mortgage balance remaining in 2010.

         At December 31, 2000, maturities of long-term debt at their stated maturity values and capital leases were as follows (in thousands):

                    2001.............................$.10,891
                    2002................................9,083
                    2003................................5,979
                    2004..............................209,157
                    2005..............................363,761
                    Thereafter........................651,172

         Aggregate commitment fees incurred by the Company under all credit facilities in 2000 was $1.6 million, and those incurred in 1998 and 1999 were not significant.

9.   Leases

         The Company leases certain studios, towers, office space, vehicles and various types of equipment through separate operating lease agreements. The operating leases expire at various dates through 2007. Rent expense for 1998, 1999 and 2000 was $1.6 million, $2.3 million and $3.1 million, respectively. At December 31, 2000, property and equipment subject to capital leases and related obligations were not significant. Future minimum lease payments on noncancellable operating leases at December 31, 2000 were $3.7 million in 2001 and $2.8 million in 2002, $1.6 million in each of 2003 through 2005 and $2.9 million thereafter.

                    Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


9.   Leases (continued)

         On July 17, 2000, the Company sold through two wholly owned subsidiaries 11 broadcast towers and related assets for 1.4 million shares of restricted common stock of the buyer. The value of the buyer's common stock on the sale closing date was $37.5 million, and the book value of the assets sold was $2.3 million. Coincident with the sale of the towers, PM&C leased back from the buyer eight of the 11 towers sold. The lease has an initial term of 10 years with five successive 10-year renewal periods at the option of the Company. Aggregate minimum lease payments in each of the next five years and in total over the remaining initial lease term are: $684,000 in 2001; $712,000 in 2002; $740,000 in 2003; $770,000 in 2004; $801,000 in 2005; and $4.1 million in total thereafter. The Company's receipt of the buyer's common stock represents a continuing involvement by the Company in the eight towers sold and leased back. Accordingly, the sale and leaseback of these towers is accounted for as a financing. As a result, the Company recorded a finance obligation in the amount of $36.1 million. Because of the amount of the finance obligation relative to the amount of the payments, the Company expects that all future payments will be applied to interest expense. The towers and related assets leased back remain on the Company's records and continue to be depreciated.

10.  Income Taxes

         Following is a summary of income taxes for 1998, 1999 and 2000 (in thousands). Amounts for 1998 and 1999 were restated and amounts for 2000 were revised (see Notes 12 and 20).

                                                                     1998            1999               2000
                                                                   ---------       --------         -----------
  State and local - current.................................        $      -          $496           $       -
                                                                    --------        ------           ---------
  Federal - deferred:
    Benefits of net operating loss carryforwards.............        (25,300)            -             (56,576)
    Other....................................................        (11,751)            -             (45,413)
                                                                    --------        ------           ---------
    Total deferred...........................................        (37,051)            -            (101,989)
                                                                    --------        ------           ---------
  Expense (benefit) attributable to continuing operations....        (37,051)          496            (101,989)
  Taxes associated with other items:
  Deferred tax liability for discontinued operations.........          9,794             -                 632
  Deferred tax asset for extinguishment of debt..............              -             -              (3,526)
  Deferred tax asset for comprehensive loss..................              -             -              (7,340)
                                                                    --------        ------           ---------
  Total income tax expense (benefit).........................       $(27,257)         $496           $(112,223)
                                                                    ========        ======           =========

         Following are the deferred income tax assets and liabilities at December 31, 1999 and 2000 (in thousands). Amounts at December 31, 1999 were restated and amounts at December 31, 2000 were revised (see Notes 12 and 20).

                    Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


10.  Income Taxes (continued)

                                                                                            1999              2000
                                                                                      ---------------    ---------------
             Assets:
                 Receivables....................................................         $     536            $    699
                 Excess of tax basis over book basis in marketable equity
                    securities..................................................                 -              20,073
                 Loss carryforwards.............................................           125,856             265,400
                                                                                         ---------            --------
                      Total deferred tax assets.................................           126,392             286,172
                                                                                         ---------            --------
             Liabilities:
                 Excess of book basis over tax basis of property, plant and
                    equipment...................................................            (4,383)             (3,454)
                 Excess of book basis over tax basis of amortizable
                    intangible assets...........................................           (62,201)           (427,931)
                                                                                         ---------            --------
                     Total deferred tax liabilities.............................           (66,584)           (431,385)
                                                                                         ---------            --------
             Net deferred tax assets (liabilities)..............................            59,808            (145,213)
             Valuation allowance................................................           (59,808)                  -
                                                                                         ---------            --------
             Net deferred tax liabilities.......................................         $       -           $(145,213)
                                                                                         =========           =========

         In 2000, the Company went into a net deferred income tax liability position as a result of deferred income taxes associated with acquisitions, as revised (see Notes 12 and 20). Accordingly, the valuation allowance at December 31, 1999 was no longer required in 2000. At December 31, 2000, the Company had net operating loss carryforwards for income tax purposes of $673.4 million available to offset future taxable income that expire beginning 2002 through 2020.

         Following is a reconciliation of the Federal statutory income tax rate to the Company's effective Federal income tax rate attributable to continuing operations for 1998, 1999 and 2000. Amounts in 1998 and 1999 were restated and in 2000 were revised (see Notes 12 and 20).

                                                                   1998             1999              2000
                                                               -------------    -------------     --------------
        Statutory rate......................................     (35.00)%          (35.00)%          (35.00)%
        Valuation allowance.................................          -             29.70                 -
        Other...............................................      (1.38)             5.57              2.69
                                                                -------            ------            ------
        Effective rate......................................     (36.38)%            0.27%           (32.31)%
                                                                =======            ======            ======

11.      Supplemental Cash Flow Information

         Following are significant noncash investing and financing activities for 1998, 1999 and 2000 (in thousands). Net deferred taxes recognized in acquisitions for 1998 were restated and revised for 2000 (see Notes 12 and 20).

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


11.   Supplemental Cash Flow Information (continued)

                                                                   1998            1999            2000
                                                               --------------  --------------  ------------
Barter revenue and related expense..............................  $  8,078        $  7,598        $  7,074
Marketable equity securities received in sale of tower
  assets........................................................         -               -          37,516
Acquisition of program rights and assumption of related program
   payables.....................................................     4,630           7,205           3,862
Capital issued in acquisitions and investments in affiliates....   123,241           1,364         789,174
Debt assumed in acquisitions....................................   219,889           6,467         379,773
Preferred stock dividends and accretion and reduction of paid-in
  capital.......................................................    14,764          16,706          50,549
Net deferred taxes recognized in acquisitions...................    77,604              29         259,062
Conversion of subsidiary's preferred stock into Pegasus
  common stock..................................................         -               -           3,048
Series A preferred stock dividends paid in Series A preferred
  stock.........................................................    13,879          15,704          17,771

         For 1998, 1999 and 2000, the Company paid cash interest in the amount of $35.3 million, $69.4 million and $94.1 million, respectively. The Company paid no Federal income taxes for 1998, 1999 and 2000, and amounts paid in these years for state income taxes were not significant.

12.      Acquisitions

         In April 1998, the Company acquired DTS, which held the rights to provide DIRECTV programming in certain rural areas of eleven states that was accounted for under the purchase method. Total consideration of the acquisition was $336.5 million, as corrected for the revision to the Company's purchase accounting for the acquisition (see Note 20). The total consideration consisted of 11.0 million shares of Pegasus' Class A common stock valued at $118.8 million, options and warrants to purchase a total of 448,000 shares of Class A common stock valued at $3.3 million, $158.9 million in net liabilities of DTS and $55.5 million in deferred income tax liabilities, as revised. Total consideration reported for the acquisition before the revision to the purchase accounting was $363.9 million. Net deferred income taxes reported for the acquisition prior to the revision to the purchase accounting were $82.9 million. DTS was merged with and into a subsidiary of the Company in January 2000.


         In 1998, the Company acquired 26 other independent DIRECTV providers along with the rights to provide DIRECTV programming in certain rural areas of the United States and related assets that were accounted for under the purchase method. Total consideration was $132.1 million, consisting of $109.3 million in cash, 75,000 shares of Pegasus' Class A common stock valued at $900,000, warrants to purchase a total of 50,000 shares of Class A common stock valued at $222,000, $20.4 million in promissory notes and $1.3 million in assumed net liabilities.

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


12.  Acquisitions (continued)

         In 1999, the Company acquired 15 independent DIRECTV providers along with the rights to provide DIRECTV programming in certain rural areas of the United States and related assets that were accounted for under the purchase method. Total consideration was $79.5 million, consisting of $64.6 million in cash, 25,000 shares of Pegasus Class A common stock valued at $550,000, warrants to purchase a total of 50,000 shares of common stock valued at $814,000, $6.5 million in promissory notes, $6.7 million in accrued expenses and $365,000 in assumed net liabilities.

         Effective March 31, 1999, the Company purchased a cable system serving Aguadilla, Puerto Rico and neighboring communities for $42.1 million in cash. This system was sold in September 2000 (see Note 13).

         On May 5, 2000, the Company acquired GSH and merged it with one of the Company's subsidiaries in a transaction accounted for as a purchase. GSH through its subsidiaries holds the rights to provide DIRECTV programming in various rural areas of 24 states. The stockholders of GSH exchanged all of their outstanding capital stock for approximately 12.2 million shares of Pegasus' Class A common stock valued at $578.6 million and options to purchase approximately 724,000 shares of Pegasus' Class A common stock. As a consequence of this exchange, GSH became a direct wholly owned subsidiary of the Company valued at $33.2 million. The total consideration for the GSH acquisition was $1.2 billion, as corrected for the revision to the Company's purchase accounting for the acquisition (see Note 20). Prior to the revision to the purchase accounting, the total consideration reported was $1.5 billion. This revised merger consideration included $293.7 million of GSH consolidated net liabilities, including a deferred income tax asset of $89.3 million, as revised, principally for cumulative consolidated income tax net operating loss carryforwards existing at the acquisition date. Also included in the consideration was a deferred income tax liability of $421.3 million, as revised, principally for the excess of the book basis over the income tax basis of the revised amount of DBS rights assets existing at the acquisition date. The revised amount allocated to the DBS rights in the merger was $1.0 billion, net of $94.1 million for the effect of the Company's consolidated deferred income tax valuation allowances no longer required in association with the merger. Prior to the revision to the purchase accounting, a net deferred income tax liability of $489.5 million associated with the acquisition had been reported. Of the total acquisition cost, $1.0 billion, as revised, was allocated to DBS rights assets. The Company amortizes DBS rights assets on a straight-line basis over 10 years. The Company's results of operations include the operations of GSH from the date of acquisition.

         During 2000, the Company completed 19 other acquisitions of independent providers of DIRECTV. These acquisitions principally consisted of the rights to provide DIRECTV programming in various rural areas of the United States. The total consideration for these acquisitions of $232.6 million consisted of cash of $131.6 million, 905,000 shares of Pegasus' Class A common stock valued at $40.8 million, 22,500 shares of Pegasus' Series D preferred stock valued at $22.5 million, 10,000 shares of Pegasus' Series E preferred stock valued at $10.0 million, warrants to purchase 4,000 shares of Class A common stock valued at $192,000, a deferred tax liability incurred of $24.4 million, $200,000 in promissory notes and $2.9 million in assumed net liabilities. These acquisitions were accounted for by the purchase method, wherein substantially all of the total

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)


12.   Acquisitions (continued)

consideration for these acquisitions was allocated to DBS rights. The DBS rights are being amortized on a straight-line basis over 10 years. The Company's results of operations include the operations of these acquisitions from their respective effective dates of acquisition.


         Following is unaudited pro forma financial information that presents the Company's consolidated results of operations as if the acquisitions in 2000 had occurred at the beginning of the periods presented. This unaudited pro forma financial information is presented for comparative purposes only and does not necessarily reflect the results of operations of the Company had the acquisitions occurred on the dates indicated nor results that may occur in the future.


                                                                           Year Ended
            (in thousands, except per share amounts)                  1999             2000
                                                                  -------------    -------------
Net revenues ...................................................    $ 500,853        $ 688,638
Loss before extraordinary items.................................     (396,957)        (212,578)
Net loss .......................................................     (403,135)        (218,332)
Loss before extraordinary items per common share................        (8.13)           (4.69)
Net loss applicable to common shares per common share...........        (8.25)           (4.80)

         Minority interest at December 31, 2000 represents a partnership interest in GSS. A separate minority interest that existed at December 31, 1999 was acquired by the Company in 2000.

13.      Discontinued Operations

         Discontinued operations on the statements of operations and comprehensive loss represent PM&C's cable operations. The assets, liabilities and cash flows associated with the discontinued cable operations have not been segregated in the balance sheets and statements of cash flows. The Company completely exited the cable business with the sale of the Puerto Rico operations, as discussed below.

         Effective July 1, 1998, the Company sold substantially all the assets of its cable systems located in Connecticut and Massachusetts for $30.1 million in cash and recognized a gain on the transaction of $15.3 million, net of income tax of $9.4 million.

         On September 15, 2000, PM&C sold to an unrelated third party its interests in the assets of its entire cable operations in Puerto Rico. The sale price was $170.0 million in cash. Cash proceeds received at closing, after adjustment for transaction costs paid at that time and $3.0 million placed in escrow, were $161.5 million. The gain on the sale was $59.4 million, net of currently payable Puerto Rico capital gains and withholding taxes of $28.0 million. The net amount of assets and liabilities associated with the sale was $80.5 million and $1.2 million, respectively. The net assets primarily consisted of net property, plant and equipment of $19.1 million and net intangibles associated with prior acquisitions amounting to $60.9 million. Escrow remaining after satisfaction of valid claims of indemnification, if any, made by the buyer pursuant to the asset purchase agreement will be released to the Company. Net revenues from discontinued operations were $13.8 million, $21.2 million and $18.1 million for 1998, 1999 and 2000, respectively.

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

14.      Financial Instruments

         The carrying and fair values of the Company's debt and redeemable preferred stock at December 31, 1999 and 2000 were as follows (in thousands):

                                                        1999                            2000
                                            -----------------------------   -----------------------------
                                              Carrying          Fair          Carrying           Fair
                                                 Value          Value          Value            Value
                                            -------------    ------------   -------------  --------------
       Debt............................        $684,414       $707,988       $1,182,858      $1,171,976
       Redeemable preferred stock......         142,734        149,440          490,646         461,376

         The fair values of publicly-held debt and Series A preferred stock were estimated based on quoted market prices for each individual security. The fair values of nonpublicly-held preferred stock were estimated based on a Black-Scholes computation. The carrying value of debt outstanding under the Company's credit facilities approximates fair value because the outstanding amounts are subject to short-term variable rates of interest and the rates in effect at December 31, 1999 and 2000 approximate the market rates available at each date. The carrying value of other financial instruments equals or approximates fair value.

         The Company is party to interest rate swap and interest rate cap contracts to manage its interest rate exposure. These instruments were entered into as a condition of the Company's credit facilities. The principal object of these contracts is to minimize the risks and/or costs associated with the Company's variable rate debt incurred under the credit facilities. No carrying value is attributed to these instruments. The notional amounts of the swaps and caps are used to measure interest to be paid or received. Net cash paid or received on the instruments is recognized as an adjustment to interest expense over the related market interest rate setting period. The parties to these swaps and caps are major financial institutions. The Company is exposed to credit loss in the event of nonperformance by these institutions, however, the Company does not anticipate their nonperformance.

         There are two interest rate swaps, each with a different financial institution. Both swaps were entered into in March 2000 and both terminate in March 2003. One contract is for a notional amount of $35.0 million and has a fixed rate of interest of 7.195%. The other contract is for a notional amount of $37.1 million and has a fixed rate of interest of 7.18%. The variable rate of interest under both contracts is marked to the 6 month LIBOR rate in effect at each interest exchange date. The exchange of interest is quarterly under one contract and semi-annual under the other. With the interest rate swaps, variable interest is exchanged for fixed interest. The Company owes interest to the contracting institutions when the specified market rate is below the contracted fixed rate and receives interest from them when the specified market rate is above the contracted fixed rate.

         There are two interest rate caps, each with a different financial institution. Both caps were entered into in March 2000 and both terminate in March 2003. One contract has a notional amount of $33.9 million and the other $34.0 million. For both contracts, the cap rate is 9.0% and payment is determined quarterly based on the 3 month LIBOR rate in effect on payment determination date. Under the interest rate caps, the Company receives interest from the contracting institutions when the specified market rate is above the cap rate.

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

14.      Financial Instruments (continued)

         Amounts received and paid and related adjustments to interest expense associated with the swaps and caps were not significant in 2000. Fair values of the swaps and caps are estimated based on the amount that the Company would receive or pay to terminate the contracts. At December 31, 2000, the Company would have paid $1.6 million to terminate the swaps and would have received $14,000 to terminate the caps, as determined by the contracting financial institutions.

15.      Warrants

         Warrants to purchase 2.0 million shares at an exercise price per share of $45.00 that expire in 2010 issued in the investment in PMC as discussed in
Note 5 were outstanding at December 31, 2000. Other warrants issued in 2000 were not significant.

         Warrants issued prior to 1999 to purchase 157,958 shares at $7.50 per share and 93,316 shares at $7.32 per share were outstanding at December 31, 2000. These warrants expire in 2007. Shares exercised under these warrants in 2000 were 124,310 at $7.50 per share and 9,796 at $7.32 per share. Other warrants exercised during 2000 and no longer outstanding were 567,938 shares at $5.91 per share, 50,000 shares at $12.09 per share and 20,000 shares at $12.13 per share.

16.      Employee Benefit Plans

         Pegasus has a stock option plan in which options are issued that are exercisable into its Class A common stock. Pegasus also has a restricted stock plan under which is issued restricted stock in and stock options that are exercisable into its Class A common stock.

Stock Option Plan:

         The stock option plan provides for the granting of nonqualified and qualified options to purchase a maximum of 6.0 million shares, as amended in March 2000. Participants in the plan are eligible employees, executive officers and non-employee directors of the Company. The maximum number of options that an individual may receive over the term of the plan is 2.0 million, as amended in March 2000. The plan and individual maximums are subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus. The plan terminates in September 2006. The plan provides that generally the exercise price of options granted is no less than the fair value of the common stock underlying the options at the date the options are granted. Options granted have a term no greater than 10 years from the date of grant. Options vest and become exercisable in accordance with a schedule determined at the time the option is granted.

One time grants of 100 options made to nonexecutive employees upon becoming full time employees are generally exercisable one year after becoming a full time employee. Beginning December 2000, part time employees receive one time grants of 50 options upon hire. Exercisable options may be exercised any time up to the expiration or termination of the option. Outstanding options become exercisable immediately in the event of a change in control.

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

16.      Employee Benefit Plans (continued)

Restricted Stock Plan:

         The restricted stock plan provides for the granting of four types of restricted stock awards, and for certain types of restricted stock awards, the ability to elect to receive stock options representing a maximum of 1.5 million shares, as amended in March 2000, of Pegasus' Class A common stock. Participants in the plan are eligible employees and executive officers of the Company. The maximum number of options that an individual may elect to receive in any one year under the plan is 100,000. The maximum number of shares and options available annually is subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus. The plan terminates in September 2006. Restricted stock received under the plan generally vests over a four-year period, except for special recognition awards that are fully vested on the date of grant, and are fully vested for employees who have four years of service with the Company. Recipients of restricted stock awards do not pay for any portion of the stock received. The plan provides that generally the exercise price of options granted is no less than the fair value of the common stock underlying the options at the date the options are granted. Options granted have a term no greater than 10 years from the date of grant. Options vest and become exercisable ratably from two to four years based upon an employee's years of service with the Company and are fully vested for participants that have at least four years of service with the Company at the date of grant. At December 31, 1999 and 2000, 367,252 and 386,834 shares, respectively, of Pegasus' restricted Class A common stock had been granted under the plan. The expense for the restricted stock issued under the plan amounted to $763,000, $819,000 and $860,000 in 1998, 1999 and 2000, respectively.

Stock Options Issued under the Stock Option and Restricted Stock Plans:

         Certain stock options aggregating 887,000 were granted in 2000 in which the exercise price was less than the fair market value of the common stock underlying the options. Of these options, 724,000 valued at $33.2 million were issued in the acquisition of GSH and allocated to the cost of the acquisition, and 163,000 valued at $3.5 million was recognized as compensation expense in 2000.

         The following table summarizes information about the Company's stock options outstanding at December 31, 2000.

                                                             Weighted
                                              Weighted        Average                              Weighted
                         Outstanding at       Average        Remaining       Exercisable at         Average
      Range of            December 31,        Exercise      Contractual       December 31,         Exercise
  Exercise Prices             2000             Price            Life              2000               Price
---------------------    ----------------   -------------   -------------    ---------------   ------------------
     $0 -  15.99          1,083,900            $8.73          6.9 yrs           894,074                $9.10
  16.00 -  30.99          1,311,850            20.59          8.9               308,850                19.96
  31.00 -  46.99            856,370            40.45          9.0               211,042                40.36
  47.00 -  61.99             34,888            49.96          9.2                 2,502                48.88
  62.00 -  77.99              8,000            68.73          9.2                     -                    -
                         ----------                                          ----------
       Total              3,295,008            22.29          8.3             1,416,468                16.20
                         ==========                                           ==========

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

16.      Employee Benefit Plans (continued)

         The following table summarizes stock option activity over the past three years.

                                                                    Weighted
                                                    Number of        Average
                                                     Shares       Exercise Price
                                                  -----------    ---------------
     Outstanding at January 1, 1998..............     446,770        $  5.53
     Granted.....................................     837,684          10.62
                                                   ----------
     Outstanding at December 31, 1998............   1,284,454           8.85
     Granted.....................................   1,594,692          27.79
     Exercised...................................    (167,154)          9.50
     Canceled or expired.........................     (77,334)         18.55
                                                   ----------
     Outstanding at December 31, 1999............   2,634,658          19.99
     Granted.....................................   1,942,410          16.45
     Exercised...................................    (835,217)          1.69
     Canceled or expired.........................    (446,843)         19.36
                                                   ----------
     Outstanding at December 31, 2000............   3,295,008          22.29
                                                   ==========

     Options exercisable at December 31, 1998....     287,456           7.55
     Options exercisable at December 31, 1999....     669,614           9.99

         If the fair value method of valuing stock options had been used, estimated pro forma net losses for 1998, 1999 and 2000 would have been $94.7 million, $205.2 million and $207.4 million, respectively. Estimated pro forma net losses per basic and diluted common share for 1998, 1999 and 2000 would have been $3.38, $5.44 and $4.16, respectively. The estimated weighted average fair value of options granted would have been $5.60, $13.37 and $30.68 for 1998, 1999 and 2000, respectively.

         The fair value of options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1999 and 2000.

                                            1998           1999          2000
                                         ----------     ----------    ----------
Risk-free interest rate...........       5.11%          5.56%         6.07%
Dividend yield....................       0.00%          0.00%         0.00%
Volatility factor.................       47.9%          53.6%         52.3%
Weighted average expected life....        4.5 years      4.4 years     5.6 years

401(k) Plans:

         The Company has two 401(k) plans. The plan that covers employees in the United States is the principal plan, and the following disclosures pertain to this plan. A plan for employees in Puerto Rico is not material. Substantially all Company employees that have completed at least one full calendar month of service, as amended October 2000, with the Company are eligible to participate. Participants may make annual salary deferral contributions of 2% to 15%, as amended October 2000, subject to dollar limitations imposed by existing tax laws. Company contributions to the plan are allocable to each participant's account. Company contributions are made in the form of Pegasus' Class A common stock, or in cash used to purchase Pegasus' Class A common stock. The Company has authorized and reserved for issuance up to 410,000 shares, as amended June 2000, of Class A common stock in connection with

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

16.      Employee Benefit Plans (continued)

the plan. Company contributions to the plan are subject to limitations under applicable laws and regulations. All employee contributions to the plan are fully vested at all times and all Company contributions, if any, vest ratably from two to four years of service, except that Company contributions are fully vested for participants that have at least four years of service with the Company at the date of the contribution. The expense for these plans was $689,000, $1.2 million and $1.4 million in 1998, 1999 and 2000, respectively.

17.      Commitments and Contingent Liabilities

Legal Matters:

         DIRECTV, Inc. Litigation
         ------------------------

         Pegasus is an affiliate of the National Rural Telecommunications Cooperative ("NRTC"). The NRTC is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pegasus' ability to distribute DIRECTV programming services is dependent upon agreements between the NRTC and Hughes Electronics Corporation and between Pegasus and the NRTC.

         The NRTC

         On June 3, 1999, the NRTC filed a lawsuit in federal court against DIRECTV seeking a court order to enforce the NRTC's contractual rights to obtain from DIRECTV certain premium programming formerly distributed by United States Satellite Broadcasting Company, Inc. for exclusive distribution by the NRTC's members and affiliates in their rural markets. The NRTC also sought a temporary restraining order preventing DIRECTV from marketing the premium programming in such markets and requiring DIRECTV to provide the NRTC with the premium programming for exclusive distribution in those areas. The court, in an order dated June 17, 1999, denied the NRTC a preliminary injunction on such matters, without deciding the underlying claims.

         On July 22, 1999, DIRECTV responded to the NRTC's continuing lawsuit by rejecting the NRTC's claims to exclusive distribution rights and by filing a counterclaim seeking judicial clarification of certain provisions of DIRECTV's contract with the NRTC. As part of the counterclaim, DIRECTV is seeking a declaratory judgment that the term of the NRTC's agreement with DIRECTV is measured only by the orbital life of DBS-1, the first DIRECTV satellite launched, and not by the orbital lives of the other DIRECTV satellites at the 101(degree)W orbital location. According to DIRECTV, DBS-1 suffered a failure of its primary control processor in July 1998 and since that time has been operating normally using a spare control processor. While the NRTC has a right of first refusal to receive certain services from any successor DIRECTV satellite, the scope and terms of this right of first refusal are also being disputed in the litigation, as discussed below. This right is not expressly provided for in the agreements with the NRTC.

         On September 9, 1999, the NRTC filed a response to DIRECTV's counterclaim contesting DIRECTV's interpretations of the end of term and right of first refusal provisions. On December 29, 1999, DIRECTV filed a motion for partial summary judgment. The motion sought a court order that the

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

17.      Commitments and Contingent Liabilities (continued)

NRTC's right of first refusal, effective at the termination of DIRECTV's contract with the NRTC, does not include programming services and is limited to 20 program channels of transponder capacity. On January 31, 2001, the court issued an order denying DIRECTV's motion in its entirety for partial summary judgment relating to the right of first refusal.

         If DIRECTV were to prevail on its counterclaim, any failure of DBS-1 could have a material adverse effect on the DIRECTV rights. Pegasus has been informed that DIRECTV may amend its counterclaim to file additional claims against the NRTC.

         On August 26, 1999, the NRTC filed a separate lawsuit in federal court against DIRECTV claiming that DIRECTV had failed to provide to the NRTC its share of launch fees and other benefits that DIRECTV and its affiliates have received relating to programming and other services. On November 15, 1999, the court granted a motion by DIRECTV and dismissed the portion of this lawsuit asserting tort claims, but left in place the remaining claims asserted by the NRTC.

         Both of the NRTC's lawsuits against DIRECTV have been consolidated. A trial date of February 25, 2002 has been set for these lawsuits and two additional lawsuits against DIRECTV discussed below.

         Pegasus Satellite and GSS

         On January 10, 2000, Pegasus and GSS filed a class action lawsuit in federal court in Los Angeles against DIRECTV as representatives of a proposed class that would include all members and affiliates of the NRTC that are distributors of DIRECTV. The complaint contained causes of action for various torts, common law counts and declaratory relief based on DIRECTV's failure to provide the NRTC with certain premium programming, and on DIRECTV's position with respect to launch fees and other benefits, term and right of first refusal. The complaint sought monetary damages and a court order regarding the rights of the NRTC and its members and affiliates.

         On February 10, 2000, Pegasus and GSS filed an amended complaint which added new tort claims against DIRECTV for interference with their relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. The class action allegations Pegasus and GSS previously filed were later withdrawn to allow a new class action to be filed on behalf of the members and affiliates of the NRTC. The new class action was filed on February 27, 2000.

         On December 10, 2000, the court rejected in its entirety DIRECTV's motion to dismiss certain of the claims asserted by Pegasus, GSS and the putative class. On January 31, 2001, the court denied in its entirety a motion for summary judgment filed by DIRECTV relating to the right of first refusal. The court also certified the plaintiff's class on December 28, 2000.

         On March 9, 2001, DIRECTV filed a counterclaim against Pegasus and GSS, as well as the class members. In the counterclaim, DIRECTV seeks two claims for relief: a declaratory judgement that Pegasus has no right of first refusal in the agreements with the NRTC to have DIRECTV provide any services after the expiration of the term of these agreements; and an order that DBS-1 is the satellite (and the only satellite) that measures the term of the agreements with the NRTC. Pegasus has been informed by DIRECTV that it intends to file a motion for summary judgment on both of those claims.

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

17.      Commitments and Contingent Liabilities

         All four lawsuits discussed above, including both lawsuits brought by the NRTC, the class action and Pegasus' and GSS' lawsuit, are pending before the same judge. The court has set a trial date of February 25, 2002 for all four of these actions.

         The outcome of this litigation could have a material adverse effect on Pegasus' direct broadcast satellite business. Pegasus' revenue and financial performance would be adversely affected if Pegasus were unable to continue offering DIRECTV products.

         Patent Infringement Lawsuit
         ---------------------------

         On December 4, 2000, PDC and PMC filed a patent infringement lawsuit in the United States District Court of Delaware against DIRECTV, Hughes Electronics Corporation, Thomson Consumer Electronics and Philips Electronics North America Corporation. Pegasus and PMC are seeking injunctive relief and monetary damages for the defendants' alleged patent infringement and unauthorized manufacture, use, sale, offer to sell and importation of products, services and systems that fall within the scope of PMC's portfolio of patented media and communications technologies, of which Pegasus is an exclusive licensee. The technologies covered by the exclusive license include services distributed to consumers using certain Ku band BSS frequencies and Ka band frequencies, including frequencies licensed to affiliates of Hughes and used by DIRECTV to provide services to its subscribers. Each of the defendants have filed answers to the lawsuit, denying all claims made by PMC and Pegasus. In addition, each of the defendants, other than Phillips Electronics, has requested a declaratory judgment seeking to have the patents Pegasus acquired from PMC declared not infringed, invalid and unenforceable. Phillips Electronics has requested a declaratory judgment to have the patents declared not infringed and invalid. DIRECTV also has filed a counterclaim against PDC alleging unfair competition under the federal Lanham Act. In a separate counterclaim, DIRECTV has alleged that PDC's and PMC's patent infringement lawsuit constitutes "abuse of process." Pegasus is unable to predict the possible effects of this litigation on its relationship with DIRECTV.

         From time to time Pegasus is involved with other claims that arise in the normal course of business. In the opinion of management, the ultimate liability with respect to these other claims and matters will not have a material adverse effect on the consolidated operations, liquidity, cash flows or financial position of Pegasus.

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

17.      Commitments and Contingent Liabilities (continued)

Commitments:

         Call Center Services

         The Company has an agreement with a provider of integrated marketing, information and transaction services to provide customer relationship management services that commenced in 1999. The initial term of the agreement ends in December 2004, and is subject to automatic renewal for successive three year terms unless either party provides notice of termination. The fees that the Company must pay vary based on the types of service provided, performance criteria and other costs incurred by the provider. The Company must pay minimum annual fees over the remaining initial term as follows (in thousands):

                                                    Annual
           Year                                  Minimum Fees
           ----                                  ------------
           2001.............................       $18,216
           2002.............................        20,250
           2003.............................        20,250
           2004.............................        20,250
                                                   -------
           Total minimum payments...........       $78,966
                                                   =======

Expense recognized under this agreement was $1.7 million and $22.3 million in 1999 and 2000, respectively.

         Communications  Services

         The Company has an agreement with a provider of telephone services that commenced in May 2000 and expires May 2003. The fees that the Company must pay vary based on usage type and volume. The Company must pay a minimum annual fee of $7.0 million over the term of the agreement. Expense recognized under this agreement in 2000 was $6.3 million.

         Program Rights

         The Company has agreements totaling $9.2 million at December 31, 2000 for film rights and programs that are not yet available for showing, and accordingly, are not recorded by the Company. At December 31, 2000, the Company has commitments for future program rights of $4.0 million, $2.7 million, $1.3 million and $53,000 in 2001, 2002, 2003 and 2004.

18.      Related Party Transactions

         The Company has an arrangement with W.W. Keen Butcher, certain entities controlled by him (the "KB Companies") and the owner of a minority interest in one of the KB Companies under which the Company agrees to provide and maintain collateral for up to $8.0 million in principal amount of bank loans to Mr. Butcher and the minority owner. Mr. Butcher is the stepfather of Marshall W. Pagon, the Company's President and Chief Executive Officer, and Nicholas A. Pagon, a former executive of Pegasus, and Marshall and Nicholas Pagon are brothers. Mr. Butcher and the minority owner must lend or contribute the proceeds of those bank loans to one or more of the KB Companies for the acquisition of

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

18.      Related Party Transactions (continued)

television broadcast stations to be operated by the Company pursuant to local marketing agreements. At December 31, 1999 and 2000, the Company had provided collateral of $2.4 million and $4.9 million pursuant to this arrangement, respectively, which is included as restricted cash on the Company's consolidated balance sheets.

         William P. Phoenix, a director of Pegasus since June 1998, is a managing director of CIBC World Markets Corporation ("CIBC"), a financial services firm. CIBC and its affiliates have provided various services to the Company over the last three years. Total fees and expenses incurred by the Company with respect to CIBC were $3.3 million, $940,000 and $4.4 million for 1998, 1999, and 2000, respectively.

         At December 31, 2000, Pegasus has a loan outstanding to Nicholas Pagon amounting to approximately $224,000 for principal and interest accrued on the loan. The loan matures in January 2004 and bears interest at 6% per annum. Principal and any accrued and unpaid interest are due at maturity. The loan is collateralized by shares of Pegasus Class A common stock.

19.      Industry Segments

         At December 31, 2000, the Company's only reportable segment was DBS. DBS provides multi-channel digital broadcast satellite programming of DIRECTV in rural areas of the United States on a subscription basis. The Broadcast segment which had been a reportable segment in 1998 and 1999 was not one at December 31, 2000, and the Company believes that it will not be a reportable segment in the future. Accordingly, segment information for Broadcast for 1998, 1999 and 2000 has been aggregated with the Company's other operations. Performance of DBS is evaluated based on pre-marketing cash flow and location cash flow. Pre-marketing cash flow is revenues less programming, technical, general and administrative expenses. Location cash flow is pre-marketing cash flow less marketing and selling expenses. Pre-marketing and location cash flows are not, and should not be considered, alternatives to income from operations, net income, net cash provided by operating activities or any other measure for determining our operating performance or liquidity, as determined under generally accepted accounting principles. Information on DBS' revenue and measure of profit/loss is as presented on the statements of operations and comprehensive loss. DBS derived all of its revenues from external customers for each period presented therein. Capital expenditures for DBS were $2.0 million, $3.6 million and $19.1 million for 1998, 1999 and 2000, respectively. Capital expenditures for all other operations were $10.4 million, $11.2 million and $26.3 million for 1998, 1999 and 2000, respectively. Identifiable total assets, as revised (see Notes 2, 12 and 20) for DBS were $705.7 million and $2.3 billion at December 31, 1999 and 2000, respectively. Identifiable total assets for all other operations were $243.4 million and $624.5 million at December 31, 1999 and 2000, respectively.

20. Quarterly (Unaudited) and Year Ended Financial Information as Reported and Restated

         As discussed in Note 2, at year end 2000, the Company corrected the purchase accounting and allocations of the purchase consideration in the acquisitions of GSH and the 1998 acquisition of DTS. Because of the magnitude of these revisions, the Company is restating affected financial information previously reported for each quarter ended within 1999 and 2000 and for the years ended 1998 and 1999. These restatements are presented below.

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

20. Quarterly (Unaudited) and Year Ended Financial Information as Reported and Restated (continued)

      Following is unaudited quarterly statement of operations information for each quarter ended within 1999 and 2000. The information required to be reported in this quarterly summary is net revenues, loss from operations, loss before extraordinary items and on a per share basis and net loss applicable to common shares and on a per share basis. This information is presented as previously reported and as restated for the effects of the purchase accounting revisions referred to above. The Company has also revised its calculation of per share amounts to include the deemed dividend on the Series B and Series D preferred stock issued in the first quarter of 2000. The effect of the revision for the quarter ended March 31, 2000 was to increase the reported net loss applicable to common shares by $5.5 million and to increase the as reported per share amount by $0.14. In addition to these items, the Company is presenting other items previously reported within each quarter of 1999 and 2000 that are affected by and being restated for the above revisions.

                                                                       Quarter Ended (unaudited)
                                                   March 31,         June 30,         September 30,        December 31,
(in thousands, except per share amounts)             2000              2000               2000                 2000
                                                   ---------         --------         -------------        ------------
Net revenues, as reported.....................     $103,995         $143,683            $168,301             $201,529
DBS depreciation and amortization Expense:
   As reported................................       22,450           50,527              68,719
   As restated................................       20,274           44,045              60,084
Loss from operations:
   As reported................................      (24,809)         (46,547)            (81,502)             (73,397)
   As restated................................      (22,633)         (40,065)            (72,867)
Benefit for income taxes:
   As reported................................       (3,806)         (11,473)            (14,743)
   As restated................................            -          (25,485)            (39,293)
 Discontinued operations:
   As reported................................          491              163              59,946
   As restated................................          304              101              59,726
Loss before extraordinary items:
   As reported................................      (38,449)         (62,161)            (36,435)             (67,803)
   As restated................................      (40,266)         (41,729)             (3,470)
Extraordinary items:
   As reported................................       (9,280)
   As restated................................       (5,754)
Net loss applicable to common shares:
   As reported................................      (52,510)         (72,336)            (46,521)             (78,304)
   As restated................................      (56,338)         (51,904)            (13,556)
Basic and diluted per common share amounts:
Loss before extraordinary items,
  including deemed dividends, preferred
  stock dividends and accretion:
   As reported................................        (1.07)           (1.48)              (0.85)               (1.42)
   As restated................................        (1.25)           (1.06)              (0.25)
Net loss applicable to common shares,
  including deemed dividends, preferred
  stock dividends and accretion:
   As reported................................        (1.30)           (1.48)              (0.85)               (1.42)
   As restated................................        (1.43)           (1.06)              (0.25)

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

20. Quarterly (Unaudited) and Year Ended Financial Information as Reported and Restated (continued)

         Per common share amounts for the quarter ended March 31, 2000 and each quarter ended in 1999 in the following table reflect the two-for-one stock split effected in May 2000. In the quarter ended September 30, 2000, the Company recognized a gain on the sale of its Puerto Rico cable operations of $59.4 million, net of applicable taxes of $28.0 million. As a result of the revisions to the purchase accounting applied to the DTS and GSH acquisitions indicated above, amortization expense for DBS rights was reduced by $8.6 million and an income tax benefit of $14.9 million was recognized in the quarter ended December 31, 2000.

                                                                       Quarter Ended (unaudited)
                                                   March 31,         June 30,         September 30,        December 31,
(in thousands, except per share amounts)             1999              1999               1999                 1999
                                                   --------------------------------------------------------------------
Net revenues, as reported.....................      $66,285          $73,740             $84,668              $98,075

DBS depreciation and amortization expense:
   As reported................................       21,452           20,481              20,401               20,410
   As restated................................       19,975           19,003              18,924               18,933
Loss from operations:
   As reported................................      (27,218)         (30,545)            (39,790)             (28,354)
   As restated................................      (25,741)         (29,067)            (38,313)             (26,876)
(Benefit) expense for income taxes:
   As reported................................         (443)            (572)             (3,016)              (4,861)
   As restated................................          118              (10)                387                    1
Loss before extraordinary items:
   As reported................................      (41,878)         (44,624)            (52,127)             (40,006)
   As restated................................      (40,962)         (43,708)            (54,053)             (43,391)
Net loss applicable to common shares:
   As reported................................      (45,925)         (48,672)            (56,432)             (50,490)
   As restated................................      (45,009)         (47,756)            (58,358)             (53,875)

Basic and diluted per common share amounts:
Loss before extraordinary items:
   As reported................................        (1.40)           (1.24)              (1.43)               (1.12)
   As restated................................        (1.38)           (1.22)              (1.48)               (1.21)
Net loss applicable to common shares:
   As reported................................        (1.40)           (1.24)              (1.43)               (1.28)
   As restated................................        (1.38)           (1.22)              (1.48)               (1.36)

         In the fourth quarter of 1999, the Company had an extraordinary loss of $6.2 million in connection with the DTS notes that were exchanged for Pegasus notes.

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

20. Quarterly (Unaudited) and Year Ended Financial Information as Reported and Restated (continued)

         Following is year ended statement of operations information for 1998 and 1999 as previously reported and restated for the purchase accounting revisions. Per common share amounts reflect the two-for-one stock split effected in May 2000.

                                                          Year Ended
                                                 December 31,     December 31,
(in thousands, except per share amounts)             1998             1999
                                                -------------      -----------
DBS depreciation and amortization expense:
   As reported................................     $59,077          $82,744
   As restated................................      55,138           76,835
Loss from operations:
   As reported................................     (62,819)        (125,906)
   As restated................................     (58,880)        (119,997)
(Benefit) expense for income taxes:
   As reported................................        (901)          (8,892)
   As restated................................     (37,051)             496
Discontinued operations:
   As reported................................      25,774            2,128
   As restated................................      15,980            2,128
Loss before extraordinary items:
   As reported................................     (79,117)        (178,635)
   As restated................................     (48,822)        (182,114)
Net loss applicable to common shares:
   As reported................................     (93,881)        (201,519)
   As restated................................     (63,586)        (204,998)
Basic and diluted per common share amounts:
Loss before extraordinary items:
   As reported................................       (3.32)           (5.18)
   As restated................................       (2.25)           (5.27)
Net loss applicable to common shares:
   As reported................................       (3.32)           (5.34)
   As restated................................       (2.25)           (5.43)

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

20. Quarterly (Unaudited) and Year Ended Financial Information as Reported and Restated (continued)

         Following is balance sheet information for each quarter ended in 1999 and 2000 as previously reported and restated for the purchase accounting revisions.

                                                         Quarter Ended (unaudited)
                                              March 31,         June 30,         September 30,
                     (in thousands)             2000              2000               2000
                                              ---------         --------         -------------
Intangible assets, net:

  As reported.............................    $850,956        $2,292,982          $2,253,818

  As restated.............................     792,610         2,010,663           1,980,135

Noncurrent deferred income tax assets:

  As reported.............................      20,739            34,048              23,876

  As restated.............................           -                 -                   -

Net noncurrent deferred income tax
  liabilities:

  As reported.............................     104,806           596,605             571,596


  As restated.............................         536           234,558             195,172

Redeemable preferred stocks:

   As reported............................     185,722           190,642             195,853

   As restated............................     476,144           481,064             486,275

Total stockholders' equity:

  As reported.............................     313,442           863,918             811,605

  As restated.............................      48,206           619,176             600,048

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

20. Quarterly (Unaudited) and Year Ended Information as Reported and Restated (continued)

                                                                 Quarter Ended (unaudited)
                                              March 31,       June 30,         September 30,     December 31,
                      (in thousands)            1999            1999               1999              1999
                                              ---------       --------         -------------     ------------
Intangible assets, net:

   As reported............................    $772,821       $780,240            $771,972          $760,637

   As restated............................     735,802        744,698             737,907           704,219

Noncurrent deferred income tax assets:

   As reported............................       7,157          5,216               6,160            30,371

   As restated............................           -              -                   -                 -

Net noncurrent deferred income tax
   liabilities:

   As reported............................      77,580         75,723              73,236            90,310

   As restated............................       2,193          2,838               2,810                 -

Total stockholders' equity (deficit):

   As reported............................      87,106         41,715             (13,658)          (63,127)

   As restated............................     118,317         73,842              16,543           (36,311)

         Intangible assets, net at December 31, 1999 have been further adjusted to exclude net deferred financing costs of $23.8 million to conform to the current reporting of this amount at December 31, 2000.

21.      Subsequent Events

         On February 22, 2001, a corporate reorganization was effected in which a new publicly-held parent holding company was formed with the name Pegasus Communications Corporation. Pegasus became a direct wholly-owned subsidiary of this new parent company on the reorganization date. The ownership interests and rights of Pegasus' common and preferred stockholders were automatically transferred into common and preferred stocks of the new parent company. The common and preferred stocks of the new parent company are identical in all terms, conditions and amounts outstanding as those of Pegasus' existing at the date of the reorganization. The Class A common stock of the new parent company trades on the NASDAQ National Market under the symbol "PGTV." All of Pegasus' capital stock existing at the date of the reorganization was converted into a new Class B common stock. Pegasus continues to be obligated under debt securities after the reorganization that were outstanding at the date of the reorganization. The new parent company will not be subject to the covenants and restrictions arising from Pegasus' debt and Series A preferred stock outstanding at the date of the reorganization. Pegasus

                   Pegasus Satellite Communications, Inc.
             Notes to Consolidated Financial Statements (Continued)

21.      Subsequent Events (continued)

continues to operate the existing DBS, Broadcast and broadband and TV centric Internet access businesses. Pegasus distributed its wholly-owned subsidiary PDC along with certain intellectual property and pending satellite license applications to the new parent company. Pegasus completed this reorganization to increase the flexibility of the new parent company to pursue new activities and initiatives through its direct subsidiaries. The reorganization was accounted for as a recapitalization in which the historical basis of assets and liabilities existing at the date of the reorganization did not change.

         Concurrently with the reorganization, Pegasus issued a new 12-3/4% Series A Cumulative Exchangeable Preferred Stock in exchange for the 12-3/4% Series A Cumulative Exchangeable Preferred Stock of the new parent company. By operation of applicable state corporate law, in conjunction with the reorganization the new parent company had assumed the Series A preferred stock of Pegasus that was outstanding at the date of the reorganization. The terms, conditions and amount outstanding for Pegasus' new Series A preferred stock are identical to that of the new parent company's Series A preferred stock exchanged and as well as to that of Pegasus' Series A preferred stock that had been outstanding at the date of the reorganization. The new parent company's Series A preferred stock surrendered in the exchange was cancelled.

                                    Annex C

                            GOLDEN SKY SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                          Page
                                                                                                          ----
Financial Statements:

   Reports of Independent Accountants                                                                     C-2

   Consolidated Balance Sheets as of December 31, 1999 and 2000                                           C-4

   Consolidated Statements of Operations for the years ended December 31, 1998 and 1999 and for the periods January 1 through May 5, 2000 and May 6 through
     December 31, 2000                                                                                    C-5

   Consolidated Statements of Stockholder's Equity (Deficit) for the years ended
     December 31, 1998 and 1999 and for the periods January 1 through May 5, 2000
     and May 6 through December 31, 2000                                                                  C-6

   Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1999 and for the periods January 1 through May 5, 2000 and May 6 through
     December 31, 2000                                                                                    C-7

   Notes to Consolidated Financial Statements                                                             C-8



                        Report of Independent Accountants


To the Board of Directors and Investors
of Golden Sky Systems, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page F-1, present fairly, in all material respects, the financial position of Golden Sky Systems, Inc. and its subsidiaries (the "Company") at December 31, 2000, and the results of their operations and their cash flows for the periods from January 1, 2000 to May 5, 2000 and from May 6, 2000 to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 31, 2000 listed in the index appearing under Item 14(a)(2) on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.





PricewaterhouseCoopers LLP


Philadelphia, PA
February 27, 2001

                        Report of Independent Accountants


Board of Directors and Investors
Golden Sky Systems, Inc.:


We have audited the accompanying consolidated balance sheet of Golden Sky Systems, Inc. as of December 31, 1999 and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 1999. In connection with our audits of these consolidated financial statements, we have also audited the financial statement schedule for each of the years in the two-year period ended December 31, 1999. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golden Sky Systems, Inc. as of December 31, 1999 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule for 1999 and 1998, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.





KPMG LLP
February 14, 2000
Kansas City, Missouri

                            Golden Sky Systems, Inc.
                           Consolidated Balance Sheets
                  (Dollars in thousands, except share amounts)

                                                                                         December 31,
                                                                                    1999               2000
                                                                                -------------    ---------------
                                       ASSETS

Current assets:
     Cash and cash equivalents                                                  $       3,236   |  $      31,481
     Restricted cash                                                                   23,731   |              -
     Accounts receivable, less allowance for doubtful accounts of                               |
       $973 and $1,000, respectively                                                    5,263   |         12,349
     Inventory                                                                          3,108   |              -
     Prepaid expenses and other                                                         1,652   |          1,418
     Deferred income taxes                                                                  -   |            380
                                                                                -------------   | ---------------
       Total current assets                                                            36,990   |         45,628
                                                                                                |
Property and equipment, net                                                             5,853   |          3,783
Intangible assets, net                                                                236,926   |      1,141,359
Deferred financing costs, net                                                           7,318   |          6,739
Deposits and other                                                                        260   |          3,907
                                                                                -------------   |  -------------
     Total assets                                                               $     287,347   |  $   1,201,416
                                                                                =============   | ==============

                          LIABILITIES AND EQUITY (DEFICIT)

Current liabilities:
     Current portion of long-term debt                                          $       3,248   |  $       1,970
     Accounts payable                                                                   8,089   |            214
     Accrued interest                                                                  11,659   |         11,233
     Accrued satellite programming, fees and commissions                               14,804   |         28,446
     Accrued expenses and other                                                           943   |          7,528
                                                                                -------------   |  -------------
       Total current liabilities                                                       38,743   |         49,391
                                                                                                |
Long-term debt                                                                        254,035   |        270,946
Net advances from affiliates                                                                -   |          5,674
Deferred income taxes                                                                       -   |        289,086
                                                                                -------------   |  -------------
     Total liabilities                                                                292,778   |        615,097
                                                                                -------------   |  -------------
                                                                                                |
Commitments and contingent liabilities (see Note 12)                                            |
                                                                                                |
Minority interest                                                                         936   |            911
                                                                                                |
Common stockholder's equity (deficit):                                                          |
     Common stock; $0.01 par value; 1,000 shares                                                |
       authorized, issued and outstanding                                                   -   |              -
     Additional paid-in capital                                                       193,145   |        879,966
     Accumulated deficit                                                             (199,512)  |       (294,558)
                                                                                -------------   |  -------------
       Total stockholder's equity (deficit)                                            (6,367)  |        585,408
                                                                                -------------   |  -------------
                                                                                                |
     Total liabilities and stockholder's equity (deficit)                       $     287,347   |  $   1,201,416
                                                                                =============   |  =============


           See accompanying notes to consolidated financial statements

                            Golden Sky Systems, Inc.
                      Consolidated Statements of Operations
                                 (In thousands)



                                                                                            2000
                                                         Year Ended           ---------------------------------
                                                        December 31,           January 1              May 6
                                                    1998           1999        to May 5          to December 31
                                                 -----------  -------------   -----------        --------------

Net revenues:
    DBS services                                 $    72,667   $    136,166   $    58,061     |    $    122,365
    Lease and other                                    1,014            640            85     |           7,058
                                                 -----------   ------------   -----------     |    ------------
      Total net revenues                              73,681        136,806        58,146     |         129,423
                                                                                              |
Operating expenses:                                                                           |
    Programming, technical, general and                                                       |
        administrative                                61,500        120,205        46,494     |          90,204
    Marketing and selling                             32,201         64,933         9,565     |          30,885
    Depreciation and amortization                     23,166         35,963        12,363     |          98,640
    Other expenses                                         -            154         1,839     |             428
                                                 -----------   ------------   -----------     |    ------------
                                                                                              |
      Loss from operations                           (43,186)       (84,449)      (12,115)    |         (90,734)
                                                                                              |
Interest expense                                     (20,537)       (32,441)      (11,162)    |         (23,080)
Interest income                                        1,573          2,393           291     |             447
Other non-operating expenses                               -           (402)       (1,513)    |            (419)
                                                 -----------   ------------   -----------     |    ------------
                                                                                              |
    Loss before income taxes and extraordinary                                                |
       items                                         (62,150)      (114,899)      (24,499)    |        (113,786)
                                                                                              |
Benefit for income taxes                                   -              -             -     |         (43,239)
                                                 -----------   ------------   -----------     |    ------------
                                                                                              |
    Loss before extraordinary items                  (62,150)      (114,899)      (24,499)    |         (70,547)
                                                                                              |
Extraordinary loss from extinguishment of debt        (2,577)        (2,935)            -     |               -
                                                 -----------   ------------   -----------     |    ------------
                                                                                              |
    Net loss                                     $   (64,727)  $   (117,834)   $  (24,499)    |     $   (70,547)
                                                 ===========   ============   ===========     |    ============



           See accompanying notes to consolidated financial statements

                            Golden Sky Systems, Inc.
            Consolidated Statements of Stockholder's Equity (Deficit)
                                 (In thousands)



                                                                  Common Stock
                                                               ----------------------    Additional                      Total
                                                                 Number        Par        Paid-In      Accumulated    Stockholder's
                                                                of Shares     Value       Capital        Deficit    Equity (Deficit)
                                                               --------------------------------------------------------------------
Balances at January 1, 1998                                          1      $    -      $ 87,400       $ (16,951)    $  70,449
  Contribution from Golden Sky Holdings, Inc.                        -           -        10,200               -        10,200
  Net loss                                                           -           -             -         (64,727)      (64,727)
                                                               -------      ------      --------       ---------     ---------
Balances at December 31, 1998                                        1           -        97,600         (81,678)       15,922

  Deferred compensation pursuant to issuance of Golden
      Sky Holdings, Inc. common stock options                        -           -           154               -           154
  Net loss                                                           -           -             -         (24,499)      (24,499)
  Contribution from Golden Sky DBS, Inc.                             -           -        95,391               -        95,391
                                                               -------      ------      --------       ---------     ---------
Balances at December 31, 1999                                        1           -       193,145        (199,512)       (6,367)

  Deferred compensation pursuant to issuance of Golden
      Sky Holdings, Inc. common stock options                        -           -           148               -           148
  Net loss                                                           -           -             -         (24,499)      (24,499)
                                                               -------      ------      --------       ---------     ---------
Balances at May 5, 2000                                              1           -       193,293        (224,011)      (30,718)

  Net push down effect of merger with Pegasus
      Satellite Communications                                       -           -       662,294               -       662,294
  Contributions from Pegasus Satellite Communications                -           -        24,379               -        24,379
  Net loss                                                           -           -             -         (70,547)      (70,547)
                                                               -------      ------      --------       ---------     ---------
Balances at December 31, 2000                                        1      $    -      $879,966       $(294,558)    $ 585,408
                                                               =======      ======      ========       =========     =========




           See accompanying notes to consolidated financial statements

                            Golden Sky Systems, Inc.
                      Consolidated Statements of Cash Flows
                                 (In thousands)


                                                                                                        2000
                                                                     Year Ended          -----------------------------------
                                                                    December 31,           January 1                May 6
                                                                1998           1999        to May 5            to December 31
                                                             ------------  -----------    ----------           ---------------

Cash flows from operating activities:
     Net loss                                                $  (64,727)     $(117,834)   $  (24,499)     |       $  (70,547)
     Adjustments to reconcile net loss                                                                    |
       to net cash used for operating activities:                                                         |
     Extraordinary loss on extinguishment of debt                 2,577          2,935             -      |                -
       Depreciation and amortization                             23,166         35,963        12,363      |           98,640
       Amortization of deferred financing costs and other           977          1,126           279      |            1,193
       Stock incentive compensation                                   -            154           148      |              402
       Bad debt expense                                           1,536          4,076         1,589      |            2,878
       Deferred income taxes                                          -              -             -      |          (43,239)
       Loss on disposal of assets                                     -              -           386      |              790
       Change in assets and liabilities:                                                                  |
         Accounts receivable                                     (5,423)        (3,429)         (748)     |          (10,449)
         Inventory                                               (8,049)         7,038           794      |            2,314
         Prepaid expenses and other                              (1,228)           207           775      |             (541)
         Accounts payable and accrued expenses                    4,360          8,018        (3,442)     |           15,558
         Accrued interest                                        10,223            650        (5,136)     |            4,710
         Deposits and other                                           -              -           151      |           (3,798)
                                                             ----------      ---------    ----------      |       ----------
     Net cash used for operating activities                     (36,588)       (61,096)      (17,340)     |           (2,089)
                                                             ----------      ---------    ----------      |       ----------
                                                                                                          |
Cash flows from investing activities:                                                                     |
        Acquisitions, net of cash acquired                     (104,487)       (36,778)       (1,509)     |                -
        Merger costs allocated to DBS rights                          -              -             -      |           (9,202)
        Capital expenditures                                     (3,317)        (3,452)         (209)     |           (1,424)
        Purchase of intangible assets                                 -              -             -      |           (4,297)
        Other                                                      (500)           112             -      |                -
                                                             ----------      ---------    ----------      |       ----------
     Net cash used for investing activities                    (108,304)       (40,118)       (1,718)     |          (14,923)
                                                             ----------      ---------    ----------      |       ----------
                                                                                                          |
Cash flows from financing activities:                                                                     |
        Proceeds from long-term debt                            189,150              -             -      |                -
        Repayments of long-term debt                             (3,675)        (8,846)       (2,907)     |           (1,000)
        Net borrowings (repayments) on bank credit                                                        |
          facilities                                              7,000        (15,000)        8,000      |           20,000
        Advances from affiliates                                      -              -             -      |            5,674
        Restricted cash                                         (51,617)        27,886        11,850      |           11,881
        Debt financing costs                                     (5,138)          (869)         (918)     |              195
        Capital lease payments                                        -             -           (203)     |             (257)
        Contributions from parent companies                           -         96,819             -      |           12,000
                                                             ----------      ---------    ----------      |       ----------
     Net cash provided by financing activities                  135,720         99,990        15,822      |           48,493
                                                             ----------      ---------    ----------      |       ----------
                                                                                                          |
Net increase (decrease) in cash and cash equivalents             (9,172)        (1,224)       (3,236)     |           31,481
Cash and cash equivalents, beginning of period                   13,632          4,460         3,236      |                -
                                                             ----------      ---------    ----------      |       ----------
                                                                                                          |
Cash and cash equivalents, end of period                     $    4,460      $   3,236    $        -      |       $   31,481
                                                             ==========      =========    ==========      |       ==========


           See accompanying notes to consolidated financial statements

                            GOLDEN SKY SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   The Company

         Golden Sky Systems, Inc. ("Golden Sky," or together with its subsidiaries, the "Company") provides direct broadcast satellite television ("DBS") services to subscribers in rural areas of 24 states. Prior to February 1999, Golden Sky was a direct wholly owned subsidiary of Golden Sky Holdings, Inc. ("GSH"). In February 1999, Golden Sky DBS ("GSDBS") was formed as a direct wholly owned subsidiary of GSH. At that time, GSH contributed Golden Sky to GSDBS in exchange for the common stock of GSDBS, thereby making Golden Sky a direct wholly owned subsidiary of GSDBS.

         On May 5, 2000, the Company became an indirect wholly owned subsidiary of Pegasus Satellite Communications, Inc. ("Pegasus Satellite"), formerly known as Pegasus Communications Corporation, through a merger of GSH and a subsidiary of Pegasus Satellite that was accounted for as a purchase. The stockholders of GSH exchanged all of their outstanding capital stock for 12.2 million shares of Pegasus Satellite's Class A common stock, valued at $578.6 million, and 724,000 options to purchase Pegasus Satellite's Class A common stock, valued at $33.2 million. All of the Class A common stock of Pegasus Satellite received by Golden Sky Holdings' stockholders at the time of the merger has automatically become, as part of a reorganization in which Pegasus Satellite adopted a new holding company structure, the Class A common stock of Pegasus Satellite's new holding company, Pegasus Communications Corporation. See Note 14 for more information regarding the reorganization.

         The total consideration of the merger was $1.2 billion, as revised (see below). As a result of Pegasus Satellite's use of the purchase method of accounting for the acquisition, the purchase price was pushed down to the Company's financial statements and allocated to its assets and liabilities, resulting in a new basis being assigned to them. The principal effect of the push down of the purchase price was an increase in the amount of the Company's DBS rights assets by $1.0 billion, as revised.

         At year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the acquisition. The revised merger consideration included $293.7 million of GSH consolidated net liabilities, including a deferred income tax asset of $89.3 million, as revised, principally for cumulative consolidated income tax net operating loss carryforwards existing at the acquisition date. Also included in the consideration was a deferred income tax liability of $421.3 million, as revised, principally for the excess of the book basis over the income tax basis of the revised amount of DBS rights assets existing at the acquisition date. The revised amount allocated to the DBS rights of $1.0 billion was net of $94.1 million for the push down effect of Pegasus Satellite's consolidated deferred income tax valuation allowances no longer required with the revised effects of the acquisition.

         The cumulative effect of the revised purchase accounting from the date of the acquisition to December 31, 2000 was: an increase in deferred income tax assets of $22.3 million, a reduction in the valuation allowance applied to deferred income tax assets of $73.6 million, a reduction in the amount of the purchase price allocated to DBS rights assets acquired of $251.7 million, a reduction in the accumulated amortization of DBS rights assets of $10.5 million, a reduction in deferred income tax liabilities of $64.2 million and a decrease in additional paid in capital of $94.1 million for the push down effect of Pegasus Satellite's consolidated valuation allowances no longer required in association with the acquisition. The effect of these revisions in the statement of operations for 2000 was a reduction of DBS rights amortization expense of $10.5 million and an increase in income tax benefits of $2.6 million. See Note 13.

         The consolidated debt of GSH became part of the consolidated debt of Pegasus Satellite at the date of the acquisition. As a result, the debt of GSH is included in Pegasus Satellite's balance sheet at December 31, 2000. Pegasus Satellite does not guarantee or otherwise have any liability for GSH's indebtedness or any other liability of GSH or its subsidiaries. GSH does not guarantee or otherwise have any liability for any indebtedness or other liability of Pegasus Satellite or any of Pegasus Satellite's subsidiaries.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


2.   Summary of Significant Accounting Policies

Basis of Presentation:

         The financial statements include the accounts of Golden Sky and its subsidiaries on a consolidated basis. All intercompany transactions and balances have been eliminated. Minority interest represents the cumulative earnings and losses, after capital contributions, attributable to minority partners and stockholders. Certain amounts for 1998 and 1999 have been reclassified for comparative purposes.

         As a result of the merger with Pegasus Satellite and Pegasus Satellite's use of the purchase method of accounting for the GSH acquisition, Pegasus Satellite's purchase price for GSH was pushed down to the Company's financial statements and allocated to the affected assets and liabilities, resulting in a new basis being assigned to them. The push down of the purchase price increased the value of the Company's DBS rights assets by $1.0 billion, as corrected for the revision described above. As a consequence of this push down accounting, the Company's results of operations and cash flows after the merger are not comparable with those prior to the merger, and these have been segregated in the respective financial statements. The period preceding the merger of January 1 through May 5, 2000 and the period after the merger of May 6 through December 31, 2000 have been combined to arrive at the Company's results of operations and cash flows for 2000.

         The Company's overall business is its only segment and its operations are managed on the same basis as that presented in the financial statements contained herein.

Use of Estimates in the Preparation of Financial Statements:

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingencies. Actual results could differ from those estimates. Significant estimates relate to the useful lives and recoverability of intangible assets and valuation allowances associated with deferred income tax assets.

Relationship with Affiliate:

         As a result of the merger with Pegasus Satellite, the Company's sales and internal administrative and support functions are managed and performed by Pegasus Satellite and Pegasus Satellite Television, Inc. ("PST"). Prior to the merger, these functions were performed directly by the Company. PST is an indirect wholly owned subsidiary of Pegasus Satellite. Revenue and related programming and certain subscriber acquisition costs recognized by the Company are based on subscribers specific to the Company. Interest expense recognized by the Company is based on its own debt instruments outstanding. PST allocates other costs of operations common to both PST and the Company, such as customer care costs, sales function, labor and internal support costs to the Company based on a proportion of the Company's number of subscribers. The total amount of these costs allocated to the Company in 2000 was $9.4 million. PST owns and manages all inventory for the Company. PST also performs the Company's cash management functions, including those concerning accounts payable. Balances due to or from PST are settled in cash monthly.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Summary of Significant Accounting Policies  (continued)

Cash and Cash Equivalents:

         Cash and cash equivalents include highly liquid investments purchased with an initial maturity of three months or less. The Company has cash balances in excess of the federally insured limits at various banks.

Restricted Cash:

         The Company had restricted cash held in escrow of $23.7 million at December 31, 1999 in connection with the indenture for the 12-3/8% Senior Subordinated Notes due 2006, plus investment earnings thereon. In accordance with the indenture, the escrow was released in 2000 and used to pay interest due on the notes. No further escrow balance or requirement exists with respect to these notes.

Inventory:

         As a result of the merger with Pegasus Satellite, the Company no longer maintains an inventory of equipment for resale as it had prior to the merger. PST meets all of the equipment needs of the Company's subscribers.

Long-lived Assets:

         The Company's assets are reviewed for impairment whenever events or circumstances provide evidence that suggest the carrying amounts may not be recoverable. The Company assesses the recoverability of its assets by determining whether the depreciation or amortization of the respective asset balance can be recovered through projected undiscounted future cash flows. To date, no such impairments have occurred.

Property and Equipment:

         Property and equipment are stated at cost. The cost and related accumulated depreciation of assets fully depreciated, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains and losses are included in results of operations. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of the related assets are capitalized and depreciated. Depreciation is computed for financial reporting purposes using the straight-line method based upon the following lives:

      Equipment, furniture and fixtures....................       5 to 10 years
      Buildings and improvements...........................       3 to 10 years
      Vehicles and other equipment.........................       3 to  5 years

Intangible Assets:

         Intangible assets are stated at cost. The cost and related accumulated amortization of assets fully amortized, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains and losses are included in results of operations. Amortization of intangible assets is computed for financial reporting purposes using the straight-line method based upon the following lives:

      DBS rights...........................................            10 years
      Other intangibles....................................       2 to 15 years

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)



2.   Summary of Significant Accounting Policies  (continued)

Deferred Financing Costs:

         Financing costs incurred in obtaining long-term financing are deferred and amortized over the term of the applicable financing. Accumulated amortization was $2.2 million and $3.7 million at December 31, 1999 and 2000, respectively. The Company uses the straight-line method to amortize these costs.

Revenue:

         Principal revenue is earned by providing video and audio programming to viewers who subscribe to the service. This revenue is recognized over the subscription period and when viewed for on demand programming.

Subscriber Acquisition Costs:

         Marketing and selling expenses incurred are also known as subscriber acquisition costs. Subscriber acquisition costs are sales and marketing expenses incurred and promotional programming provided in connection with the addition of new subscribers. These are charged to expense in the period incurred.

Advertising Costs:

         Advertising costs are charged to operations in the period incurred and were $5.1 million in 1998, $5.9 million in 1999, $1.4 million in the period January 1 through May 5, 2000 and $5.6 million in the period May 6 through December 31, 2000.

Income Taxes:

         As a result of the merger with Pegasus Satellite, the Company is included in the consolidated income tax return of Pegasus Satellite. Prior to the merger with Pegasus Satellite, the Company participated in the consolidated income tax return of GSH. The Company's income tax expense or benefit is computed on a separate return basis.

         The Company accounts for income taxes utilizing the asset and liability approach, whereby deferred income tax assets and liabilities are recorded for the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. Deferred income taxes are measured using enacted tax rates and laws that will be in effect when the underlying assets or liabilities are expected to be received or settled. A valuation allowance is recorded for deferred income taxes where it appears more likely than not that the Company will not be able to recover the deferred income tax asset.

Concentration of Credit Risk:

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash and cash equivalents. Concentrations of credit risk with respect to trade receivables are limited due to the large numbers comprising the Company's subscriber base and their dispersion across different businesses and geographic regions. At December 31, 1999 and 2000, the Company had no other significant concentrations of credit risk.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


2.   Summary of Significant Accounting Policies  (continued)

Reliance on DIRECTV:

         The Company's business is derived from providing DBS services as an independent DIRECTV(R) ("DIRECTV") provider. DIRECTV is a service of DIRECTV, Inc. Because the Company is a distributor of DIRECTV services, the Company may be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DIRECTV, Inc. Currently, the Company is in litigation against DIRECTV, Inc. (see Note 12).

New Accounting Pronouncements:

         Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, became effective for the Company on January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of this standard on January 1, 2001 did not have any impact on the Company as the Company did not have any derivative instruments on the date of adoption.

         The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 addresses revenue recognition policies and practices of companies that report to the SEC. SAB 101 became effective for the Company in the fourth quarter of 2000 and did not have any impact on the Company upon its adoption.

         In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement revises standards for accounting for securitizations and other transfers of financial assets and collateral. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Certain provisions of this standard are effective for fiscal years ending after December 15, 2000 and other provisions are effective after March 31, 2001. The provisions of the statement effective after December 15, 2000 did not have any impact on the Company, and the Company believes that the provisions that are not yet effective will not have any impact on the Company upon adoption.

3.   Property and Equipment

         Property and equipment consist of the following (in thousands):

                                                   December 31,     December 31,
                                                      1999              2000
                                                   -----------      ------------
    Equipment, furniture and fixtures.............  $ 7,754          $ 6,022
    Building and improvements.....................    1,248              545
    Vehicles......................................      888               47
    Other ........................................    1,881            3,097
                                                    -------          -------
                                                     11,771            9,711
    Accumulated depreciation......................   (5,918)          (5,928)
                                                    -------          -------
    Net property and equipment....................  $ 5,853          $ 3,783
                                                    =======          =======

         Depreciation expense was $2.2 million in 1998, $2.7 million in 1999, $972,000 in the period January 1 through May 5, 2000 and $1.5 million in the period May 6 through December 31, 2000.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


4.   Intangible Assets

         Following are intangible assets at December 31, 1999 and 2000 (in thousands). DBS rights at December 31, 2000 were revised (see Note 13).


                                                                          December 31,          December 31,
                                                                             1999                  2000
                                                                           --------              ----------
    DBS rights......................................................       $266,874              $1,270,498
    Other...........................................................         30,973                  40,429
                                                                           --------              ----------
                                                                            297,847               1,310,927
    Accumulated amortization........................................        (60,921)               (169,568)
                                                                           --------              ----------
    Net intangible assets...........................................       $236,926              $1,141,359
                                                                           ========              ==========


         The increase in DBS rights is due to the allocation of Pegasus Satellite's purchase price in the merger, as revised (see Note 13). Amortization expense was $21.0 million in 1998, $33.3 million in 1999, $11.4 million in the period January 1 through May 5, 2000 and $97.3 million, as revised (see Note
13), in the period May 6 through December 31, 2000.

5.  Long-Term Debt

         Long-term debt consists of the following (in thousands):


                                                                           December 31,          December 31,
                                                                               1999                2000
                                                                           ------------          ----------
 Senior  Subordinated  Notes due 2006,  interest  at  12.375%,  payable
   semi-annually on February 1 and August 1..........................          $195,000            $195,000
 Senior seven-year  $115.0 million revolving credit facility,  interest at  Golden  Sky's  option  at  either  the  lender's  rate  plus  an
   applicable margin or LIBOR plus an applicable margin..............            17,000              37,000
 Senior  seven-year  $35.0  million  term loan  facility,  interest  at
   Golden Sky's option at either the lender's  rate plus an  applicable
   margin or LIBOR plus an applicable margin...........................          35,000              35,000
 Other notes, due 2001 to 2003, interest at 6.75% to 7%................           9,823               5,916
 Capital leases and other..............................................             460                   -
                                                                               --------            --------
                                                                                257,283             272,916
 Less current maturities...............................................           3,248               1,970
                                                                               --------            --------
 Long-term debt........................................................        $254,035            $270,946
                                                                               ========            ========


         Golden Sky has a credit agreement consisting of a $115.0 million senior revolving credit facility that expires September 2005 and a $35.0 million senior term loan facility that expires December 2005. Amounts borrowed under the agreement are unconditionally and irrevocably guaranteed by GSH, GSDBS and subsidiaries of Golden Sky. These borrowings are secured by the capital stock of GSDBS, Golden Sky and Golden Sky's subsidiaries, a first priority security interest in all of the assets of Golden Sky's subsidiaries and a collateral assignment of Golden Sky's agreements with the National Rural Telecommunications Cooperative. The agreement contains certain financial covenants, including a debt to adjusted cash flow covenant. The borrowing commitment under the revolving facility automatically and permanently reduces quarterly over the term of the facility starting on March 31, 2001. Principal amounts outstanding in excess of the reduced commitment are to be repaid on each commitment reduction date. Principal outstanding under the term loan facility is payable quarterly in increasing increments over the term of the facility starting on March 31, 2002. Amounts repaid under the term facility may not be reborrowed. The margin on revolver base rates is 3% and the margin on revolver LIBOR rates is 3.25%. Margins on term loans are 4.25% for base rates and 4.5% for LIBOR rates.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


5.  Long-Term Debt  (continued)

Margins may be reduced as specified in the agreement on the basis of the level of a specified ratio computation. Interest on outstanding principal borrowed under base rates is due and payable quarterly and interest on outstanding principal borrowed under LIBOR rates is due and payable the earlier of the end of the contracted interest rate period or three months. Unused amounts under the revolving facility are subject to commitment fees ranging from .5% to 1.25% based on the aggregate of borrowings outstanding and letters of credit issued under the facility.

         In January 2000, Golden Sky amended the agreement in which its third quarter 1999 covenant violations were waived and certain fourth quarter 1999 and year 2000 covenant requirements were amended. In December 2000, Golden Sky borrowed $20.0 million under the revolving facility. At December 31, 2000, $35.9 million of stand-by letters of credit were issued under the revolving facility that reduce the availability thereunder. The weighted average rates of interest, including applicable margins, on amounts outstanding at December 31, 2000 were 9.90% for the term facility and 10.26% for the revolving facility. The combined weighted average interest rate including applicable margins on the credit agreement was approximately 10.0% at December 31, 1999.

         Golden Sky's $195.0 million of 12-3/8% Senior Subordinated Notes due August 2006 are guaranteed on a full, unconditional, senior subordinated basis, jointly and severally by specified subsidiaries of Golden Sky. The notes are unsecured senior subordinated obligations that are subordinated to other senior indebtedness of Golden Sky such as, among other things, its credit agreement and letters of credit. After August 1, 2003, Golden Sky has the option to redeem the notes at prices specified in the indenture for these notes.

         The indebtedness described above generally limit the ability, among other things, to incur additional indebtedness and liens, issue other securities, make certain payments and investments, pay dividends, transfer cash, dispose of assets and enter into other transactions, and imposes limitations on the activities of subsidiaries as applicable.

         When Golden Sky entered into its existing credit agreement in 1998, the former credit agreement in effect at that time was terminated and the associated unamortized deferred financing costs were written-off as an extinguishment of debt of $2.6 million. In 1999, Golden Sky amended the existing credit agreement and wrote-off unamortized deferred financing costs at the date of the amendment as an extinguishment of debt of $2.9 million.

         At December 31, 2000, maturities of long-term debt at their stated maturity values were as follows (in thousands):

                    2001.........................   $1,970
                    2002.........................    3,296
                    2003.........................    2,259
                    2004.........................   34,850
                    2005.........................   35,541
                    Thereafter...................  195,000

         Commitment fees incurred in 1998, 1999 and 2000 were not significant.

         GSH's merger with Pegasus Satellite was a change in control that required the Company to make an offer to purchase its 12-3/8% senior subordinated notes due 2006 from then existing holders. The offer to purchase the notes expired June 30, 2000. None of the notes were tendered.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


6.   Leases

         After the merger with Pegasus Satellite, the Company's leases are primarily for office and telecommunications equipment through separate operating lease agreements. The operating leases expire at various dates through 2002. Rent expense was $2.5 million in 1999, $1.6 million in the period January 1 through May 5, 2000 and $652,000 in the period May 6 through December 31, 2000. At December 31, 2000, the Company had no capital leases. Future minimum lease payments on noncancellable operating leases at December 31, 2000 were $1.9 million in 2001 and $1.1 million in 2002. No lease payments presently exist beyond 2002.

7.   Income Taxes

         Following is a summary of income taxes for 1998, 1999 and 2000 (in thousands). Amounts in 2000 were revised (see Note 13).


                                                                    1998              1999             2000
                                                                  ---------          --------        -------
  Current:
    Federal....................................................   $  16,325          $ 32,420       $      -
    State and local............................................       3,097             6,152              -
                                                                  ---------          --------        -------
    Total current..............................................      19,422            38,572              -
                                                                  ---------          --------        -------
  Deferred:
    Federal....................................................       3,103             3,122        (38,764)
    State and local............................................         615               592              -
    Change in valuation allowance...............................    (23,140)          (42,286)        (4,475)
                                                                  ---------          --------        -------
    Total deferred..............................................    (19,422)          (38,572)       (43,239)
                                                                  ---------          --------        -------
  Benefit attributable to continuing operations................   $       -          $      -       $(43,239)
                                                                  =========          ========       ========

         Following are deferred income tax assets and liabilities at December 31, 1999 and 2000 (in thousands). Amounts at December 31, 2000 were revised (see
Note 13).

                                                                                   1999                 2000
                                                                                ----------           ---------
       Assets:
           Receivables....................................................      $      383           $     380
           Accrued expenses...............................................             337                   -
           Excess of tax basis over bookbasis of property, plant and
              equipment...................................................             139                 218
           Excess of tax basis over book basis of amortizable
              intangible assets...........................................           8,255                   -
           Loss carryforwards.............................................          66,701              84,044
           Other..........................................................             860              11,505
                                                                                ----------           ---------
              Total deferred tax assets...................................          76,675              96,147
                                                                                ----------           ---------
       Liabilities:
           Excess of book basis over tax basis of amortizable
              intangible assets...........................................               -            (384,853)
                                                                                ----------           ---------
             Total deferred tax liabilities...............................               -            (384,853)
                                                                                ----------           ---------
       Net deferred tax assets (liabilities)..............................          76,675            (288,706)
       Valuation allowance................................................         (76,675)                  -
                                                                                ----------           ---------
       Net deferred tax liabilities......................................       $        -           $(288,706)
                                                                                ==========           =========


         The increase in the value of DBS rights resulting from the merger with Pegasus Satellite created a deferred income tax liability, as revised (see Note
13), that placed the Company in a net deferred income tax liability position in 2000. Accordingly, the valuation allowance, against deferred income tax assets existing at the date of the merger were no longer required. At December 31, 2000, the Company had net operating loss carryforwards for income tax purposes of $221.1 million available to offset future taxable income that expire beginning 2008 through 2020.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   Income Taxes   (continued)

         Following is a reconciliation of the Federal statutory income tax rate to the Company's effective Federal income tax rate attributable to continuing operations for 1998, 1999 and 2000. Amounts in 2000 were revised (see Note 13).

                                                                      1998         1999                2000
                                                                    --------    ----------           ---------
        Statutory rate.........................................     (34.00)%        (34.00)%            (35.00)%
        Valuation allowance....................................      37.20           36.70                  -
        Other..................................................      (3.20)          (2.70)              (3.00)
                                                                    ------           -----              ------
        Effective rate.........................................          -%              -%             (38.00)%
                                                                    ======          ======              ======


8.   Supplemental Cash Flow Information

         Following are significant noncash investing and financing activities for 1998, 1999 and 2000 (in thousands). The net push down effects of and net deferred taxes recognized in merger amounts in 2000 were revised (see Note 13).



                                                                          1998            1999         2000
                                                                         -------        --------     ---------
Net push down effects of merger with Pegasus Satellite.............    $      -        $     -      $ 662,294
Net deferred taxes recognized in merger with Pegasus Satellite.....           -              -        331,944
Debt repaid and merger costs paid by Pegasus Satellite.............           -              -         12,379
Borrowings under credit facilities refinanced......................      88,000              -              -
Debt assumed in acquisitions.......................................      10,157              -              -
Notes payable assumed in acquisition of minority interest..........           -          2,925              -
Preferred stock issued in acquisition..............................      10,200              -              -


         The Company paid cash for interest of $9.3 million in 1998, $30.0 million in 1999, $15.8 million in the period January 1 through May 5, 2000 and $17.4 million in the period May 6 through December 31, 2000 . The Company paid no federal income taxes in 1998, 1999 and 2000.

9.   Acquisitions

         In 1998 and 1999, the Company acquired 19 and 10 independent DIRECTV providers, respectively, along with the rights to provide DIRECTV programming in various rural areas of the United States and related assets in exchange for total consideration of $124.8 million and $35.3 million, respectively. These acquisitions were accounted for under the purchase method.

10.   Financial Instruments

         The carrying and fair values of the Company's financial instruments at December 31, 1999 and 2000 were as follows (in thousands):


                                                                1999                        2000
                                                     ---------------------------  --------------------------
                                                       Carrying        Fair        Carrying        Fair
                                                        Amount        Value         Amount        Value
                                                     ------------- -------------  ------------ -------------
       Debt.....................                       $257,283      $273,858      $272,916      $273,160


         Golden Sky's senior subordinated notes are publicly-held and their fair value was estimated based on their quoted market price. The carrying value of debt outstanding under Golden Sky's credit facilities approximates fair value because the outstanding amounts are subject to short-term variable rates of interest, and the rates in effect at December 31, 1999 and 2000 approximate the market rates available at that date. The carrying value of other financial instruments equals or approximates fair value.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Employee Benefit Plans

         Prior to the merger with Pegasus Satellite, the Company had a 401(k) retirement plan and stock incentive plan. These plans were terminated in conjunction with the merger. No expenses were incurred for these plans in 1998 and 2000, and expenses incurred in 1999 were not significant. Stock options outstanding at the date of the merger under Golden Sky's plan of 55,000 were converted into 724,000 stock options of Pegasus Satellite under its stock option plan, as adjusted for Pegasus Satellite's two-for-one stock split effected in May 2000. The value of the stock options converted was included in Pegasus Satellite's purchase accounting for the merger.

         Participants in the 401(k) plan at the date of the merger were given the option to later enroll in Pegasus Satellite's 401(k) plan, roll over their plan amounts into another plan or take distributions of plan amounts in accordance with their employment status with the Company or Pegasus Satellite after the merger.

12.   Commitments and Contingent Liabilities

DIRECTV, Inc. Litigation

         The Company is an affiliate of the National Rural Telecommunications Cooperative ("NRTC"). The NRTC is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. The Company's ability to distribute DIRECTV programming services is dependent upon agreements between the NRTC and Hughes Electronics Corporation and between the Company and the NRTC.

         The NRTC

         On June 3, 1999, the NRTC filed a lawsuit in federal court against DIRECTV, Inc. seeking a court order to enforce the NRTC's contractual rights to obtain from DIRECTV, Inc. certain premium programming formerly distributed by United States Satellite Broadcasting Company, Inc. for exclusive distribution by the NRTC's members and affiliates in their rural markets. The NRTC also sought a temporary restraining order preventing DIRECTV, Inc. from marketing the premium programming in such markets and requiring DIRECTV, Inc. to provide the NRTC with the premium programming for exclusive distribution in those areas. The court, in an order dated June 17, 1999, denied the NRTC a preliminary injunction on such matters, without deciding the underlying claims.

         On July 22, 1999, DIRECTV, Inc. responded to the NRTC's continuing lawsuit by rejecting the NRTC's claims to exclusive distribution rights and by filing a counterclaim seeking judicial clarification of certain provisions of DIRECTV Inc.'s contract with the NRTC. As part of the counterclaim, DIRECTV, Inc. is seeking a declaratory judgment that the term of the NRTC's agreement with DIRECTV, Inc. is measured only by the orbital life of DBS-1, the first DIRECTV satellite launched, and not by the orbital lives of the other DIRECTV satellites at the 101(degree)W orbital location. According to DIRECTV, Inc., DBS-1 suffered a failure of its primary control processor in July 1998 and since that time has been operating normally using a spare control processor. While the NRTC has a right of first refusal to receive certain services from any successor DIRECTV satellite, the scope and terms of this right of first refusal are also being disputed in the litigation, as discussed below. This right is not expressly provided for in our agreements with the NRTC.

         On September 9, 1999, the NRTC filed a response to DIRECTV, Inc.'s counterclaim contesting DIRECTV, Inc.'s interpretations of the end of term and right of first refusal provisions. On December 29, 1999, DIRECTV, Inc. filed a motion for partial summary judgment. The motion sought a court order that the NRTC's right of first refusal, effective at the termination of DIRECTV, Inc.'s contract with the NRTC, does not include programming services and is limited to 20 program channels of transponder capacity. On January 31, 2001, the court issued an order denying DIRECTV, Inc.'s motion in its entirety for partial summary judgment relating to the right of first refusal.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Commitments and Contingent Liabilities  (continued)

         If DIRECTV, Inc. were to prevail on its counterclaim, any failure of DBS-1 could have a material adverse effect on the Company's DIRECTV rights. The Company and Pegasus Satellite have been informed that DIRECTV may amend its counterclaim to file additional claims against the NRTC.

         On August 26, 1999, the NRTC filed a separate lawsuit in federal court against DIRECTV, Inc. claiming that DIRECTV, Inc. had failed to provide to the NRTC its share of launch fees and other benefits that DIRECTV, Inc. and its affiliates have received relating to programming and other services. On November 15, 1999, the court granted a motion by DIRECTV, Inc. and dismissed the portion of this lawsuit asserting tort claims, but left in place the remaining claims asserted by the NRTC.

         Both of the NRTC's lawsuits against DIRECTV, Inc. have been consolidated. A trial date of February 25, 2002 has been set for these lawsuits and two additional lawsuits against DIRECTV, Inc. discussed below.

         Pegasus Satellite Television, Inc. ("PST") and GSS

         On January 10, 2000, the Company and PST filed a class action lawsuit in federal court in Los Angeles against DIRECTV, Inc. as representatives of a proposed class that would include all members and affiliates of the NRTC that are distributors of DIRECTV. The complaint contained causes of action for various torts, common law counts and declaratory relief based on DIRECTV, Inc.'s failure to provide the NRTC with certain premium programming, and on DIRECTV, Inc.'s position with respect to launch fees and other benefits, term and right of first refusal. The complaint sought monetary damages and a court order regarding the rights of the NRTC and its members and affiliates.

         On February 10, 2000, the Company and PST filed an amended complaint which added new tort claims against DIRECTV, Inc. for interference with their relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. The class action allegations the Company and PST previously filed were later withdrawn to allow a new class action to be filed on behalf of the members and affiliates of the NRTC. The new class action was filed on February 27, 2000.

         On December 10, 2000, the court rejected in its entirety DIRECTV, Inc.'s motion to dismiss certain of the claims asserted by the Company, PST and the putative class. On January 31, 2001, the court denied in its entirety a motion for summary judgment filed by DIRECTV, Inc. relating to the right of first refusal. The court also certified the plaintiff's class on December 28, 2000.

         On March 9, 2001, DIRECTV, Inc. filed a counterclaim against the Company and PST, as well as the class members. In the counterclaim, DIRECTV, Inc. seeks two claims for relief: a declaratory judgement that the Company has no right of first refusal in its agreements with the NRTC to have DIRECTV, Inc. provide any services after the expiration of the term of these agreements; and an order that DBS-1 is the satellite (and the only satellite) that measures the term of the agreements with the NRTC. The Company and PST have been informed by DIRECTV, Inc. that it intends to file a motion for summary judgment on both of those claims.

         All four lawsuits discussed above, including both lawsuits brought by the NRTC, the class action and the Company's and PST's lawsuit are pending before the same judge. The court has set a trial date of February 25, 2002 for all four of these actions.

     The Company's revenue and financial performance would be adversely affected if the Company was unable to continue offering DIRECTV products.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  Quarterly (Unaudited) Financial Information as Reported and Restated

         As discussed in Note 1, at year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the acquisition. Because of the magnitude of these revisions, the Company is restating previously reported financial information. The restatements only affect information reported subsequent to the acquisition, which commences with the period May 6 through June 30, 2000.

         Following is unaudited quarterly statement of operations information for each quarter within 1999 and 2000 and for the periods April 1 through May 5, 2000 and May 6 through June 30, 2000. The information required to be reported in this quarterly summary is net revenues, loss from operations, loss before extraordinary items and net loss. This information in 2000 is presented as previously reported and, for periods subsequent to the GSH acquisition, as restated for the revisions discussed above. In addition to these items, the Company is presenting other items previously reported within the periods subsequent to the GSH acquisition that are affected by and being restated for the above revisions.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Quarterly (Unaudited) Financial Information as Reported and Restated (continued)

                                                Quarter            April 1         May 6
                    (in thousands)              Ended              through       through         Quarter Ended        Quarter Ended
                      (unaudited)              March 31,           May 5,        June 30,        September 30,        December 31,
                                                  2000             2000          2000               2000                 2000
                                             --------------    ------------- --------------    ----------------     ----------------
Net revenues..............................      $ 43,548           $14,598      $ 29,125          $ 45,951            $   54,347

Depreciation and amortization expense:
   As reported............................                                        25,796            42,268
   As restated............................                                        23,171            38,330
Loss from operations:
   As reported............................        (9,364)           (2,751)      (21,949)          (40,303)              (35,045)
   As restated............................                                       (19,324)          (36,365)
Benefit for income taxes:
   As reported............................                                        (8,454)          (12,297)
   As restated............................                                        (9,631)          (17,049)
Net loss:
   As reported............................       (17,988)           (6,511)      (19,514)          (36,509)              (27,016)
   As restated............................                                       (15,712)          (27,819)


         As a result of the revisions to the purchase accounting of the GSH acquisition, amortization expense for DBS rights was reduced by $3.9 million and income tax expense of $3.3 million was recognized in the quarter ended December 31, 2000.

                                                                        Quarter Ended
                    (in thousands)               March 31,         June 30,     September 30,        December 31,
                      (unaudited)                 1999              1999            1999                1999
                                                ----------        ---------     ------------         -----------
Net revenues..............................       $28,585           $31,370       $36,355              $40,496
Loss from operations......................       (16,734)          (19,166)      (29,930)             (18,619)
Loss before extraordinary items...........       (24,260)          (26,547)      (37,453)             (26,639)
Net loss..................................       (27,195)          (26,547)      (37,453)             (26,639)


         In the first quarter of 1999, the Company had an extraordinary loss of $2.9 million in connection with an amendment to Golden Sky's credit agreement.

         Following is balance sheet information for the second and third quarters ended in 2000 as previously reported and restated for the GSH purchase accounting revisions.

                                                            Quarter Ended
                     (in thousands)                   June 30,     September 30,
                      (unaudited)                       2000            2000
                                                     ---------     -------------
Intangible assets, net:
   As reported.......................................$1,466,015     $1,430,398
   As restated....................................... 1,216,976      1,185,297
Net non-current deferred income tax liabilities:
   As reported.......................................   481,012        468,716
   As restated.......................................   322,313        305,265
Total stockholder's equity (deficit):
   As reported.......................................   730,685        694,414
   As restated.......................................   640,345        612,764

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


14.  Subsequent Events

         On February 22, 2001, Pegasus Communications adopted a new holding company structure. In the reorganization, all common and preferred stock of Pegasus Satellite (formerly named Pegasus Communications Corporation) was exchanged for identical common and preferred stock of its new holding company, which assumed the name Pegasus Communications Corporation, and thereby, Pegasus Satellite became a direct subsidiary of the new holding company.

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.      Subsidiary Guarantors


Condensed Consolidated Balance Sheets

(In thousands)

As of December 31, 2000                      Guarantor      Non-guarantor
                                           Subsidiaries      Subsidiaries       Golden Sky           Eliminations       Consolidated
                                           -----------      -------------       ----------           ------------       ------------
Assets:
Cash and cash equivalents                  $   3,775                            $   27,706                               $   31,481
Accounts receivable, net                         997                                11,352                                   12,349
Intercompany receivables                       2,621         $   1,240                               $  (3,861)                   -
Other current assets                                                                 1,798                                    1,798
                                           -----------------------------------------------------------------------------------------
         Total current assets                  7,393             1,240              40,856              (3,861)              45,628

Property and equipment, net                                                          3,783                                    3,783
Intangible assets, net                         5,589                             1,135,770                                1,141,359
Other assets                                                                        10,646                                   10,646
                                           -----------------------------------------------------------------------------------------
         Total assets                      $  12,982         $   1,240          $1,191,055           $  (3,861)          $1,201,416
                                           =========================================================================================

Liabilities and total equity:
Current portion of long-term debt                                               $    1,970                               $    1,970
Accounts payable                                                                       214                                      214
Other current liabilities                  $   4,207                                43,000                                   47,207
                                           -----------------------------------------------------------------------------------------
         Total current liabilities             4,207                 -              45,184                   -               49,391

Long-term debt                                                                     270,946                                  270,946
Other liabilities                                                                  294,760                                  294,760
                                           -----------------------------------------------------------------------------------------
         Total liabilities                     4,207                 -             610,890                   -              615,097

Minority interest                                                                                    $     911                  911
Total equity                                   8,775         $   1,240             580,165              (4,772)             585,408
                                           -----------------------------------------------------------------------------------------
         Total liabilities and equity      $  12,982         $   1,240          $1,191,055           $  (3,861)          $1,201,416
                                           =========================================================================================

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Subsidiary Guarantors (continued)


Condensed Consolidated Balance Sheets

(In thousands)

                                             Guarantor       Non-guarantor
As of December 31, 1999                    Subsidiaries      Subsidiaries       Golden Sky         Eliminations        Consolidated
                                           ------------      ------------       ----------         ------------        ------------

Assets:
Cash and cash equivalents                       $    132     $    254           $    2,850                             $     3,236
Restricted cash                                                                     23,731                                  23,731
Accounts receivable, net                             380          312                4,571                                   5,263
Intercompany receivables                                                             5,555         $    (5,555)                  -
Other current assets                                 339          254                4,167                                   4,760
                                           ---------------------------------------------------------------------------------------
         Total current assets                        851          820               40,874              (5,555)             36,990

Property and equipment, net                          256          138                5,459                                   5,853
Intangible assets, net                            22,930          767              213,229                                 236,926
Other assets                                          87                             7,491                                   7,578
Investment in subsidiaries and affiliates                                           17,144             (17,144)                  -
                                           ---------------------------------------------------------------------------------------
         Total assets                          $  24,124     $  1,725           $  284,197         $   (22,699)        $   287,347
                                           =======================================================================================

Liabilities and total equity:
Current portion of long-term debt                                               $    3,248                             $     3,248
Accounts payable                                $     18     $     17                8,054                                   8,089
Other current liabilities                          7,032        1,638               27,197         $    (8,461)             27,406
                                           ---------------------------------------------------------------------------------------
         Total current liabilities                 7,050        1,655               38,499              (8,461)             38,743

Long-term debt                                                                     254,035                                 254,035
                                           ---------------------------------------------------------------------------------------
         Total liabilities                         7,050        1,655              292,534              (8,461)            292,778

Minority interest                                                                                          936                 936
Total equity (deficit)                            17,074           70               (8,337)            (15,174)             (6,367)
                                           ---------------------------------------------------------------------------------------
         Total liabilities and equity          $  24,124     $  1,725           $  284,197         $   (22,699)        $   287,347
                                           =======================================================================================

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


15.   Subsidiary Guarantors (continued)



Condensed Consolidated Statements of Operations

For the Period January 1 to May 5, 2000

(In thousands)

                                          Guarantor            Non-guarantor
                                         Subsidiaries          Subsidiaries            Golden Sky      Eliminations   Consolidated
                                         ------------          ------------            ----------      ------------   ------------
Total revenue                            $   2,961               $  3,362              $  51,823                      $    58,146
Total operating expenses                     3,270                  3,422                 63,569                           70,261
                                         ----------------------------------------------------------------------------------------
   Loss from operations                       (309)                   (60)               (11,746)                 -       (12,115)

Interest expense                                 -                                        11,162                           11,162
Other expense                                    -                                         1,222                            1,222
                                         ----------------------------------------------------------------------------------------
   Loss before income taxes                   (309)                   (60)               (24,130)                 -       (24,499)

Provision for income taxes                       -                                            -                                 -
                                         ----------------------------------------------------------------------------------------
   Net loss                              $    (309)              $    (60)               (24,130)         $       -   $   (24,499)
                                         ========================================================================================

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


15.   Subsidiary Guarantors (continued)



Condensed Consolidated Statements of Operations

For the Period May 6 to December 31, 2000

(In thousands)


                                           Guarantor          Non-guarantor
                                         Subsidiaries          Subsidiaries            Golden Sky      Eliminations   Consolidated
                                         ------------          ------------            ----------      ------------   ------------

Total revenue                                $  15,417              $  10,473          $  103,533                      $  129,423
Total operating expenses                        15,416                 10,467             194,274                         220,157
                                         ----------------------------------------------------------------------------------------
   Income (loss) from operations                     1                      6             (90,741)          -             (90,734)

Interest expense                                     -                                     23,080                          23,080
Other expense                                        -                                        (28)                            (28)
                                         ----------------------------------------------------------------------------------------
   Income (loss) before income taxes                 1                      6            (113,793)          -            (113,786)

Benefit for income taxes                             -                                    (43,239)                        (43,239)
                                         ----------------------------------------------------------------------------------------
   Net income (loss)                         $       1              $       6          $  (70,554)  $       -          $  (70,547)
                                         ========================================================================================

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


15.   Subsidiary Guarantors (continued)


Condensed Consolidated Statements of Operations

For the Year Ended December 31, 1999

(In thousands)


                                             Guarantor       Non-guarantor
                                           Subsidiaries      Subsidiaries            Golden Sky       Eliminations     Consolidated
                                           -------------     ------------            ----------       ------------     ------------

Total revenue                              $  18,133           $  9,090             $  109,583                          $   136,806
Total operating expenses                      22,207             10,505                188,809          $    (266)          221,255
                                           ----------------------------------------------------------------------------------------
   Loss from operations                       (4,074)            (1,415)               (79,226)               266           (84,449)

Interest expense                                   5                  2                 32,434                               32,441
Other expense                                    144                                    (2,135)                              (1,991)
                                           ----------------------------------------------------------------------------------------
   Loss before income taxes                   (4,223)            (1,417)              (109,525)               266          (114,899)

Provision for income taxes                         -                                         -                                    -
                                           ----------------------------------------------------------------------------------------
   Loss before extraordinary item             (4,223)            (1,417)              (109,525)               266          (114,899)

Extraordinary loss on extinguishment
     of debt                                       -                                    (2,935)                              (2,935)
                                           ----------------------------------------------------------------------------------------
   Net loss                                $  (4,223)         $  (1,417)            $ (112,460)         $     266       $  (117,834)
                                           ========================================================================================

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Subsidiary Guarantors (continued)



Condensed Consolidated Statements of Operations

For the Year Ended December 31, 1998

(In thousands)



                                             Guarantor          Non-guarantor
                                           Subsidiaries         Subsidiaries          Golden Sky       Eliminations     Consolidated
                                           ------------         ------------          ----------       ------------     ------------

Total revenue                              $  11,194             $ 6,311             $ 56,176                            $  73,681
Total operating expenses                      15,654               9,063               90,169          $  1,981            116,867
                                           -----------------------------------------------------------------------------------------
   Loss from operations                       (4,460)             (2,752)             (33,993)           (1,981)           (43,186)

Interest expense                                  28                  12               20,497                               20,537
Other expense                                     (2)                                  (1,571)                              (1,573)
                                           -----------------------------------------------------------------------------------------
   Loss before income taxes                   (4,486)             (2,764)             (52,919)           (1,981)           (62,150)

Provision for income taxes                         -                                        -                                    -
                                           -----------------------------------------------------------------------------------------
   Loss before extraordinary item             (4,486)             (2,764)             (52,919)           (1,981)           (62,150)

Extraordinary loss on extinguishment
  of debt                                          -                                   (2,577)                              (2,577)
                                           -----------------------------------------------------------------------------------------
   Net loss                                $  (4,486)            $(2,764)            $(55,496)         $ (1,981)         $ (64,727)
                                           =========================================================================================

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


15.   Subsidiary Guarantors (continued)


Condensed Consolidated Statements of Cash Flows

For the Period January 1 to May 5, 2000

(In thousands)


                                                  Guarantor      Non-guarantor
                                                Subsidiaries     Subsidiaries         Golden Sky       Eliminations    Consolidated
                                                ------------     ------------         ----------       ------------    ------------
Cash flows from operating activities:
Net loss                                        $   (309)         $     (60)          $  (24,130)                       $   (24,499)
Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
  Depreciation and amortization                       490                60               11,813                             12,363
  Change in assets and liabilities:
      Accounts receivable                           4,038             1,817               (6,603)                              (748)
      Accounts payable and accrued expenses        (7,048)           (1,416)               5,022                             (3,442)
      Prepaids and other                                                                     775                                775
      Other                                           374               (27)              (2,136)                            (1,789)
                                                ------------------------------------------------------------------------------------
Net cash provided (used) by operating
   activities                                      (2,455)              374              (15,259)                 -         (17,340)

Cash flows from investing activities:
      Acquisitions                                                                        (1,509)                            (1,509)
      Capital expenditures                           (490)              (60)                 341                               (209)
      Other                                        17,046                71              (17,117)                                 -
                                                ------------------------------------------------------------------------------------
Net cash provided (used) by investing
   activities                                      16,556                11              (18,285)                 -          (1,718)

Cash flows from financing activities:
      Net proceeds from debt                                                              (2,907)                            (2,907)
      Other                                       (14,233)             (639)              33,601                             18,729
                                                ------------------------------------------------------------------------------------
Net cash provided (used) by financing
  activities                                      (14,233)             (639)              30,694                  -          15,822

Net decrease in cash and cash equivalents            (132)             (254)              (2,850)                            (3,236)
Cash and cash equivalents, beginning
  of period                                           132               254                2,850                              3,236
                                                ------------------------------------------------------------------------------------
Cash and cash equivalents, end of period        $       -          $      -            $       -          $       -     $         -
                                                ====================================================================================

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


15.   Subsidiary Guarantors (continued)



Condensed Consolidated Statements of Cash Flows

For the Period May 6 to December 31, 2000

(In thousands)


                                                 Guarantor        Non-guarantor
                                                Subsidiaries      Subsidiaries          Golden Sky     Eliminations     Consolidated
                                                ------------      ------------          ----------     ------------     ------------


Cash flows from operating activities:
Net income (loss)                                $     1           $     6             $  (70,554)                       $  (70,547)
Adjustments to reconcile net income (loss)
    to net cash provided (used) by
    operating activities:
  Depreciation and amortization                      473               153                 98,014                            98,640
  Change in assets and liabilities:
      Accounts receivable                         (7,276)           (2,745)                  (428)                          (10,449)
      Accounts payable and accrued expenses        4,205              (239)                11,592                            15,558
      Prepaids and other                                                                     (541)                             (541)
      Other                                           52               281                (35,083)                          (34,750)
                                                ------------------------------------------------------------------------------------
Net cash provided (used) by operating
   activities                                     (2,545)           (2,544)                 3,000               -            (2,089)

Cash flows from investing activities:
      Capital expenditures                          (473)             (153)                  (798)                           (1,424)
      Purchase of intangible assets                                                        (4,297)                           (4,297)
      Other                                          551               834                (10,587)                           (9,202)
                                                ------------------------------------------------------------------------------------
Net cash provided (used) by
  investing activities                                78               681                (15,682)              -           (14,923)

Cash flows from financing activities:
      Net proceeds from debt                                                               (1,000)                           (1,000)
      Other                                        6,242             1,863                 41,388                            49,493
                                                ------------------------------------------------------------------------------------
Net cash provided by financing activities          6,242             1,863                 40,388               -            48,493

Net increase in cash and cash equivalents          3,775                 -                 27,706                            31,481
Cash and cash equivalents, beginning
  of period                                            -                 -                      -                                 -
                                                ------------------------------------------------------------------------------------
Cash and cash equivalents, end of period        $  3,775          $      -             $   27,706       $       -        $   31,481
                                                ====================================================================================

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Subsidiary Guarantors (continued)



Condensed Consolidated Statements of Cash Flows

For the Year Ended December 31, 1999

(In thousands)

                                                 Guarantor         Non-guarantor
                                                Subsidiaries       Subsidiaries        Golden Sky      Eliminations     Consolidated
                                                ------------       ------------       ------------     ------------     ------------
Cash flows from operating activities:
Net loss                                         $ (4,223)         $   (1,417)        $  (112,460)     $  266            $ (117,834)
Adjustments to reconcile net loss to net cash
    used by operating activities:
  Extraordinary loss on extinguishment of
    debt                                                                                    2,935                             2,935
  Depreciation and amortization                     3,054                 347              32,562                            35,963
  Change in assets and liabilities:
      Accounts receivable                          (3,250)                 57                (236)                           (3,429)
      Accounts payable and accrued expenses          (128)             (1,489)             10,482        (847)                8,018
      Prepaids and other                               29                   1                 177                               207
      Other                                         3,463                 340               8,660         581                13,044
                                                -----------------------------------------------------------------------------------
Net cash used by operating activities              (1,055)             (2,161)            (57,880)          -               (61,096)

Cash flows from investing activities:
      Acquisitions                                                                        (36,778)                          (36,778)
      Capital expenditures                                                (29)             (3,423)                           (3,452)
      Other                                            (2)                                    114                               112
                                                -----------------------------------------------------------------------------------
Net cash used by investing activities                  (2)                (29)            (40,087)          -               (40,118)

Cash flows from financing activities:
      Net proceeds from debt                                                               (8,846)                           (8,846)
      Other                                                                               108,836                           108,836
                                                -----------------------------------------------------------------------------------
Net cash provided by financing activities               -                   -              99,990           -                99,990

Net increase (decrease) in cash and cash
    Equivalents                                    (1,057)             (2,190)              2,023                            (1,224)
Cash and cash equivalents, beginning of year        1,189               2,444                 827                             4,460
                                                -----------------------------------------------------------------------------------
Cash and cash equivalents, end of year           $    132            $    254           $   2,850      $    -             $   3,236
                                                ===================================================================================

                            GOLDEN SKY SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Subsidiary Guarantors (continued)



Condensed Consolidated Statements of Cash Flows

For the Year Ended December 31, 1998

(In thousands)


                                                    Guarantor       Non-guarantor
                                                   Subsidiaries     Subsidiaries       Golden Sky       Eliminations    Consolidated
                                                   ------------     ------------       ------------     ------------    ------------
Cash flows from operating activities:
Net loss                                         $   (4,486)         $   (2,764)        $  (55,496)     $  (1,981)       $  (64,727)
Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
  Extraordinary loss on extinguishment of
    debt                                                                                     2,577                            2,577
  Depreciation and amortization                         996                 340             19,336          2,494            23,166
  Change in assets and liabilities:
      Accounts receivable                            (3,888)               (252)            (1,283)                          (5,423)
      Accounts payable and accrued expenses           4,682               5,087             (4,896)          (513)            4,360
      Prepaids and other                                (36)                 (3)            (1,189)                          (1,228)
      Other                                           3,221                (255)             1,721                            4,687
                                                 -----------------------------------------------------------------------------------
Net cash provided (used) by operating activities        489               2,153            (39,230)             -           (36,588)
Cash flows from investing activities:
      Acquisitions                                                                        (104,487)                        (104,487)
      Capital expenditures                             (341)               (118)            (2,858)                          (3,317)
      Other                                                                                   (500)                            (500)
                                                 -----------------------------------------------------------------------------------
Net cash used by investing activities                  (341)               (118)          (107,845)             -          (108,304)

Cash flows from financing activities:
      Net proceeds from debt                            (36)                               185,511                          185,475
      Other                                                                                (49,755)                         (49,755)
                                                 -----------------------------------------------------------------------------------
Net cash provided (used) by financing activities        (36)                  -            135,756              -           135,720

Net increase (decrease) in cash and cash
    equivalents                                         112               2,035            (11,319)             -            (9,172)
Cash and cash equivalents, beginning of year          1,077                 409             12,146                           13,632
                                                 -----------------------------------------------------------------------------------
Cash and cash equivalents, end of year           $    1,189           $   2,444         $      827      $       -         $   4,460
                                                 ===================================================================================

                                    Annex D

                              GOLDEN SKY DBS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                            Page
                                                                            ----
Financial Statements:

   Reports of Independent Accountants                                       D-2

   Consolidated Balance Sheets as of December 31, 1999 and 2000             D-4

   Consolidated Statements of Operations for the years ended
     December 31, 1998 and 1999 and for the periods January 1 through
     May 5, 2000 and May 6 through December 31, 2000                        D-5

   Consolidated Statements of Stockholder's Equity (Deficit)
     for the years ended December 31, 1998 and 1999 and for the periods January 1 through May 5, 2000 and May 6 through
     December 31, 2000                                                      D-6

   Consolidated Statements of Cash Flows for the years ended
     December 31, 1998 and 1999 and for the periods January 1
     through May 5, 2000 and May 6 through December 31, 2000                D-7

   Notes to Consolidated Financial Statements                               D-8

                        Report of Independent Accountants




To the Board of Directors and Investors
of Golden Sky DBS, Inc.:


In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page F-1, present fairly, in all material respects, the financial position of Golden Sky DBS, Inc. and its subsidiaries (the "Company") at December 31, 2000, and the results of their operations and their cash flows for the periods from January 1, 2000 to May 5, 2000 and from May 6, 2000 to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 31, 2000 listed in the index appearing under Item 14(a)(2) on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.





PricewaterhouseCoopers LLP


Philadelphia, PA
February 27, 2001

                        Report of Independent Accountants




Board of Directors and Investors
Golden Sky DBS, Inc.:


We have audited the accompanying consolidated balance sheet of Golden Sky DBS, Inc. and subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 1999. In connection with our audits of these consolidated financial statements, we have also audited the financial statement schedule for each of the years in the two-year period ended December 31, 1999. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golden Sky DBS, Inc. and subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule for 1999 and 1998, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.





KPMG LLP
February 14, 2000
Kansas City, Missouri

                              Golden Sky DBS, Inc.
                           Consolidated Balance Sheets
                      (In thousands, except share amounts)

                                                                                         December 31,         December 31,
                                                                                             1999                 2000
                                                                                         ------------         ------------
                                     ASSETS

Current  assets:
     Cash and cash equivalents                                                            $   3,241     |    $    31,481
     Restricted cash                                                                         23,731     |              -
     Accounts receivable, less allowance for doubtful accounts of                                       |
       $973 and $1,000, respectively                                                          4,797     |         12,349
     Inventory                                                                                3,108     |              -
     Prepaid expenses and other                                                               1,652     |          1,418
     Deferred income taxes                                                                        -     |            380
                                                                                          ---------     |    -----------
       Total current assets                                                                  36,529     |         45,628
                                                                                                        |
Property and equipment, net                                                                   5,853     |          3,783
Intangible assets, net                                                                      236,926     |      1,141,359
Deferred financing costs, net                                                                11,462     |         10,356
Deposits and other                                                                              260     |          3,907
                                                                                          ---------     |    -----------
     Total assets                                                                         $ 291,030     |    $ 1,205,033
                                                                                          =========     |    ===========

                          LIABILITIES AND EQUITY (DEFICIT)

Current liabilities:                                                                                    |
     Current portion of long-term debt                                                    $   3,248     |    $     1,970
     Accounts payable                                                                         8,089     |            214
     Accrued interest                                                                        11,679     |         11,233
     Accrued satellite programming, fees and commissions                                     14,804     |         28,446
     Accrued expenses and other                                                                 943     |          7,528
                                                                                          ---------     |    -----------
       Total current liabilities                                                             38,763     |         49,391
Long-term debt                                                                              366,130     |        398,685
Net advances from affiliates                                                                      -     |          6,195
Deferred income taxes                                                                             -     |        284,896
                                                                                          ---------     |    -----------
       Total liabilities                                                                    404,893     |        739,167
                                                                                          ---------     |    -----------
Commitments and contingent liabilities (see Note 12)                                                    |
                                                                                                        |
Minority interest                                                                               936     |            911
                                                                                                        |
Common stockholder's equity (deficit):                                                                  |
     Common stock; $0.01 par value; 1,000 shares                                                        |
       authorized; 100 shares issued and outstanding                                              -     |              -
     Additional paid-in capital                                                              97,754     |        784,574
     Accumulated deficit                                                                   (212,553)    |       (319,619)
                                                                                          ---------     |    -----------
       Total stockholder's equity (deficit)                                                (114,799)    |        464,955
                                                                                          ---------     |    -----------
     Total liabilities and stockholder's equity (deficit)                                 $ 291,030     |    $ 1,205,033
                                                                                          =========     |    ===========

           See accompanying notes to consolidated financial statements

                              Golden Sky DBS, Inc.
                      Consolidated Statements of Operations
                                 (In thousands)

                                                                                                           2000
                                                                   Year Ended                 ------------------------------
                                                                  December 31,                January 1           May 6
                                                              1998            1999            to May 5        to December 31
                                                           ---------       ----------         ---------       --------------
Net revenues:
    DBS services                                           $  72,667       $  136,166         $  58,061    |  $    122,365
    Lease and other                                            1,014              640                85    |         7,058
                                                           ---------       ----------         ---------    |     ---------
      Total net revenues                                      73,681          136,806            58,146    |       129,423
                                                                                                           |
Operating expenses:                                                                                        |
    Programming, technical, general and                                                                    |
      administrative                                          61,500          120,205            46,494    |        90,204
    Marketing and selling                                     32,201           64,933             9,565    |        30,885
    Depreciation and amortization                             23,166           35,963            12,363    |        98,640
    Other expenses                                                 -              159             1,839    |           428
                                                           ---------       ----------         ---------    |     ---------
                                                                                                           |
      Loss from operations                                   (43,186)         (84,454)          (12,115)   |       (90,734)
                                                                                                           |
Interest expense                                             (20,537)         (45,012)          (16,346)   |       (34,106)
Interest income                                                1,573            2,394               291    |           447
Other non-operating expenses                                       -             (868)           (1,513)   |          (419)
                                                           ---------       ----------         ---------    |     ---------
                                                                                                           |
    Loss before income taxes and extraordinary items         (62,150)        (127,940)          (29,683)   |      (124,812)
                                                                                                           |
Benefit for income taxes                                           -                -                 -    |       (47,429)
                                                           ---------       ----------         ---------    |     ---------
                                                                                                           |
    Loss before extraordinary items                          (62,150)        (127,940)          (29,683)   |       (77,383)
                                                                                                           |
Extraordinary loss from extinguishment of debt                (2,577)          (2,935)                -    |             -
                                                           ---------       ----------         ---------    |     ---------
                                                                                                           |
    Net loss                                               $ (64,727)      $ (130,875)        $ (29,683)   |     $ (77,383)
                                                           =========       ==========         =========    |     =========

           See accompanying notes to consolidated financial statements

                              Golden Sky DBS, Inc.
            Consolidated Statements of Stockholder's Equity (Deficit)
                                 (In thousands)

                                                             Common Stock
                                                       --------------------------  Additional                            Total
                                                          Number        Par          Paid-In        Accumulated       Stockholder's
                                                        Of Shares      Value         Capital          Deficit       Equity (Deficit)
                                                       -----------------------------------------------------------------------------
 Balances at January 1, 1998                                   -    $      -        $  87,400        $  (16,951)       $  70,449
  Contribution from Golden Sky Holdings, Inc.                  -           -           10,200                 -           10,200
  Net loss                                                     -           -                -           (64,727)         (64,727)
                                                        --------    --------        ---------        ----------        ---------
 Balances at December 31, 1998                                 -           -           97,600           (81,678)          15,922

  Issuance of 100 shares of common stock                       -           -                -                 -                -
  Deferred compensation pursuant to issuance of Golden                                                                         -
     Sky Holdings, Inc. common stock options                   -           -              154                 -              154
  Net loss                                                     -           -                -          (130,875)        (130,875)
                                                        --------    --------        ---------        ----------        ---------
 Balances at December 31, 1999                                 -           -           97,754          (212,553)        (114,799)

  Deferred compensation pursuant to issuance of Golden
    Sky Holdings, Inc. common stock options                    -           -              148                 -              148
  Net loss                                                     -           -                -           (29,683)         (29,683)
                                                        --------    --------        ---------        ----------        ---------
 Balances at May 5, 2000                                       -           -           97,902          (242,236)        (144,334)

  Net push down effect of merger with Pegasus
    Satellite Communications                                   -           -          662,294                 -          662,294
  Contributions from Pegasus Satellite Communications          -           -           24,378                 -           24,378
  Net loss                                                     -           -                -           (77,383)         (77,383)
                                                        --------    --------        ---------        ----------        ---------
 Balances at December 31, 2000                                 -    $      -        $ 784,574        $ (319,619)       $ 464,955
                                                        ========    ========        =========        ==========        =========




          See accompanying notes to consolidated financial statements

                              Golden Sky DBS, Inc.
                      Consolidated Statements of Cash Flows
                                 (In thousands)

                                                                                                            2000
                                                                     Year Ended              --------------------------------
                                                                    December 31,             January 1              May 6
                                                                1998           1999           to May 5        to December 31
                                                              ---------     ----------       ---------        ---------------
Cash flows from operating activities:
    Net loss                                                  $ (64,727)    $ (130,875)      $ (29,683)    |     $ (77,383)
    Adjustments to reconcile net loss                                                                      |
      to net cash used for operating activities:                                                           |
    Extraordinary loss on extinguishment of debt                  2,577          2,935               -     |             -
    Depreciation and amortization                                23,166         35,963          12,363     |        98,640
    Amortization of debt discount and deferred                                                             |
       financing fees                                               977         13,676           5,463     |        12,239
    Stock incentive compensation                                      -            154             148     |           402
    Bad debt expense                                              1,536          4,076           1,589     |         2,878
    Deferred income taxes                                             -              -               -     |       (47,429)
    Loss on disposal of assets                                        -              -             386     |           790
    Change in assets and liabilities:                                                                      |
        Accounts receivable                                      (5,423)        (3,822)         (1,214)    |       (10,449)
        Inventory                                                (8,049)         7,038             794     |         2,314
        Prepaid expenses and other                               (1,228)           207             775     |          (541)
        Accounts payable and accrued expenses                     4,360          8,876          (2,917)    |        15,033
        Accrued interest                                         10,223            670          (5,136)    |         4,690
        Deposits and other                                            -              -             151     |        (3,798)
                                                              ---------     ----------       ---------     |     ---------
                                                                                                           |
    Net cash used for operating activities                      (36,588)       (61,102)        (17,281)    |        (2,614)
                                                              ---------     ----------       ---------     |     ---------
                                                                                                           |
Cash flows from investing activities:                                                                      |
    Acquisitions, net of cash acquired                         (104,487)       (36,778)         (1,509)    |             -
    Merger costs allocated to DBS rights                              -              -               -     |        (9,202)
    Capital expenditures                                         (3,317)        (3,452)           (209)    |        (1,424)
    Purchase of intangible assets                                     -              -               -     |        (4,297)
    Other                                                          (500)           112               -     |             -
                                                              ---------     ----------       ---------     |     ---------
                                                                                                           |
    Net cash used for investing activities                     (108,304)       (40,118)         (1,718)    |       (14,923)
                                                              ---------     ----------       ---------     |     ---------
                                                                                                           |
Cash flows from financing activities:                                                                      |
    Proceeds from long-term debt                                189,150        100,049               -     |             -
    Repayments of long-term debt                                 (3,675)        (8,846)         (2,907)    |        (1,000)
    Net borrowings (repayments) on bank credit                                                             |
      facilities                                                  7,000        (15,000)          8,000     |        20,000
    Advances from affiliates                                          -              -               -     |         6,195
    Restricted cash                                             (51,617)        27,886          11,850     |        11,881
    Deferred financing costs                                     (5,138)        (5,516)           (977)    |           194
    Capital lease payments                                            -              -            (203)    |          (257)
    Contributions from parent companies                               -          1,428               -     |        12,000
                                                              ---------     ----------       ---------     |     ---------
                                                                                                           |
    Net cash provided by financing activities                   135,720        100,001          15,763     |        49,013
                                                              ---------     ----------       ---------     |     ---------
                                                                                                           |
Net increase (decrease) in cash and cash equivalents             (9,172)        (1,219)         (3,236)    |        31,476
Cash and cash equivalents, beginning of period                   13,632          4,460           3,241     |             5
                                                              ---------     ----------       ---------     |     ---------
Cash and cash equivalents, end of period                      $   4,460     $    3,241       $       5     |     $  31,481
                                                              =========     ==========       =========     |     =========

           See accompanying notes to consolidated financial statements

                              GOLDEN SKY DBS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   The Company

         Golden Sky DBS, Inc. ("Golden Sky," or together with its subsidiaries, the "Company") is a holding company formed in February 1999 that operates through its subsidiaries to provide direct broadcast satellite television ("DBS") services to subscribers in rural areas of 24 states. Golden Sky is a direct wholly owned subsidiary of Golden Sky Holdings, Inc. ("GSH"). Golden Sky's principal operating and directly owned subsidiary is Golden Sky Systems, Inc. ("GSS").

         On May 5, 2000, the Company became an indirect wholly-owned subsidiary of Pegasus Satellite Communications, Inc. ("Pegasus Satellite"), formerly known as Pegasus Communications, Inc. through a merger of GSH and a subsidiary of Pegasus Satellite that was accounted for as a purchase. The stockholders of GSH exchanged all of their outstanding capital stock for 12.2 million shares of Pegasus Satellite's Class A common stock, valued at $578.6 million, and 724,000 options to purchase Pegasus Satellite's Class A common stock, valued at $33.2 million. All of the Class A common stock of Pegasus Satellite received by Golden Sky Holding's stockholders at the time of the merger has automatically become, as part of a reorganization in which Pegasus Satellite adopted a new holding company structure, the Class A common stock of Pegasus Satellite's new holding company, Pegasus Communications Corporation. For more information regarding the reorganization, see Note 14.

         The total consideration of the merger was $1.2 billion, as revised (see below). As a result of Pegasus Satellite's use of the purchase method of accounting for the acquisition, the purchase price was pushed down to the Company's financial statements and allocated to its assets and liabilities, resulting in a new basis being assigned to them. The principal effect of the push down of the purchase price was an increase in the amount of the Company's DBS rights assets by $1.0 billion, as revised.

         At year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the acquisition. The revised merger consideration included $293.7 million of GSH consolidated net liabilities, including a deferred income tax asset of $89.3 million, as revised, principally for cumulative consolidated income tax net operating loss carryforwards existing at the acquisition date. Also included in the consideration was a deferred income tax liability of $421.3 million, as revised, principally for the excess of the book basis over the income tax basis of the revised amount of DBS rights assets existing at the acquisition date. The revised amount allocated to the DBS rights of $1.0 billion was net of $94.1 million for the push down effect of Pegasus Satellite's consolidated deferred income tax valuation allowances no longer required with the revised effects of the acquisition.

         The cumulative effect of the revised purchase accounting from the date of the acquisition to December 31, 2000 was: an increase in deferred income tax assets of $14.5 million, a reduction in the valuation allowance applied to deferred income tax assets of $85.6 million, a reduction in the amount of the purchase price allocated to DBS rights assets acquired of $251.7 million, a reduction in the accumulated amortization of DBS rights assets of $10.5 million, a reduction in deferred income tax liabilities of $64.2 million and a decrease in additional paid in capital of $94.1 million for the push down effect of Pegasus Satellite's consolidated valuation allowances no longer required in association with the acquisition. The effect of these revisions in the statement of operations for 2000 was a reduction of DBS rights amortization expense of $10.5 million and an increase in income tax benefits of $6.8 million. See Note 13.

         The consolidated debt of GSH became part of the consolidated debt of Pegasus Satellite at the date of the acquisition. As a result, the debt of GSH is included in Pegasus Satellite's balance sheet at December 31, 2000. Pegasus Satellite does not guarantee or otherwise have any liability for GSH's indebtedness or any other liability of GSH or its subsidiaries. GSH does not guarantee or otherwise have any liability for any indebtedness or other liability of Pegasus Satellite or any of Pegasus Satellite's subsidiaries.

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Summary of Significant Accounting Policies

Basis of Presentation:

         The financial statements include the accounts of Golden Sky and its subsidiaries on a consolidated basis. All intercompany transactions and balances have been eliminated. Minority interest represents the cumulative earnings and losses, after capital contributions, attributable to minority partners and stockholders. Certain amounts for 1998 and 1999 have been reclassified for comparative purposes.

         As a result of the merger with Pegasus Satellite and Pegasus Satellite's use of the purchase method of accounting for the GSH acquisition, Pegasus Satellite's purchase price for GSH was pushed down to the Company's financial statements and allocated to the affected assets and liabilities, resulting in a new basis being assigned to them. The push down of the purchase price increased the value of the Company's DBS rights assets by $1.0 billion, as corrected for the revision described above. As a consequence of this push down accounting, the Company's results of operations and cash flows after the merger are not comparable with those prior to the merger, and these have been segregated in the respective financial statements. The period preceding the merger of January 1 through May 5, 2000 and the periods after the merger of May 6 through December 31, 2000 have been combined to arrive at the Company's results of operations and cash flows for 2000.

         The Company's overall business is its only segment and its operations are managed on the same basis as that presented in the financial statements contained herein.

Use of Estimates in the Preparation of Financial Statements:

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingencies. Actual results could differ from those estimates. Significant estimates relate to the useful lives and recoverability of intangible assets and valuation allowances associated with deferred income tax assets.

Relationship with Affiliate:

         As a result of the merger with Pegasus Satellite, the Company's sales and internal administrative and support functions are managed and performed by Pegasus Satellite and Pegasus Satellite Television, Inc. ("PST"). Prior to the merger, these functions were performed directly by the Company. PST is an indirect wholly owned subsidiary of Pegasus Satellite. Revenue and related programming and certain subscriber acquisition costs recognized by the Company are based on subscribers specific to the Company. Interest expense recognized by the Company is based on its own debt instruments outstanding. PST allocates other costs of operations common to both PST and the Company, such as customer care costs, sales function, labor and internal support costs, to the Company based on a proportion of the Company's number of subscribers. The total amount of these costs allocated to the Company in 2000 was $9.4 million. PST owns and manages all inventory for the Company. PST also performs the Company's cash management functions, including those concerning accounts payable. Balances due to or from PST are settled in cash monthly.

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents:

         Cash and cash equivalents include highly liquid investments purchased with an initial maturity of three months or less. The Company has cash balances in excess of the federally insured limits at various banks.

Restricted Cash:

         The Company had restricted cash held in escrow of $23.7 million at December 31, 1999 in connection with the indenture for GSS' 12-3/8% Senior Subordinated Notes due 2006, plus investment earnings thereon. In accordance with the indenture, the escrow was released in 2000 and used to pay interest due on the notes. No further escrow balance or requirement exists with respect to these notes.

Inventory:

         As a result of the merger with Pegasus Satellite, the Company no longer maintains an inventory of equipment for resale as it had prior to the merger. PST meets all of the equipment needs of the Company's subscribers.

Long-lived Assets:

         The Company's assets are reviewed for impairment whenever events or circumstances provide evidence that suggest the carrying amounts may not be recoverable. The Company assesses the recoverability of its assets by determining whether the depreciation or amortization of the respective asset balance can be recovered through projected undiscounted future cash flows. To date, no such impairments have occurred.

Property and Equipment:

         Property and equipment are stated at cost. The cost and related accumulated depreciation of assets fully depreciated, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains and losses are included in results of operations. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of the related assets are capitalized and depreciated. Depreciation is computed for financial reporting purposes using the straight-line method based upon the following lives:

         Equipment, furniture and fixtures....................     5 to 10 years
         Buildings and improvements...........................     3 to 10 years
         Vehicles and other equipment.........................      3 to 5 years

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Summary of Significant Accounting Policies  (continued)

Intangible Assets:

         Intangible assets are stated at cost. The cost and related accumulated amortization of assets fully amortized, sold, retired or otherwise disposed of are removed from the respective accounts and any resulting gains and losses are included in results of operations. Amortization of intangible assets is computed for financial reporting purposes using the straight-line method based upon the following lives:

         DBS rights...........................................          10 years
         Other intangibles....................................     2 to 15 years

Deferred Financing Costs:

         Financing costs incurred in obtaining long-term financing are deferred and amortized over the term of the applicable financing. Accumulated amortization was $2.7 million and $4.8 million at December 31, 1999 and 2000, respectively. The Company uses the straight-line method to amortize these costs.

Revenue:

         Principal revenue is earned by providing video and audio programming to viewers who subscribe to the service. This revenue is recognized over the subscription period and when viewed for on demand programming.

Subscriber Acquisition Costs:

         Marketing and selling expenses incurred are also known as subscriber acquisition costs. Subscriber acquisition costs are sales and marketing expenses incurred and promotional programming provided in connection with the addition of new subscribers. These are charged to expense in the period incurred.

Advertising Costs:

         Advertising costs are charged to operations in the period incurred and were $5.1 million in 1998, $5.9 million in 1999, $1.4 million in the period January 1 through May 5, 2000 and $5.6 million in the period May 6 through December 31, 2000.

Income Taxes:

         As a result of the merger with Pegasus Satellite, the Company is included in the consolidated income tax return of Pegasus Satellite. Prior to the merger with Pegasus Satellite, the Company participated in the consolidated income tax return of GSH. The Company's income tax expense or benefit is computed on a separate return basis.

         The Company accounts for income taxes utilizing the asset and liability approach, whereby deferred income tax assets and liabilities are recorded for the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. Deferred income taxes are measured using enacted tax rates and laws that will be in effect when the underlying assets or liabilities are expected to be received or settled. A valuation allowance is recorded for deferred income taxes where it appears more likely than not that the Company will not be able to recover the deferred income tax asset.

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.  Summary of Significant Accounting Policies  (continued)

Concentration of Credit Risk:

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables, cash and cash equivalents. Concentrations of credit risk with respect to trade receivables are limited due to the large numbers comprising the Company's subscriber base and their dispersion across different businesses and geographic regions. At December 31, 1999 and 2000, the Company had no other significant concentrations of credit risk.

Reliance on DIRECTV:

         The Company's business is derived from providing DBS services as an independent DIRECTV(R) ("DIRECTV") provider. DIRECTV is a service of DIRECTV, Inc. Because the Company is a distributor of DIRECTV services, the Company may be adversely affected by any material adverse changes in the assets, financial condition, programming, technological capabilities or services of DIRECTV, Inc. Currently, the Company is in litigation against DIRECTV, Inc. (see Note 12).

New Accounting Pronouncements:

         Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, became effective for the Company on January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of this standard on January 1, 2001 did not have any impact on the Company as the Company did not have any derivative instruments on the date of adoption.

         The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 addresses revenue recognition policies and practices of companies that report to the SEC. SAB 101 became effective for the Company in the fourth quarter of 2000 and did not have any impact on the Company upon its adoption.

         In September 2000, the Financial Accounting Standards Board issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement revises standards for accounting for securitizations and other transfers of financial assets and collateral. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Certain provisions of this standard are effective for fiscal years ending after December 15, 2000 and other provisions are effective after March 31, 2001. The provisions of the statement effective after December 15, 2000 did not have any impact on the Company, and the Company believes that the provisions that are not yet effective will not have any impact on the Company upon adoption.

3.  Property and Equipment

         Property and equipment consist of the following (in thousands):

                                                   December 31,     December 31,
                                                       1999             2000
                                                   ------------     ------------
    Equipment, furniture and fixtures.......         $ 7,754          $ 6,022
    Building and improvements...............           1,248              545
    Vehicles................................             888               47
    Other ..................................           1,881            3,097
                                                     -------          -------
                                                      11,771            9,711

    Accumulated depreciation................          (5,918)          (5,928)
                                                     -------          -------
    Net property and equipment..............           5,853            3,783
                                                     =======          =======

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   Property and Equipment  (continued)

         Depreciation expense was $2.2 million in 1998, $2.7 million in 1999, $972,000 in the period January 1 through May 5, 2000 and $1.5 million in the period May 6 through December 31, 2000.

4.   Intangible Assets

         Following are intangible assets at December 31, 1999 and 2000 (in thousands). DBS rights at December 31, 2000 were revised (see Note 13).

                                                  December 31,     December 31,
                                                      1999            2000
                                                   ---------       ----------
    DBS rights..............................        $266,874       $1,270,498
    Other...................................          30,973           40,429
                                                   ---------       ----------
                                                     297,847        1,310,927
    Accumulated amortization................         (60,921)        (169,568)
                                                   ---------       ----------
    Net intangible assets...................        $236,926       $1,141,359
                                                   =========       ==========

         The increase in DBS rights is due to the allocation of Pegasus Satellite's purchase price in the merger, as revised (see Note 13). Amortization expense was $21.0 million in 1998, $33.3 million in 1999, $11.4 million in the period January 1 through May 5, 2000 and $97.3 million, as revised (see Note
13), in the period May 6 through December 31, 2000.

5.   Long-Term Debt

         Long-term debt consists of the following (in thousands):

                                                   December 31,     December 31,
                                                       1999             2000
                                                   ------------     ------------
 Senior  Subordinated  Notes due
   2006 of GSS, interest  at  12.375%, payable
   semi-annually on February 1
   and August 1..................................    $195,000          $195,000
 Senior  Discount  Notes due  March 2007 of
   Golden  Sky,  interest  at 13.5%,
   payable semi-annually on March 1
   and September 1, commencing September 1,
   2004, net of unamortized discount of
   $81.0 million and $65.4 million as of
   December 31, 1999 and 2000, respectively......     112,095           127,739
 Senior seven-year $115.0 million revolving
   credit facility of GSS, interest at GSS'
   option at either the lender's rate plus an
   applicable margin or LIBOR plus an
   applicable margin.............................      17,000            37,000
 Senior  seven-year  $35.0 million term loan
   facility of GSS, interest at GSS' option at
   either the bank's rate plus an  applicable
   margin or LIBOR plus an applicable margin.....      35,000            35,000
 Other notes, due 2001 to 2003, interest at
   6.75% to 7%...................................       9,823             5,916
 Capital leases and other........................         460                 -
                                                     --------          --------
                                                      369,378           400,655
 Less current maturities.........................       3,248             1,970
                                                     --------          --------
 Long-term debt..................................    $366,130          $398,685
                                                     ========          ========

         Golden Sky's 13 1/2% Senior Discount Notes due March 2007 were issued at a discount and have a stated principal amount at maturity of $193.1 million. These notes are unsecured and effectively rank below all liabilities of Golden Sky's subsidiaries. Non-cash interest accretes on these notes until March 1, 2004. Thereafter, cash interest will accrue and be payable semi-annually. After March 1, 2004, Golden Sky has the option to redeem the notes at prices specified in the indenture for these notes.

         GSS has a credit agreement consisting of a $115.0 million senior revolving credit facility that expires September 2005 and a $35.0 million senior term loan facility that expires December 2005. Amounts borrowed under the agreement are unconditionally and irrevocably guaranteed by Golden Sky.

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Long Term Debt (continued)

GSH and subsidiaries of GSS. These borrowings are secured by the capital stock of Golden Sky, GSS and subsidiaries of GSS, a first priority security interest in all of the assets of GSS' subsidiaries and a collateral assignment of GSS' agreements with the National Rural Telecommunications Cooperative. The agreement contains certain financial covenants, including a debt to adjusted cash flow covenant. The borrowing commitment under the revolving facility automatically and permanently reduces quarterly over the term of the facility starting on March 31, 2001. Principal amounts outstanding in excess of the reduced commitment are to be repaid on each commitment reduction date. Principal outstanding under the term loan facility is payable quarterly in increasing increments over the term of the facility starting on March 31, 2002. Amounts repaid under the term facility may not be reborrowed. The margin on revolver base rates is 3% and the margin on revolver LIBOR rates is 3.25%. Margins on term loans are 4.25% for base rates and 4.5% for LIBOR rates. Margins may be reduced as specified in the agreement on the basis of the level of a specified ratio computation. Interest on outstanding principal borrowed under base rates is due and payable quarterly and interest on outstanding principal borrowed under LIBOR rates is due and payable the earlier of the end of the contracted interest rate period or three months. Unused amounts under the revolving facility are subject to commitment fees ranging from .5% to 1.25% based on the aggregate of borrowings outstanding and letters of credit issued under the facility.

         In January 2000, GSS amended the agreement in which its third quarter 1999 covenant violations were waived and certain fourth quarter 1999 and year 2000 covenant requirements were amended. In December 2000, GSS borrowed $20.0 million under the revolving facility. At December 31, 2000, $35.9 million of stand-by letters of credit were issued under the revolving facility that reduce the availability thereunder. The weighted average rates of interest, including applicable margins, on amounts outstanding at December 31, 2000 were 9.90% for the term facility and 10.26% for the revolving facility. The combined weighted average interest rate including applicable margins on the credit agreement was approximately 10.0% at December 31, 1999.

         GSS' $195.0 million of 12-3/8% Senior Subordinated Notes due August 2006 are guaranteed on a full, unconditional, senior subordinated basis, jointly and severally by specified subsidiaries of GSS. The notes are unsecured senior subordinated obligations that are subordinated to other senior indebtedness of GSS such as, among other things, its credit agreement and letters of credit. After August 1, 2003, GSS has the option to redeem the notes at prices specified in the indenture for these notes.

         The indebtedness described above generally limit the ability, among other things, to incur additional indebtedness and liens, issue other securities, make certain payments and investments, pay dividends, transfer cash, dispose of assets and enter into other transactions, and imposes limitations on the activities of subsidiaries as applicable.

         When GSS entered into its existing credit agreement in 1998, the former credit agreement in effect at that time was terminated and the associated unamortized deferred financing costs were written-off as an extinguishment of debt of $2.6 million. In 1999, GSS amended the existing credit agreement and wrote-off unamortized deferred financing costs at the date of the amendment as an extinguishment of debt of $2.9 million.

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   Long Term Debt  (continued)

         At December 31, 2000, maturities of long-term debt at their stated maturity values were as follows (in thousands):

                    2001...........................   $ 1,970
                    2002...........................     3,296
                    2003...........................     2,259
                    2004...........................    34,850
                    2005...........................    35,541
                    Thereafter.....................   388,100

         Commitment fees incurred in 1998, 1999 and 2000 were not significant.

         GSH's merger with Pegasus Satellite was a change in control that required the Company to make an offer to purchase its 13-1/2% senior discount notes due 2007 from then existing holders. The merger was also a change in control requiring GSS to make an offer to purchase its 12-3/8% senior subordinated notes due 2006 from then existing holders. The offers to purchase the respective notes expired June 30, 2000. None of the notes for either company were tendered.

6.    Leases

         After the merger with Pegasus Satellite, the Company's leases are primarily for office and telecommunications equipment through separate operating lease agreements. The operating leases expire at various dates through 2002. Rent expense was $2.5 million in 1999, $1.6 million in the period January 1 through May 5, 2000 and $652,000 in the period May 6 through December 31, 2000. At December 31, 2000, the Company had no capital leases. Future minimum lease payments on noncancellable operating leases at December 31, 2000 were $1.9 million in 2001 and $1.1 million in 2002. No lease payments presently exist beyond 2002.

7.   Income Taxes

         Following is a summary of income taxes for 1998, 1999 and 2000 (in thousands). Amounts in 2000 were revised (see Note 13).

                                                                  1998                 1999             2000
                                                               ---------            ---------        ---------
  Current:
    Federal.................................................    $ 16,325            $  36,437         $      -
    State and local.........................................       3,097                6,913                -
                                                               ----------            --------        ---------
    Total current...........................................      19,422               43,350                -
                                                               ----------            --------        ---------
  Deferred:
    Federal.................................................       3,103                3,122          (38,762)
    State and local.........................................         615                  592                -
    Change in valuation allowance...........................     (23,140)             (47,064)          (8,667)
                                                               ----------            --------        ---------
    Total deferred..........................................     (19,422)             (43,350)         (47,429)
                                                               ----------            --------        ---------
  Benefit attributable to continuing operations.............    $      -             $      -        $ (47,429)
                                                               ==========            ========        =========

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.   Income Taxes  (continued)

         Following are deferred income tax assets and liabilities at December 31, 1999 and 2000 (in thousands). Amounts at December 31, 2000 were revised (see
Note 13).

                                                                                       1999          2000
                                                                                    ----------    ----------
             Assets:
                 Receivables....................................................    $    383       $     380
                 Accrued expenses...............................................         337               -
                 Excess of tax basis over book basis of property, plant and
                    equipment...................................................         139             218
                 Excess of tax basis over book basis of amortizable
                    intangible assets...........................................       8,255               -
                 Loss carryforwards.............................................      71,738          99,739
                 Other..........................................................         861               -
                                                                                    ----------    ----------
                    Total deferred tax assets...................................      81,713         100,337
                                                                                    ----------    ----------
             Liabilities:
                 Excess of book basis over tax basis of amortizable
                    intangible assets...........................................           -        (384,853)
                                                                                    ----------    ----------
                   Total deferred tax liabilities...............................           -        (384,853)
                                                                                    ----------    ----------
             Net deferred tax assets (liabilities)..............................      81,713        (284,516)
             Valuation allowance................................................     (81,713)              -
                                                                                    ----------    ----------
             Net deferred tax liabilities.......................................    $      -       $(284,516)
                                                                                    ==========    ==========

         The increase in the value of DBS rights resulting from the merger with Pegasus Satellite created a deferred income tax liability, as revised (see Note
13), that placed the Company in a net deferred income tax liability position in 2000. Accordingly, the valuation allowances against deferred income tax assets existing at the date of the merger were no longer required. At December 31, 2000, the Company had net operating loss carryforwards for income tax purposes of $262.4 million available to offset future taxable income that expire beginning 2008 through 2020.

         Following is a reconciliation of the Federal statutory income tax rate to the Company's effective Federal income tax rate attributable to continuing operations for 1998, 1999 and 2000. Amounts in 2000 were revised (see Note 13).

                                            1998          1999          2000
                                           ------        ------        ------
        Statutory rate..............       (34.00)%      (34.00)%      (35.00)%
        Valuation allowance.........        37.20         36.70             -
        Other.......................        (3.20)        (2.70)        (3.00)
                                           ------        ------        ------
        Effective rate..............            -%            -%       (38.00)%
                                           ======        ======        ======

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Supplemental Cash Flow Information

         Following are significant noncash investing and financing activities for 1998, 1999 and 2000 (in thousands). The net push down effects of and net deferred taxes recognized in merger amounts in 2000 were revised (see Note 13).

                                                                              1998            1999          2000
                                                                           ---------       ----------   ------------
 Net push down effects of merger with Pegasus Satellite................    $     -          $             $662,294
 Net deferred taxes recognized in merger with Pegasus Satellite........          -               -         331,944
 Debt repaid and merger costs paid by Pegasus Satellite................          -               -          12,378
 Borrowings under credit facilities refinanced.........................     88,000               -               -
 Debt assumed in acquisitions..........................................     10,157               -               -
 Notes payable assumed in acquisition of minority interest.............          -           2,925               -
 Preferred stock issued in acquisition.................................     10,200               -               -

         The Company paid cash for interest of $9.3 million in 1998, $30.0 million in 1999, $15.8 million in the period January 1 through May 5, 2000 and $17.4 million in the period May 6 through December 31, 2000. The Company paid no income taxes in 1998, 1999 and 2000.

9. Acquisitions

         In 1998 and 1999, the Company acquired 19 and 10 independent DIRECTV providers, respectively, along with the rights to provide DIRECTV programming in various rural areas of the United States and related assets in exchange for total consideration of $124.8 million and $35.3 million, respectively. These acquisitions were accounted for under the purchase method.

10. Financial Instruments

         The carrying and fair values of the Company's financial instruments at December 31, 1999 and 2000 were as follows (in thousands):

                                                                1999                        2000
                                                     --------------------------- ---------------------------
                                                       Carrying        Fair        Carrying        Fair
                                                        Amount        Value         Amount        Value
                                                     ------------- ------------- ------------- -------------
       Debt.......................................     $369,378      $395,511      $400,655      $393,123

         Golden Sky's and GSS' notes are publicly-held and their fair values were estimated based on their quoted market prices. The carrying value of debt outstanding under credit facilities approximates fair value because the outstanding amounts are subject to short-term variable rates of interest, and the rates in effect at December 31, 1999 and 2000 approximate the market rates available at that date. The carrying value of other financial instruments equals or approximates fair value.

11. Employee Benefit Plans

         Prior to the merger with Pegasus Satellite, the Company had a 401(k) retirement plan and stock incentive plan. These plans were terminated in conjunction with the merger. No expenses were incurred for these plans in 1998 and 2000 and expenses incurred in 1999 were not significant. Stock options outstanding at the date of the merger under Golden Sky's plan of 55,000 were converted into 724,000 stock options of Pegasus Satellite under its stock option plan, as adjusted for Pegasus Satellite's two-for-one stock split effected in May 2000. The value of the stock options converted was included in Pegasus Satellite's purchase accounting for the merger. Participants in the 401(k) plan at the date of the merger were given the option to later enroll in Pegasus Satellite's 401(k) plan, roll over their plan amounts into another plan or take distributions of plan amounts in accordance with their employment status with the Company or Pegasus Satellite after the merger.

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Commitments and Contingent Liabilities

DIRECTV, Inc., Litigation

         GSS is an affiliate of the National Rural Telecommunications Cooperative ("NRTC"). The NRTC is a cooperative organization whose members and affiliates are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. GSS' ability to distribute DIRECTV programming services is dependent upon agreements between the NRTC and Hughes Electronics Corporation and between the Company and the NRTC.

         The NRTC

         On June 3, 1999, the NRTC filed a lawsuit in federal court against DIRECTV, Inc. seeking a court order to enforce the NRTC's contractual rights to obtain from DIRECTV, Inc. certain premium programming formerly distributed by United States Satellite Broadcasting Company, Inc. for exclusive distribution by the NRTC's members and affiliates in their rural markets. The NRTC also sought a temporary restraining order preventing DIRECTV, Inc. from marketing the premium programming in such markets and requiring DIRECTV, Inc. to provide the NRTC with the premium programming for exclusive distribution in those areas. The court, in an order dated June 17, 1999, denied the NRTC a preliminary injunction on such matters, without deciding the underlying claims.

         On July 22, 1999, DIRECTV, Inc. responded to the NRTC's continuing lawsuit by rejecting the NRTC's claims to exclusive distribution rights and by filing a counterclaim seeking judicial clarification of certain provisions of DIRECTV Inc.'s contract with the NRTC. As part of the counterclaim, DIRECTV, Inc. is seeking a declaratory judgment that the term of the NRTC's agreement with DIRECTV, Inc. is measured only by the orbital life of DBS-1, the first DIRECTV satellite launched, and not by the orbital lives of the other DIRECTV satellites at the 101(degree)W orbital location. According to DIRECTV, Inc., DBS-1 suffered a failure of its primary control processor in July 1998 and since that time has been operating normally using a spare control processor. While the NRTC has a right of first refusal to receive certain services from any successor DIRECTV satellite, the scope and terms of this right of first refusal are also being disputed in the litigation, as discussed below. This right is not expressly provided for in our agreements with the NRTC.

         On September 9, 1999, the NRTC filed a response to DIRECTV, Inc.'s counterclaim contesting DIRECTV, Inc.'s interpretations of the end of term and right of first refusal provisions. On December 29, 1999, DIRECTV, Inc. filed a motion for partial summary judgment. The motion sought a court order that the NRTC's right of first refusal, effective at the termination of DIRECTV, Inc.'s contract with the NRTC, does not include programming services and is limited to 20 program channels of transponder capacity. On January 31, 2001, the court issued an order denying DIRECTV, Inc.'s motion in its entirety for partial summary judgment relating to the right of first refusal.

         If DIRECTV, Inc. were to prevail on its counterclaim, any failure of DBS-1 could have a material adverse effect on our DIRECTV rights. The Company and Pegasus Satellite have been informed that DIRECTV may amend its counterclaim to file additional claims against the NRTC.

         On August 26, 1999, the NRTC filed a separate lawsuit in federal court against DIRECTV, Inc. claiming that DIRECTV, Inc. had failed to provide to the NRTC its share of launch fees and other benefits that DIRECTV, Inc. and its affiliates have received relating to programming and other services. On November 15, 1999, the court granted a motion by DIRECTV, Inc. and dismissed the portion of this lawsuit asserting tort claims, but left in place the remaining claims asserted by the NRTC.

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Commitments and Contingent Liabilities (continued)

         Both of the NRTC's lawsuits against DIRECTV, Inc. have been consolidated. A trial date of February 25, 2002 has been set for these lawsuits and two additional lawsuits against DIRECTV, Inc. discussed below.

         Pegasus Satellite Television, Inc. ("PST") and GSS

         On January 10, 2000, GSS and PST filed a class action lawsuit in federal court in Los Angeles against DIRECTV, Inc. as representatives of a proposed class that would include all members and affiliates of the National Rural Telecommunications Cooperative that are distributors of DIRECTV, Inc. The complaint contained causes of action for various torts, common law counts and declaratory relief based on DIRECTV, Inc.'s failure to provide the National Rural Telecommunications Cooperative with certain premium programming, and on DIRECTV, Inc.'s position with respect to launch fees and other benefits, term and right of first refusal. The complaint sought monetary damages and a court order regarding the rights of the NRTC and its members and affiliates.

         On February 10, 2000, GSS and PST filed an amended complaint which added new tort claims against DIRECTV, Inc. for interference with our relationships with manufacturers, distributors and dealers of direct broadcast satellite equipment. The class action allegations GSS and PST previously filed were later withdrawn to allow a new class action to be filed on behalf of the members and affiliates of the NRTC. The new class action was filed on February 27, 2000.

         On December 10, 2000, the court rejected in its entirety DIRECTV, Inc.'s motion to dismiss certain of the claims asserted by GSS, PST and the putative class. On January 31, 2001, the court denied in its entirety a motion for summary judgment filed by DIRECTV, Inc. relating to the right of first refusal. The court also certified the plaintiff's class on December 28, 2000.

         On March 9, 2001, DIRECTV, Inc. filed a counterclaim against GSS and PST, as well as the class members. In the counterclaim, DIRECTV, Inc. seeks two claims for relief: a declaratory judgement that we have no right of first refusal in the agreements with the NRTC to have DIRECTV, Inc. provide any services after the expiration of the term of these agreements; and an order that DBS-1 is the satellite (and the only satellite) that measures the term of the agreements with the NRTC. GSS and PST have been informed by DIRECTV, Inc. that it intends to file a motion for summary judgment on both of those claims.

         All four lawsuits discussed above, including both lawsuits brought by the NRTC, the class action and PST's and GSS's lawsuit, are pending before the same judge. The court has set a trial date of February 25, 2002 for all four of these actions.

         The Company's revenue and financial performance would be adversely affected if the Company was unable to continue offering DIRECTV products.

13. Quarterly (Unaudited) Financial Information as Reported and Restated

         As discussed in Note 1, at year end 2000, Pegasus Satellite corrected the purchase accounting and allocation of the purchase consideration of the acquisition. Because of the magnitude of these revisions, the Company is restating previously reported financial information. The restatements only affect information reported subsequent to the acquisition, which commences with the period May 6 through June 30, 2000.

         Following is unaudited quarterly statement of operations information for each quarter within 1999 and 2000 and for the periods April 1 through May 5, 2000 and May 6 through June 30, 2000. The information required to be reported in this quarterly summary is net revenues, loss from operations, loss

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Quarterly (Unaudited) Financial Information as Reported and Restated (continued)

before extraordinary items and net loss. This information in 2000 is presented as previously reported and, for periods subsequent to the GSH acquisition, as restated for the revisions discussed above. In addition to these items, the Company is presenting other items previously reported within the periods subsequent to the GSH acquisition that are affected by and being restated for the above revisions.


                                            Quarter Ended       April 1         May 6           Quarter Ended        Quarter Ended
            (in thousands)                     March 31,       through May   through June        September 30,        December 31,
              (unaudited)                        2000           5, 2000        30, 2000              2000                 2000
                                            --------------    ------------- --------------    ----------------     ----------------
Net revenues...............................   $ 43,548           $14,598       $29,125             $45,951              $54,347

Depreciation and amortization expense:
   As reported.............................                                     25,796              42,268
   As restated.............................                                     23,171              38,330
Loss from operations:
   As reported.............................     (9,364)           (2,751)      (21,949)            (40,303)             (35,045)
   As restated.............................                                    (19,324)            (36,365)
Benefit for income taxes:
   As reported.............................                                     (8,454)            (12,297)
   As restated.............................                                    (10,647)            (18,607)
Net loss:
   As reported.............................    (21,835)          (7,848)       (22,189)            (40,608)             (29,652)
   As restated.............................                                    (17,371)            (30,360)

         As a result of the revisions to the purchase accounting of the GSH acquisition, amortization expense for DBS rights was reduced by $3.9 million and income tax expense of $1.7 million was recognized in the quarter ended December 31, 2000.

                                                                         Quarter Ended
            (in thousands)                    March 31,         June 30,         September 30,        December 31,
             (unaudited)                         1999              1999               1999                 1999
                                            --------------    -------------     ----------------    -----------------
Net revenues...............................    $28,585          $31,370              $36,355             $40,496
Loss from operations.......................    (16,734)         (19,166)             (29,930)            (18,624)
Loss before extraordinary items............    (25,872)         (30,104)             (41,087)            (30,877)
Net loss...................................    (28,807)         (30,104)             (41,087)            (30,877)

         In the first quarter of 1999, the Company had an extraordinary loss of $2.9 million in connection with an amendment to GSS' credit agreement.

                              GOLDEN SKY DBS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Quarterly (Unaudited) Financial Information as Reported and Restated (continued)

         Following is balance sheet information for the second and third quarters ended in 2000 as previously reported and restated for the GSH purchase accounting revisions.

                                                                  Quarter Ended
                     (in thousands)                         June 30,          September 30,
                     (unaudited)                              2000                  2000
                                                          --------------    -----------------
Intangible assets, net:
   As reported........................................     $1,466,015           $1,430,398
   As restated........................................      1,216,976            1,185,297
Net non-current deferred income tax liabilities:
   As reported........................................        481,012              468,716
   As restated........................................        321,297              302,691
Total stockholder's equity (deficit):
   As reported........................................        614,394              574,024
   As restated........................................        525,070              494,948

14. Subsequent Events

         On February 22, 2001, Pegasus Communications adopted a new holding company structure. In the reorganization, all common and preferred stock of Pegasus Satellite (formerly named Pegasus Communications Corporation) was exchanged for identical common and preferred stock of its new holding company, which assumed the name Pegasus Communications Corporation, and thereby, Pegasus Satellite became a direct subsidiary of the new holding company.

                                    Annex E

                            GOLDEN SKY HOLDINGS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                                 ----
Financial Statements:

Report of Independent Accountants.......................................................         E-1

Consolidated Balance Sheets as of December 31, 1998 and 1999............................         E-2

Consolidated Statements of Operations for the years ended
December 31, 1997, 1998 and 1999........................................................         E-3

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended
December 31, 1997, 1998 and 1999........................................................         E-4

Consolidated Statements of Cash Flows for the years ended
December 31, 1997, 1998 and 1999........................................................         E-5

Notes to Consolidated Financial Statements..............................................         E-6

                         Independent Auditors' Report


Board of Directors and Investors
Golden Sky Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Golden Sky Holdings, Inc. as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golden Sky Holdings, Inc. as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


KPMG LLP
February 14, 2000
Kansas City, Missouri

                           GOLDEN SKY HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (Dollars in thousands, except per share amounts)



                                                                                        December 31,
                                                                                -----------------------------
                                                                                     1998            1999
                                                                                -------------   -------------
Assets
Current assets:
 Cash and cash equivalents ..................................................    $    4,488      $    3,270
 Restricted cash, current portion ...........................................        28,083          23,731
 Subscriber receivables (net of allowance for uncollectible accounts of $293
   and $973, respectively) ..................................................         8,632          12,333
 Other receivables ..........................................................         2,465             742
 Inventory ..................................................................        10,146           3,108
 Prepaid expenses and other .................................................         1,859           1,652
                                                                                 ----------      ----------
Total current assets ........................................................        55,673          44,836
Restricted cash, net of current portion .....................................        23,534              --
Property and equipment (net of accumulated depreciation of $3,214 and $5,918,
 respectively) ..............................................................         4,994           5,853
Intangible assets, net ......................................................       233,139         236,926
Deferred financing costs ....................................................        10,541          11,462
Other assets ................................................................           218             260
                                                                                 ----------      ----------
   Total assets .............................................................    $  328,099      $  299,337
                                                                                 ==========      ==========
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
 Trade accounts payable .....................................................    $   13,539      $   22,893
 Interest payable ...........................................................        11,009          11,679
 Current maturities of long-term obligations ................................         8,916           3,248
 Unearned revenue ...........................................................         5,574           8,669
 Accrued payroll and other ..................................................         1,391             933
                                                                                 ----------      ----------
Total current liabilities ...................................................        40,429          47,422
Long-term obligations, net of current maturities:
 12 3/8% Notes ..............................................................       195,000         195,000
 13 1/2% Notes ..............................................................            --         112,095
 Bank debt ..................................................................        67,000          52,000
 Seller notes payable .......................................................         6,912           6,932
 Other notes payable and obligations under capital leases ...................           376             103
 Minority interest ..........................................................         2,420             936
                                                                                 ----------      ----------
Total long-term obligations, net of current maturities ......................       271,708         367,066
                                                                                 ----------      ----------
Total liabilities ...........................................................       312,137         414,488
Mandatorily Redeemable Preferred Stock:
 Series A Convertible Participating Preferred Stock, par value $.01; 418,000
   shares authorized, issued and outstanding ................................        56,488          65,135
 Series B Convertible Participating Preferred Stock, par value $.01; 228,500
   shares authorized, 228,442 shares issued and outstanding .................        53,489          61,677
 Series C Senior Convertible Preferred Stock, par value $.01; 51,000 shares
   authorized, issued and outstanding .......................................        10,455          11,540
                                                                                 ----------      ----------
                                                                                    120,432         138,352
Commitments and contingencies
Stockholders' Equity (Deficit):
 Common Stock, par value $.01; 1,000,000 shares authorized, 24,931 shares issued and outstanding at December 31, 1998; 25,399 shares issued and
   outstanding at December 31, 1999 .........................................            --              --
 Additional paid-in capital .................................................            25             179
 Accumulated deficit ........................................................      (104,495)       (253,682)
                                                                                 ----------      ----------
Total stockholders' equity (deficit) ........................................      (104,470)       (253,503)
                                                                                 ----------      ----------
   Total liabilities and stockholders' equity (deficit) .....................    $  328,099      $  299,337
                                                                                 ==========      ==========

          See accompanying Notes to Consolidated Financial Statements.

                           GOLDEN SKY HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            (Dollars in thousands)

                                                                      Years Ended December 31,
                                                             -------------------------------------------
                                                                 1997           1998            1999
                                                             ------------   ------------   -------------
Revenue:
 DBS services ............................................    $  16,452      $  74,910      $  139,933
 Lease and other .........................................          944          1,014             640
                                                              ---------      ---------      ----------
Total revenue ............................................       17,396         75,924         140,573
Costs and expenses:
 Costs of DBS services ...................................        9,304         45,291          88,690
 System operations .......................................        3,796         11,021          19,733
 Sales and marketing .....................................        7,316         32,201          64,933
 General and administrative ..............................        2,331          7,431          15,708
 Depreciation and amortization ...........................        7,300         23,166          35,963
                                                              ---------      ---------      ----------
Total costs and expenses .................................       30,047        119,110         225,027
                                                              ---------      ---------      ----------
Operating loss ...........................................      (12,651)       (43,186)        (84,454)
Non-operating items:
 Interest and investment income ..........................           40          1,573           2,393
 Interest expense ........................................       (3,246)       (20,538)        (45,012)
 Merger, initial public offering and other non-operating
   expenses ..............................................           --             --          (1,259)
                                                              ---------      ---------      ----------
Total non-operating items ................................       (3,206)       (18,965)        (43,878)
                                                              ---------      ---------      ----------
Loss before income taxes .................................      (15,857)       (62,151)       (128,332)
Income taxes .............................................           --             --              --
                                                              ---------      ---------      ----------
Loss before extraordinary charge .........................      (15,857)       (62,151)       (128,332)
Extraordinary charge on early retirement of debt .........           --         (2,577)         (2,935)
                                                              ---------      ---------      ----------
Net loss .................................................      (15,857)       (64,728)       (131,267)
Preferred stock dividend requirements ....................       (7,888)       (14,855)        (17,920)
                                                              ---------      ---------      ----------
Net loss attributable to common shareholders .............    $ (23,745)     $ (79,583)     $ (149,187)
                                                              =========      =========      ==========

          See accompanying Notes to Consolidated Financial Statements.

                           GOLDEN SKY HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                            (Dollars in thousands)

                                                                           Additional
                                                                Common      Paid-In       Accumulated
                                                                 Stock      Capital         Deficit           Total
                                                               --------   -----------   --------------   ---------------
Balance at December 31, 1996 ...............................     $ --        $  1         $   (1,167)      $  (1,166)
Cancellation of originally issued Golden Sky Systems
 Common Stock ..............................................       --          (1)                --              (1)
Issuance of 100 shares of Golden Sky Holdings Common
 Stock upon formation of Golden Sky Holdings, Inc. .........       --          --                 --              --
Dividends accrued on Series A Preferred Stock ..............       --          --             (7,189)         (7,189)
Dividends accrued on Series B Preferred Stock ..............       --          --               (699)           (699)
Net loss ...................................................       --          --            (15,857)        (15,857)
                                                                 ----        ------       ----------       -----------
Balance at December 31, 1997 ...............................       --          --            (24,912)        (24,912)
Issuance of 24,831 shares of Golden Sky Holdings
 Common Stock pursuant to stock options exercised ..........       --          25                 --              25
Dividends accrued on Series A Preferred Stock ..............       --          --             (7,499)         (7,499)
Dividends accrued on Series B Preferred Stock ..............       --          --             (7,101)         (7,101)
Dividends accrued on Series C Preferred Stock ..............       --          --               (255)           (255)
Net loss ...................................................       --          --            (64,728)        (64,728)
                                                                 ----        ------       ----------       -----------
Balance at December 31, 1998 ...............................       --          25           (104,495)       (104,470)
Issuance of 468 shares of Golden Sky Holdings Common
 Stock pursuant to stock options exercised .................       --          --                 --              --
Dividends accrued on Series A Preferred Stock ..............       --          --             (8,647)         (8,647)
Dividends accrued on Series B Preferred Stock ..............       --          --             (8,188)         (8,188)
Dividends accrued on Series C Preferred Stock ..............       --          --             (1,085)         (1,085)
Deferred compensation pursuant to issuance of Common
 Stock options .............................................       --         154                 --             154
Net loss ...................................................       --          --           (131,267)       (131,267)
                                                                 ----        ------       ----------       -----------
Balance at December 31, 1999 ...............................     $ --         $179        $ (253,682)      $(253,503)
                                                                 ====        ======       ==========       ===========

          See accompanying Notes to Consolidated FInancial Statements.

                           GOLDEN SKY HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)

                                                                                            Years Ended December 31,
                                                                                 -----------------------------------------------
                                                                                      1997            1998             1999
                                                                                 --------------  --------------  ---------------
Cash Flows From Operating Activities
Net loss ......................................................................    $  (15,857)     $  (64,728)     $  (131,267)
Adjustments to reconcile net loss to net cash used in operating activities:
 Depreciation and amortization ................................................         7,300          23,166           35,963
 Amortization of debt discount, deferred financing costs and other ............           215             977           13,676
 Deferred compensation pursuant to issuance of Common Stock options ...........            --              --              154
 Extraordinary charge on early retirement of debt .............................            --           2,577            2,935
 Change in operating assets and liabilities, net of acquisitions:
   Subscriber receivables, net of unearned revenue ............................        (2,501)         (1,757)            (541)
   Other receivables ..........................................................          (161)         (1,568)           1,188
   Inventory ..................................................................        (1,604)         (8,049)           7,038
   Prepaid expenses and other .................................................          (203)         (1,228)             207
   Trade accounts payable .....................................................         7,515           5,068            9,354
   Interest payable ...........................................................           806          10,223              670
   Accrued payroll and other ..................................................         1,379          (1,270)            (478)
                                                                                   ----------      ----------      -----------
Net cash used in operating activities .........................................        (3,111)        (36,589)         (61,101)
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets .........................................      (120,051)       (104,487)         (35,339)
Purchases of minority interests ...............................................            --              --           (1,439)
Proceeds from interest escrow account .........................................            --         (51,617)          24,224
Release of amounts reserved for contingent reduction of bank debt .............            --              --            5,449
Investment earnings placed in escrow ..........................................            --              --           (1,787)
Purchases of property and equipment ...........................................          (998)         (3,317)          (3,452)
Other .........................................................................           320            (500)             112
                                                                                   ----------      ----------      -----------
Net cash used in investing activities .........................................      (120,729)       (159,921)         (12,232)
Cash Flows From Financing Activities
Proceeds from issuance of Series A preferred stock ............................        35,489              --               --
Proceeds from bridge loan .....................................................        10,000              --               --
Proceeds from issuance of Series B preferred stock ............................        35,616              --               --
Net proceeds from issuance of 123/8% Notes ....................................            --         189,150               --
Net proceeds from issuance of 131/2% Notes ....................................            --              --          100,049
Borrowings on bank debt .......................................................        75,000          90,000           38,000
Principal payments on bank debt ...............................................       (15,000)        (83,000)         (53,000)
Proceeds from issuance of notes payable .......................................         2,115              --               --
Principal payments on notes payable and obligations under capital leases ......        (2,902)         (3,675)          (8,846)
Proceeds from issuance of Common Stock ........................................            --              25               --
Increase in deferred financing costs ..........................................        (3,321)         (5,138)          (5,516)
Capital contribution from minority partner ....................................            --              --            1,428
                                                                                   ----------      ----------      -----------
Net cash provided by financing activities .....................................       136,997         187,362           72,115
                                                                                   ----------      ----------      -----------
 Net increase (decrease) in cash and cash equivalents .........................        13,157          (9,148)          (1,218)
 Cash and cash equivalents, beginning of period ...............................           479          13,636            4,488
                                                                                   ----------      ----------      -----------
 Cash and cash equivalents, end of period .....................................    $   13,636      $    4,488      $     3,270
                                                                                   ==========      ==========      ===========
Supplemental Disclosure of Cash Flow Information
Cash paid for interest ........................................................    $    2,225      $    9,337      $    30,014
Property and equipment acquired under capitalized lease obligations ...........           554             609               78
Retirement of Credit Agreement from borrowings under the Credit
 Facility .....................................................................            --          88,000               --
Issuance of seller notes payable in acquisitions ..............................         8,600          10,157               --
Conversion of notes payable and subscriptions to Series A preferred stock .....         6,311              --               --
Conversion of notes payable to Series B preferred stock .......................        10,073              --               --
Issuance of note payable in purchase of minority interest .....................            --              --            2,925
Series C preferred stock issued in acquisition ................................            --          10,200               --
Preferred dividend requirements accrued and unpaid ............................         7,888          14,855           17,920

          See accompanying Notes to Consolidated Financial Statements.

                           GOLDEN SKY HOLDINGS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Organization and Legal Structure

     Golden Sky Holdings, Inc. ("Holdings," and together with its subsidiaries, "Golden Sky") is a Delaware corporation formed on September 9, 1997 for the purpose of holding all the common and preferred stock of Golden Sky Systems, Inc. ("Systems"). Upon the formation of Holdings, Systems issued 1,000 shares of its common stock to Holdings and all the shareholders of the then outstanding preferred stock of Systems were issued equivalent shares of Holdings stock with identical features to Systems' preferred stock (the "Exchange"). The Exchange was accounted for as a reorganization of entities under common control and the historical cost basis of consolidated assets and liabilities was not affected by the transaction. Holdings has no significant assets or liabilities other than its investment in Systems. Accordingly, Systems has been treated as the predecessor to Holdings and the historical financial statements of Holdings presented for periods prior to September 9, 1997 are those of Systems.

     Until February 1999, Systems was a wholly-owned subsidiary of Holdings. On February 2, 1999, Golden Sky DBS, Inc. ("Golden Sky DBS") was formed for the purpose of effecting an offering of senior discount notes. Upon formation, Golden Sky DBS issued 100 shares of its common stock to Holdings in exchange for $100 and the subsequent transfer of all of the capital stock of Systems to Golden Sky DBS. Upon completion of the aforementioned transfer, Systems became a wholly-owned subsidiary of Golden Sky DBS.

Principal Business

     Systems is the second largest independent provider of DIRECTV subscription television services. DIRECTV is the leading direct broadcast satellite ("DBS") company serving the continental United States. Systems, a Delaware corporation formed on June 25, 1996 ("Inception"), is a non-voting affiliate of the National Rural Telecommunications Cooperative (the "NRTC"). The NRTC has contracted with Hughes Communications Galaxy, Inc. ("Hughes") for the exclusive right to distribute DIRECTV programming to homes in certain rural territories of the United States ("Rural DIRECTV Markets"). As of December 31, 1999, Systems had acquired 57 Rural DIRECTV Markets in 24 states with approximately
1.9 million households. As of that same date, Systems served approximately 345,200 subscribers.

Pegasus Merger

     Holdings entered into a definitive merger agreement with Pegasus Communications Corporation ("Pegasus") on January 10, 2000. Pegasus is the largest independent provider of DIRECTV subscription television services in the United States. The combined operations of Pegasus and Holdings will serve in excess of 1.1 million subscribers in 41 states and have the exclusive right to serve approximately 7.2 million rural households. Under the terms of the agreement, Pegasus will issue up to 6.5 million shares of its Class A common stock to Holdings shareholders. The value of the Pegasus shares to be issued to Holdings shareholders approximated $632 million as of the date of execution of the definitive merger agreement. Upon completion of the merger, Holdings will become a wholly owned subsidiary of Pegasus. Consummation of the merger, which is subject to certain conditions and approvals, is expected in the first or second quarter of 2000.

Significant Risks and Uncertainties

     Substantial Leverage. Golden Sky is highly leveraged, making it vulnerable to changes in general economic conditions and interest rates. As of December 31, 1999, Golden Sky had outstanding long-term debt (including current portion) totaling approximately $369.4 million. Substantially all of Golden Sky's assets are pledged as collateral on its long-term debt. Further, the terms associated with Golden Sky's long-term debt obligations significantly restrict its ability to incur additional indebtedness. Thus, it may be difficult for Golden Sky and its subsidiaries to obtain additional debt financing if desired or required in order to further implement Golden Sky's business strategy.

                           GOLDEN SKY HOLDINGS, INC.

1. Organization and Nature of Operations  -- (Continued)

     Expected Operating Losses. Due to the substantial expenditures required to acquire Rural DIRECTV Markets and subscribers, Golden Sky has sustained significant losses since Inception. Golden Sky's operating losses were $12.7 million, $43.2 million, and $84.5 million for the years ended December 31, 1997, 1998 and 1999 respectively. Golden Sky's net losses during those same periods aggregated $15.9 million, $64.7 million, and $131.3 million respectively. Improvement in Golden Sky's results of operations is principally dependent upon its ability to cost effectively expand its subscriber base, control subscriber churn (i.e., the rate at which subscribers terminate service), and effectively manage its operating and overhead costs. Golden Sky plans to reduce its future operating and overhead costs by transitioning its direct sales distribution model to an indirect (i.e., retail) distribution model. Accordingly, during the year ending December 31, 2000 Golden Sky plans, among other things, to: (i) close approximately 30 of its 68 local sales offices; (ii) reduce its corporate overhead expenses through headcount and other expense reductions; and (iii) increase the number of third-party retailers in its Rural DIRECTV Markets. Golden Sky estimates that it will incur aggregate, non-recurring costs of approximately $1.5 million in connection with these actions. These costs are expected to primarily consist of employee severance and lease termination expenses. There can be no assurance that Golden Sky will be effective with regard to these plans. Golden Sky incurs significant costs to acquire DIRECTV subscribers. The high cost of obtaining new subscribers magnifies the negative effects of subscriber churn. Golden Sky anticipates that it will continue to experience operating losses through at least 2000. There can be no assurance that such operating losses will not continue beyond 2000 or that Golden Sky's operations will generate sufficient cash flows to pay its obligations, including its obligations on its long-term debt.

     Restrictions on Dividends and Other Distributions. The ability of Systems and its subsidiaries to pay dividends and make other distributions and advances is subject to, among other things, the terms of its long-term debt obligations and applicable law. As a result, Systems may be limited in its ability to make dividend payments and other distributions to Golden Sky DBS or Holdings at the time such distributions are needed by Golden Sky DBS or Holdings to meet their obligations.

     Reliance on DIRECTV/NRTC. Golden Sky obtains substantially all of its revenue from the distribution of DIRECTV programming services. As a result, Golden Sky would be materially adversely affected by any material change in the assets, financial condition, programming, technological capabilities or services of DIRECTV or Hughes. Further, Golden Sky relies upon DIRECTV to continue to provide programming services on a basis consistent with its past practice. Any change in such practice due to, for example, a failure to replace a satellite upon the expiration of its useful orbital life or a delay in launching a successor satellite may prevent Golden Sky from continuing to provide DBS services and could have a material adverse effect on Golden Sky's financial condition and results of operations. Additionally, Golden Sky's ability to offer DIRECTV programming services depends upon agreements between the NRTC and Hughes and between Golden Sky and the NRTC. The NRTC's interests may differ from Golden Sky's interests. Golden Sky would be materially and adversely affected by the termination of the NRTC's agreement with Hughes and/or the termination of Golden Sky's agreements with the NRTC. Golden Sky's agreements with the NRTC require that it use the NRTC for certain support services including subscriber information and data reporting capability, retail billing services and central office subscriber services. Such services are critical to the operation and management of Golden Sky's business.

     On January 10, 2000, Pegasus and Golden Sky filed a lawsuit in federal court in Los Angeles against DIRECTV (see Note 10). The outcome of this litigation and similar litigation filed by the NRTC against DIRECTV could have a material adverse effect on the scope and duration of Golden Sky's right to provide DIRECTV programming in its Rural DIRECTV Markets, its capital requirements and its costs of operations.

     Competition. The subscription television industry is highly competitive. Golden Sky faces competition from companies offering video, audio, data, programming and entertainment services. Many of these competitors have substantially greater financial and marketing resources than Golden Sky. Golden Sky's

                           GOLDEN SKY HOLDINGS, INC.

1. Organization and Nature of Operations  -- (Continued)

ability to effectively compete in the subscription television industry will depend on a number of factors, including competitive factors (such as the introduction of new technologies or the entry of additional strong competitors) and the level of consumer demand for such services.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

     The consolidated financial statements include the financial statements of Holdings and its majority-owned, direct and indirect subsidiaries. All significant intercompany transactions and balances have been eliminated. Minority interest represents the cumulative earnings and losses, after capital contributions, attributable to minority partners and stockholders.

Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make a number of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Cash and Cash Equivalents

     Golden Sky considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 1998 and 1999, cash and cash equivalents consisted of cash on hand, demand deposits and money market accounts.

Restricted Cash

     Restricted cash, as reflected in the accompanying consolidated balance sheets, includes cash restricted by the indenture associated with Systems'
12 3/8% Notes (see Note 5), plus investment earnings thereon. Restricted cash, which is held in escrow, is invested in certain permitted debt and other marketable investment securities until disbursed for the express purposes identified in the indenture. As of December 31, 1998 and 1999, restricted cash was composed entirely of U.S. treasury notes.

Inventory

     Inventory is stated at the lower of cost (first-in, first-out) or market and consists of receivers, satellite dishes and accessories ("DBS Equipment"). Golden Sky subsidizes the cost to the consumer of such equipment, which is required to receive DIRECTV programming services. Additionally, Golden Sky subsidizes the cost to the consumer of installation of DBS Equipment. Equipment and installation revenues and related expenses are recognized upon delivery and installation of DBS Equipment. Net transaction costs associated with the sale and installation of DBS Equipment are reported as a component of sales and marketing expenses in the accompanying consolidated statements of operations. During the periods ended December 31, 1997, 1998 and 1999, aggregate proceeds from the sale and installation of DBS Equipment totaled $3.8 million, $11.0 million, and $9.3 million respectively; related cost of sales totaled $4.6 million, $25.8 million, and $44.3 million during those same periods.

Long-lived Assets

     Golden Sky reviews its long-lived assets (e.g., property and equipment) and certain identifiable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets which are held and used in operations, the

                           GOLDEN SKY HOLDINGS, INC.

2. Summary of Significant Accounting Policies  -- (Continued)

asset would be impaired if the book value of the asset exceeded the undiscounted future cash flows related to the asset. For those assets that are to be disposed of, the assets would be impaired to the extent the fair value does not exceed the book value. Golden Sky considers relevant cash flow, estimated future operating results, trends and other available information including the fair value of DIRECTV distribution rights owned, in assessing whether the carrying value of assets can be recovered.

Property and Equipment

     Property and equipment, consisting of computer hardware and software, furniture, vehicles, and office and other equipment, is recorded at cost. Depreciation is recognized on a straight-line basis over the related estimated useful lives, which range from two to five years.

DIRECTV Distribution Rights

     DIRECTV distribution rights, which represent the excess of the purchase price over the fair value of net assets acquired, are amortized on a straight-line basis over the periods expected to be benefited. The expected period to be benefited corresponds to the remaining estimated orbital lives of the satellites used by Hughes for distribution of DIRECTV programming services.

Deferred Financing Costs

     Deferred financing costs represent fees and other costs incurred in conjunction with the issuance of long-term debt. These costs are amortized over the term of the related debt using the effective interest method. Amortization of these costs totaled $215,000, $977,000, and $2,164,000 during 1997, 1998 and
1999, respectively.

Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

       Cash and cash equivalents: The carrying value approximates fair value as a result of the short maturity of these instruments.

       Receivables and payables: These assets are carried at cost, which approximates fair value as a result of the short-term nature of the instruments.

       Long-term debt and notes payable: Fair value of Golden Sky's publicly-traded debt securities is based on quoted market prices. The carrying value of Golden Sky's bank debt and other notes payable approximates fair value, as interest rates are variable or approximate market rates. As of December 31, 1999, the carrying and fair values of Golden Sky's publicly-traded debt securities were as follows (in thousands):

                                     Carrying        Fair
                                       Value        Value
                                    ----------   -----------
  12 3/8% Notes .................    $195,000     $211,575
  13 1/2% Notes .................     112,095      121,653

Revenue Recognition

     DBS services revenue is recognized in the month service is provided. Unearned revenue represents subscriber advance billings for one or more months; related revenue recognition is deferred until service is provided.

                           GOLDEN SKY HOLDINGS, INC.

2. Summary of Significant Accounting Policies  -- (Continued)

System Operations Expense

     System operations expense includes payroll and other administrative costs related to Golden Sky's local offices and national call center.

Advertising Costs

     Advertising costs are expensed as incurred. Such costs aggregated $1.4 million, $5.1 million, and $5.9 million during the years ended December 31, 1997, 1998 and 1999, respectively.

Free Programming Promotions

     Certain DIRECTV national sales promotions offer free programming, generally for up to three months of service, to new subscribers. The cost of such free programming is expensed as sales and marketing expense in the period the services are provided. During 1999, sales and marketing expenses attributable to such promotions totaled $2.5 million.

Income Taxes

     Golden Sky uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

Effects of Recently Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). As a result of the subsequent issuance of FAS No. 137, FAS No. 133 is now effective for fiscal years beginning after June 15, 2000. FAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Currently, Golden Sky has no derivative instruments or hedging arrangements. Accordingly, adoption of FAS No. 133 is not expected to have a material effect on Golden Sky's financial position or results of operations.

Comprehensive Income

     Golden Sky has no components of comprehensive income other than net loss.

3. Acquisitions

     Golden Sky accounts for its acquisitions using the purchase method. Golden Sky's consolidated statements of operations for the periods ended December 31, 1997, 1998 and 1999 include the results of operations of acquired Rural DIRECTV Markets from the respective acquisition dates.

                           GOLDEN SKY HOLDINGS, INC.

3. Acquisitions  -- (Continued)

     The aggregate purchase price (including direct acquisition costs) for the acquisitions completed during 1997, 1998 and 1999 were allocated as follows (dollars in thousands):

                                                      Years Ended December 31,
                                               ---------------------------------------
                                                   1997           1998         1999
                                               ------------   -----------   ----------
       DIRECTV distribution rights .........    $ 116,394      $114,747      $31,809
       Customer lists ......................        9,450         7,114           --
       Non-compete agreements ..............        4,879         2,587        4,869
       Property and equipment ..............        1,953           204           --
       Minority interest ...................       (2,931)           --           --
       Working capital, net ................          (20)          192          100
                                                ---------      --------      -------
                                                $ 129,725      $124,844      $36,778
                                                =========      ========      =======

     The following summarizes Golden Sky's acquisitions of Rural DIRECTV Markets consummated during 1997, 1998 and 1999 (dollars in thousands):

                                                                                                      Aggregate
                        Seller                            Acquisition Date           State          Consideration
------------------------------------------------------  -------------------  --------------------  --------------
Deep East Texas Telecommunications, Inc ..............   February 7, 1997            Texas            $  1,919
Images DBS Kansas, L.C., Images DBS Oklahoma,
 L.C. and Total Communications, Inc ..................  February 12, 1997       Kansas/Oklahoma         12,702
Direct Satellite TV, LTD .............................  February 28, 1997            Texas               3,746
Thunderbolt Systems, Inc .............................    March 11, 1997           Missouri              6,127
Western Montana DBS, Inc. dba Rocky Mountain
 DBS .................................................     May 1, 1997             Colorado              4,774
TEG DBS Services, Inc ................................    June 12, 1997             Nevada               5,237
GVEC Rural TV, Inc ...................................     July 8, 1997              Texas               5,176
Satellite Entertainment, Inc .........................    July 14, 1997       Minnesota/Michigan         9,640
Direct Vision ........................................    July 15, 1997            Minnesota             7,452
Argos Support Services Company .......................    August 8, 1997      Florida/Texas/Utah        18,217
JECTV, a segment of Jackson Electric Cooperative .....   August 26, 1997             Texas               9,453
Lakes Area TV ........................................  September 2, 1997          Minnesota             1,355
DCE Satellite Entertainment, LLC .....................   October 13, 1997          Wisconsin               313
Direct Broadcast Satellite, a segment of CTS
 Communication Corporation ...........................   November 7, 1997          Michigan              4,293
DBS, L.C .............................................  November 17, 1997            Iowa                1,911
Panora Telecommunications, Inc .......................  November 20, 1997            Iowa                1,131
Souris River Television, Inc .........................  November 21, 1997        North Dakota            7,276
Cal-Ore Digital TV, Inc ..............................   December 8, 1997      California/Oregon         5,095
NRTC System No. 0093, a segment of Cable and
 Communications Corporation ..........................  December 17, 1997           Montana              3,876
Western Montana Entertainment Television, Inc. .......  December 22, 1997           Montana              7,067
South Plains DBS .....................................  December 23, 1997            Texas               9,143
Lakeland DBS .........................................  December 24, 1997          Oklahoma              3,822
                                                                                                      --------
 Total 1997 acquisitions .............................                                                $129,725
                                                                                                      ========


                           GOLDEN SKY HOLDINGS, INC.

3. Acquisitions  -- (Continued)

                                                                                                   Aggregate
                        Seller                           Acquisition Date          State         Consideration
-----------------------------------------------------  --------------------  -----------------  --------------
Direct Broadcast Satellite, a segment of Nemont
 Communications Inc .................................   January 14, 1998      Montana/Wyoming      $  8,284
Triangle Communications System, Inc .................   January 20, 1998          Montana             9,765
Wyoming Mutual Telephone ............................   January 21, 1998            Iowa                527
North Willamette Telephone ..........................    March 10, 1998            Oregon             6,015
Northwest Communications ............................    March 10, 1998         North Dakota          1,363
Beulahland Communications, Inc ......................    March 19, 1998           Colorado              835
Direct Broadcast Satellite, a segment of SCS
 Communications & Security, Inc .....................    April 20, 1998            Oregon             5,386
PrimeWatch, Inc .....................................      May 8, 1998         North Carolina         7,988
Mega TV .............................................     May 11, 1998            Georgia             2,103
Direct Broadcast Satellite, a division of Baldwin
 County Electric Membership Corporation .............     June 29, 1998           Alabama            11,769
Frontier Corporation ................................     July 8, 1998           Wisconsin              734
North Texas Communications ..........................    August 6, 1998            Texas              3,118
SEMO Communications Corporation .....................    August 26, 1998          Missouri            2,918
DBS Segment of Cumby Cellular, Inc ..................    August 31, 1998           Texas              7,553
Minburn Telephone ...................................  September 18, 1998           Iowa                447
Western Montana DBS, Inc. dba Rocky Mountain
 DBS ................................................    October 2, 1998       Idaho/Montana         20,740
Direct Broadcast Satellite, a segment of Volcano
 Vision, Inc ........................................    October 9, 1998         California          31,425
North Central Missouri Electric Coop ................   November 2, 1998          Missouri            1,745
Star Search Rural Television, Inc ...................   November 5, 1998          Oklahoma            2,129
                                                                                                   --------
 Total 1998 acquisitions ............................                                              $124,844
                                                                                                   ========
Breda Telephone Corporation .........................   January 11, 1999       Iowa/Nebraska       $  8,605
Thunderbolt Systems Inc .............................   January 15, 1999          Missouri            2,731
Siskiyou Ruralvision, Inc ...........................   February 28, 1999        California           4,735
Baraga Telephone Co .................................    March 31, 1999           Michigan            4,546
E. Ritter Communications ............................     April 2, 1999           Arkansas            2,689
Yelcot Telephone Co .................................     April 2, 1999           Arkansas            6,246
Van Buren DBS .......................................    April 14, 1999             Iowa              2,914
Kertel Communications, Inc ..........................     June 24, 1999          California           2,033
Mutual Telephone Company ............................    August 5, 1999             Iowa                620
Dubois Telephone ....................................   December 8, 1999          Montana               220
                                                                                                   --------
 Total 1999 acquisitions ............................                                              $ 35,339
                                                                                                   ========

     Golden Sky's 1999 acquisitions of Rural DIRECTV Markets were not material and, accordingly, the pro forma impact of those acquisitions has not been presented. Unaudited pro forma total revenue and unaudited pro forma loss before extraordinary charge for the year ended December 31, 1998 approximated $87.9 million and $79.8 million, respectively. This unaudited pro forma information reflects Golden Sky's significant acquisitions of Rural DIRECTV Markets consummated during 1998 as if each such acquisition had occurred as of the beginning of 1998. These results are not necessarily indicative of future operating results or of what would have occurred had the acquisitions been consummated as of that date.

                           GOLDEN SKY HOLDINGS, INC.

3. Acquisitions  -- (Continued)

     During 1997, Golden Sky acquired a controlling interest in DCE Satellite Entertainment, LLC ("DCE"). In June 1999, Golden Sky acquired the remaining ownership interest in DCE that it did not hold in exchange for cash of $1.0 million and the issuance of seller notes payable totaling the $2.9 million. Also during 1999, Golden Sky acquired certain other minority interests for $496,000.

4. Intangible Assets

     Intangible assets, which are amortized using the straight-line method over the related estimated useful lives, consist of the following (dollars in thousands):

                                                       December 31,
                                                 -------------------------     Estimated
                                                     1998          1999       Useful Life
                                                 -----------   -----------   ------------
       DIRECTV distribution rights ...........    $ 236,531     $ 266,874    9 -12 years
       Customer lists ........................       17,018        18,603        5 years
       Non-compete agreements ................        7,501        12,370        3 years
                                                  ---------     ---------
                                                    261,050       297,847
       Less accumulated amortization .........      (27,911)      (60,921)
                                                  ---------     ---------
          Intangible assets, net .............    $ 233,139     $ 236,926
                                                  =========     =========

5. Long-Term Obligations

     Long-term obligations consist of the following (dollars in thousands):

                                                                    December 31,
                                                             ---------------------------
                                                                 1998           1999
                                                             ------------   ------------
       12 3/8% Notes .....................................    $ 195,000      $ 195,000
       13 1/2% Notes .....................................           --        112,095
       Bank debt .........................................       67,000         52,000
       Seller notes payable ..............................       15,407          9,823
       Other notes payable and obligations under capital
        leases ...........................................          797            460
       Minority interest .................................        2,420            936
                                                              ---------      ---------
       Total long-term obligations .......................      280,624        370,314
       Less current maturities ...........................       (8,916)        (3,248)
                                                              ---------      ---------
          Long-term obligations, net of current maturities    $ 271,708      $ 367,066
                                                              =========      =========

12 3/8% Notes

     On July 31, 1998, Systems consummated an offering (the "12 3/8% Notes Offering") of 12 3/8% Senior Subordinated Notes due 2006 (the "12 3/8% Notes"). Interest on the 12 3/8% Notes is payable in cash semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 1999. The 12 3/8% Notes mature on August 1, 2006. The 12 3/8% Notes Offering resulted in net proceeds to Golden Sky of approximately $189.2 million (after payment of underwriting discounts and other issuance costs aggregating approximately $5.8 million). Approximately $45.2 million of the net proceeds of the 12 3/8% Notes Offering were placed in escrow to fund the first four semi-annual interest payments (through August 1, 2000) on the 12 3/8% Notes. Additionally, $5.3 million was reserved to fund a portion of a then contingent reduction of Golden Sky's availability under its Credit Facility.

     The 12 3/8% Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior indebtedness of Systems. The 12 3/8% Notes rank pari passu in right of payment with all other existing and future senior subordinated indebtedness, if any, of Systems and senior in

                           GOLDEN SKY HOLDINGS, INC.

5. Long-Term Obligations  -- (Continued)

right of payment to all existing and future subordinated indebtedness, if any, of Systems. The 12 3/8% Notes are guaranteed on a full, unconditional, joint and several basis by Argos Support Services Company ("Argos") and PrimeWatch, Inc. ("PrimeWatch"). Both Argos and PrimeWatch are wholly-owned subsidiaries of Golden Sky.

     The 12 3/8% Notes are redeemable, in whole or in part, at Systems' option on or after August 1, 2003, at redemption prices decreasing from 112% during the year commencing August 1, 2003 to 108% on or after August 1, 2005, plus accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to August 1, 2001, Systems may, at its option, redeem up to 35% of the originally issued aggregate principal amount of the 12 3/8% Notes, at a redemption price equal to 112.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption solely with the net proceeds of a public equity offering of Systems or Holdings yielding gross proceeds of at least $40.0 million and any subsequent public equity offerings (provided that, in the case of any such offering or offerings by Holdings, all the net proceeds thereof are contributed to Systems); provided, further that immediately after any such redemption the aggregate principal amount of Notes outstanding must equal at least 65% of the originally issued aggregate principal amount of the 12 3/8% Notes.

     The indenture related to the 12 3/8% Notes (the "12 3/8% Notes Indenture") contains restrictive covenants that, among other things, impose limitations on Systems' ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the 12 3/8% Notes, incur liens, permit restrictions on the ability of subsidiaries to pay dividends or make certain payments to Systems, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of Systems' assets.

     In the event of a change of control, as defined in the 123/8% Notes Indenture, each holder of 12 3/8% Notes will have the right to require Systems to purchase all or a portion of such holder's 12 3/8% Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. Golden Sky's merger with Pegasus will constitute a change of control as defined in the 12 3/8% Notes Indenture. Accordingly, upon closing of the merger with Pegasus, Golden Sky will be required to make an offer to the holders of the 12 3/8% Notes to purchase those notes consistent with the terms described above. If Golden Sky's offer for the 12 3/8% Notes is accepted by any of its note holders, and it is unable to purchase those notes, Golden Sky may be in default of the terms of the 12 3/8% Notes Indenture. Pegasus has entered into a commitment letter with an investment bank under which that investment bank has agreed to purchase any and all 123/8% Notes tendered in response to Golden Sky's offer to purchase. This commitment is subject to the execution of definitive documentation and customary closing conditions. There can be no assurance that Pegasus will be able to agree on definitive documentation with the investment bank or make alternative arrangements if necessary.

     The 12 3/8% Notes were issued in a private placement pursuant to Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). During 1998, Systems filed a registration statement with the Securities and Exchange Commission (the "SEC") relating to the exchange of the privately issued notes for publicly registered notes with substantially identical terms (including principal amount, interest rate, maturity, security and ranking). Because the registration statement was not declared effective within the time period required under the registration rights agreement associated with the 12 3/8% Notes Offering, from December 29, 1998 through March 22, 1999 (the date the registration statement was declared effective), Systems was required to pay liquidated damages of $18,750 per week to holders of the 12 3/8% Notes.

13 1/2% Notes

     On February 19, 1999, Golden Sky DBS consummated the 13 1/2% Notes Offering, which resulted in net proceeds to Golden Sky DBS of approximately $95.4 million (after initial purchasers' discount and other

                           GOLDEN SKY HOLDINGS, INC.

5. Long-Term Obligations  -- (Continued)

offering expenses). The 13 1/2% Notes have an aggregate balance due at stated maturity of $193.1 million. Golden Sky DBS contributed the net proceeds of the 131/2% Notes Offering to Golden Sky Systems, of which $53.0 million was used to repay existing revolving credit indebtedness. Cash interest on the 13 1/2% Notes will not accrue prior to March 1, 2004. Thereafter, cash interest will accrue at a rate of 13 1/2% per annum and be payable in arrears on March 1 and September 1 of each year, commencing September 1, 2004. The 13 1/2% Notes mature on March 1, 2007.

     The 13 1/2% Notes are unsecured and effectively rank below all of the liabilities of Golden Sky DBS' direct and indirect subsidiaries. Golden Sky DBS' ability to pay interest on the notes when interest is due and to redeem the notes at maturity will depend on whether its direct and indirect subsidiaries can pay dividends or make other distributions to it under the terms of such subsidiaries' indebtedness and applicable law.

     The 13 1/2% Notes are redeemable, in whole or in part, at the option of Golden Sky DBS on or after March 1, 2004, at redemption prices decreasing from 106.75% during the year commencing March 1, 2004 to 103.375% on or after March 1, 2005, plus accrued and unpaid interest, if any, to the date of redemption.
In addition, on or prior to March 1, 2002, Golden Sky DBS may, at its option, redeem up to 35% of the originally issued aggregate principal amount of 13 1/2% Notes, at a redemption price equal to 113.5% of the accreted value of the 13 1/2% Notes at the date of redemption solely with the net proceeds of a public equity offering of Golden Sky DBS yielding gross proceeds of at least $40 million and any subsequent public equity offerings; provided, however, that not less than 65% of the originally issued aggregate principal amount of 131/2% Notes are outstanding following such redemption.

     The indenture governing the 13 1/2% Notes (the "13 1/2% Notes Indenture") contains restrictive covenants that, among other things, impose limitations on the ability of Golden Sky DBS and its subsidiaries to incur additional indebtedness; pay dividends on, redeem or repurchase capital stock; make investments; issue or sell capital stock of certain subsidiaries; create specific types of liens; sell assets; engage in transactions with affiliates; and consolidate, merge or transfer all or substantially all of their assets.

     In the event of a change of control, as defined in the 13 1/2% Notes Indenture, each holder of the 13 1/2% Notes will have the right to require Golden Sky DBS to purchase all or a portion of such holder's 13 1/2% Notes at a price equal to 101% of the accreted value of the notes, plus accrued and unpaid interest, if any, to the date of purchase. Golden Sky's merger with Pegasus will constitute a change of control as defined in the 13 1/2% Notes Indenture. Accordingly, upon closing of the merger with Pegasus, Golden Sky will be required to make an offer to the holders of the 13 1/2% Notes to purchase those notes consistent with the terms described above. If Golden Sky's offer for the 13 1/2% Notes is accepted by any of its note holders, and it is unable to purchase those notes, Golden Sky may be in default of the terms of the 13 1/2% Notes Indenture. Pegasus has entered into a commitment letter with an investment bank under which that investment bank has agreed to purchase any and all 13 1/2% Notes tendered in response to Golden Sky's offer to purchase. This commitment is subject to the execution of definitive documentation and customary closing conditions. There can be no assurance that Pegasus will be able to agree on definitive documentation with the investment bank or make alternative arrangements if necessary.

Bank Debt

     During 1997, Systems entered into a credit agreement (the "Credit Agreement") with a group of financial institutions, which provided for borrowings of $100.0 million. Loans outstanding under the Credit Agreement bore interest at variable rates (prime rate or LIBOR plus an applicable margin).

     During May 1998, Systems entered into a seven-year, $150.0 million amended credit facility (the "Credit Facility") with a syndicate of lenders. Upon execution of the Credit Facility, Systems recognized an extraordinary charge of approximately $2.6 million to write-off unamortized deferred financing costs

                           GOLDEN SKY HOLDINGS, INC.

5. Long-Term Obligations  -- (Continued)

associated with the Credit Agreement. In February 1999, Systems' Credit Facility was amended to permit, among other things, the 13 1/2% Notes Offering. Upon execution of the February 1999 amendment to the Credit Facility, Systems recognized an extraordinary charge of approximately $2.9 million to write off unamortized deferred financing costs associated with the Credit Facility.

     The Credit Facility provides for a term loan commitment of $35.0 million and a revolving loan commitment of $115.0 million. The Credit Facility's term loan commitment amortizes in specified quarterly installments from March 31, 2002 through maturity on December 31, 2005. The availability of revolving loan borrowings under the Credit Facility reduces by specified amounts over the period from March 31, 2001 through maturity on September 30, 2005.

     Borrowings under the Credit Facility bear interest at variable rates (approximately 10% as of December 31, 1999) calculated on a base rate, such as the prime rate or LIBOR, plus an applicable margin. Commitment fees are payable on unused amounts available under the Credit Facility. Such commitment fees, which are payable quarterly in arrears, range from 0.50% per annum to 1.25% per annum based on Systems' utilization of such commitments. As of December 31, 1999, aggregate borrowings outstanding under the Credit Facility totaled $52.0 million, including $35.0 million borrowed pursuant to the Credit Facility's term loan commitment.

     The Credit Facility contains a number of restrictive covenants that, among other things, limit Systems' ability to incur additional indebtedness and guaranty obligations, create liens and other encumbrances, make certain payments, investments, loans and advances, pay dividends or make other distributions in respect of Systems' capital stock, sell or otherwise dispose of assets, make capital expenditures, merge or consolidate with another entity, create subsidiaries, make amendments to its organizational documents or transact with affiliates. As of each of December 31, 1997, 1998 and 1999, no amounts were available for distribution to Holdings.

     The Credit Facility also contains a number of financial covenants that require Systems to meet certain financial ratios and financial condition tests. These financial covenants, in certain instances, become effective at different points in time and vary over time. The covenants include limitations on indebtedness per subscriber, limitations on subscriber acquisition costs, maintenance of a minimum fixed charge coverage ratio, maintenance of minimum interest coverage ratios, and limitations on indebtedness to pro forma EBITDA (earnings before interest, taxes, depreciation and amortization) ratios. Revolving credit availability under the Credit Facility depends upon satisfaction of the various covenants as well as minimum subscriber base requirements.

     As of September 30, 1999, Systems was not in compliance with certain of the restrictive covenants prescribed by the Credit Facility. During January 2000, the Credit Facility was amended to modify certain fourth quarter 1999 and year 2000 covenant requirements. Further, in conjunction with the amendment, Golden Sky's third quarter 1999 covenant violations were waived. Pursuant to the amendment, which was effective as of December 31, 1999, Golden Sky may borrow up to an additional $20.0 million under the Credit Facility prior to March 31, 2000. Any such incremental borrowings, which are secured by letters of credit provided by certain of Golden Sky Holdings' shareholders, must be repaid by March 31, 2000 from the proceeds of either a private or public equity offering. The required repayment date relative to these year 2000 incremental borrowings may be deferred until May 31, 2000 under certain conditions. Upon repayment, systems will have potential incremental borrowing capacity during the year ending December 31, 2000 equal to the lesser of the proceeds received from either a public or private equity offering or $20.0 million. Coincident with the amendment of the Credit Facility, Holdings entered into stock subscription agreements with certain of its shareholders for an aggregate of $20.0 million of its preferred stock (see note 6). Also in January 2000, the Credit Facility was further amended to approve the change in ownership of Holdings that would result from the merger with Pegasus. As of December 31, 1999, Systems was in compliance with the Credit Facility's amended covenants.

                           GOLDEN SKY HOLDINGS, INC.

5. Long-Term Obligations  -- (Continued)

Seller Notes Payable

     Seller notes payable bear interest at rates ranging from 7% to 10% and are collateralized by bank letters of credit.

Other Notes Payable

     In November 1996, Golden Sky issued $2.0 million in promissory notes to a group of lenders under a bridge financing agreement. The notes bore interest at the rate of 10% per annum. In February 1997, these notes, along with $1.8 million in additional promissory notes issued in January 1997, were exchanged for Systems' Series A Convertible Participating Preferred Stock. In connection with the bridge agreement, Systems' issued warrants exercisable for 5,682 shares of its Common Stock at an exercise price of $.01 per share. These warrants were immediately exercisable and expire on February 12, 2007. At the date of issuance, the fair value of the warrants was not material. These warrants were assumed by Holdings after its formation and remain outstanding as of December 31, 1999.

     Future maturities of amounts outstanding under Golden Sky's long-term obligations as of December 31, 1999 are summarized as follows (dollars in thousands):

                                                                     Seller
                             12 2/8%      13 1/2%                     Notes
                              Notes        Notes      Bank Debt     Payable     Other       Total
                           ----------   ----------   -----------   ---------   -------   ----------
Year Ending December 31,
 2000 ..................    $     --     $     --      $    --      $ 2,891     $357      $  3,248
 2001 ..................          --           --           --        2,970       76         3,046
 2002 ..................          --           --          263        2,962       23         3,248
 2003 ..................          --           --          350        1,000        4         1,354
 2004 ..................          --           --          350           --       --           350
 Thereafter ............     195,000      112,095       51,037           --       --       358,132
                            --------     --------      -------      -------     ----      --------
   Total debt ..........    $195,000     $112,095      $52,000      $ 9,823     $460      $369,378
                            ========     ========      =======      =======     ====      ========


6. Mandatorily Redeemable Preferred Stock and Stockholders' Equity (Deficit)

     During 1996, Systems issued 1,000 shares of Common Stock, par value $.01, for aggregate consideration of $1,000 cash. In February 1997, Systems (i) amended its certificate of incorporation to cancel its outstanding shares of Common Stock; (ii) created new classes of common and preferred stock and (iii) exchanged all of the canceled shares of Systems' Common Stock for an aggregate of ten shares of Systems' Series A Convertible Participating Preferred Stock (the "Series A Preferred Stock").

     In February 1997, Systems issued 24,990 shares of Series A Preferred Stock in fulfillment of an investor's subscription to purchase Series A Preferred Stock that was outstanding at December 31, 1996 (aggregate consideration of $2,499,000). During that same month, Systems issued 100 shares of its Common Stock (par value $.01) for aggregate consideration of $100 cash and a total of 38,107 shares of Series A Preferred Stock upon the conversion of convertible promissory notes (plus accrued interest of approximately $62,000) issued in November 1996 ($2.0 million) and January 1997 ($1.8 million). In February and March 1997, Systems issued 342,893 additional shares of Series A Preferred Stock for cash totaling $34.3 million. Upon the formation of Holdings in September 1997, all shareholders of Systems' Common Stock and Series A Preferred Stock were issued equivalent shares of Holdings stock. Concurrent therewith, Systems issued 1,000 shares of its Common Stock (par value $0.01) to Holdings for cash proceeds of $10 and all previously outstanding shares of Systems' Common Stock and Series A Preferred Stock were canceled.

                           GOLDEN SKY HOLDINGS, INC.

6. Mandatorily Redeemable Preferred Stock and Stockholders' Equity (Deficit) -- (Continued)

     At December 31, 1999, Holdings' preferred stock consists of:

       Series A Convertible Participating Preferred Stock ("Series A Preferred Stock")

       Holders of Series A Preferred Stock are entitled to voting rights equal to the largest number of shares of common stock into which the Series A Preferred Stock can be converted. These shares are entitled to mandatory, cumulative, compounded cash dividends at the rate of 19.5% of the liquidation preference through December 31, 1997, and 14.5% thereafter, payable upon redemption, liquidation, sale of substantially all of the assets, or certain mergers. In addition the Series A Preferred Stock shall be entitled to dividends at the same rate as dividends are paid with respect to the common stock based upon the largest number of shares of Common Stock into which the Series A Preferred Stock can be converted. In the event of liquidation, holders of Series A Preferred Stock are entitled to receive, to the extent available, the sum of $100 per share plus any unpaid dividends.

       The Series A Preferred Stock ranks on par with the Series B Convertible Participating Preferred Stock, while the Series C Senior Convertible Preferred Stock ranks senior to the Series A Preferred Stock and Series B Convertible Participating Preferred Stock for liquidation purposes. In a liquidation, the Series C Senior Convertible Preferred Stock shall be entitled to be paid out of assets of Golden Sky available for distribution to stockholders the sum of $200 per share plus any accrued and unpaid dividends before any amount shall be paid or distributed to the holders of the Series A Preferred Stock, Series B Convertible Participating Preferred Stock, Series A Redeemable Preferred Stock, Series B Redeemable Preferred Stock, Common Stock or any stock ranking on liquidation junior to the Series C Senior Convertible Preferred Stock. After such amounts have been paid to the holders of the Series C Senior Convertible Preferred Stock, the Series A Preferred Stock, together with other preferred stockholders ranking junior to the Series C Senior Convertible Preferred Stock, will, after their respective liquidation preferences have been satisfied, share ratably with the holders of common stock in the value received for the remaining assets, as if each share of Series A Preferred Stock had been converted into Common Stock.

       The Series A Preferred Stock may be converted in certain circumstances into one share of common stock and 0.95 shares of Series A Redeemable Preferred Stock, with such redeemable preferred shares each having a liquidation preference equal to the sum of $100 plus accrued and unpaid dividends on the redeemable preferred stock. Series A Preferred Stock will be automatically converted upon the closing of Golden Sky's first underwritten public offering of common stock with net proceeds to Golden Sky equal to or exceeding $35 million, where the shares are offered to the public at a price per share of no less than $300, appropriately adjusted for any stock split, combination, reorganization, recapitalization, reclassification, stock distribution, stock dividend, or similar event, and in which all redeemable preferred stock issuable upon conversion is redeemed at the closing or sufficient cash to do so is segregated for that purpose (a "QPO"). Each share of Series A Preferred is also convertible into common stock and redeemable preferred stock upon election of 58% of the outstanding shareholders. Any accrued but unpaid dividends on the Series A Preferred at the time of conversion will remain deferred and accrued and will be for the benefit of the shares of the Series A Redeemable Preferred Stock into which the Series A Preferred Stock was converted. As of December 31, 1999, the cumulative, unpaid dividends associated with the Series A Preferred Stock amounted to approximately $23.3 million, or $55.83 per share.

       Series A Preferred Stock is mandatorily redeemable for $100 per share, plus unpaid cumulative dividends, plus the fair value of one share of Common Stock, upon approval of holders of at least 58% of the outstanding shares of Series A Preferred Stock on or after February 12, 2002. It is also

                           GOLDEN SKY HOLDINGS, INC.

6. Mandatorily Redeemable Preferred Stock and Stockholders' Equity (Deficit) -- (Continued)

       redeemable at the option of Golden Sky after December 31, 2002 at the same redemption price. In the event of a change of management or control of Golden Sky, and upon election of holders of at least 58% of the outstanding shares, the Series A Preferred Stock is redeemable on or after February 12, 2000.

       Series B Convertible Participating Preferred Stock ("Series B Preferred Stock")

       The Series B Preferred Stock has features similar to the Series A Preferred Stock except that mandatory, cumulative, compounded cash dividends accrue at 14.5% of the liquidation preference, and upon liquidation, the Series B Preferred Stock shareholders are entitled to a preference of $200 per share plus any unpaid dividends. Upon conversion, each share of the Series B Preferred Stock is convertible into one share of common stock and 0.95 shares of Series B Redeemable Preferred Stock having a liquidation preference equal to the sum of $200 plus accrued and unpaid dividends. A QPO with respect to Series B Preferred Stock requires a price of $600 per share rather than the $300 per share required with respect to Series A Redeemable Preferred Stock. As of December 31, 1999, the cumulative unpaid dividends associated with the Series B Preferred Stock amounted to approximately $16.0 million or $69.99 per share.

       Series C Senior Convertible Preferred Stock ("Series C Preferred Stock")


       Holders of the Series C Preferred Stock are entitled to voting rights equal to the largest number of shares of common stock into which each share of Series C Preferred Stock can be converted. These shares are entitled to mandatory, cumulative, compound cash dividends at the rate of 10.0% of the liquidation preference, payable upon any liquidation event, sale of substantially all of the assets, certain mergers, or redemption. In the event of liquidation, holders of Series C Preferred Stock are entitled to receive, to the extent available, the sum of $200 per share plus any unpaid dividends prior to any distributions to other stock.

       The Series C Preferred Stock will be automatically converted into common stock upon the closing of Golden Sky's first underwritten public offering of common stock with net proceeds to Golden Sky equal to or exceeding $35 million where the shares are offered to the public at a price per share of no less than $200 per share, appropriately adjusted. The shares of Series C Preferred Stock are convertible into common stock upon election of holders of at least 58% of the outstanding shares of the Series A Preferred Stock and the Series B Preferred Stock, voting separately by class, to convert all outstanding shares of Series A Preferred Stock and Series B Preferred Stock into shares of common stock and redeemable preferred stock. Any holder of Series C Preferred Stock may also elect to convert any or all of its shares at any time. Upon conversion, each share of the Series C Preferred Stock is convertible into one share of Common Stock, and accrued and unpaid dividends are also converted into common shares based on a $200 per share valuation.

       In addition the Series C Preferred Stock of any holder is mandatorily redeemable for $200 per share plus accrued and unpaid cumulative dividends upon the written request of such holder on or after September 30, 2003. All the shares of Series C Preferred Stock are redeemable at the option of Golden Sky after September 30, 2004 at the same redemption price. As of December 31, 1999, the cumulative unpaid dividends associated with the Series C Preferred Stock amounted to approximately $1.3 million, or $26.28 per share.

       Series A and Series B Redeemable Preferred Stock

       A total of 646,500 shares of Series A and Series B Redeemable Preferred Stock, $0.01 par value, have been authorized. No shares of Series A or Series B Redeemable Preferred Stock were issued or outstanding at December 31, 1999. The Series A and Series B Redeemable Preferred Stock have the

                           GOLDEN SKY HOLDINGS, INC.

6. Mandatorily Redeemable Preferred Stock and Stockholders' Equity (Deficit) -- (Continued)

       same dividend rights as the Series A Preferred Stock and the Series B Preferred Stock and are redeemable under similar conditions as the Series A Preferred Stock and Series B Preferred Stock. The Series A and Series B Redeemable Preferred Stock are also redeemable upon election of holders of at least 58% of the shares in the series following certain mergers or sale of substantially all of the assets, and are mandatorily redeemed as of the closing of a QPO. The redemption price and the liquidation preference for Series A and Series B Redeemable Preferred Stock are $100 and $200 per share, respectively, plus accrued and unpaid dividends. Series A and Series B Redeemable Preferred Stock have no voting rights, other than rights to elect certain directors and to approve certain specified corporate actions.

       Undesignated Preferred Stock

       A total of 300,000 shares of Undesignated Preferred Stock has been authorized by the Board of Directors. No shares of Undesignated Preferred Stock, $.01 par value, were issued or outstanding at December 31, 1999. The Board of Directors has the authority to designate the class of stock, dividend rates, voting powers, redemption options and conversion options of these shares.


Series D Redeemable Preferred Stock

     During January 2000, Holdings entered into a stock purchase agreement for the sale of up to $20.0 million of its Series D Redeemable Preferred Stock (the "Series D Preferred Stock") to certain of its shareholders in connection with an amendment to Systems' Credit Facility. The Series D Preferred Stock will rank senior to all other series of Golden Sky's preferred and common stock with respect to dividends and liquidation. Holders of Series D Preferred Stock will be entitled to 10.0% mandatory, cumulative dividends compounded quarterly. These dividends are payable in additional shares of Series D Preferred Stock, which is valued at $200 per share, subject to anti-dilution adjustments. The Series D Preferred Stock has no voting rights. It has redemption and other rights similar to Golden Sky's other series of redeemable preferred stock. In connection with the execution of the stock purchase agreement, Golden Sky issued warrants to purchase a total of 3,500 shares of its common stock to the Series D investors. These warrants are immediately exercisable and have an exercise price of $0.01 per share. Golden Sky will issue additional warrants for the purchase of 3,500 shares of its common stock upon the sale of the Series D Preferred Stock and, subject to certain conditions, has agreed to issue warrants for the purchase of up to an additional 7,000 shares of Common Stock.

7. Stock Incentive Plan

     In July 1997 Systems adopted the Golden Sky Systems, Inc. Stock Option and Restricted Stock Purchase Plan (the "Stock Incentive Plan") to provide incentive to attract and retain certain officers, directors and key employees. Options issued pursuant to the Stock Incentive Plan are exercisable during a period of up to ten years after grant and vest over a three-year period. Effective September 9, 1997, Holdings assumed the Stock Incentive Plan. Participants in the Holdings' Stock Incentive Plan received options with terms identical to those under Systems' Stock Incentive Plan and all previously outstanding options were canceled.

                           GOLDEN SKY HOLDINGS, INC.

7. Stock Incentive Plan  -- (Continued)

     The following summarizes incentive stock option activity during the three-year period ended December 31, 1999:

                                                      1997                        1998                        1999
                                             -----------------------   --------------------------   ------------------------
                                                          Weighted-                    Weighted-                   Weighted-
                                                           Average                      Average                     Average
                                                           Exercise                     Exercise                   Exercise
                                              Options       Price         Options        Price        Options        Price
                                             ---------   -----------   ------------   -----------   -----------   ----------
Options outstanding, beginning of
 year ....................................        --        $  --          62,525      $   1.00        48,745      $  1.00
Granted ..................................    62,525         1.00          18,693          1.00        11,600         1.00
Exercised ................................        --           --         (24,831)         1.00          (468)        1.00
Forfeited ................................        --           --          (7,642)         1.00        (1,025)        1.00
                                              ------        -----         -------      --------        ------      -------
Options outstanding, end of year .........    62,525       $ 1.00          48,745      $   1.00        58,852      $  1.00
                                              ======       ======         =======      ========        ======      =======
Options exercisable, end of year .........     8,684       $ 1.00           5,595      $   1.00        30,165      $  1.00
                                              ======       ======         =======      ========        ======      =======

Accounting for Stock-Based Compensation

     Golden Sky has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for the Stock Incentive Plan. Under APB 25, if the exercise price of employee stock options granted pursuant to the Stock Incentive Plan is equal to or greater than the fair value of the underlying stock on the date of grant, no compensation expense is recognized. In October 1995, the FASB issued FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), which established an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. Golden Sky elected to not adopt FAS No. 123 for expense recognition purposes.

     For options granted during 1999, the estimated aggregate fair value of Golden Sky's Common Stock on the respective grant dates exceeded the related aggregate exercise price by approximately $462,000. This amount will be recognized as compensation expense over the vesting period of the related stock options. Accordingly, compensation cost of $154,000 was recorded during the year ended December 31, 1999. For options granted in 1998 and 1997, the exercise prices of the related stock options was not less than the fair value of Golden Sky's Common Stock as of the respective grant dates and, accordingly, no compensation expense was recognized relative to those options. The fair value of Golden Sky's Common Stock was estimated by management using trading prices for other similar publicly-traded companies, as adjusted for specific factors and differences deemed relevant to the valuation of Golden Sky's Common Stock.

     Pro forma information regarding net income is required by FAS No. 123 and has been determined as if Golden Sky had accounted for its stock-based compensation using the fair value method prescribed by that statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the corresponding vesting period. All options are initially assumed to vest. Compensation previously recognized is reversed to the extent applicable to forfeitures of unvested options. The fair value of each option grant was estimated at the date of the grant using a Black-Scholes option valuation model with the following weighted-average assumptions:

                                                 Years Ended December 31,
                                            -----------------------------------
                                               1997         1998         1999
                                            ----------   ----------   ---------
       Risk-free interest rate ..........   6.0%         6.0%         6.0%
       Dividend yield ...................   0.0%         0.0%         0.0%
       Volatility factor ................   0.0%         0.0%         0.0%
       Expected term of options .........   10 years     10 years     10 years

                           GOLDEN SKY HOLDINGS, INC.

7. Stock Incentive Plan  -- (Continued)

     Using the preceding assumptions, there was no pro forma effect on Golden Sky's net loss from applying the fair value method under FAS No. 123.

8. 401(k) Retirement Plan

     Golden Sky sponsors a 401(k) Retirement Plan (the "401(k) Plan") for eligible employees. Employer matching contributions to the 401(k) Plan, which became effective as of January 1, 1997, are discretionary. During the years ended December 31, 1997, 1998 and 1999, Golden Sky made no discretionary employer matching contributions to the 401(k) Plan. Administrative expenses associated with the 401(k) Plan during those same periods were not material.

9. Income Taxes

     The components of Golden Sky's (provision for) benefit from income taxes are as follows (in thousands):

                                                            Years Ended December 31,
                                                     --------------------------------------
                                                        1997          1998          1999
                                                     ----------   -----------   -----------
       Current (provision) benefit:
        Federal ..................................    $  3,911     $  16,325     $  36,437
        State ....................................         742         3,097         6,913
        Increase in valuation allowance ..........      (4,653)      (19,422)      (43,350)
                                                      --------     ---------     ---------
       Total current (provision) benefit .........          --            --            --
       Deferred benefit:
        Federal ..................................       1,639         3,111         3,122
        State ....................................         311           590           592
        Increase in valuation allowance ..........      (1,950)       (3,701)       (3,714)
                                                      --------     ---------     ---------
       Total deferred benefit ....................          --            --            --
                                                      --------     ---------     ---------
          Total benefit (provision) ..............    $     --     $      --     $      --
                                                      ========     =========     =========

     As of December 31, 1999, Golden Sky had net operating loss carryforwards ("NOLs") for federal income tax purposes of approximately $179.0 million. The NOLs expire beginning in the year 2011. Use of the NOLs is subject to statutory and regulatory limitations regarding changes in ownership. FAS No. 109, "Accounting for Income Taxes" ("FAS No. 109"), requires that the potential future tax benefit of NOLs be recorded as an asset. FAS No. 109 also requires that deferred tax assets and liabilities be recorded for the estimated future tax effects of temporary differences between the tax basis and book value of assets and liabilities. Deferred tax assets are offset by a valuation allowance if deemed necessary.

     In 1999, Holdings increased its valuation allowance sufficient to fully offset net deferred tax assets arising during the year. Realization of net deferred tax assets is not assured and is principally dependent on generating future taxable income prior to expiration of the NOLs. Management frequently reviews the adequacy of its valuation allowance. Future decreases to the valuation allowance will be made only as changes in circumstances indicate that it is more likely than not the additional benefits will be realized. Any future adjustments to the valuation allowance will be recognized as a separate component of Holdings' provision for income taxes.

                           GOLDEN SKY HOLDINGS, INC.

9. Income Taxes  -- (Continued)

     The temporary differences that give rise to deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows (in thousands):

                                                                December 31,
                                                         ---------------------------
                                                             1998           1999
                                                         ------------   ------------
       Current deferred tax assets:
        Allowance for doubtful accounts ..............    $     115      $     383
        Amortization of intangible assets ............           --             --
        Accrued expenses .............................          104            337
                                                          ---------      ---------
       Gross current deferred tax assets .............          219            720
       Valuation allowance ...........................         (219)          (720)
                                                          ---------      ---------
       Net current deferred tax assets ...............           --             --
       Non-current deferred tax assets:
        Depreciation .................................           92            139
        Amortization of intangible assets ............        5,931          8,255
        Partnerships .................................           --            841
        Net operating loss carryforwards .............       28,407         71,738
        Other ........................................           --             20
                                                          ---------      ---------
       Total non-current deferred tax assets .........       34,430         80,993
       Valuation allowance ...........................      (34,430)       (80,993)
                                                          ---------      ---------
       Net non-current deferred tax assets ...........           --             --
                                                          ---------      ---------
       Net deferred tax assets .......................    $      --      $      --
                                                          =========      =========

     The actual income tax benefit (provision) for 1997, 1998 and 1999 reconciles to the amounts computed by applying the statutory federal tax rate to income before income taxes as follows:

                                                                               Years Ended December 31,
                                                      --------------------------------------------------------------------------
                                                               1997                     1998                      1999
                                                      ----------------------  ------------------------  ------------------------
                                                          Tax        Rate          Tax         Rate          Tax         Rate
                                                      ----------  ----------  ------------  ----------  ------------  ----------
Statutory rate .....................................   $  5,391    34.0%       $  21,131     34.0%       $  43,633     34.0%
State income taxes, net of federal benefit .........        695     4.4            2,433      3.9            4,953      3.9
Non-deductible amortization of intangible
 assets ............................................       (291)   (1.8)            (415)    (0.7)          (1,507)    (1.2)
Other ..............................................        (12)   (0.1)             (26)      --              (15)      --
Increase in valuation allowance ....................     (5,783)  (36.5)         (23,123)   (37.2)         (47,064)   (36.7)
                                                       --------   -----        ---------    -----        ---------    -----
Income taxes .......................................   $     --   -- %         $      --       --%       $      --       --%
                                                       ========   ========     =========    ======       =========    ======

10. Commitments and Contingencies

DIRECTV Litigation

     In May 1999, Hughes acquired United States Satellite Broadcasting Company, Inc. ("USSB"). Prior to its acquisition by Hughes, USSB offered premium programming packages consisting of HBO, Showtime, Cinemax and The Movie Channel to subscribers throughout the United States, including those within the NRTC's rural DIRECTV markets. After completing its acquisition of USSB, Hughes combined its DIRECTV business with USSB's assets to expand its programming lineup through the addition of HBO, Showtime, Cinemax and The Movie Channel.

                           GOLDEN SKY HOLDINGS, INC.

10. Commitments and Contingencies  -- (Continued)

     On June 3, 1999, the NRTC filed suit against DIRECTV and Hughes alleging breach of contract and seeking a court order requiring DIRECTV to provide NRTC members and affiliates with HBO, Showtime, Cinemax and The Movie Channel programming for exclusive distribution in the NRTC's rural DIRECTV markets and a temporary restraining order and preliminary injunction preventing DIRECTV from providing, marketing, selling or billing for this programming in the NRTC's rural markets. On June 17, 1999, the court denied the NRTC's request for a temporary restraining order and preliminary injunction. On July 12, 1999, the NRTC amended its complaint to add a second claim for breach of contract and to seek a declaratory judgment that, if the court determines that the NRTC does not have the exclusive right to provide HBO, Showtime, Cinemax and The Movie Channel programming in its rural markets, then the NRTC has the non-exclusive right to distribute this programming in its rural markets. In July 1999, DIRECTV and Hughes filed a motion to dismiss this portion of the NRTC's complaint on the grounds that it fails to state a claim upon which relief may be granted because DIRECTV is in the process of negotiating USSB programming distribution rights with the NRTC and the DBS Distribution Agreement requires the parties to arbitrate any claims regarding the terms and conditions of these rights. The Court denied the motion to dismiss on September 8, 1999.

     In July 1999, DIRECTV and Hughes filed a counterclaim against the NRTC. In the counterclaim, DIRECTV seeks the following declaratory judgments:

  1. That DBS-1, the first satellite launched by Hughes, is the only relevant satellite for determining the term of the DBS Distribution Agreement; and

  2. That the DIRECTV-1R satellite, which was launched in October 1999, is a successor satellite to DBS-1 within the scope and meaning of the DBS Distribution Agreement; that DIRECTV appropriately and prudently exercised its discretion, including its sole discretion to determine when and under what conditions a successor satellite should be launched, in determining to launch DIRECTV-1R in order to prevent a disruption in service; that the NRTC's right of first refusal under the DBS Distribution Agreement will be based on the satellite expiration date of DBS-1; and that pursuant to its right of first refusal, the NRTC has no right to specified programming services currently required to be provided under the DBS Distribution Agreement or more than 20 program channels of transponder capacity.

     On August 26, 1999, the NRTC filed a separate lawsuit against DIRECTV and Hughes in the United States District Court for the Central District of California. In this suit, the NRTC alleges that DIRECTV and Hughes have breached their fiduciary duty to the NRTC as well as the NRTC's agreement with Hughes and have engaged in unfair business practices in violation of California law by withholding from the NRTC various revenues, cost savings, discounts and other benefits belonging to the NRTC under its agreement with Hughes. On October 15, 1999 DIRECTV moved to have the NRTC's breach of fiduciary duty (and related breach of confidential relationship claims) dismissed. The court granted DIRECTV's motion on November 15, 1999.

     A trial date has not been set on the merits of any of the claims made by the NRTC or DIRECTV and Hughes in either lawsuit. We are unable to predict the outcome of these matters or how they will impact the business relationship between the NRTC and DIRECTV.

     On January 10, 2000, Golden Sky and Pegasus filed a lawsuit against DIRECTV and Hughes in the United States District Court, Central District of California. The action asserts various claims, including intentional interference with contractual relations and interference with prospective economic advantage, and seeks declaratory relief. The claims are based on DIRECTV's failure to provide NRTC with certain premium programming, thereby preventing NRTC from providing said premium programming to the class action members. The claims are also based on DIRECTV's position with respect to launch fees and other benefits it has received, contract term and rights of refusal. We are unable to predict the outcome of this matter or how it will impact our business, financial condition or results of operations.

                           GOLDEN SKY HOLDINGS, INC.

10. Commitments and Contingencies  -- (Continued)

Other Litigation

     Golden Sky is subject to various other legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to those actions will not materially affect Golden Sky's financial position or results of operations.

Operating Leases

     Golden Sky has non-cancelable operating leases for office, warehouse and storage space and equipment that expire at various dates. Future minimum lease payments as of December 31, 1999 are summarized as follows (dollars in thousands):


  2000 .................................    $2,116
  2001 .................................     1,611
  2002 .................................     1,050
  2003 .................................       255
  2004 and thereafter ..................        79
                                            ------
  Total ................................    $5,111
                                            ======

11. Related Party Transactions

     In 1997, Systems paid $66,000 to a company affiliated with Systems' president for consulting services received by Systems. Additionally, during 1997, 1998 and 1999 Systems paid $77,000, $159,000 (including $75,000 paid in connection with a 1998 acquisition) and $84,000, respectively, to one of its directors for consulting services.

     During 1996, Golden Sky's president provided Systems with a short-term loan in the amount of $381,000. In 1997, Golden Sky received an additional $150,000 short-term loan from its president and a $215,000 short-term loan from a shareholder. Each of these loans bore interest at an annual rate of 10% and was repaid during 1997.

     Through December 31, 1999, Golden Sky contracted with an entity owned by its president for air transportation services, including the lease of an aircraft. This lease, which was canceled effective December 31, 1999, required monthly payments equal to the greater of $20,000 or an aggregate fixed hourly operating charge. The fixed hourly operating charge was based on prevailing market prices. The total cost of such services approximated $109,000, $506,000 and $300,000 during 1997, 1998 and 1999, respectively.

12. Valuation and Qualifying Accounts

     Golden Sky's valuation and qualifying accounts as of December 31, 1997, 1998 and 1999 are as follows (in thousands):

                                                                           Year Ended December 31,
                                                                    -------------------------------------
                                                                       1997         1998          1999
                                                                    ---------   -----------   -----------
   Allowance for doubtful accounts, beginning of period .........    $    4      $    138      $    293
   Charged to costs and expenses ................................       417         1,537         3,909
   Deductions ...................................................      (283)       (1,382)       (3,229)
                                                                     ------      --------      --------
   Allowance for doubtful accounts, end of period ...............    $  138      $    293      $    973
                                                                     ======      ========      ========

                           GOLDEN SKY HOLDINGS, INC.

13. Consolidating Financial Information and Subsidiary Guarantors

     Consolidating financial information for Golden Sky, Golden Sky's guarantor subsidiaries, and Golden Sky's non-guarantor subsidiaries is as follows (dollars in thousands):

Consolidating Statement of Operations -- Year Ended December 31, 1997

                                                                                                  Consolidating
                                                                                      Non-             and
                                                                    Guarantor       guarantor      Eliminating
                                       Holdings      Systems      Subsidiaries    Subsidiaries     Adjustments    Consolidated
                                      ----------  -------------  --------------  --------------  --------------  -------------
Revenue:
 DBS services ......................    $  --       $  13,356       $ 2,787          $  309          $   --        $  16,452
 Lease and other ...................       --             931           --               13              --              944
                                        -----       ---------       -------          ------          ------        ---------
Total revenue ......................       --          14,287        2,787              322              --           17,396
Costs and Expenses:
 Costs of DBS services .............       --           7,514        1,601              189              --            9,304
 System operations .................       --           2,830          876              100             (10)           3,796
 Sales and marketing ...............       --           6,597          693               26              --            7,316
 General and administrative ........       --           2,260           59               12              --            2,331
 Depreciation and amortization .....       --           6,312          109               79             800            7,300
                                        -----       ---------       -------          ------          ------        ---------
Total costs and expenses ...........       --          25,513        3,338              406             790           30,047
                                        -----       ---------       -------          ------          ------        ---------
Operating loss .....................       --         (11,226)        (551)             (84)           (790)         (12,651)
Non-operating items:
 Interest and investment income.....       --              30           10               --              --               40
 Interest expense ..................      (73)         (3,170)          (3)              --              --           (3,246)
                                        -----       ---------       ---------        ------          ------        ---------
Total non-operating items ..........      (73)         (3,140)           7               --              --           (3,206)
                                        -----       ---------       --------         ------          ------        ---------
Loss before income taxes ...........      (73)        (14,366)        (544)             (84)           (790)         (15,857)
Income taxes .......................       --              --           --               --              --               --
                                        -----       ---------       --------         ------          ------        ---------
Net loss ...........................    $ (73)      $ (14,366)      $ (544)          $  (84)         $ (790)       $ (15,857)
                                        =====       =========       ========         ======          ======        =========

                           GOLDEN SKY HOLDINGS, INC.

13. Consolidating Financial Information and Subsidiary Guarantors
    -- (Continued)

Consolidating Statement of Cash Flows -- Year Ended December 31, 1997

                                                                               Guarantor
                                                 Holdings       Systems      Subsidiaries
                                               ------------  -------------  --------------
Cash Flows From Operating Activities
Net loss ....................................   $      (73)   $  (14,366)      $ (544)
 Adjustments to reconcile net loss to net
   cash provided by (used in) operating
   activities:
 Depreciation and amortization ..............           --         6,312          109
 Amortization of debt discount, deferred
   financing costs and other ................           --           215           --
 Change in operating assets and
   liabilities, net of acquisitions:
   Subscriber receivables, net of unearned
    revenue .................................           --        (1,827)        (615)
   Other receivables ........................         (586)         (185)          24
   Inventory ................................           --        (1,499)         (34)
   Prepaid expenses and other ...............           --          (201)           8
   Trade accounts payable ...................           --         7,683         (320)
   Interest payable .........................           73           733           --
   Accrued payroll and other ................          574        (1,461)       2,460
                                                ----------    ----------       ------
 Net cash provided by (used in) operating
   activities ...............................          (12)       (4,596)       1,088
 Cash Flows From Investing Activities
 Acquisitions of Rural DIRECTV Markets.......           --      (120,051)          --
 Purchases of property and equipment ........           --          (992)          (6)
 Other ......................................           --           320           --
                                                ----------    ----------       --------
 Net cash provided by (used in) investing
   activities ...............................           --      (120,723)          (6)
 Cash Flows From Financing Activities
 Proceeds from issuance of Series A
   Preferred Stock ..........................        1,200        34,289           --
 Proceeds from bridge loan ..................       10,000            --           --
 Proceeds from issuance of Series B
   Preferred Stock ..........................       35,616            --           --
 Borrowings under the Credit Agreement ......           --        75,000           --
 Principal payments on the Credit
   Agreement ................................           --       (14,995)          (5)
 Proceeds from issuance of notes payable ....           --         2,115           __
 Principal payments on notes payable and
   obligations under capital leases .........           --        (2,902)          --
 Contribution from Holdings .................      (46,800)       46,800           --
 Increase in deferred financing costs .......           --        (3,321)          --
                                                ----------    ----------       --------
 Net cash provided by (used in) financing
   activities ...............................           16       136,986           (5)
 Net increase in cash and cash equivalents...            4        11,667        1,077
 Cash and cash equivalents, beginning of
   period ...................................           --           479           --
                                                ----------    ----------       --------
 Cash and cash equivalents, end of period ...   $        4    $   12,146       $ 1,077
                                                ==========    ==========       ========


                                                                Consolidating
                                                    Non-             and
                                                  guarantor      Eliminating
                                                Subsidiaries     Adjustments    Consolidated
                                               --------------  --------------  -------------
Cash Flows From Operating Activities
Net loss ....................................      $ (84)          $ (790)      $  (15,857)
 Adjustments to reconcile net loss to net
   cash provided by (used in) operating
   activities:
 Depreciation and amortization ..............         79              800            7,300
 Amortization of debt discount, deferred
   financing costs and other ................         --               --              215
 Change in operating assets and
   liabilities, net of acquisitions:
   Subscriber receivables, net of unearned
    revenue .................................        (59)              --           (2,501)
   Other receivables ........................         --              586             (161)
   Inventory ................................        (71)              --           (1,604)
   Prepaid expenses and other ...............        (10)              --             (203)
   Trade accounts payable ...................        152               --            7,515
   Interest payable .........................         --               --              806
   Accrued payroll and other ................        402             (596)           1,379
                                                   -----           ------       ----------
 Net cash provided by (used in) operating
   activities ...............................        409               --           (3,111)
 Cash Flows From Investing Activities
 Acquisitions of Rural DIRECTV Markets.......         --               --         (120,051)
 Purchases of property and equipment ........         --               --             (998)
 Other ......................................         --               --              320
                                                   -----           ------       ----------
 Net cash provided by (used in) investing
   activities ...............................         --               --         (120,729)
 Cash Flows From Financing Activities
 Proceeds from issuance of Series A
   Preferred Stock ..........................         --               --           35,489
 Proceeds from bridge loan ..................         --               --           10,000
 Proceeds from issuance of Series B
   Preferred Stock ..........................         --               --           35,616
 Borrowings under the Credit Agreement ......         --               --           75,000
 Principal payments on the Credit
   Agreement ................................         --               --          (15,000)
 Proceeds from issuance of notes payable ....         --               --            2,115
 Principal payments on notes payable and
   obligations under capital leases .........         --               --           (2,902)
 Contribution from Holdings .................         --               --               --
 Increase in deferred financing costs .......         --               --           (3,321)
                                                   -----           ------       ----------
 Net cash provided by (used in) financing
   activities ...............................         --               --          136,997
 Net increase in cash and cash equivalents...        409               --           13,157
 Cash and cash equivalents, beginning of
   period ...................................         --               --              479
                                                   -----           ------       ----------
 Cash and cash equivalents, end of period ...      $ 409           $   --       $   13,636
                                                   =====           ======       ==========

                           GOLDEN SKY HOLDINGS, INC.

13. Consolidating Financial Information and Subsidiary Guarantors
     -- (Continued)

Consolidating Balance Sheet -- December 31, 1998

                                                                              Guarantor
                                                  Holdings      Systems     Subsidiaries
                                               -------------  -----------  --------------
Assets
Current assets:
 Cash and cash equivalents ..................   $        28    $     827       $ 1,189
 Restricted cash, current portion ...........            --       28,083            --
 Subscriber receivables, net ................            --        6,815         1,043
 Other receivables ..........................            --        2,360            87
 Intercompany receivables ...................            12       11,521            --
 Inventory ..................................            --        9,255           583
 Prepaid expenses and other .................            --        1,819            37
                                                -----------    ---------       -------
Total current assets ........................            40       60,680         2,939
Restricted cash, net of current portion .....            --       23,534            --
Property and equipment, net .................            --        4,418           381
Investment in subsidiaries ..................        15,922       22,518            --
Intangible assets, net ......................            --      199,867        25,051
Deferred financing costs ....................            --       10,541            --
Other assets ................................            --          133            85
                                                -----------    ---------       -------
   Total assets .............................   $    15,962    $ 321,691       $28,456
                                                ===========    =========       =======
Liabilities and Stockholders' Equity
 (Deficit)
Current liabilities:
 Trade accounts payable .....................   $        --    $  13,482       $    49
 Interest payable ...........................            --       11,009            --
 Current maturities of long-term
  obligations ...............................            --        8,916            --
 Unearned revenue ...........................            --        4,380           789
 Accrued payroll and other ..................            --        1,028         6,263
                                                -----------    ---------       -------
Total current liabilities ...................            --       38,815         7,101
Long-term obligations, net of current
 maturities:
 12 3/8% Notes ..............................            --      195,000            --
 Bank debt ..................................            --       67,000            --
 Seller notes payable .......................            --        6,912            --
 Other notes payable and obligations
  under capital leases ......................            --          318            58
 Minority interest ..........................            --           --            --
                                                -----------    ---------       -------
Total long-term obligations, net of current
 maturities .................................            --      269,230            58
                                                -----------    ---------       -------
Total liabilities ...........................            --      308,045         7,159
Mandatorily redeemable preferred stock:
 Series A Preferred Stock ...................        56,488           --            --
 Series B Preferred stock ...................        53,489           --            --
 Series C Preferred Stock ...................        10,455           --            --
                                                -----------    ---------       -------
                                                    120,432           --            --
Stockholders' Equity (Deficit):
 Common Stock ...............................            --           --           896
 Additional paid-in capital .................            25       97,600         1,967
 Retained earnings (accumulated deficit) ....      (104,495)     (83,954)       18,434
                                                -----------    ---------       -------
Total stockholders' equity (deficit) ........      (104,470)      13,646        21,297
                                                -----------    ---------       -------
   Total liabilities and stockholders'
     equity (deficit) .......................   $    15,962    $ 321,691       $28,456
                                                ===========    =========       =======


                                                                Consolidating
                                                    Non-             and
                                                  guarantor      Eliminating
                                                Subsidiaries     Adjustments    Consolidated
                                               --------------  --------------  -------------
Assets
Current assets:
 Cash and cash equivalents ..................      $2,444        $      --      $    4,488
 Restricted cash, current portion ...........          --               --          28,083
 Subscriber receivables, net ................         774               --           8,632
 Other receivables ..........................          18               --           2,465
 Intercompany receivables ...................          --          (11,533)             --
 Inventory ..................................         308               --          10,146
 Prepaid expenses and other .................           3               --           1,859
                                                   ------        ---------      ----------
Total current assets ........................       3,547          (11,533)         55,673
Restricted cash, net of current portion .....          --               --          23,534
Property and equipment, net .................         195               --           4,994
Investment in subsidiaries ..................          --          (38,440)             --
Intangible assets, net ......................       3,525            4,696         233,139
Deferred financing costs ....................          --               --          10,541
Other assets ................................          --               --             218
                                                   ------        ---------      ----------
   Total assets .............................      $7,267        $ (45,277)     $  328,099
                                                   ======        =========      ==========
Liabilities and Stockholders' Equity
 (Deficit)
Current liabilities:
 Trade accounts payable .....................      $    8        $      --      $   13,539
 Interest payable ...........................          --               --          11,009
 Current maturities of long-term
  obligations ...............................          --               --           8,916
 Unearned revenue ...........................         405               --           5,574
 Accrued payroll and other ..................       5,633          (11,533)          1,391
                                                   ------        ---------      ----------
Total current liabilities ...................       6,046          (11,533)         40,429
Long-term obligations, net of current
 maturities:
 12 3/8% Notes ..............................          --               --         195,000
 Bank debt ..................................          --               --          67,000
 Seller notes payable .......................          --               --           6,912
 Other notes payable and obligations
  under capital leases ......................          --               --             376
 Minority interest ..........................          --            2,420           2,420
                                                   ------        ---------      ----------
Total long-term obligations, net of current
 maturities .................................          --            2,420         271,708
                                                   ------        ---------      ----------
Total liabilities ...........................       6,046           (9,113)        312,137
Mandatorily redeemable preferred stock:
 Series A Preferred Stock ...................          --               --          56,488
 Series B Preferred stock ...................          --               --          53,489
 Series C Preferred Stock ...................          --               --          10,455
                                                   ------        ---------      ----------
                                                       --               --         120,432
Stockholders' Equity (Deficit):
 Common Stock ...............................          --             (896)             --
 Additional paid-in capital .................          --          (99,567)             25
 Retained earnings (accumulated deficit) ....       1,221           64,299        (104,495)
                                                   ------        ---------      ----------
Total stockholders' equity (deficit) ........       1,221          (36,164)       (104,470)
                                                   ------        ---------      ----------
   Total liabilities and stockholders'
     equity (deficit) .......................      $7,267        $ (45,277)     $  328,099
                                                   ======        =========      ==========

                           GOLDEN SKY HOLDINGS, INC.

13. Consolidating Financial Information and Subsidiary Guarantors
    -- (Continued)

Consolidating Statement of Operations - Year Ended December 31, 1998

                                                                        Guarantor
                                            Holdings      Systems     Subsidiaries
                                           ----------  ------------  --------------
Revenue:
 DBS services ...........................     $--       $  57,437       $ 11,172
 Lease and other ........................      --             982             22
                                              ----      ---------       --------
Total revenue ...........................      --          58,419         11,194
Costs and Expenses:
 Costs of DBS services ..................      --          34,640          6,813
 System operations ......................      --           7,683          2,533
 Sales and marketing ....................      --          23,753          5,045
 General and administrative .............      --           7,000            267
 Depreciation and amortization ..........      --          19,336            996
                                              ----      ---------       --------
Total costs and expenses ................      --          92,412         15,654
                                              ----      ---------       --------
Operating loss ..........................      --         (33,993)        (4,460)
Non-operating items:
 Interest and investment income .........      --           1,571              2
 Interest expense .......................       (1)       (20,497)           (28)
                                              ------    ---------       --------
Total non-operating items ...............       (1)       (18,926)           (26)
                                              ------    ---------       --------
Loss before income taxes ................       (1)       (52,919)        (4,486)
Income taxes ............................      --              --             --
                                              -----     ---------       --------
Loss before extraordinary charge ........       (1)       (52,919)        (4,486)
Extraordinary charge on early retire-
 ment of debt ...........................      --          (2,577)            --
                                              -----     ---------       --------
Net loss ................................     $(1)      $ (55,496)      $ (4,486)
                                              =====     =========       ========

                                                            Consolidating
                                                Non-             and
                                              guarantor      Eliminating
                                            Subsidiaries     Adjustments    Consolidated
                                           --------------  --------------  -------------
Revenue:
 DBS services ...........................     $  6,301        $     --       $  74,910
 Lease and other ........................           10              --           1,014
                                              --------        --------       ---------
Total revenue ...........................        6,311              --          75,924
Costs and Expenses:
 Costs of DBS services ..................        3,838              --          45,291
 System operations ......................        1,318            (513)         11,021
 Sales and marketing ....................        3,403              --          32,201
 General and administrative .............          164              --           7,431
 Depreciation and amortization ..........          340           2,494          23,166
                                              --------        --------       ---------
Total costs and expenses ................        9,063           1,981         119,110
                                              --------        --------       ---------
Operating loss ..........................       (2,752)         (1,981)        (43,186)
Non-operating items:
 Interest and investment income .........           --              --           1,573
 Interest expense .......................          (12)             --         (20,538)
                                              --------        --------       ---------
Total non-operating items ...............          (12)             --         (18,965)
                                              --------        --------       ---------
Loss before income taxes ................       (2,764)         (1,981)        (62,151)
Income taxes ............................           --              --              --
                                              --------        --------       ---------
Loss before extraordinary charge ........       (2,764)         (1,981)        (62,151)
Extraordinary charge on early retire-
 ment of debt ...........................           --              --           2,577
                                              --------        --------       ---------
Net loss ................................     $ (2,764)       $ (1,981)      $ (64,728)
                                              ========        ========       =========

                           GOLDEN SKY HOLDINGS, INC.

13. Consolidating Financial Information and Subsidiary Guarantors
    -- (Continued)

Consolidating Statement of Cash Flows - Year Ended December 31, 1998

                                                                             Guarantor
                                                Holdings      Systems      Subsidiaries
                                               ----------  -------------  --------------
Cash Flows From Operating Activities
Net loss ....................................   $   (1)     $  (55,496)      $ (4,486)
Adjustments to reconcile net loss to net
 cash provided by (used in) operating
 activities:
 Depreciation and amortization ..............       --          19,336            996
 Amortization of debt discount, deferred
   financing and other ......................       --             977             --
 Extraordinary charge on early
   retirement of debt .......................       --           2,577             --
 Change in operating assets and
   liabilities, net of acquisitions:
   Subscriber receivables, net of
    unearned revenue ........................       --          (1,283)          (222)
   Other receivables ........................      574          (2,144)            32
   Inventory ................................       --          (7,335)          (477)
   Prepaid expenses and other ...............       --          (1,189)           (36)
   Trade accounts payable ...................       --           5,357           (145)
   Interest payable .........................       --          10,223             --
   Accrued payroll and other ................     (574)        (10,253)         4,827
                                                ------      ----------       --------
Net cash provided by (used in) operating
 activities .................................       (1)        (39,230)           489
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets........       --        (104,487)            --
Offering proceeds and investment earn-
 ings placed in escrow ......................       --         (51,617)            --
Purchases of property and equipment .........       --          (2,858)          (341)
Other .......................................       --            (500)            --
                                                --------    ----------       --------
Net cash used in investing activities .......       --        (159,462)          (341)
Cash Flows From Financing Activities
Net proceeds from issuance of 12 3/8%
 Notes ......................................       --         189,150             --
Borrowings under bank debt ..................       --          90,000             --
Principal payments on bank debt .............       --         (83,000)            --
Principal payments on notes payable and
 obligations under capital leases ...........       --          (3,639)           (36)
Proceeds from the issuance of Common
 Stock ......................................       25              --             --
Increase in deferred financing costs ........       --          (5,138)            --
                                                --------    ----------       --------
Net cash provided by (used in) financing
 activities .................................       25         187,373            (36)
                                                --------    ----------       --------
Net increase (decrease) in cash and cash
 equivalents ................................       24         (11,319)           112
Cash and cash equivalents, beginning of
 period .....................................        4          12,146          1,077
                                                --------    ----------       --------
Cash and cash equivalents, end of period.....   $   28      $      827       $  1,189
                                                ========    ==========       ========


                                                                Consolidating
                                                    Non-             and
                                                  guarantor      Eliminating
                                                Subsidiaries     Adjustments    Consolidated
                                               --------------  --------------  -------------
Cash Flows From Operating Activities
Net loss ....................................     $(2,764)        $ (1,981)     $  (64,728)
Adjustments to reconcile net loss to net
 cash provided by (used in) operating
 activities:
 Depreciation and amortization ..............         340            2,494          23,166
 Amortization of debt discount, deferred
   financing and other ......................          --               --             977
 Extraordinary charge on early
   retirement of debt .......................          --               --           2,577
 Change in operating assets and
   liabilities, net of acquisitions:
   Subscriber receivables, net of
    unearned revenue ........................        (252)              --          (1,757)
   Other receivables ........................         (18)             (12)         (1,568)
   Inventory ................................        (237)              --          (8,049)
   Prepaid expenses and other ...............          (3)              --          (1,228)
   Trade accounts payable ...................        (144)              --           5,068
   Interest payable .........................          --               --          10,223
   Accrued payroll and other ................       5,231             (501)         (1,270)
                                                  ---------       --------      ----------
Net cash provided by (used in) operating
 activities .................................       2,153               --         (36,589)
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets........          --               --        (104,487)
Offering proceeds and investment earn-
 ings placed in escrow ......................          --               --         (51,617)
Purchases of property and equipment .........        (118)              --          (3,317)
Other .......................................          --               --            (500)
                                                  ---------       --------      ----------
Net cash used in investing activities .......        (118)              --        (159,921)
Cash Flows From Financing Activities
Net proceeds from issuance of 12 3/8%
 Notes ......................................          --               --         189,150
Borrowings under bank debt ..................          --               --          90,000
Principal payments on bank debt .............          --               --         (83,000)
Principal payments on notes payable and
 obligations under capital leases ...........          --               --          (3,675)
Proceeds from the issuance of Common
 Stock ......................................          --               --              25
Increase in deferred financing costs ........          --               --          (5,138)
                                                  ---------       --------      ----------
Net cash provided by (used in) financing
 activities .................................          --               --         187,362
                                                  ---------       --------      ----------
Net increase (decrease) in cash and cash
 equivalents ................................       2,035               --          (9,148)
Cash and cash equivalents, beginning of
 period .....................................         409               --          13,636
                                                  ---------       --------      ----------
Cash and cash equivalents, end of period.....     $ 2,444         $     --      $    4,488
                                                  =========       ========      ==========

                           GOLDEN SKY HOLDINGS, INC.

13. Consolidating Financial Information and Subsidiary Guarantors
     -- (Continued)

Consolidating Balance Sheet -- December 31, 1999

                                                   Holdings         DBS          Systems
                                                -------------  -------------  -------------
Assets
Current assets:
 Cash and cash equivalents ...................   $        29    $         5    $    2,850
 Restricted cash, current portion ............            --             --        23,731
 Subscriber receivables, net .................            --             --        10,118
 Other receivables ...........................            --             --           742
 Intercompany receivables ....................            10             --         6,412
 Inventory ...................................            --             --         2,525
 Prepaid expenses and other ..................            --             --         1,642
                                                 -----------    -----------    ----------
Total current assets .........................            39              5        48,020
Property and equipment, net ..................            --             --         5,459
Investment in subsidiaries ...................            --             --        17,144
Intangible assets, net .......................            --             --       213,229
Deferred financing costs .....................            --          4,144         7,318
Other assets .................................            --             --           173
                                                 -----------    -----------    ----------
   Total assets ..............................   $        39    $     4,149    $  291,343
                                                 ===========    ===========    ==========
Liabilities and Stockholders' Equity
 (Deficit)
Current liabilities:
 Trade accounts payable ......................   $        --    $        --    $   22,858
 Interest payable ............................            --             20        11,659
 Current maturities of long-term
   obligations ...............................            --             --         3,248
 Unearned revenue ............................            --             --         7,146
 Accrued payroll and other ...................           391            466           734
                                                 -----------    -----------    ----------
Total current liabilities ....................           391            486        45,645
Long-term obligations, net of current
 maturities:
 12 3/8% Notes ...............................            --             --       195,000
 13 1/2% Notes ...............................            --        112,095            --
 Bank debt ...................................            --             --        52,000
 Seller notes payable ........................            --             --         6,932
 Other notes payable and obligations
   under capital leases ......................            --             --           103
 Minority interest ...........................            --             --            --
                                                 -----------    -----------    ----------
Total long-term obligations, net of current
 maturities ..................................            --        112,095       254,035
Losses of subsidiaries in excess of
 original basis ..............................       114,799         15,491            --
                                                 -----------    -----------    ----------
Total liabilities ............................       115,190        128,072       299,680
Mandatorily redeemable preferred stock:
 Series A Preferred Stock ....................        65,135             --            --
 Series B Preferred stock ....................        61,677             --            --
 Series C Preferred Stock ....................        11,540             --            --
                                                 -----------    -----------    ----------
                                                     138,352             --            --
Stockholder's Equity (Deficit):
 Common Stock ................................            --             --            --
 Additional paid-in capital ..................           179             --       193,145
 Retained earnings (accumulated
   deficit) ..................................      (253,682)      (123,923)     (201,482)
                                                 -----------    -----------    ----------
Total stockholders' equity (deficit) .........      (253,503)      (123,923)       (8,337)
                                                 -----------    -----------    ----------
   Total liabilities and stockholders'
    equity (deficit) .........................   $        39    $     4,149    $  291,343
                                                 ===========    ===========    ==========


                                                                                 Consolidating
                                                                     Non-             and
                                                   Guarantor       guarantor      Eliminating
                                                 Subsidiaries    Subsidiaries     Adjustments    Consolidated
                                                --------------  --------------  --------------  -------------
Assets
Current assets:
 Cash and cash equivalents ...................      $   132         $  254        $       --     $    3,270
 Restricted cash, current portion ............           --             --                --         23,731
 Subscriber receivables, net .................        1,445            770                --         12,333
 Other receivables ...........................           --             --                --            742
 Intercompany receivables ....................           --             --            (6,422)            --
 Inventory ...................................          331            252                --          3,108
 Prepaid expenses and other ..................            8              2                --          1,652
                                                    -------         ------        ----------     ----------
Total current assets .........................        1,916          1,278            (6,422)        44,836
Property and equipment, net ..................          256            138                --          5,853
Investment in subsidiaries ...................           --             --           (17,144)            --
Intangible assets, net .......................       22,930            767                --        236,926
Deferred financing costs .....................           --             --                --         11,462
Other assets .................................           87             --                --            260
                                                    -------         ------        ----------     ----------
   Total assets ..............................      $25,189         $2,183        $  (23,566)    $  299,337
                                                    =======         ======        ==========     ==========
Liabilities and Stockholders' Equity
 (Deficit)
Current liabilities:
 Trade accounts payable ......................      $    18         $   17        $       --     $   22,893
 Interest payable ............................           --             --                --         11,679
 Current maturities of long-term
   obligations ...............................           --             --                --          3,248
 Unearned revenue ............................        1,065            458                --          8,669
 Accrued payroll and other ...................        7,032          1,638            (9,328)           933
                                                    -------         ------        ----------     ----------
Total current liabilities ....................        8,115          2,113            (9,328)        47,422
Long-term obligations, net of current
 maturities:
 12 3/8% Notes ...............................           --             --                --        195,000
 13 1/2% Notes ...............................           --             --                --        112,095
 Bank debt ...................................           --             --                --         52,000
 Seller notes payable ........................           --             --                --          6,932
 Other notes payable and obligations
   under capital leases ......................           --             --                --            103
 Minority interest ...........................           --             --               936            936
                                                    -------         ------        ----------     ----------
Total long-term obligations, net of current
 maturities ..................................           --             --               936        367,066
Losses of subsidiaries in excess of
 original basis ..............................           --             --          (130,290)            --
                                                    -------         ------        ----------     ----------
Total liabilities ............................        8,115          2,113          (138,682)       414,488
Mandatorily redeemable preferred stock:
 Series A Preferred Stock ....................           --             --                --         65,135
 Series B Preferred stock ....................           --             --                --         61,677
 Series C Preferred Stock ....................           --             --                --         11,540
                                                    -------         ------        ----------     ----------
                                                         --             --                --        138,352
Stockholder's Equity (Deficit):
 Common Stock ................................          896             --              (896)            --
 Additional paid-in capital ..................        1,967             --          (195,112)           179
 Retained earnings (accumulated
   deficit) ..................................       14,211             70           311,124       (253,682)
                                                    -------         ------        ----------     ----------
Total stockholders' equity (deficit) .........       17,074             70           115,116       (253,503)
                                                    -------         ------        ----------     ----------
   Total liabilities and stockholders'
    equity (deficit) .........................      $25,189         $2,183        $  (23,566)    $  299,337
                                                    =======         ======        ==========     ==========

                           GOLDEN SKY HOLDINGS, INC.

13. Consolidating Financial Information and Subsidiary Guarantors
 -- (Continued)

Consolidating Statement of Operations - Year Ended December 31, 1999

                                         Holdings         DBS          Systems
                                        ----------  --------------  -------------
Revenue:
 DBS services ........................    $   --      $     --       $  112,714
 Lease and other .....................        --            --              636
                                          ------      --------       ----------
Total revenue ........................        --            --          113,350
Costs and Expenses:
 Costs of DBS services ...............        --            --           71,510
 System operations ...................        --            --           14,349
 Sales and marketing .................        --            --           58,452
 General and administrative ..........        --             5           15,703
 Depreciation and amortization .......        --            --           32,562
                                          ------      --------       ----------
Total costs and expenses .............        --             5          192,576
                                          ------      --------       ----------
Operating income (loss) ..............        --            (5)         (79,226)
Non-operating items:
 Interest and investment income.......         1            --            2,392
 Interest expense ....................        --       (12,570)         (32,435)
 Other non-operating expenses ........      (391)         (466)            (258)
                                          ------      --------       ----------
Total non-operating items ............      (390)      (13,036)         (30,301)
                                          ------      --------       ----------
Income (loss) before income taxes.....      (390)      (13,041)        (109,527)
Income taxes .........................        --            --               --
                                          ------      --------       ----------
Income (loss) before extraordinary
 charge ..............................      (390)      (13,041)        (109,527)
Extraordinary charge on early
 retirement of debt ..................        --            --           (2,935)
                                          ------      --------       ----------
Net income (loss) ....................    $ (390)     $(13,041)      $ (112,462)
                                          ======      ========       ==========


                                                                         Consolidating
                                                             Non-             and
                                           Guarantor       guarantor      Eliminating
                                         Subsidiaries    Subsidiaries     Adjustments    Consolidated
                                        --------------  --------------  --------------  -------------
Revenue:
 DBS services ........................     $18,130         $ 9,089         $    --       $  139,933
 Lease and other .....................           3               1              --              640
                                           -------         -------         -------       ----------
Total revenue ........................      18,133           9,090              --          140,573
Costs and Expenses:
 Costs of DBS services ...............      11,516           5,664              --           88,690
 System operations ...................       3,495           2,155            (266)          19,733
 Sales and marketing .................       4,142           2,339              --           64,933
 General and administrative ..........          --              --              --           15,708
 Depreciation and amortization .......       3,054             347              --           35,963
                                           -------         -------         -------       ----------
Total costs and expenses .............      22,207          10,505            (266)         225,027
                                           -------         -------         -------       ----------
Operating income (loss) ..............      (4,074)         (1,415)            266          (84,454)
Non-operating items:
 Interest and investment income.......          --              --              --            2,393
 Interest expense ....................          (5)             (2)             --          (45,012)
 Other non-operating expenses ........        (144)             --              --           (1,259)
                                           ---------       ---------       -------       ----------
Total non-operating items ............        (149)             (2)             --          (43,878)
                                           ---------       ----------      -------       ----------
Income (loss) before income taxes.....      (4,223)         (1,417)            266         (128,332)
Income taxes .........................          --              --              --               --
                                           ---------       ---------       -------       ----------
Income (loss) before extraordinary
 charge ..............................      (4,223)         (1,417)            266         (128,332)
Extraordinary charge on early
 retirement of debt ..................          --              --              --           (2,935)
                                           ---------       ---------       -------       ----------
Net income (loss) ....................     $(4,223)        $(1,417)        $   266       $ (131,267)
                                           =========       =========       =======       ==========

                           GOLDEN SKY HOLDINGS, INC.

13. Consolidating Financial Information and Subsidiary Guarantors
    -- (Continued)

Consolidating Statement of Cash Flows - Year Ended December 31, 1999

                                                Holdings         DBS            Systems
                                               ----------  ---------------  --------------
Cash Flows From Operating Activities
Net income (loss) ...........................    $ (390)      $(13,041)       $ (112,462)
Adjustments to reconcile net loss to net
 cash provided by (used in) operating
 activities:
 Depreciation and amortization ..............        --             --            32,562
 Amortization of debt discount, deferred
   financing costs and other ................        --         12,550             1,126
 Earned stock compensation ..................        --             --               154
 Extraordinary charge on early
   retirement of debt .......................        --             --             2,935
 Change in operating assets and
   liabilities, net of acquisitions:
   Subscriber receivables, net of
    unearned revenue ........................        --             --              (472)
   Other receivables ........................        --             --               238
   Inventory ................................        --             --             6,730
   Prepaid expenses and other ...............        --             --               177
   Trade accounts payable ...................        --             --             9,376
   Interest payable .........................        --             20               650
   Accrued payroll and other ................       391            466             1,105
                                                 ------       --------        ----------
Net cash provided by (used in) operating
 activities .................................         1             (5)          (57,881)
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets........        --             --           (35,339)
Purchases of minority interests .............        --             --            (1,439)
Proceeds from interest escrow account .......        --             --            24,224
Release of amounts reserved for
 contingent reduction of bank debt ..........        --             --             5,449
Investment earnings placed in escrow ........        --             --            (1,787)
Purchases of property and equipment .........        --             --            (3,423)
Other .......................................        --             --               114
                                                 ------       ----------      ----------
Net cash used in investing activities .......        --             --           (12,201)
Cash Flows From Financing Activities
Bank borrowing ..............................        --             --            38,000
Principal payments on bank debt .............        --             --           (53,000)
Principal payments on notes payable and
 obligations under capital leases ...........        --             --            (8,846)
Increase in deferred financing costs ........        --         (4,648)             (868)
Capital contribution from minority
 partner ....................................        --             --             1,428
Capital Contribution to Systems .............        --        (95,391)           95,391
Net proceeds from issuance of 13 1/2%
 Notes ......................................        --        100,049                --
                                                 ------       ----------      ----------
Net cash provided by financing activities....        --             10            72,105
                                                 ------       ----------      ----------
Net increase (decrease) in cash and cash
 equivalents ................................         1              5             2,023
Cash and cash equivalents, beginning of
 period .....................................        28             --               827
                                                 ------       ----------      ----------
Cash and cash equivalents, end of period.....    $   29       $      5        $    2,850
                                                 ======       ==========      ==========

                                                                                Consolidating
                                                                    Non-             and
                                                  Guarantor       guarantor      Eliminating
                                                Subsidiaries    Subsidiaries     Adjustments    Consolidated
                                               --------------  --------------  --------------  -------------
Cash Flows From Operating Activities
Net income (loss) ...........................     $(4,223)        $ (1,417)       $   266       $ (131,267)
Adjustments to reconcile net loss to net
 cash provided by (used in) operating
 activities:
 Depreciation and amortization ..............       3,054              347             --           35,963
 Amortization of debt discount, deferred
   financing costs and other ................          --              266           (266)          13,676
 Earned stock compensation ..................          --               --             --              154
 Extraordinary charge on early
   retirement of debt .......................          --               --             --            2,935
 Change in operating assets and
   liabilities, net of acquisitions:
   Subscriber receivables, net of
    unearned revenue ........................        (126)              57             --             (541)
   Other receivables ........................          87               18            845            1,188
   Inventory ................................         252               56             --            7,038
   Prepaid expenses and other ...............          29                1             --              207
   Trade accounts payable ...................         (31)               9             --            9,354
   Interest payable .........................          --               --             --              670
   Accrued payroll and other ................         (97)          (1,498)          (845)            (478)
                                                  -------         --------        -------       ----------
Net cash provided by (used in) operating
 activities .................................      (1,055)          (2,161)            --          (61,101)
Cash Flows From Investing Activities
Acquisitions of Rural DIRECTV Markets........          --               --             --          (35,339)
Purchases of minority interests .............          --               --             --           (1,439)
Proceeds from interest escrow account .......          --               --             --           24,224
Release of amounts reserved for
 contingent reduction of bank debt ..........          --               --             --            5,449
Investment earnings placed in escrow ........          --               --             --           (1,787)
Purchases of property and equipment .........          --              (29)            --           (3,452)
Other .......................................          (2)              --             --              112
                                                  ----------      --------        -------       ----------
Net cash used in investing activities .......          (2)             (29)            --          (12,232)
Cash Flows From Financing Activities
Bank borrowing ..............................          --               --             --           38,000
Principal payments on bank debt .............          --               --             --          (53,000)
Principal payments on notes payable and
 obligations under capital leases ...........          --               --             --           (8,846)
Increase in deferred financing costs ........          --               --             --           (5,516)
Capital contribution from minority
 partner ....................................          --               --             --            1,428
Capital Contribution to Systems .............          --               --             --               --
Net proceeds from issuance of 13 1/2%
 Notes ......................................          --               --             --          100,049
                                                  ---------       --------        -------       ----------
Net cash provided by financing activities....          --               --             --           72,115
                                                  ---------       --------        -------       ----------
Net increase (decrease) in cash and cash
 equivalents ................................      (1,057)          (2,190)            --           (1,218)
Cash and cash equivalents, beginning of
 period .....................................       1,189            2,444             --            4,488
                                                  ---------       --------        -------       ----------
Cash and cash equivalents, end of period.....     $   132         $    254        $    --       $    3,270
                                                  =========       ========        =======       ==========

                           GOLDEN SKY HOLDINGS, INC.

14. Quarterly Financial Data (Unaudited)

     Golden Sky's quarterly results of operations are summarized as follows (in thousands):

                                                                  Three Months Ended
                                              ----------------------------------------------------------
                                                March 31       June 30      September 30     December 31
                                              ------------   -----------   --------------   ------------
Period Ended December 31, 1998:
 Total revenue ............................    $  14,129      $  16,849      $  19,912       $  25,034
 Operating loss ...........................       (6,034)        (8,806)       (11,462)        (16,884)
 Loss before extraordinary charge .........       (8,287)       (11,761)       (17,354)        (24,749)
 Net loss .................................       (8,287)       (14,338)       (17,354)        (24,749)
Period Ended December 31, 1999:
 Total revenue ............................    $  29,036      $  31,389      $  36,732       $  43,416
 Operating loss ...........................      (16,734)       (19,166)       (29,930)        (18,624)
 Loss before extraordinary charge .........      (25,872)       (30,104)       (41,087)        (31,269)
 Net loss .................................      (28,807)       (30,104)       (41,087)        (31,269)

April 27, 2001


                                     [LOGO]

================================================================================

                     PEGASUS SATELLITE COMMUNICATIONS, INC.
               offer to exchange its 12-3/8% senior notes due 2006
                                 for any and all
  Golden Sky Systems 12-3/8% Series A and B senior subordinated notes due 2006
                                       and
    offer to exchange its 13-1/2% senior subordinated discount notes due 2007 for any and all
         Golden Sky DBS 13-1/2% Series B senior discount notes due 2007
                                       and
                            solicitations of consents

                     --------------------------------------
                                 PROSPECTUS AND
                         CONSENT SOLICITATION STATEMENT
                     --------------------------------------

================================================================================

                     Golden Sky Systems Notes Exchange Agent
                     ---------------------------------------

By Mail:                              By Hand/Overnight Courier:                   New York Drop:
State Street Bank and Trust           State Street Bank and Trust Company          State Street Bank and Trust Company
  Company                             Corporate Trust Window                         Corporate Trust Department
Corporate Trust Department            Fifth Floor                                  61 Broadway, 15th Floor
P.O. Box 778                          2 Avenue De Lafayette                        New York, NY  10006
Boston, MA  02102-0778                Boston, MA  02111-1724
                                                                                   Tel.:  617-662-1548
                                                                                   Fax:  617-662-1452



                       Golden Sky DBS Notes Exchange Agent
                       -----------------------------------

By Overnight Courier/Hand after 4:30
p.m. on the Expiration Date only:
                                      By Hand up to 4:30 p.m.                      By Registered/Certified Mail:
United States Trust Company of
  New York                            United States Trust Company of               United States Trust Company of
30 Broad Street, 14th Floor             New York                                     New York
New York, NY  10004-2304              30 Broad Street, B-Level                     P.O. Box 112
Attn.: Corporate Trust                New York, NY  10004-2304                     Attn.:  Corporate Trust Services
  Services                            Attn.:  Corporate Trust Window               Bowling Green Station
                                                                                   New York, NY  10274-0112

                                                                                   Telephone:  800-548-6565
                                                                                   Fax:  212-422-0183 or
                                                                                   212-458-8104

                               Information Agent
                               -----------------
                             Georgeson Shareholder
                               111 Commerce Road
                              Carlstadt, NJ 07072
                     Banks and Brokers Call: (201) 896-1900
                   All others Call Toll Free: (888) 373-0391


                                        Dealer Managers
                                        ---------------
CIBC World Markets                                                                 Credit Suisse First Boston Corporation
425 Lexington Avenue                                                               Eleven Madison Avenue
New York, NY 10017                                                                 New York, NY  10010-3629
Attn.:  Brian Perman                                                               Attn.: Jarven Shen

Telephone:  (212) 856-4000                                                         Telephone: (212) 538-7767

================================================================================

                         ----------------------------
         We have not authorized any dealer, information agent, salesperson or any other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any notes in any jurisdiction where it is unlawful.
                         ----------------------------

================================================================================